Exhibit 99.1

Dear Automatic Data Processing, Inc. Stockholder:

I am pleased to inform you that the board of directors of Automatic Data Processing, Inc. (“ADP”) approved the spin-off of our wholly owned subsidiary, Dealer Services Holdings LLC (“Dealer Services”), a global provider of integrated information technology and digital marketing/advertising solutions to the automotive retail industry. Each ADP stockholder will receive one Dealer Services share for every             shares of ADP common stock held on the record date,                 , 2014.

The spin-off, which will separate ADP and Dealer Services into two distinct businesses with separate ownership and management, will better enable both companies to capitalize on significant opportunities for growth. ADP will continue to focus on its Employer Services and Professional Employer Organization Services businesses, and as an independent, publicly owned company, Dealer Services will be able to pursue its growth strategies and prioritize investment spending as it sees fit, without having to compete for capital or senior management resources with other ADP businesses. This transaction will provide our stockholders with ownership interests in ADP and Dealer Services, two companies that are market leaders, each with management teams focused on the unique needs and opportunities of their respective businesses.

The spin-off will be in the form of a pro rata dividend to holders of ADP common stock. The dividend will represent 100 percent of the common stock of Dealer Services at the time of the transaction.

You need not take any action to receive the shares of Dealer Services to which you are entitled as a stockholder of ADP. You do not need to pay any consideration or surrender or exchange your shares of ADP stock.

We expect that the spin-off will be tax-free to stockholders. To that end, we intend to complete the spin-off only if we receive a favorable opinion of counsel confirming the spin-off’s tax-free status. The spin-off is also subject to other conditions, including satisfaction of certain regulatory requirements.

I encourage you to read the attached information statement, which is being provided to all ADP stockholders. It describes the spin-off in detail and contains important business and financial information about Dealer Services.

I believe the spin-off is a positive event for our businesses and our stockholders, and I look forward to your continued support as a stockholder of ADP. We remain committed to working on your behalf to build long-term stockholder value.

Sincerely,

Carlos A. Rodriguez

President and Chief Executive Officer

                    , 2014

Dear Future Dealer Services Holdings LLC Stockholder,

On behalf of the entire team at Dealer Services Holdings LLC (“Dealer Services”), I want to welcome you as a future stockholder. Our company, which will become independent on                 , 2014, brings with it a rich history of delivering leading integrated solutions to automotive retailers, original equipment manufacturers and other automotive retail industry participants around the world. We are a leader in the automotive retail and digital marketing solutions markets serving the automotive retail industry, and we believe our breadth of capabilities, industry expertise and technology platforms position us for continued leadership and growth. As an independent, publicly owned company, we believe we can more effectively focus and execute on our strategic plans and deliver long-term value to you as a stockholder.

I encourage you to learn more about Dealer Services and the strategies we are pursuing by reading the attached information statement. We look forward to our future as an independent, public company and your continued support as a Dealer Services stockholder.

Sincerely,

Steven J. Anenen

Chief Executive Officer

                , 2014

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED JULY 25, 2014

INFORMATION STATEMENT

Distribution of Common Stock of

Dealer Services Holdings LLC

Automatic Data Processing, Inc. (“ADP”) is furnishing this information statement to its stockholders in connection with the distribution by ADP to its stockholders of 100 percent of the issued and outstanding shares of common stock, par value $0.01 per share, of Dealer Services Holdings LLC (“Dealer Services”), which comprises its Dealer Services business, following Dealer Services’ conversion into a Delaware corporation.

In this distribution, ADP will distribute the shares of Dealer Services common stock on a pro rata basis to the holders of ADP common stock. Each of you, as a holder of ADP common stock, will receive one share of Dealer Services common stock for every                 shares of ADP common stock that you hold at the close of business on                 , 2014, the record date for the distribution. You will receive cash in lieu of any fractional share of Dealer Services common stock that you would otherwise have received. As discussed more fully in the “Distribution” section of this information statement, if you sell shares of ADP common stock in the “regular way” market between the record date and                 , 2014, the distribution date, you will also be selling your right to receive shares of Dealer Services common stock in the distribution. Immediately prior to the distribution, Dealer Services will convert to a Delaware corporation, Dealer Services Holdings, Inc. Immediately after the distribution is completed, we will be an independent public company.

No vote of ADP stockholders is required for the distribution to occur. No stockholder action is necessary for you to receive the shares of Dealer Services common stock to which you are entitled in the distribution. This means that:

•	you do not need to pay any consideration to ADP or to Dealer Services for the shares of Dealer Services common stock distributed to you; and

•	you do not need to surrender or exchange any shares of ADP common stock to receive your shares of Dealer Services common stock.

There is currently no trading market for Dealer Services common stock. On                 , 2014, trading of shares of Dealer Services common stock is expected to begin on a “when-issued” basis. We expect that “when-issued” trading will begin on or shortly before the record date and continue up to and including the distribution date, after which time all shares of Dealer Services common stock will be traded on a regular settlement basis, or “regular-way” trading, on The NASDAQ Stock Market LLC (“NASDAQ”) under the ticker symbol “                .” We cannot predict the trading prices for Dealer Services common stock before, on or after the distribution date.

As you review this information statement, you should carefully consider the matters described in the “Risk Factors” section beginning on page 17.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell nor does it seek an offer to buy any securities.

The date of this information statement is                 , 2014.

TRADEMARKS

We have proprietary rights to a number of trademarks used in this information statement that are important to our business, including ADP Drive, ADP Autoline Drive, Cobalt, ADP AutoMaster, ADP Front Office Edge, ADP Service Edge and ADP Telephony. We have omitted the “®” designation for such trademarks in this information statement. Nevertheless, all rights to such trademarks are reserved.

INDUSTRY AND MARKET DATA

Certain industry and market data cited in this information statement under the headings “Summary—Our Market Opportunity” and “Business—Our Market Opportunity” were obtained from third-party sources. This data was not prepared specifically for us and is attributed to several sources, including reports by IHS, Inc. (“IHS”), Automotive News, ICDP, Ltd. (“ICDP”), Urban Science, Nielsen, eMarketer, Google, the National Automobile Dealers Association (“NADA”), the National Independent Automobile Dealers Association (“NIADA”) and Polk Automotive. While we believe that these reports are reliable and appropriately cited in this information statement, we have not independently verified their results.

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SUMMARY

This summary highlights selected information from this information statement relating to our company, our separation from ADP, which we refer to as the “separation,” and the distribution of our common stock by ADP, which we refer to as the “distribution.” For a more complete understanding of our business, the separation and the distribution, you should carefully read this entire information statement, including the “Risk Factors” section and our combined historical and pro forma financial statements and notes to those statements appearing elsewhere in this information statement.

Unless otherwise indicated, the information included in this information statement assumes the completion of the separation and distribution. Use in this information statement of the terms: (i) “Dealer Services,” “we,” “us,” “our” and “our company” refer to Dealer Services Holdings LLC, a Delaware limited liability company (formerly, and as the context requires, the Dealer Services business of ADP), and, unless the context otherwise requires, its consolidated subsidiaries; Dealer Services will be converted into a Delaware corporation, Dealer Services Holdings, Inc., immediately prior to the distribution; (ii) “our shares,” refer to the shares of common stock, par value $0.01 per share, of Dealer Services Holdings, Inc. that will be outstanding upon and after our conversion into a corporation; (iii) “ADP” refers to Automatic Data Processing, Inc., a Delaware corporation, and, unless the context otherwise requires, its consolidated subsidiaries, including, prior to the distribution, Dealer Services and its consolidated subsidiaries; and (iv) “fiscal year” refers to the twelve month period ended June 30.

Our Company

We are the largest global provider, both in terms of revenue and geographic reach, of integrated information technology and digital marketing/advertising solutions to the automotive retail industry. We have over 40 years of experience in innovating, designing and implementing solutions for automotive retailers and original equipment manufacturers (“OEMs”) to better manage, analyze and grow their businesses. Our solutions automate and integrate critical workflow processes from pre-sale targeted advertising and marketing campaigns to the sale, financing, insurance, parts supply, repair and maintenance of vehicles, with an increasing focus on utilizing big data analytics and predictive intelligence. We believe the breadth of our integrated solutions allows us to more comprehensively address the varied needs of automotive retailers than any other single competitor in our industry.

Our solutions address the entire breadth of the automotive retailers’ value chain. Our automotive retail solutions offer technology that helps manage and generate additional efficiency on the supply side of the retail value chain. These solutions were built through decades of innovation and experience in helping our clients with all aspects of the automotive retail process. We also offer digital marketing solutions to enable our clients to create demand for their products by designing and managing complete digital marketing and advertising strategies for their businesses. These solutions allow our clients to plan and automate sophisticated marketing campaigns, gather comprehensive data on these campaigns and further refine their strategies to maximize the effectiveness of their advertising spend.

We organize our operations into two main businesses: Automotive Retail Solutions (“Automotive Retail”) and Digital Marketing Solutions (“Digital Marketing”). Our Automotive Retail business offers technologies that help manage and generate additional efficiency on the supply side of the industry. Our Digital Marketing business helps automotive retailers attract customers and provides tools to effectively drive and manage demand.

Automotive Retail. Through our Automotive Retail business, we provide technology-based solutions that help automotive retailers, OEMs and other industry participants manage the sale, financing, insurance, parts supply, repair and maintenance of vehicles. Our solutions help our clients streamline their operations, better target and serve their customers and enhance the financial performance of their retail operations. We provide solutions to a diverse client base throughout the United States and in over 100 additional countries internationally, serving about 26,000 retail locations and most OEMs. These clients range from privately held, single-store retailers to large, publicly traded retailer groups. In the United States, our clients include 7 of the 10 largest and 57 of the top 100 largest automotive retailer groups by total new vehicle sales units. In addition to providing solutions to retailers and manufacturers of automobiles, minivans, light trucks and sport utility vehicles, we also provide solutions to retailers and manufacturers of heavy trucks, construction equipment, agricultural equipment, motorcycles, boats and other marine vehicles and recreational vehicles.

Digital Marketing. Through our Digital Marketing business, we provide a suite of integrated digital marketing solutions for OEMs and automotive retailers, including websites and management of their digital advertising spend. These solutions provide a coordinated offering across multiple digital marketing channels to help achieve client marketing and sales objectives and coordinate execution between OEMs and their retailer networks. Our solutions are currently provided in the United States, Canada, Mexico, Australia and New Zealand. Our Digital Marketing business has endorsement relationships with 10 national car brands in the

United States (specifically Buick, BMW, Cadillac, Chevrolet, GMC, Hyundai, Kia, Lexus, MINI and Volkswagen), and we provide solutions directly to automotive retailers in other OEM networks as well.

We generate revenues primarily from subscription and transaction fees paid by automotive retailers and OEMs. Total revenues were $1,469.3 million for the nine months ended March 31, 2014, compared to total revenues of $1,368.4 million for the nine months ended March 31, 2013. Net earnings were $175.0 million for the nine months ended March 31, 2014, compared to $151.5 million for the nine months ended March 31, 2013.

Our Market Opportunity

We believe that the following key trends in the automotive retail industry present us with significant business opportunities.

Growing Automotive Sales in North America

North American (United States and Canada) new vehicle sales in 2014 are expected to return to pre-recessionary volumes of 17.8 million (after declining to a low of 11.9 million in 2009), according to IHS. We believe that the global economic downturn has created a healthier, right-sized retail structure that benefits both automotive retailers and OEMs. This increased profitability enables retailers to invest in their businesses and supports the expansion of the information technology and marketing/advertising markets. We believe that there will be continued unit growth in the United States due to an aging vehicle population, increased demand for new vehicles by consumers, a better consumer credit environment and the planned introduction of new vehicle models by OEMs.

Significant Growth in Emerging Market Countries

Emerging market countries continue to experience significant growth. For example, new vehicle sales in China in 2014 are expected to be 8.9% higher than in 2013, according to IHS. China new vehicle sales volume eclipses that of the United States and Japan combined, with 21.4 million new vehicles sold in China in 2013, growing at a 7.1% compound annual growth rate (“CAGR”) to an anticipated 28.0 million in 2017. As a result, many OEMs continue to invest in China in order to gain access to a sizable and growing pool of vehicle buyers. Because automotive retailers in many emerging market countries have not historically invested in their technology solutions, we believe there is an opportunity for us to help retailers in China and other emerging market countries streamline their businesses and more effectively reach their target customers.

Migration to Retail Workflow-Based Solutions

Automotive retailers understand the power of technology to drive every aspect of their business and increasingly demand sophisticated solutions that allow them to manage their entire workflow to drive efficiency, target customers and improve the automotive retail experience. Likewise, consumers increasingly expect a simple, smooth, technologically enabled sales process. Technology-enabled workflow-based solutions can help retailers deliver on this expectation and integrate the consumer’s journey from the web to the in-store retail transaction while utilizing mobile and social media technologies.

Growing Adoption of Data-Based Analytics

We believe that the use of integrated technology solutions across the automotive retail value chain creates a significant opportunity for the pervasive use of data and sophisticated analytics. The ability to provide real-time data analytics, insight and predictive modeling presents a significant business opportunity, as automotive retailers will desire these actionable insights in order to make rapid, informed and effective decisions to win in a competitive marketplace.

Accelerating Shift to Digital Marketing

As with overall advertising spend, automotive advertising is increasingly focused on digital media. According to a 2013 Google study, 95% of U.S. vehicle buyers now use the internet before purchasing a vehicle. According to a 2013 Polk Automotive Buyer Influence Study, automotive retailers allocated 27% of their advertising spend to digital media while 75% of automotive buyers utilized digital media in their vehicle research. The automotive retail industry’s allocation of advertising spend to digital media continues to lag behind consumer shopping behavior and preferences. We expect the share of digital automotive advertising spend to shift to reflect the corresponding share of consumer behavior over time, representing significant future growth potential in digital automotive advertising. By 2017, eMarketer forecasts that U.S. digital automotive advertising spend will reach $9.3 billion, representing a 15.7% CAGR from 2013 spend.

Our Competitive Strengths

We believe the following attributes differentiate us from our competitors and have enabled us to become the largest information technology and digital marketing/advertising solutions provider to the automotive retail industry.

Breadth of Integrated Solutions

We offer a broad suite of solutions that enable our automotive retail clients to address most of their technology needs through a single provider. We believe the breadth of our integrated automotive retail solutions enables us to function as a strategic partner for our clients globally and allows us to more comprehensively address the varied needs of automotive retailers than any other single competitor in the automotive retail industry. Our product portfolio provides integrated solutions across the entire breadth of the automotive retail value chain. Because of the difficulty in integrating solutions across multiple providers, our ability to provide the broadest solution set is a meaningful differentiator for our clients. Furthermore, our individual offerings are increasingly integrated, improving value for our clients when they purchase multiple solutions from us while increasing overall retention rates.

Innovative, Intuitive and Scalable Technology

Our solutions have been built through decades of focused research, development and investment. These offerings are generally supported by a flexible, secure and scalable infrastructure, and our team of over 1,400 engineers and data scientists is dedicated to developing and enhancing our offerings. In addition, we have augmented many of our offerings by utilizing big data-driven predictive analytics to yield incremental return on investment and a differentiated, optimized client experience for both automotive retailers and OEMs.

Our innovative solutions aim to improve the efficiency of the retailer and redefine the way consumers experience automotive retail. For the retailer, our solutions increase the efficiency of workflows, reducing the labor time dedicated to each transaction and improving their sales force effectiveness. For the consumer, we can enhance the purchase process by substantially reducing the number of steps and the wait times throughout the process. In addition, we offer an integrated online, mobile, social and physical experience to meet the evolving demands of consumers. We have invested in dedicated user experience and user interface teams that focus on ensuring that our solutions deliver an intuitive user experience that meaningfully differentiates us from our competitors. Intuitive solutions are easy to use, with low learning curves, reducing training requirements and resulting in a cost effective and efficient solution.

Our business generally utilizes agile product development methodologies to deliver new technology. We are focused on the use of multi-tenant Software-as-a-Service (“SaaS”) and mobile-centric solutions that are highly functional, flexible and fast. With these SaaS and mobile-centric solutions, our clients benefit by moving beyond the limitations associated with traditional on-premises software to highly configurable software solutions that are accessed over the internet. This shift substantially reduces the need for our clients to buy and support a broad range of IT infrastructure, which results in lower total cost of ownership, increased ease of deployment and adoption and improved return on investment. More importantly, this result helps to ensure that our solutions are inherently scalable and more readily adapted to the evolving needs of our client base.

Leading Position with Global Capabilities and Local Industry Expertise

We are the largest global provider, both in terms of revenue and geographic reach, of integrated information technology and digital marketing/advertising solutions to the automotive retail industry, with business relationships with automotive retailers and OEMs in over 100 countries. We continue to win new clients around the world in our Automotive Retail business and, in the United States, in our Digital Marketing business. Our robust technology platforms enable us to take advantage of our scale to more effectively integrate and deliver technology-based solutions that enhance commercial performance on a global basis. As a result, we believe we are uniquely positioned to partner with OEMs on global initiatives and to provide integration across countries while supplying local retail value chain expertise. In addition, we believe that our geographic diversity helps reduce our exposure to business cycles, individual market disruptions and other risks.

Strong Client Relationships with Automotive OEMs and Retail Groups

We have deep client relationships with some of the largest OEMs in the world and their associated franchised retail networks, which we believe reflect the strength of our solutions and our global scale. We maintain long-standing relationships and high renewal rates with our clients due to the value of the services and solutions we provide. Our clients include 7 of the 10 largest and 57 of the top 100 largest automotive retailer groups in the United States by total new vehicle sales units. The ability to serve about 26,000 retail locations worldwide creates significant opportunity to expand the scope of our solutions we provide to clients.

Attractive and Resilient Business Model with a Proven Track Record

We believe our business model is attractive due to the scalability of our solutions, the recurring nature of our revenue, strong operating margins, low capital intensity and high free cash flow conversion. Our global infrastructure and automotive retail focus enables us to provide large-scale technology and service solutions to clients rapidly and cost-effectively. Our recurring revenues have historically been highly resilient, even during cyclical downturns in the automotive industry. For example, during the global economic downturn, our North America revenue (excluding acquisitions) declined by 4% between fiscal year 2009 and fiscal year 2010, while U.S. car sales volumes declined 21% from calendar year 2008 to 2009 and the entire automotive retail industry experienced a significant decline in profitability. We believe that our significant recurring revenues, combined with our leading market position and new offerings, will continue to contribute to our long-term growth and strong operating margins.

Deep and Experienced Management Team

We are led by a talented and experienced global senior management team that has successfully grown our business both organically and through a series of strategic acquisitions and alliances, including the acquisition of Cobalt Holding Company (“Cobalt”), which led to our leadership position in digital marketing. The members of our senior management team have a deep understanding of the unique dynamics of the automotive retail industry and have an average of 18 years of experience in their respective areas of expertise.

Our Growth Strategy

We intend to leverage our broad portfolio, client relationships and industry expertise through various growth initiatives. The key elements of our growth strategy are highlighted below.

Continue to Expand Our Client Base

We have a diversified base of about 26,000 retail locations in over 100 countries. With our acquisition of Cobalt in 2010, we expanded our client value proposition and now address a broader opportunity with sophisticated digital marketing solutions. Through the combination of our leading technology platforms and deep industry expertise, we have built growth platforms that position us to be a more complete partner to our clients and allow us to offer flexible solutions designed to appeal to all retailers. Key elements of this strategy include:

Expand North American Automotive Retailer and OEM Client Base. In North America, we currently have relationships with approximately 8,400 out of nearly 21,000 franchised automotive retail locations. We believe that there is a substantial opportunity to further penetrate the North American retailer base in both our Automotive Retail and Digital Marketing businesses through network-wide solutions purchased or sponsored by OEMs and through direct sales to automotive retailers. OEMs and automotive retailers are seeking to deliver an efficient and differentiated automotive retail experience that delivers on their brand promise. We intend to leverage our direct channel of over 700 sales professionals, over 1,500 solution delivery experts and over 1,600 client support specialists to take advantage of this opportunity.

Expand International OEM Client Base and Achieve Increased Share of Associated Automotive Retailers. In the international arena, particularly in emerging market countries, OEMs typically have a stronger influence on the retail channel than in North America. As a result, we intend to partner with OEMs, financing partners and other industry participants to deliver OEM-branded or approved solutions and drive adoption of our solutions across those OEMs’ automotive retail networks. As an industry leader, we believe our existing relationships with OEMs provide a powerful platform to help increase our client base internationally.

Deepen Our Relationship with our Existing Client Base

We intend to utilize our broad portfolio of automotive capabilities to deepen our relationships with our existing client base by addressing more of their needs. We are focused on creating deep client relationships and believe that when satisfied clients view us as a strategic partner across the entire automotive retail value chain, they buy more of our solutions. We believe that our growth in average revenue per client location over the last three years reflects both the success of our growing solutions portfolio and our commitment to high levels of client satisfaction.

We also believe that our Digital Marketing solutions complement our Automotive Retail solutions and that this presents an additional opportunity to deepen our relationships with our existing Automotive Retail client base. A significant number of our Automotive Retail clients do not use our Digital Marketing solutions, and vice versa. A large cross-selling opportunity exists across the two client bases for our integrated solutions.

Strengthen and Extend Our Solutions Portfolio

By leveraging our technology platform, industry knowledge and client relationships, we seek to enhance our existing solutions and develop additional solutions that address evolving client demands and provide additional cross-selling opportunities. We will seek to further augment the integration capabilities of our existing solution set, which we believe will further reduce the cost of ownership and increase return on investment for our clients. We will also continue to focus on innovation and delivering solutions that service the unmet needs of the industry. For example, within our Automotive Retail solution set, we engineered our Front Office Edge solution suite with highly optimized workflow built on a common platform of shared services to help ensure the accuracy of data, simplify the user experience and increase utilization, while at the same time reducing end user training and support needs. In our Digital Marketing business, we are focused on evolving our technology platforms to deliver fully personalized consumer experiences with high conversion to sales results.

We intend to continue investing in our data science capabilities to provide big data-driven predictive analytics and generate actionable insights through all levels of the automotive retail value chain. We believe this area represents a substantial opportunity as our clients require increased differentiation to compete effectively within the global automotive marketplace, and we believe that our broad reach and deep industry expertise uniquely position us to provide these data science and predictive technologies.

Drive Additional Operational Efficiency

We are focused on the continued integration of our broad solution portfolio to simplify the delivery of our solution offerings. We believe this simplification will enable us to optimize the cost-efficiency of our solutions by reducing the need for multiple offerings and complex system support, in turn enabling us to reduce fixed costs to improve profitability. We apply a disciplined and agile approach to product development, have executed on strategic plans for each of our businesses and have invested significantly to integrate, develop and streamline our solutions. We expect to continue enhancing the efficiency of our operations and believe there is an opportunity to drive further improvements in operating margins.

Selectively Pursue Strategic Acquisitions

We have and expect to continue to acquire assets and businesses that strengthen our value proposition to clients. We have developed internal capabilities to source, evaluate and integrate acquisitions and key partnerships. Since 2000, we have completed 30 acquisitions, and we intend to continue to seek acquisitions and strategic partnerships that provide attractive growth opportunities for our portfolio, primarily in the areas of technology platforms, data assets and geographic expansion.

Risks Associated with Our Business

We face numerous risks and uncertainties in our operations that could have a material adverse effect on our business, results of operations and financial condition. Below is a summary of certain risk factors associated with our business that you should consider in evaluating an investment in our common stock. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

•	Market trends influencing the automotive retail industry could have a negative impact on our business, results of operations and financial condition.

•	We may not be able to continue to compete effectively against other providers of integrated solutions to automotive retailers, OEMs and other participants in the automotive retail industry.

•	We have clients in over 100 countries, where we are subject to country-specific risks.

•	We utilize certain key technologies, data and services from, and integrate certain of our solutions with, third parties and may be unable to replace those technologies, data and services if they become obsolete, unavailable or incompatible with our solutions.

•	New legislation or regulation or changes in existing legislation or regulation may negatively impact our business.

•	Market acceptance of and influence over our products and services, particularly in our Digital Marketing business, is concentrated in a limited number of OEMs and retailer groups, and we may not be able to maintain or grow these relationships.

•	Our networks and systems may be vulnerable to security breaches, interruptions or failure.

•	Our indebtedness could negatively impact our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

•	We are dependent on our key management, direct sales force and technical personnel for continued success.

•	We may be unable to develop and bring products and services in development to market, or bring new products and services to market in a timely manner or at all.

•	We may be unable to adequately protect, and we may incur significant costs in defending, our intellectual property and other proprietary rights.

Corporate Information

We were formed as a Delaware limited liability company on May 6, 2014 and will convert into a Delaware corporation on                 , 2014. Our corporate headquarters are located at 1950 Hassell Road, Hoffman Estates, IL 60169, and our telephone number is (847) 397-1700. Our website address is                     . Information contained on our website does not constitute a part of this information statement.

Questions and Answers About the Distribution

Q:	Why is ADP separating its Dealer Services business from its other businesses?

A:	The board of directors of ADP believes that the separation will enable each company to: (i) pursue a more focused, industry-specific strategy; (ii) allocate resources and deploy capital in a manner consistent with its own priorities; (iii) better align management incentives with stockholder interests; and (iv) in the case of Dealer Services, provide greater transparency for investors. For more information, see “Distribution—Reasons for the Distribution.”

Q:	Why did ADP decide to separate its Dealer Services business now?

A:	In 2014, ADP’s senior management and board of directors undertook a strategic review of ADP’s businesses, including an assessment of the market and growth characteristics of each of its businesses and the role of each business within ADP’s overall business portfolio, and determined to undertake the separation and distribution in 2014. For more information, see “Distribution—Reasons for the Distribution.”

Q:	How will ADP accomplish the separation of (and distribution of shares in) Dealer Services?

A:	The separation will be accomplished through a series of transactions in which the assets and liabilities associated with ADP’s Dealer Services business will be transferred to Dealer Services or entities that are, or will become prior to the distribution, subsidiaries of Dealer Services. In the distribution, ADP will distribute to its stockholders 100 percent of the shares of Dealer Services. Following the distribution, Dealer Services will be an independent, publicly owned company.

Q:	What will I receive in the distribution, and when will the distribution occur?

A:	ADP will distribute one share of our common stock for every shares of ADP common stock outstanding at 5:00 p.m. Eastern Time on , 2014, the record date for the distribution. You will pay no consideration and will not give up any portion of your ADP common stock to receive shares in the distribution. ADP will distribute shares on , 2014, which we refer to as the “distribution date.”

Q:	As a holder of ADP common stock on the record date, what do I need to do to participate in the distribution?

A:	Nothing. You do not need to take any action, but we urge you to read this entire information statement carefully. No stockholder approval of the distribution is required or sought. You are not being asked for a proxy. You are not required to make any payment, surrender or exchange any of your shares of ADP common stock or take any other action to receive your shares of our common stock.

Q:	How will fractional shares be treated in the distribution?

A:	ADP will not distribute any fractional shares of our common stock to ADP stockholders. Fractional shares of our common stock to which ADP stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. No interest will be paid on the amount paid in lieu of a fractional share. Proceeds from these sales will generally result in a taxable gain or loss to those stockholders. If you are entitled to receive cash proceeds from fractional shares, you should consult your tax advisor as to your particular circumstances. The tax consequences of the distribution are described in more detail under “Distribution—Certain U.S. Federal Income Tax Consequences of the Distribution.”

Q:	If I sell, after the record date and on or before the distribution date, shares of ADP common stock that I held on the record date, am I still entitled to receive shares of Dealer Services common stock in the distribution?

A:	Beginning on or shortly before the record date and continuing up to and including the distribution date, we expect there will be two markets in ADP common stock: a “regular way” market and an “ex-distribution” market. Shares of ADP common stock that trade on the regular way market will trade with an entitlement to receive shares of our common stock in the distribution. Therefore, if you owned shares of ADP common stock on the record date and sell those shares on the regular way market before the distribution date, you will also be selling the right to receive shares of our common stock in the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the distribution, so that holders who sell shares ex-distribution will remain entitled to receive shares of our common stock even though they have sold their shares of ADP common stock after the record date. You are encouraged to consult your financial adviser regarding the specific implications of selling your ADP common stock prior to or on the distribution date.

Q:	Will the distribution affect the number of shares of ADP I currently hold?

A:	No. The number of shares of ADP common stock held by a stockholder will be unchanged as a result of the distribution. The market value of each ADP share, however, is expected to decline to reflect the impact of the distribution. See “Distribution—The Number of Shares You Will Receive.”

Q:	What are the material United States federal income tax consequences of the distribution?

A:	ADP has requested an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, its counsel, to the effect that, based on certain facts, assumptions, representations and undertakings set forth in the request, the distribution will qualify as a transaction that is tax-free under Section 355 and other related provisions of the Internal Revenue Code of 1986, as amended (the “Code”). Please see “Risk Factors—Risks Related to our Separation from ADP,” “Risk Factors—Risks Related to Our Common Stock” and “Distribution—Material U.S. Federal Income Tax Consequences of the Distribution” for more information regarding the potential tax consequences of the distribution. Holders of ADP common stock should consult their tax advisors regarding the particular tax consequences of the distribution.

Q:	Will I receive a stock certificate for Dealer Services shares distributed to me in the distribution?

A:	No. Registered holders of ADP common stock (meaning ADP stockholders who hold ADP stock directly through an account with ADP’s transfer agent, Wells Fargo Shareowner Services) who are entitled to participate in the distribution will receive from Wells Fargo Shareowner Services, the distribution agent, a book-entry account statement reflecting their ownership of our common stock. For additional information, registered stockholders in the United States should contact the distribution agent at (888) 414-6896 or through its website at www.shareowneronline.com. Stockholders from outside the United States may call the distribution agent at (651) 450-4064.

Q:	What if I hold my shares through a broker, bank or other nominee?

A:	ADP stockholders who hold their shares through a broker, bank or other nominee will have their brokerage accounts credited with our common stock. For additional information, those stockholders should contact their broker, bank or other nominee directly.

Q:	What if I have stock certificates reflecting my shares of ADP common stock? Should I send them to ADP’s transfer agent or to ADP?

A:	No. You should not send your stock certificates to Wells Fargo Shareowner Services or to ADP. You should retain your ADP stock certificates.

Q:	Can ADP decide to cancel the distribution, even if all of the conditions are met?

A:	Yes. Until the distribution has occurred, the ADP board of directors has the right, in its sole discretion, to terminate the distribution, even if all of the conditions are met.

Q:	Will Dealer Services incur any debt prior to or at the time of separation?

A:	Yes. Immediately prior to the separation, we expect to pay a cash dividend to ADP of approximately $ million, and we expect to fund a substantial portion of this dividend with the proceeds from one or more debt financing arrangements that we expect to complete prior to the separation, which may include bank debt, long-term notes or a combination thereof. Additionally, we expect to enter into a $ million revolving credit facility, which we expect will be undrawn at the time the separation is completed. In determining to cause us to pay the cash dividend to ADP and to fund it through the debt financing arrangements described in this information statement, ADP’s board of directors considered the amount of capital ADP has invested in our company and the appropriate mix of debt and equity in the capitalization of our company, reflecting the amount of leverage we would have if we had been operating as an independent, publicly owned company prior to the separation. For additional information relating to our planned financing arrangements, see “Description of Certain Indebtedness.”

Q:	Does Dealer Services intend to pay dividends?

A:	The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors, and subject to regulatory and other constraints. See “Dividend Policy.”

Q:	Will my shares of Dealer Services common stock trade on a stock market?

A:	Yes. Currently, there is no public market for our common stock, but we intend to apply to have our common stock authorized for listing on NASDAQ under the ticker symbol “ .” We cannot predict the trading prices for our common stock when such trading begins or thereafter.

Q:	Will the distribution affect the market price of my ADP shares?

A:	Yes. The trading price of ADP common stock immediately after the distribution is expected to be lower than the trading price immediately before the distribution because the trading price immediately after the distribution will no longer reflect the value of ADP’s Dealer Services business. Furthermore, until the market has fully analyzed the value of ADP after the distribution, ADP may experience more stock price volatility than usual. It is possible that the combined trading prices of ADP common stock and our common stock immediately after the distribution will be less than the trading price of shares of ADP common stock immediately before the distribution.

Q:	Were the terms and conditions of the separation and related transactions, including the cash dividend to ADP, determined on an arm’s-length basis?

A:

The terms and conditions of the separation and related transactions, including the cash dividend to ADP, have not been negotiated or determined on an arm’s-length basis, because they have been negotiated and determined while we are still a wholly owned subsidiary of ADP. No independent committee of ADP’s board of directors or other independent body has negotiated the terms of the separation and related transactions on our behalf, and no fairness opinion has been or will be obtained. As a result, the terms and conditions of the separation and related transactions may not reflect terms and conditions that would have resulted from arm’s-length negotiations between unaffiliated third parties. See “Risk Factors—Risks Related to our Separation from ADP” and “Certain Relationships and Related Party Transactions—Related Party Transactions—Agreements with ADP.”

Q:	What will the relationship be between ADP and Dealer Services after the distribution?

A:	Following the distribution, we will be an independent public company, and ADP will not retain any of our common stock. In connection with the separation and distribution, we will enter into a separation and distribution agreement and several other agreements with ADP for the purpose of both effecting the separation and distribution and governing our relationship with ADP following the separation. We describe these agreements in more detail under “Certain Relationships and Related Party Transactions—Related Party Transactions—Agreements with ADP.”

Q:	Are there risks to owning Dealer Services common stock?

A:	Yes. These risks are described under “Risk Factors.” We encourage you to read that entire section carefully.

Q:	Will I have appraisal rights in connection with the separation and distribution?

A:	No. Holders of ADP common stock are not entitled to appraisal rights in connection with the separation or the distribution.

Q:	Where can I get more information?

A:	If you have any questions relating to the transfer or mechanics of the distribution, you should contact the distribution agent at:

Wells Fargo Shareowner Services

PO Box 64874

St. Paul, MN 55164

(888) 414-6896

For other questions relating to the separation or the distribution, prior to the distribution, or for questions relating to ADP’s stock after the distribution, you should contact ADP’s investor relations department at:

Automatic Data Processing, Inc.

One ADP Boulevard

Roseland, NJ 07068

Investor.Mail@ADP.com

(973) 974-5858

For other questions relating to the separation or the distribution, after the distribution, you should contact our investor relations department at:

Dealer Services Holdings LLC

1950 Hassell Road

Hoffman Estates, IL 60169

(847) 397-1700

Distribution

The following is a brief summary of the terms of the distribution. For a full discussion of the distribution, see “Distribution.”

Distributing company	ADP, which after the distribution will not own any shares of our common stock.

Distributed company	Dealer Services Holdings LLC, which is a wholly owned subsidiary of ADP. We will convert into a Delaware corporation, Dealer Services Holdings, Inc., immediately prior to the distribution. After the distribution, we will be an independent public company.

Distributed shares	All of the outstanding shares of our common stock will be owned by ADP immediately prior to the distribution and will be distributed to ADP’s stockholders in the distribution. The number of shares that ADP will distribute to its stockholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of our common stock, as described below.

Distribution ratio	One share of our common stock for every shares of ADP common stock that you hold at the close of business on the record date for the distribution.

Fractional shares	ADP will not distribute any fractional shares of our common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares and sell them in the open market at prevailing market prices and distribute the proceeds pro rata to each person who otherwise would have been entitled to receive a fractional share in the distribution. You will not be entitled to any interest on the amount of payment made in lieu of a fractional share.

Record date	, 2014 (5:00 p.m., New York City time).

Distribution date	, 2014.

Distribution	On or about the distribution date, the distribution agent will distribute the shares of our common stock by crediting such shares to book-entry accounts for persons who were stockholders of ADP at the close of business on the record date. You will not be required to make any payment or surrender or exchange your ADP common stock or take any other action to receive your shares of our common stock. The transfer agent will mail an account statement to each such ADP stockholder stating the number of shares of our common stock credited to such holder’s account. Beneficial stockholders will receive information from their brokerage firms. If you sell shares of ADP common stock in the “regular way” market between the record date and the distribution date, you will also be selling your right to receive shares of our common stock in the distribution.

Under the separation and distribution agreement, ADP may, without liability, decide not to proceed with the proposed distribution at any time prior to the time that the distribution is effected. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Agreements with ADP—Separation and Distribution Agreement.”

Distribution agent	Wells Fargo Shareowner Services.

Transfer agent and registrar for our shares	Wells Fargo Shareowner Services.

Stock exchange listing	We intend to apply to have our shares of common stock authorized for listing on NASDAQ under the ticker symbol “ .” There is currently no trading market for our common stock. On , 2014, trading of shares of our common stock is expected to begin on a “when-issued” basis. See “Distribution—Trading Between the Record Date and Distribution Date.”

Incurrence of debt	Immediately prior to the separation, we expect to pay a cash dividend to ADP of approximately $ million, and we expect to fund a substantial portion of this dividend with the proceeds from one or more debt financing arrangements that we expect to complete prior to the separation, which may include bank debt, long-term notes or a combination thereof. Additionally, we expect to enter into a $ million revolving credit facility, which we expect will be undrawn at the time the separation and distribution is completed. For additional information relating to our planned financing arrangements, see “Description of Certain Indebtedness.”

Tax considerations	ADP has requested an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, its counsel, to the effect that, based on certain facts, assumptions, representations and undertakings set forth in the request, the distribution will qualify as a transaction that is tax-free under Section 355 and other related provisions of the Code. The distribution is conditioned upon the receipt by ADP of such a favorable opinion of counsel confirming the distribution’s tax-free status. See “Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

ADP has also requested rulings from the Internal Revenue Service (the “IRS”) with respect to certain discrete and significant issues arising in connection with the transactions being effected in connection with the separation and distribution.

In connection with the distribution, we will be subject to restrictions on certain post-distribution actions, including significant transfers of our stock or assets, which could affect the qualification of the distribution as a tax-free transaction. We will also generally indemnify ADP if the distribution fails to qualify as a tax-free transaction for specified reasons. For additional information regarding these matters, see “Certain Relationships and Related Party Transactions—Related Party Transactions—Agreements with ADP—Tax Allocation Agreement.”

Dividend policy	The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors, and subject to regulatory and other constraints. See “Dividend Policy.”

Relationship with ADP	Prior to the distribution, we will enter into a separation and distribution agreement and several other agreements with ADP to effect the separation and distribution and provide a framework for our relationship with ADP after the separation. For a discussion of these arrangements, see “Certain Relationships and Related Party Transactions—Related Party Transactions—Agreements with ADP.”

Risk factors	The separation, distribution and ownership of our common stock involve various risks. You should carefully read the “Risk Factors” section of this information statement.

Summary Combined Financial Data

The following table sets forth summary combined financial information from our unaudited condensed combined financial statements as of and for the nine months ended March 31, 2014 and 2013 and our audited combined financial statements as of and for the years ended June 30, 2013, 2012 and 2011. The summary combined financial data presented below should be read in conjunction with our combined financial statements and the accompanying notes included elsewhere in this information statement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in the operations and capitalization of our company as a result of our separation from ADP. Results of operations for the nine months ended March 31, 2014 are not necessarily indicative of results for the full fiscal year.

	As of and for the Nine Months Ended March 31,		As of and for the Twelve Months Ended June 30,
	2014	2013	2013	2012	2011
(in millions)
Income Statement Data
Revenues	$1,469.3	$1,368.4	$1,839.2	$1,696.3	$1,563.6

Costs of revenues	899.1	816.4	1,102.6	1,021.6	943.3
Selling, general and administrative expenses	308.3	314.2	422.9	423.7	396.0
Interest expense	0.7	0.7	0.9	1.0	0.9

Total expenses	1,208.1	1,131.3	1,526.4	1,446.3	1,340.2

Other income, net	(0.1)	(1.4)	(1.6)	(2.6)	(1.6)

Earnings before income taxes	261.3	238.5	314.4	252.6	225.0

Provision for income taxes	86.3	87.0	115.0	91.8	90.0

Net earnings	$175.0	$151.5	$199.4	$160.8	$135.0

Balance Sheet Data
Cash and cash equivalents	$360.0	$284.5	$276.3	$223.1	$317.7
Total current assets	896.9	789.9	773.5	676.3	759.4
Property, plant and equipment, net	107.0	87.6	92.8	86.4	82.6
Total assets	2,621.8	2,436.4	2,427.1	2,337.5	2,353.2
Total current liabilities	508.1	511.0	529.1	525.4	519.5
Total liabilities	860.3	879.3	890.5	875.7	835.1
Group equity	$1,761.5	$1,557.1	$1,536.6	$1,461.8	$1,518.1

RISK FACTORS

You should carefully consider each of the following risks and all of the other information set forth in this information statement. Based on the information currently known to us, we believe that the following information identifies the material risk factors affecting our company in each of the noted risk categories: (i) Risks Relating to Our Business; (ii) Risks Relating to Our Separation from ADP; and (iii) Risks Relating to Our Common Stock. However, additional risks and uncertainties not currently known to us or that we currently believe to be immaterial may also have a material adverse effect on our business.

If any of the following risks and uncertainties develop into actual events, they could have a material adverse effect on our business, results of operations and financial condition. In such a case, the trading price of our common stock could decline.

Risks	Relating to Our Business

Market trends influencing the automotive retail industry could have a negative impact on our business, results of operations and financial condition.

Market trends that negatively impact the automotive retail industry may affect our business by reducing the number and/or size of actual or potential clients or the money that actual or potential clients are willing or able to spend on our solution portfolio. Such market factors include:

•	the adverse effect of unemployment on the number of vehicle purchasers;

•	pricing and purchase incentives for vehicles;

•	disruption in the available inventory of vehicles;

•	the expectation that consumers will be purchasing fewer vehicles overall during their lifetime as a result of better quality vehicles and longer warranties;

•	the cost of gasoline and other forms of energy;

•	the availability and cost of credit to finance the purchase of vehicles;

•	increased federal and other taxation; and

•	reductions in business and consumer confidence.

Additionally, due to the recent economic downturn, there was a substantial decline in 2009 and 2010 in the number of franchised automotive retailer locations in countries where the retail automotive marketplace is considered “mature,” most notably in North America and Western Europe. Although these declines have stabilized in North America, and the pace of declines in Western Europe has slowed, a further reduction in the number of automotive retailer locations would reduce the number of opportunities we have to sell our solutions. Additionally, auto retailers who close or otherwise scale back their businesses may not be willing or able to pay amounts owed to us. Any such outcome could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to continue to compete effectively against other providers of integrated solutions to automotive retailers, OEMs and other participants in the automotive retail industry.

Competition among automotive retail solutions and digital marketing solutions providers is intense. The industry is highly fragmented and subject to changing technology, shifting client needs and frequent introductions of new solutions. We have a variety of competitors both for our integrated solutions and for each of our individual solutions. For example:

•	our Automotive Retail business competes with integrated providers of automotive retailing technology solutions, such as The Reynolds and Reynolds Company, Dealertrack Technologies, Incadea, RouteOne LLC, AutoTrader and Dominion Enterprises; and

•	our Digital Marketing business competes with integrated providers of automotive digital marketing/advertising solutions, such as Dealertrack Technologies, AutoTrader, Dominion Enterprises and The Reynolds and Reynolds Company.

Our competitors may be able to respond more quickly or effectively to new or emerging technologies and changes in client demands or to devote greater resources to the development, promotion and sale of their solutions than we can to ours. We expect the industry to continue to attract new competitors and new technologies, possibly involving alternative technologies that are more sophisticated and cost-effective than our solutions. There can be no assurance that we will be able to compete successfully against current or future competitors or that the competitive pressures we face will not have a material adverse effect on our business, results of operations and financial condition.

Changes in regulations or consumer concerns regarding privacy and protection of consumer data, or any failure to comply with privacy and data protection obligations, could negatively impact our business, results of operations and financial condition.

Federal laws and regulations governing privacy and security of consumer information generally apply to our clients and/or to us as a service provider. These include the federal Fair Credit Reporting Act, the Gramm-Leach-Bliley Act (the “GLB Act”) and regulations implementing its information safeguarding requirements, the Junk Fax Prevention Act of 2005, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN-SPAM” Act), the Telephone Consumer Protection Act, the Do-Not-Call-Implementation Act, applicable Federal Communications Commission (the “FCC”) telemarketing rules and the Federal Trade Commission (the “FTC”) Privacy Rule, Safeguards Rule, Consumer Report Information Disposal Rule, Telemarketing Sales Rule, Risk-Based Pricing Rule and Red Flags Rule. International laws, such as the European Union’s Data Protection Directive, and the country-specific regulations that implement that directive, similarly apply to our collection, storage, use and transmission of protected data.

In addition, many U.S. and foreign jurisdictions have passed, or are currently contemplating, a variety of consumer protection, privacy and data security laws and regulations that may relate to our business. For example, some state legislatures and regulatory agencies have imposed, and others may impose, greater restrictions on the disclosure of the data we collect, use or transmit than are already contained in federal laws such as the GLB Act and its implementing regulations or the FTC rules described above. Similarly, it is possible that in the future, U.S. and foreign jurisdictions may adopt legislation or regulations that impair our ability to effectively track consumers’ use of our digital marketing services, such as the FTC’s proposed “Do-Not-Track” standard or other legislation or regulations similar to European Union Directive 2009/136/EC, commonly referred to as the “Cookie Directive,” which directs EU member states to ensure that accessing information on an internet user’s computer, such as through a cookie, is allowed only if the internet user has given his or her consent.

The costs and other burdens of compliance with privacy and data security laws and regulations could negatively impact the use and adoption of our solutions and reduce overall demand for them. Additionally, concerns regarding data privacy may cause our clients, or their customers and potential customers, to resist providing the data necessary to allow us to deliver our solutions effectively. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our solutions and any failure to comply with such laws and regulations could lead to significant fines, penalties or other liabilities. Any such decrease in demand or incurred fines, penalties or other liabilities could have a material adverse effect on our business, results of operations and financial condition.

We are directly and indirectly subject to, and impacted by, extensive and complex regulation in the U.S. and abroad, and new regulations and/or changes to existing regulations may negatively impact our business, results of operations and financial condition.

Our business is directly and indirectly subject to, and impacted by, numerous U.S. and foreign laws and regulations covering a wide variety of subject matters. Compliance with complex foreign and U.S. laws and regulations that apply to our operations increases our costs and may impede our competitiveness. In addition, failure to comply with such laws or regulations may result in the suspension or termination of our ability to do business in applicable jurisdictions or the imposition of civil and criminal penalties, including fines or exposure to civil litigation.

In addition to the data privacy and security laws and regulations mentioned above, our business is also directly or indirectly governed by domestic and international laws and regulations relating to issues such as telecommunications, anti-trust or competition, employment, vehicle registration, advertising, taxation, consumer protection and accessibility. We must also comply with anti-corruption laws such as the U.S. Foreign Corrupt Practices Act and local laws prohibiting corrupt payments to governmental officials and private entities, such as the U.K. Anti-Bribery Act. The application of this framework of laws and regulations to our business is complex and, in many instances, is unclear or unsettled, which in turn increases our cost of doing business, may interfere with our ability to offer our solutions competitively in one or more jurisdictions and may expose us and our employees to potential fines, penalties or other enforcement actions. In some cases, our clients may seek to impose additional requirements on our business in efforts to comply with their interpretation of their own or our legal obligations. These requirements may differ significantly from our existing solutions or processes and may require engineering and other costly resources to accommodate.

Our failure to comply, or to provide solutions that allow our clients to comply, with any of the foregoing laws and regulations could have a material adverse effect on our business, results of operations and financial condition.

New legislation or changes in existing legislation regarding the internet may negatively impact our business.

Our ability to conduct, and our cost of conducting, our business may be negatively impacted by a number of legislative and regulatory proposals concerning various aspects of the internet, which are currently under consideration by federal, state, local and foreign governments, administrative agencies such as the FTC, Consumer Financial Protection Bureau and the FCC, and various courts. These proposals include regulation of the following matters, among others: on-line content, user privacy, taxation, access charges and so-called “net-neutrality” liability of third-party activities and jurisdiction. Moreover, we do not know how existing laws relating to these or other issues will be applied to the internet. The adoption of new laws or the application of existing laws could decrease the growth in the use of the internet, which could in turn decrease the demand for our solutions that are provided via the internet, increase our costs of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition. In January 2014, a U.S. federal appeals court overruled the FCC’s “net-neutrality” regulation, meaning that it is possible that we may have to pay premium rates to providers for bandwidth and mobile service. Furthermore, government and/or private sector restrictions on internet content or anti-“net-neutrality” legislation could result in the fragmentation of the internet or slow the growth of internet use; this could decrease acceptance of the internet as a communications and commercial medium and thereby have a material adverse effect on our business, results of operations and financial condition.

Real or perceived errors or failures in our software and systems could negatively impact our results of operations and growth prospects.

We depend upon the sustained and uninterrupted performance of numerous proprietary and third-party technologies to deliver our solution portfolio. If one or more of those technologies cannot scale to meet demand, or if there are errors in our execution of any feature or functionality using any such technologies, then our business may be harmed. Because our software is often complex, undetected errors and failures may occur, especially when new versions or updates are made. Despite testing by us, errors or bugs in our solutions may not be found until the software or service is in active use by us or our clients. Moreover, our clients could incorrectly implement or inadvertently misuse our solutions, which could result in client dissatisfaction and adversely impact the perceived utility of our solutions as well as our brand. Any of these real or perceived errors, failures or bugs could result in negative publicity, reputational harm, loss of or delay in market acceptance of our solutions, loss of competitive position or claims by clients for losses sustained by them, all of which, along with the costs of responding to such effects, may have a material adverse effect on our business, results of operations and financial condition.

Our systems may be subject to security breaches.

Our success depends on the confidence of OEMs, dealers, lenders, major credit reporting agencies and other data providers, and other users of (or participants in) our solutions in our ability to store, process and transmit confidential information securely (whether over the internet or otherwise), and to operate our computer systems and operations without significant disruption or failure. We transmit substantial amounts of confidential information, including non-public personal information of consumers, over the internet. Even if our security measures are adequate, concerns over the security of third-party data that we store, process and transmit, which may be heightened by any well-publicized compromise of security, may deter clients from using our solution portfolio and/or deter vendors from providing their solutions to us. Moreover, if our security measures are breached and unauthorized access is obtained to confidential information, our solutions may be perceived as not being secure and our clients may curtail or stop using our solutions and/or vendors may curtail or stop providing their solutions to us. Any failure of, or lack of confidence in, the security of our solutions could have a material adverse effect on our business, results of operations and financial condition. Despite our focus on data security, we may not be able to stop unauthorized attempts to gain access to data that we store and process, or to stop disruptions in the transmission or provision of data and communications or other data by us. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments could result in a compromise or breach of the algorithms used by our solutions to protect data contained in our, our clients’ and/or our vendors’ databases and the information being stored, transferred or processed. Although we generally limit warranties and liabilities relating to data and system security in our client and vendor contracts, they or other third parties may seek to hold us liable for any losses suffered as a result of unauthorized access to their confidential information or non-public personal information of consumers. In addition, we may not have limited our warranties and liabilities sufficiently or have adequate insurance to cover these losses. We may be required to expend significant capital and other resources to protect against security breaches, and/or to alleviate any problems caused by actual or threatened security breaches. Our security measures may not be sufficient to prevent security breaches, and any failure to prevent security breaches and/or to adequately alleviate any problems caused by security breaches could have a material adverse effect on our business, results of operations and financial condition.

Our networks and systems may be vulnerable to interruptions or failure.

From time to time, we have experienced, and may experience in the future, network or system slowdowns and interruptions. These network and system slowdowns and interruptions may interfere with our ability to do business. Although we believe we have made the appropriate upgrades to our various systems, regularly back up data and take other measures to protect against data loss and system failures, there is still risk that we may lose critical data or experience network failures. Such failures or disruptions may result in lost revenue opportunities for our clients, which could result in litigation against us or a loss of clients. Additionally, we have service level agreements with certain of our clients that may result in penalties or trigger cancelation rights in the event of a network or system slowdown or interruption. Any of these could have a material adverse effect on our business, results of operations and financial condition.

Our business operations may be harmed by events beyond our control.

Our business operations are vulnerable to damage or interruption from natural disasters, such as fires, floods and hurricanes, or from power outages, telecommunications failures, terrorist attacks, computer network service outages and disruptions, “denial of service” attacks, computer viruses, break-ins, sabotage and other similar events beyond our control. For example, the majority of our North American research and development activities, and the research and development and operations activities of our digital marketing business, are located near significant seismic faults in the Portland, Oregon and Seattle, Washington areas, respectively. The occurrence of any such event at any of our facilities or at any third-party facility utilized by us or our third-party providers could cause interruptions or delays in our business, loss of data or could render us unable to provide our solution portfolio. In addition, any failure of a third-party to provide the data, products, services or facilities required by us, as a result of human error, bankruptcy, natural disaster or other operational disruption, could cause interruptions to our computer systems and operations. The occurrence of any of these events could have a material adverse effect on our business, results of operations and financial condition.

We utilize certain key technologies, data and services from, and integrate certain of our solutions with, third parties and may be unable to replace those technologies, data and services if they become obsolete, unavailable or incompatible with our solutions.

We utilize certain key technologies and data from, and/or integrate certain of our solutions with, hardware, software, services and data of third parties, including Chrome Systems, TrueCar, Microsoft, Google, Yahoo, EMC, Cisco Systems, Kyocera, Experian, Equifax, TransUnion and others. Some of these vendors are also our competitors in various respects. These third-party vendors could, in the future, seek to charge us cost-prohibitive fees for such use or integration or may design or utilize their solutions in a manner that makes it more difficult for us to continue to utilize their solutions, or integrate their technologies with our solutions, in the same manner or at all. Any significant interruption in the supply or maintenance of such third-party hardware, software, services or data could negatively impact our ability to offer our solutions unless and until we replace the functionality provided by this third-party hardware, software and/or data. In addition, we are dependent upon these third parties’ ability to enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. There can be no assurance that we would be able to replace the functionality or data provided by third-party vendors in the event that such technologies or data becomes obsolete or incompatible with future versions of our solutions or are otherwise not adequately maintained or updated. Any delay in or inability to replace any such functionality could have a material adverse effect on our business, results of operations and financial condition. Furthermore, delays in the release of new and upgraded versions of third-party software applications could have a material adverse effect on our business, results of operations and financial condition.

Market acceptance of and influence over our products and services, particularly in our Digital Marketing business, is concentrated in a limited number of automobile OEMs and consolidated retailer groups, and we may not be able to maintain or grow these relationships.

Although the automotive retail industry is fragmented, a relatively small number of OEMs, consolidated retailer groups and retailer associations exert significant influence over the market acceptance of automotive retail products and services due to their concentrated purchasing activity, their endorsement or recommendation of specific products and services and/or their ability to define technical standards and certifications. For example, our dealer management systems are certified to technical standards established by OEMs and certain of our products and services are provided pursuant to OEM-designated endorsement or preferred vendor programs. While automotive retailers are generally free to purchase the solutions of their choosing, when an OEM has endorsed or certified a provider of products or services to its associated franchised automotive retailers and if our solutions lack such certification or endorsement, adoption or retention of our products and services among the franchised dealers of such OEM could be materially impaired.

Some of our products, such as our digital marketing solutions, are primarily sold to or through OEMs and depend on us maintaining strong relationships with those OEMs. Our digital marketing solutions are primarily marketed and delivered through programs sponsored or endorsed by OEMs, the most significant of which is General Motors. The termination of one or more of these relationships, changes in our clients’ advertising budget allocations or marketing strategies or a change in the economy could result in a decline in the level of digital marketing services that they purchase from us, which in turn could have a material adverse effect on our business, results of operations and financial condition.

We have clients in over 100 countries, where we are subject to country-specific risks that could negatively impact our business, results of operations and financial condition.

During the nine months ended March 31, 2014, we generated approximately 21.9% of our revenues outside of the United States, and we expect revenues from other countries to continue to represent a significant part of our total revenues in the future. Business and operations in individual countries are subject to changes in local government regulations and policies, including those related to tariffs and trade barriers, investments, taxation, currency exchange controls and repatriation of earnings. Our results are also subject to the difficulties of coordinating our activities across the countries in which we are active. In addition, our operations in each country are vulnerable to changes in socio-economic conditions and monetary and fiscal policies, intellectual property protection disputes, the settlement of legal disputes through foreign legal systems, the collection of receivables through foreign legal systems, exposure to possible expropriation or other governmental actions, unsettled political conditions, possible terrorist attacks and pandemic disease. These and other factors relating to our international operations may have a material adverse effect on our business, results of operations and financial condition.

Our indebtedness could negatively impact our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

We expect to incur up to $         million in new indebtedness and expect to enter into a $         million revolving credit facility in connection with the separation and distribution. Our expected level of indebtedness could have important consequences, including the following:

•	the ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or the financing may not be available on favorable terms, or at all;

•	any failure to comply with the obligations of any of our debt instruments could result in an event of default under the agreements governing such indebtedness;

•	a portion of cash flows will be required to make payment of principal of, and interest on, our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and potential dividends to our stockholders;

•	our indebtedness will make us more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our indebtedness may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If operating results are not sufficient to service our current or future indebtedness, we may be forced to take actions such as reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing debt, reducing or discontinuing dividends we may pay in the future or seeking additional equity capital. These actions may not be effected on satisfactory terms, or at all.

Our business, results of operations and financial condition could be harmed by negative rating actions by credit rating agencies.

At this time we expect to have, following the distribution, long-term debt with an investment grade rating. If our long-term debt does not have an investment grade rating, if our initial rating is downgraded or if ratings agencies indicate that a downgrade may occur, our business, results of operations and financial condition could be negatively impacted and perceptions of our financial strength could be damaged. Any of these outcomes could negatively impact our relationships with our clients, increase our costs of borrowing money or otherwise have a material adverse effect on our business, results of operations and financial condition.

We are dependent on our key management, direct sales force and technical personnel for continued success.

Our global senior management team is concentrated in a small number of key members, and our future success depends to a meaningful extent on the services of our executive officers and other key team members, including members of our direct sales force and technology staff. Generally, our executive officers and employees can terminate their employment relationship at any time. The loss of any key employees or our inability to attract or retain other qualified personnel could materially harm our business and prospects.

We rely primarily on our direct sales force to sell our products and services to automotive retailers and OEMs. We expect that we will need to hire additional sales, customer service, integration and training personnel in the near-term and beyond if we are to achieve revenue growth in the future. If we fail to attract qualified and productive sales and service personnel, or if we suffer unanticipated losses of such personnel, it could have a material adverse effect on our business, results of operations and financial condition.

Competition for qualified personnel in the technology industry is intense, and we compete for technical personnel with other technology companies that have greater financial and other resources than we do. Our future success will depend in large part on our ability to attract, retain and motivate highly qualified technical personnel, and there can be no assurance that we will be able to do so. Any difficulty in hiring or retaining needed personnel, or increased costs related thereto, could have a material adverse effect on our business, results of operations and financial condition.

Our revenue, operating results and profitability will vary from quarter to quarter, which may result in volatility in our stock price.

Our revenue, operating results and profitability have varied in the past and are likely to continue to vary significantly from quarter to quarter, which may lead to volatility in our stock price. These variations are due to several factors, including:

•	the timing, size and nature of our client revenues (particularly with respect to our Digital Marketing business) and any losses with respect thereto;

•	product and price competition regarding our products and services;

•	the timing of introduction and market acceptance of new products, services or product enhancements by us or our competitors;

•	changes in our operating expenses;

•	foreign currency fluctuations;

•	the timing of acquisitions or divestitures of businesses, products and services;

•	the seasonality of car sales;

•	personnel changes; and

•	fluctuations in economic and financial market conditions.

If our intangible assets and goodwill become impaired we may be required to record a significant non-cash charge to earnings, which would negatively impact our results of operations.

Under generally accepted accounting principles in the United States (“GAAP”), we review our intangible assets, including goodwill, for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate the carrying value of our intangible assets may not be fully recoverable. The carrying value of our intangible assets may not be recoverable due to factors such as a decline in our stock price and market capitalization, reduced estimates of future cash flows or slower growth rates in our industry. Estimates of future cash flows are based on a long-term financial outlook of our operations. Actual performance in the near-term or long-term could be materially different from these forecasts, which could impact future estimates and the recorded value of the intangibles. For example, a significant, sustained decline in our stock price and market capitalization may result in an impairment of certain of our intangible assets, including goodwill, and a significant charge to earnings in our consolidated financial statements during the period in which an impairment is determined to exist. We will continue to monitor and evaluate the carrying value of our goodwill. In the event we had to reduce the carrying value of our goodwill, any such impairment charge could have a material adverse effect on our results of operations.

We may be unable to develop and bring products and services in development to market, or bring new products and services to market in a timely manner or at all.

Our success depends in part upon our ability to bring to market new products and services, and enhancements thereto, that address evolving client demands. For example, our digital marketing solutions must effectively address the market shift to mobile technology. The time, expense and effort associated with developing and offering new and enhanced products and services may be greater than anticipated. The length of the development cycle varies depending on the nature and complexity of the product, the availability of development, product management and other internal resources and the role, if any, of strategic partners. If we are unable to develop and bring to market additional products and services, and enhancements thereto, in a timely manner, or at all, we could lose market share to competitors who are able to offer these new products and services, which could have a material adverse effect on our business, results of operations and financial condition.

Our failure or inability to execute any element of our business strategy could negatively impact our business, results of operations or financial condition.

Our business, results of operations and financial condition depend on our ability to execute our business strategy, which includes the following key elements:

•	continuing to expand our client base;

•	deepening our relationship with our existing client base;

•	strengthening and extending our solutions portfolio;

•	driving additional operational efficiency; and

•	selectively pursuing strategic acquisitions.

We may not succeed in implementing a portion or all of our business strategy, and even if we do succeed, our strategy may not have the favorable impact on our business, results of operations or financial condition that we anticipate. We may not be able to manage effectively the expansion of our business or achieve the rapid execution necessary to fully avail ourselves of the market opportunity for our solution portfolio. If we are unable to adequately implement our business strategy, our business, results of operations and financial condition could suffer a material adverse effect.

We may be unable to adequately protect, and we may incur significant costs in defending, our intellectual property and other proprietary rights.

Our success depends, in large part, on our ability to protect our intellectual property and other proprietary rights. We rely upon a combination of trademark, trade secret, copyright, patent and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring certain of our team members and consultants to enter into confidentiality, non-competition and assignment of inventions agreements. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties might gain access to our proprietary information, develop and market products and services similar to ours or use trademarks similar to ours. Existing U.S. federal and state intellectual property laws offer only limited protection. Moreover, the laws of some foreign countries in which we market our products and services afford little or no effective protection of our intellectual property. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, and we may not prevail. The failure to adequately protect our intellectual property and other proprietary rights, or manage costs associated with enforcing those rights, could have a material adverse effect on our business, results of operations and financial condition.

Claims that we or our technologies infringe upon the intellectual property or other proprietary rights of a third party may require us to incur significant costs, enter into royalty or licensing agreements or develop or license substitute technology.

We have in the past and may in the future be subject to claims that our technologies in our products and services infringe upon the intellectual property or other proprietary rights of a third party. In addition, the vendors providing us with technology that we use in our own technology could become subject to similar infringement claims. Although we believe that our products and services do not infringe any intellectual property or other proprietary rights, we cannot assure you that our products and services do not, or that they will not in the future, infringe intellectual property or other proprietary rights held by others. Any claims of infringement could cause us to incur substantial costs defending against the claim, even if the claim is without merit, and could distract our management from our business. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts, obtain a license to continue to use the products and services that are the subject of the claim and/or otherwise restrict or prohibit our use of the technology. There can be no assurance that we would be able to obtain a license on commercially reasonable terms, or at all, from the third party asserting any particular claim that we would be able to successfully develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering, and our clients to continue using, the products and services. In addition, we generally provide in our client agreements for certain products and services that we will indemnify our clients against third-party infringement claims relating to technology that we provide to those clients, which could obligate us to pay damages if the products and services were ever found to be infringing. Infringement claims asserted against us, our vendors or our clients could have a material adverse effect on our business, results of operations and financial condition.

We have made strategic acquisitions and formed strategic alliances in the past and expect to do so in the future. If we are unable to find suitable acquisitions or alliance partners that strengthen our value proposition to clients or to achieve the expected benefits from such acquisitions or alliances, there could be a material adverse effect on our business, results of operations and financial condition.

Since 2000, we have completed 30 acquisitions. These have ranged from acquisitions of small start-up companies that provide a discrete application to a handful of clients, to acquisitions of substantial companies with more mature solutions and a larger client base, such as our acquisition of U.K.-based Kerridge Computer Company Limited (“Kerridge”) in 2005, which facilitated our international expansion, and our acquisition of Seattle-based Cobalt in 2010, which is the foundation of our Digital Marketing business. As part of our ongoing business strategy to expand solutions offerings, acquire new technologies and strengthen our value proposition to clients, we frequently engage in discussions with third parties regarding, and enter into agreements relating to, possible acquisitions, strategic alliances and joint ventures. However, there may be significant competition for acquisition, alliance and joint venture targets in our industry, or we may not be able to identify suitable candidates or negotiate attractive terms for such transactions in the future.

Even if we are able to complete acquisitions or enter into alliances and joint ventures that we believe will provide attractive growth opportunities, such transactions are inherently risky. Significant risks from these transactions include risks relating to:

•	integration and restructuring costs, both one-time and ongoing;

•	developing and maintaining sufficient controls, policies and procedures;

•	diversion of management’s attention from ongoing business operations;

•	establishing new informational, operational and financial systems to meet the needs of our business;

•	losing key employees, clients and vendors;

•	failing to achieve anticipated synergies, including with respect to complementary solutions; and

•	unanticipated or unknown liabilities.

If we are not successful in completing acquisitions in the future, we may be required to reevaluate our acquisition strategy. We also may incur substantial expenses and devote significant management time and resources in seeking to complete acquisitions. In addition, we could use substantial portions of our available cash to pay all or a portion of the purchase prices of future acquisitions. If we do not achieve the anticipated benefits of our acquisitions as rapidly to the extent anticipated by our management and financial or industry analysts, others may not perceive the same benefits of the acquisition as we do. If these risks materialize, there could be a material adverse effect on our business, results of operations and financial condition.

Our future acquisitions may involve the issuance of our equity securities as payment, in part or in full, for the businesses or assets acquired, which would dilute our existing stockholders’ ownership interests. Future acquisitions may also decrease our earnings or earnings per share and the benefits derived by us from an acquisition might not outweigh or exceed the dilutive effect of the acquisition. We also may incur additional indebtedness, have future impairment of assets or suffer adverse tax and accounting consequences in connection with any future acquisitions.

We could be sued for contract or product liability claims, and such lawsuits may disrupt our business, divert management’s attention or have a negative impact on our financial results.

We provide limited warranties to purchasers of our products and services. In addition, errors, defects or other performance problems in our products and services, including with respect to data that we store, process and provide in connection with our products and services, could result in financial or other damages to our clients or consumers. There can be no assurance that any limitations of liability set forth in our contracts would be enforceable or would otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors and omissions in excess of the applicable deductible amount; however, there can be no assurance that this coverage will continue to be available on acceptable terms, in sufficient amounts to cover one or more large claims or at all, or that the insurer will not deny coverage for any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, results of operations and financial condition. Furthermore, litigation, regardless of its outcome, could result in substantial cost to us and divert management’s attention from our operations and could have a material adverse effect on our business, results of operations and financial condition. In addition, some of our products and services are business-critical for our clients, and a failure or inability to meet a client’s expectations could seriously damage our reputation and negatively impact our ability to retain existing business or attract new business.

Because we recognize revenue from our subscription-based products and services over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results.

We generally recognize revenue from sales of our subscription-based products and services ratably over the term of the subscription contract. As a result, the majority of our quarterly revenue is attributable to service contracts entered into during previous quarters. A decline in new or renewed service agreements in any one quarter will not be fully reflected in our revenue in that quarter but will harm our revenue in future quarters. Consequently, the effect of significant downturns in sales and market acceptance of our subscription services in a particular quarter may not be fully reflected in our operating results until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, because revenue from new subscription contracts, and from additional orders under existing subscription contracts, must be recognized over the applicable subscription term. In addition, delays or failures in deployment of our subscription services may prevent us from recognizing subscription revenue for indeterminate periods of time. Further, we may experience unanticipated increases in costs associated with providing our subscription services to clients over the term of our subscription contracts as a result of inaccurate internal cost projections or other factors, which may harm our operating results.

We may experience foreign currency gains and losses.

We conduct a significant number of transactions and hold cash in currencies other than the U.S. dollar. Changes in the value of major foreign currencies, particularly the Euro and British pound relative to the U.S. dollar, can significantly affect our assets, revenues and operating results. Generally, our revenues are adversely affected when the dollar strengthens relative to other currencies and are positively affected when the dollar weakens. Generally, our assets are adversely affected when we must devalue our cash and other bank deposits held in a foreign currency due to fluctuations or changes in exchange rates.

We expect to implement a program which primarily utilizes foreign currency forward contracts to offset the risks associated with these foreign currency exposures that we may suspend from time to time. As a part of this program, we will enter into foreign currency forward contracts so that increases or decreases in our foreign currency exposures are offset by gains or losses on the foreign currency forward contracts in order to mitigate the risks and volatility associated with our foreign currency transaction gains or losses. With respect to our international operations, we expect that we will realize gains or losses with respect to our foreign currency exposures, net of gains or losses from our foreign currency forward contracts. For example, we will experience foreign currency gains and losses in certain instances if it is not possible or cost effective to hedge our foreign currency exposures or if we suspend our foreign currency forward contract program. Our ultimate realized loss or gain with respect to currency fluctuations will generally depend on the size and type of cross-currency exposures that we enter into, the currency exchange rates associated with these exposures and changes in those rates, whether we have entered into foreign currency forward contracts to offset these exposures and other factors. All of these factors could materially impact our results of operations, financial position and cash flows, the timing of which is variable and generally outside of our control.

We may have exposure to unanticipated tax liabilities, which could harm our business, results of operations, financial condition and prospects.

Our international business operations will subject us to income taxes as well as non-income based taxes, in both the United States and various foreign jurisdictions. The computation of provision for income taxes and other tax liabilities is complex, as it is based on the laws of numerous taxing jurisdictions and requires significant judgment regarding the application of complicated rules governing accounting for tax provisions under GAAP. Provision for income taxes may require forecasts of effective tax rates for the year, which includes numerous assumptions and forward looking financial projections, including the expectations of profit and loss by jurisdiction. Various items cannot be accurately forecasted and future events may materially differ from our forecasts. Our provision for income tax can be materially impacted, for example, by the geographical mix of our profits and losses, changes in our business, such as internal restructuring and acquisitions, changes in tax laws and accounting guidance and other regulatory, legislative or judicial developments, tax audit determinations, changes in our uncertain tax positions, changes in our intent and capacity to permanently reinvest foreign earnings, changes to our transfer pricing practices, tax deductions attributed to equity compensation and changes in our need for a valuation allowance for deferred tax assets. For these reasons, our actual income taxes or other tax liabilities may be materially different than our provisions for anticipated tax obligations.

In addition, changes in tax laws or tax rulings may have a significantly adverse impact on our effective tax rate. Further, in the ordinary course of a global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain.

In the event that changes in tax laws negatively impact our effective tax rates, our provision for taxes or generate unanticipated tax liabilities, our business, results of operations and financial condition could suffer a material adverse effect.

Risks Relating to Our Separation from ADP

We may not realize any potential benefits from the separation.

We may not realize any of the potential benefits we expect from our separation from ADP. As an independent, publicly traded company, we believe that our businesses will benefit from, among other things, sharpened focus on the financial and operational resources of our specific business, allowing our management to design and implement a capital structure, corporate strategies and policies that are based primarily on the business characteristics and strategic opportunities of our businesses. We anticipate this will allow us to respond more effectively to industry dynamics and to allow us to create effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the expected benefits. See “Distribution—Reasons for the Distribution.”

We will also incur significant costs in connection with the separation, which may exceed our estimates, and we will experience some negative effects from the separation, including loss of access to some of the financial, managerial and professional resources from which we have benefited in the past. In addition, completion of the distribution will require a significant amount of our management’s time and effort, which may divert attention from operating and growing our business. By separating from ADP, there is also a risk that we may become more susceptible to market fluctuations and other adverse events than while we were a part of ADP. As part of ADP, we were able to enjoy certain benefits from ADP’s operating diversity and access to capital for investments, benefits that will no longer be available to us following the separation.

If we fail to achieve some or all of the benefits that we expect from the separation on a timely basis or at all, our business, results of operations and financial condition could suffer a material adverse effect.

There can be no assurance that we will have access to the capital markets on terms acceptable to us.

From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe that the sources of capital in place that the time of the distribution will permit us to finance our operations for the foreseeable future on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future or at all will be impacted by many factors, including, but not limited to:

•	our financial performance;

•	our credit ratings or absence of a credit rating;

•	the liquidity of the overall capital markets; and

•	the state of the economy.

There can be no assurance, particularly as a new company that currently has no credit rating, that we will have access to the capital markets on terms acceptable to us.

Our combined historical and pro forma financial information is not necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

Our combined historical and pro forma financial information included in this information statement does not reflect the financial condition, results of operations or cash flows we would have achieved as a stand-alone company during the periods presented or that we may achieve in the future. This is primarily a result of the following factors:

•	our combined historical and pro forma financial results reflect allocations of corporate expenses from ADP, which allocations may be different than the comparable expenses we would have actually incurred as a stand-alone company;

•	our working capital requirements historically have been satisfied as part of ADP’s corporate-wide cash management policies;

•	our cost of debt and our capitalization will be different in the future, because our credit rating will be lower than ADP’s credit rating;

•	our combined historical and pro forma financial results may not fully reflect the costs associated with being a stand-alone public company, including significant changes that will occur in our cost structure, management, financing and business operations as a result of our separation from ADP, including the potentially significant costs required for us to establish our new brand and operating infrastructure; and

•	our separation from ADP and the creation of our new brand may have a negative impact on our client and other business relationships.

We have made adjustments based upon available information and assumptions that we believe are reasonable to reflect these factors, among others, in our combined historical and pro forma financial information. However, our assumptions may prove not to be accurate, and accordingly, the financial information presented in this information statement should not be assumed to be indicative of what our financial condition or results of operations actually would have been as a stand-alone company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

For a description of the components of our historical combined financial information and adjustments reflected in our pro forma financial information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Results—Historical ADP Cost Allocations versus Dealer Services as a Stand-Alone Entity” and our combined historical and pro forma financial statements included elsewhere in this information statement.

Until the distribution occurs, ADP has sole discretion to change the terms of the distribution in ways that may be unfavorable to us.

Until the distribution occurs, we are a wholly owned subsidiary of ADP. Accordingly, ADP has the sole and absolute discretion to determine and change the terms of the distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to us. In addition, ADP may decide at any time not to proceed with the separation or the distribution.

We will experience increased costs after the separation or as a result of the separation.

We will need to replicate certain facilities, systems, infrastructure and personnel to which we will no longer have access after our separation from ADP. We will also need to make investments to operate without access to ADP’s existing operational and administrative infrastructure. These initiatives will be costly to implement. Due to the scope and complexity of the underlying projects, the amount of total costs cannot be estimated at this time.

ADP performs many important corporate functions for our operations, including information technology support, treasury, accounting, financial reporting, tax administration, human resource administration, procurement, security, real estate and other services. We currently pay ADP for these services on a cost-allocation basis. Following the separation and distribution, ADP will continue to provide some of these services to us on a short-term, transitional basis, for which we will pay ADP fees generally based on the applicable allocable cost of ADP’s services to the Dealer Services business prior to the distribution. For more information regarding the transition arrangements, see “Certain Relationships and Related Party Transactions—Related Party Transactions—Agreements with ADP—Transition Services Agreement.” When we begin to operate these functions independently, if we do not have our own adequate systems and business functions in place, or are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs, and our profitability may decline.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the separation and the distribution.

Our financial results previously were included within the consolidated results of ADP, and our reporting and control systems were appropriate for those of subsidiaries of a public company. Prior to the distribution, we are not directly subject to reporting and other requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 404 of the Sarbanes-Oxley Act of 2002. After the distribution, we will be subject to such reporting and other requirements, which will require, among other things, annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These and other obligations will place significant demands on our management, administrative and operational resources, including accounting and IT resources.

To comply with these requirements, we will need to upgrade our systems, including computer hardware infrastructure, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and IT staff. We will incur additional annual expenses related to these steps, including with respect to, among other things, director and officer liability insurance, director fees, expenses associated with our Securities and Exchange Commission (“SEC”) reporting obligations, transfer agent fees, increased auditing and legal fees and similar expenses, which expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, IT systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and financial condition.

We also expect that being a public company subject to additional laws, rules and regulations will require the investment of additional resources to ensure ongoing compliance with these laws, rules and regulations.

As part of the separation from ADP, we will incur debt with external lenders, which will subject us to various restrictions and could decrease our profitability.

Immediately prior to the separation, we expect to pay a cash dividend to ADP of approximately $         million, and we expect to fund a substantial portion of this dividend with the proceeds from one or more debt financing arrangements that we expect to complete prior to the separation, which may include bank debt, long-term notes or a combination thereof. Additionally, we expect to enter into a $         million revolving credit facility, which we expect will be undrawn at the time the separation and distribution is completed. These financing arrangements will contain customary restrictions, covenants and events of default. The terms of these financing arrangements and any future indebtedness will impose various restrictions and covenants on us that could limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities. In addition, our financing costs will be higher than they were when we were a part of

ADP. For a more detailed discussion of these borrowings and our liquidity following the separation and distribution, see “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources.”

The distribution could result in significant tax liability.

ADP has requested an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, its counsel, to the effect that, based on certain facts, assumptions, representations and undertakings set forth in the opinion, the distribution will qualify as a transaction that is tax-free under Section 355 and other related provisions of the Code, and the distribution is conditioned upon the receipt by ADP of such favorable opinion of counsel confirming the distribution’s tax-free status. A United States holder (as defined in “Distribution—Certain U.S. Federal Income Tax Consequences of the Distribution”) of ADP common stock generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share of our common stock.

The opinion will be based upon various factual representations and assumptions, as well as certain undertakings made by ADP and Dealer Services. If any of those factual representations or assumptions are untrue or incomplete in any material respect, any undertaking is not complied with, or the facts upon which the opinion will be based are materially different from the facts at the time of the distribution, the distribution may not qualify for tax-free treatment. Opinions of counsel are not binding on the IRS or the courts. As a result, the conclusions expressed in an opinion of counsel could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to you could be materially less favorable.

If the distribution were determined not to qualify as a tax-free transaction under Section 355 of the Code, each United States holder generally would be treated as receiving a distribution taxable as a dividend in an amount equal to the fair market value of the shares of our common stock received by the holder with the consequences described in “Distribution—Certain U.S. Federal Income Tax Consequences of the Distribution.” In addition, ADP generally would recognize gain with respect to the distribution and certain related transactions.

The distribution and certain related transactions could be taxable to ADP if Dealer Services or its stockholders were to engage in certain transactions after the distribution. In such cases, ADP and/or its stockholders could incur significant U.S. federal income tax liabilities, and we could be required to indemnify ADP for any resulting taxes and related expenses, which could be material.

We are agreeing to certain restrictions to preserve the treatment of the distribution as tax-free to ADP and its stockholders, which will reduce our strategic and operating flexibility.

If the distribution fails to qualify for tax-free treatment as discussed above, it will be treated as a taxable dividend to ADP stockholders in an amount equal to the fair market value of our stock issued to ADP stockholders. In that event, ADP would be required to recognize a gain equal to the excess of the sum of the fair market value of our stock on the distribution date and the amount of cash received in the cash distribution over ADP’s tax basis in our stock.

In addition, current tax law generally creates a presumption that the distribution would be taxable to ADP, but not to its stockholders, if we or our stockholders were to engage in a transaction that would result in a 50% or greater change by vote or by value in our stock ownership during the two-year period beginning on the distribution date, unless it is established that the distribution and the transaction are not part of a plan or series of related transactions to effect such a change in ownership. In the case of such a 50% or greater change in our stock ownership, tax imposed on ADP in respect of the distribution would be based on the fair market value of our stock on the distribution date over ADP’s tax basis in our stock.

Under the tax allocation agreement that we will enter into with ADP, we will generally be prohibited, except in specified circumstances, for specified periods of up to 30 months following the distribution, from

•	issuing, redeeming or being involved in other significant acquisitions of our equity securities;

•	transferring significant amounts of our assets;

•	amending our certificate of incorporation or by-laws;

•	failing to engage in the active conduct of a trade or business; or

•	engaging in certain other actions or transactions that could jeopardize the tax-free status of the distribution.

See “Certain Relationships and Related Party Transactions—Related Party Transactions—Agreements with ADP—Tax Allocation Agreement.”

In connection with our separation from ADP, we and ADP will incur potentially significant indemnity obligations. If we are required to act on these indemnities to ADP, we may need to divert cash to meet those obligations, which could have a material adverse effect on our business, results of operations and financial condition. In the case of ADP’s indemnity, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities or that ADP will be able to satisfy its indemnification obligations in the future.

Under the tax allocation agreement that we will enter into with ADP, we will agree generally to indemnify ADP for taxes and related losses it suffers as a result of the distribution failing to qualify as a tax-free transaction, if the taxes and related losses are attributable to:

•	direct or indirect acquisitions of our stock or assets (regardless of whether we consent to such acquisitions);

•	negotiations, understandings, agreements or arrangements in respect of such acquisitions; or

•	our failure to comply with certain representations and undertakings from us, including the restrictions described in the preceding risk factor.

See “Certain Relationships and Related Party Transactions— Related Party Transactions—Agreements with ADP—Tax Allocation Agreement.” Our indemnity will cover both corporate level taxes and related losses imposed on ADP in the event of a 50% or greater change in our stock ownership described in the preceding risk factor, as well as taxes and related losses imposed on both ADP and its stockholders if, due to our representations or undertakings being incorrect or violated, the distribution is determined to be taxable for other reasons.

Indemnities that we may be required to provide ADP may be significant and could have a material adverse effect on our business, results of operations and financial condition, particularly indemnities relating to certain actions that could impact the tax free nature of the distribution. Third parties could also seek to hold us responsible for any of the liabilities that ADP has agreed to retain. Further, there can be no assurance that the indemnity from ADP will be sufficient to protect us against the full amount of such liabilities, or that ADP will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from ADP any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could have a material adverse effect on our business, results of operations and financial condition.

Our separation from ADP could adversely affect our ability to attract and retain clients and recruit and retain employees.

As a division of ADP, we have marketed our products and services using the “ADP” brand name and logo. We believe the association with ADP has provided us with preferred status among our clients and employees due to ADP’s:

•	globally-recognized brand, which is associated with quality, customer service, trust, integrity and security;

•	perceived high-quality products and services; and

•	strong capital base and financial strength.

In connection with the separation and distribution, we will change our corporate name and operate under a new brand name. Without the ADP brand name, we may not be able to maintain or enjoy comparable name recognition or status under our new brand. The ADP brand and our affiliation with ADP have also been key aspects of our recruitment and retention of our employees. Our separation from ADP could also adversely affect our ability to attract and retain senior management and other key employees.

If we are unable to successfully manage the transition of our business to our new brand, the benefit we offer our clients and employees of having a recognized brand will be reduced, which could have a negative impact on our revenue and profitability. We cannot predict the effect that our separation from ADP will have on our clients and our employees.

The continued ownership of ADP common stock by our executive officers and some of our directors may create, or may create the appearance of, conflicts of interest.

Because of their current or former positions with ADP, substantially all of our executive officers and some of our non-employee directors own ADP common stock. These holdings in ADP common stock may be significant for some of these persons compared to that person’s total assets. Even though our board of directors will consist of a majority of directors who are independent from both ADP and our company, and our executive officers who are currently employees of ADP will cease to be employees of ADP upon consummation of the distribution, ownership of ADP common stock by our directors and officers after the separation may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for ADP than they do for us.

We potentially could have received better terms from unaffiliated third parties than the terms we receive in our agreements with ADP.

The agreements we will enter into with ADP in connection with the separation, including the separation and distribution agreement and other agreements, were negotiated in the context of the separation while we were still a wholly owned subsidiary of ADP. Accordingly, during the period in which the terms of those agreements were negotiated, we did not have an independent board of directors or a management team independent of ADP. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. The terms of the agreements to be negotiated in the context of the separation relate to, among other things, the allocation of assets, liabilities, rights and other obligations between ADP and us. Arm’s-length negotiations between ADP and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to us. See “Certain Relationships and Related Party Transactions— Related Party Transactions—Agreements with ADP.”

Risks Relating to Our Common Stock

Once our common stock begins trading, substantial sales of common stock may occur, which could cause our stock price to decline.

There is currently no public market for our common stock. On                , 2014, in connection with the declaration by the board of directors of ADP of the distribution, our common stock is expected to begin trading publicly on a “when-issued” basis. We have not set an initial price for our common stock. The price for our common stock will be established by the public markets.

The shares of our common stock that ADP distributes to its stockholders generally may be sold immediately in the public market. Because ADP stockholders did not invest directly in our stock, our business profile may not fit their investment objectives and they may sell our shares following the distribution period. In addition, index funds tied to the Standard & Poor’s 500 Index, the Russell 1000 Index and other indices hold shares of ADP common stock. To the extent our common stock is not included in these indices, certain of these index funds will likely be required to sell the shares of our common stock that they receive in the distribution. The sale of significant amounts of our common stock or the perception in the market that this will occur may lower the market price of our common stock.

There has been no previous market for our common stock, and a trading market that will provide you with adequate liquidity may not develop. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. We intend to apply to have our common stock authorized for listing on NASDAQ, but we cannot predict the prices at which our common stock may trade after the distribution. Indeed, the combined market prices of our common stock and ADP common stock after the distribution may not equal or exceed the market value of ADP common stock immediately before the distribution. It is also possible that an active trading market for our common stock may not develop as a result of the distribution or be sustained in the future. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of ADP’s current stockholders, and our common stock may not be included in some indices, causing certain holders to sell their shares;

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results;

•	announcements and strategic moves, such as acquisitions or restructurings, by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the distribution;

•	the operating and stock price performance of other comparable companies;

•	changes in expectations concerning our future financial performance and the future performance of our industry in general, including financial estimates and recommendations by securities analysts;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in the regulatory framework of our industry and regulatory action;

•	changes in general economic or market conditions; and

•	the other factors described in these “Risk Factors” and elsewhere in this information statement.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

There is substantial volatility in the domestic and international stock markets that could negatively impact our stock regardless of our actual operating performance.

The stock market in general and the market for technology companies in particular have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to operating performance. These forces reached unprecedented levels in the second half of 2008 through the first quarter of 2009, resulting in the bankruptcy or acquisition of, or government assistance to, several major domestic and international financial institutions and a material decline in economic conditions. In particular, the

U.S. equity markets experienced significant price and volume fluctuations that have affected the market prices of equity securities of many technology companies. These broad market and industry factors could materially and adversely affect the market price of our stock, regardless of our actual operating performance.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Holders of our common stock may be adversely affected through the issuance of more senior securities or through dilution.

In addition to the new financing arrangements we expect to enter into as part of the separation from ADP, we may need to incur additional debt or issue equity in order to fund working capital, capital expenditures and product development requirements or to make acquisitions and other investments. If we raise funds through the issuance of debt or equity, any debt securities or preferred stock issued will have liquidation rights, preferences and privileges senior to those of holders of our common stock. If we raise funds through the issuance of common equity, the issuance will dilute your ownership interest. We cannot assure you that debt or equity financing will be available to us on acceptable terms, if at all. If we are not able to obtain sufficient financing, we may be unable to maintain or grow our business. It may also be more expensive for us to raise funds through the issuance of additional debt than the cost of raising funds or issuing debt for our business while we were part of ADP.

Provisions in our certificate of incorporation and by-laws and of Delaware law and our tax allocation agreement may prevent or delay an acquisition of our company.

Our certificate of incorporation and by-laws and Delaware law will contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making them more burdensome to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the inability of our stockholders to act by written consent; and

•	the right of our board of directors to issue preferred stock without stockholder approval.

We will not opt out of the protections afforded by Section 203 of the Delaware General Corporation Law, which provides that a stockholder acquiring more than 15% of our outstanding voting shares (an “Interested Stockholder”) but less than 85% of such shares may not engage in certain business combinations with us for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless, prior to such date, our board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder or the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the Interested Stockholder.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal, and are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our company and our stockholders.

Under the tax allocation agreement that we will enter into with ADP, we will generally be prohibited, except in specified circumstances, for specified periods of up to 30 months following the distribution from consenting to certain acquisitions of significant amounts of our stock.

As discussed above, an acquisition or further issuance of our equity securities could trigger a tax to ADP, requiring us under the tax allocation agreement to indemnify ADP for such tax. This indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

We cannot assure you that we will pay any dividends.

There can be no assurance that we will pay any dividends, as to what the amount of dividends will be if we do or that we will have sufficient surplus under Delaware law to be able to pay any dividends. This may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures, or increases in reserves. If we do not pay dividends, the price of our common stock that you receive in the distribution must appreciate for you to receive a gain on your investment in us. This appreciation may not occur. See “Dividend Policy.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements. You should not place undue reliance on forward-looking statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “project” or, in each case, their negative, or other variations or comparable terminology and expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this information statement, you should understand that these statements are not guarantees of performance or results and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this information statement. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we believe that the forward-looking statements contained in this information statement are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

•	market trends influencing the automotive retail industry;

•	our ability to continue to compete effectively against other providers of integrated solutions to automotive retailers, OEMs and other participants in the automotive retail industry;

•	country-specific risks;

•	our inability to replace certain key technologies, data and services from third parties if they become obsolete, unavailable or incompatible with our solutions;

•	compliance with new legislation or regulation, or changes in existing legislation or regulation;

•	concentration of market acceptance of and influence over our products and services, particularly in our Digital Marketing business, on a limited number of OEMs and retailer groups;

•	vulnerability to security breaches, interruptions or failure;

•	risks associated with our indebtedness;

•	dependence on our key management, direct sales force and technical personnel;

•	our inability to develop and bring products and services in development to market, or bring new products and services to market; and

•	failure to adequately protect, and incurrence of significant costs in defending, our intellectual property and other proprietary rights.

These and other factors are more fully discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this information statement.

You should keep in mind that any forward-looking statements made by us in this information statement, or elsewhere, speak only as of the date on which they were made. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements in this information statement after the date of this information statement, except as required by federal securities laws. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to us or any other person acting on our behalf should be considered in light of the cautionary statements contained or referred to within this information statement.

DISTRIBUTION

General

On April 10, 2014, ADP announced its intention to pursue the disposition of our company through the distribution of our common stock to ADP’s stockholders.

On                 , 2014, the ADP board of directors declared a dividend on ADP common stock consisting of all of the shares of our common stock that ADP will own on the date of the distribution. These shares will represent 100 percent of our outstanding common stock immediately prior to the distribution. The dividend will be paid on                 , 2014, the distribution date, in the amount of one share of our common stock for every shares outstanding of ADP common stock as described below to each stockholder on the record date.

Please note that you will not be required to pay any cash or other consideration for the shares of our common stock distributed to you or to surrender or exchange your shares of ADP common stock to receive the dividend of our common stock.

Reasons for the Distribution

Currently, ADP is engaged, through its subsidiaries, in three business segments in the United States and around the world:

•	Employer Services, which offers a comprehensive range of business outsourcing and human capital management solutions, including payroll services, benefits administration services, talent management solutions, human resources management solutions, time and attendance management solutions, insurance services, retirement services and compliance and payment solutions;

•	Professional Employer Organization (“PEO”) Services (together with Employer Services, the “Retained Businesses”), which provides comprehensive employment administration outsourcing solutions through a co-employment relationship in which employees who work at a client’s location are co-employed by us and the client; and

•	Dealer Services.

In 2014, ADP’s senior management and board of directors undertook a strategic review of ADP’s businesses, including an assessment of the market and growth characteristics of each of its businesses and the role of each business within ADP’s overall business portfolio. Factors considered by ADP’s management and board of directors as part of the strategic review included:

•	portfolio clarification and enhanced management focus: ADP stockholders will benefit from portfolio clarity as separating Dealer Services from the Retained Businesses and creating two distinct businesses will allow each management team greater flexibility to pursue growth strategies and allocate capital appropriately within their respective market opportunities;

•	favorable Human Capital Management (“HCM”) market characteristics: HCM is a large and fast growing horizontal market, and the Retained Businesses’ market share remains small at this point in time. The Retained Businesses are well-positioned to capitalize on this opportunity;

•	favorable market conditions and competitive position for the Dealer Services business: The global automotive industry has rebounded substantially since 2009, and the Dealer Services business is uniquely positioned to execute against global opportunities since, we believe, no competitor offers a similar global breadth and depth of solutions;

•	ADP cash deployment: Given ADP’s positive cash balance and strong cash flows, ADP’s management and board of directors weighed alternatives available to return excess cash to ADP stockholders; and

•	potential benefits and detriments of separating the Dealer Services business: ADP’s management and board of directors considered the potential benefits and detriments to the Dealer Services business that could result from a spin-off, including: (i) potential client reaction to the increased autonomy and flexibility afforded to Dealer Services to pursue its growth strategies; (ii) potential client perception of Dealer Services no longer being part of ADP; (iii) potential perception of employees of Dealer Services if separated from ADP; and (iv) the significant management time and effort required to effect the spin-off.

As a result of this strategic review, ADP’s management and board of directors believe it is in the best interests of ADP’s stockholders to separate the Dealer Services business from the Retained Businesses. ADP’s management and board of directors believe that the separation will allow the creation of a new ADP focused on the Employer Services and the PEO businesses, which together would be better positioned in management’s view to meet ADP’s long-term revenue growth objectives. ADP’s management and board of directors also believe that both Dealer Services and the Retained Businesses will have the opportunity to benefit from the increased fit and focus of a separation whereby:

•	Dealer Services would have increased autonomy to pursue its strategic initiatives, acquisitions and other growth opportunities that may not be appropriate under the current combined structure and to deploy its capital as Dealer Services’ management team sees fit. The Retained Businesses would be insulated from any risks inherent in those pursuits;

•	management of the Retained Businesses would have a sharpened focus on its Employer Services and PEO businesses;

•	each of Dealer Services and the Retained Businesses would benefit from being able to pursue a capital structure more appropriate for its industry and its needs. In particular, Dealer Services would be able to lever its balance sheet and reduce its cost of capital;

•	a separation would provide greater transparency for investors in Dealer Services; and

•	separate, publicly traded equity securities would provide greater alignment of management incentives with stockholder interests.

The separation would also, in conjunction with the contemplated tax-free distribution of shares of Dealer Services to ADP’s stockholders, allow ADP to return excess cash to its stockholders. Subject to receipt of a favorable opinion of counsel confirming the distribution’s tax-free status, ADP intends to use the one-time proceeds from a dividend to be paid by Dealer Services to ADP prior to the distribution to repurchase shares of ADP common stock during the 12 months following the separation and distribution.

In determining the appropriate size of the dividend from Dealer Services to ADP, ADP’s management and board of directors considered various factors, including:

•	the potential credit ratings for Dealer Services under various debt scenarios;

•	the appropriate mix of debt and equity in the capitalization of Dealer Services, reflecting the amount of leverage we would have if we had been operating as an independent, publicly owned company prior to the separation; and

•	the amount of proceeds that could be distributed tax-free from Dealer Services to ADP, which depends upon and cannot exceed ADP’s tax basis in the assets it contributes to us prior to the distribution.

ADP’s management and board of directors believe that given our experienced management team, position as a leading global service provider and strong cash flows, we will be able to advance our business goals and strategic growth initiatives notwithstanding the debt that we will incur in connection with the separation and the dividend to ADP.

The Number of Shares You Will Receive

It is expected that for every                 shares of ADP common stock that you own at 5:00 p.m., New York City time on                 , 2014, the record date, you will receive one share of our common stock on the distribution date.

It is important to note that if you sell your shares of ADP common stock between the record date and the distribution date in the “regular way” market, you will also be selling your right to receive the share dividend in the distribution. Please see “—Trading Between the Record Date and Distribution Date” for more information.

Trading Between the Record Date and Distribution Date

Beginning on                 , 2014, the record date, and ending on                 , 2014, the distribution date, there are expected to be two markets in ADP common stock: a “regular way” market and an “ex-distribution” market. Shares of ADP common stock that trade on the regular way market will trade with an entitlement to shares of our common stock to be distributed in the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock to be distributed in the distribution. Therefore, if you own shares of ADP common stock at 5:00 p.m., New York City time, on the record date and sell those shares on the regular way market on or prior to the distribution date, you will also be selling the shares of our common stock that would have been distributed to you in the distribution. However, if you sell those shares of ADP common stock on the ex-distribution market on or prior to the distribution date, you will still receive the shares of our common stock that were to be distributed to you in the distribution based on your ownership of the shares of ADP common stock.

Furthermore, beginning on                 , 2014 and ending on the distribution date, there is expected to be a “when-issued trading” market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of our common stock that will be distributed to ADP stockholders on the distribution date. If you owned shares of ADP common stock at 5:00 p.m., New York City time, on the record date, then you are entitled to shares of our common stock to be distributed in the distribution. You may trade this entitlement to shares of our common stock, without the shares of ADP common stock you own, on the when-issued trading market. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular way trading will begin.

When and How You Will Receive the Dividend

ADP will pay the dividend on                 , 2014 by releasing its shares of our common stock to be distributed in the distribution to Wells Fargo Shareowner Services, the distribution agent. As part of the distribution, we will adopt a book-entry share transfer and registration system for our common stock. This means that instead of receiving physical share certificates, registered holders of ADP common stock entitled to the distribution will have their shares of our common stock distributed on the date of the distribution credited to book-entry accounts established for them by our transfer agent. The transfer agent will mail an account statement to each such registered holder stating the number of shares of our common stock credited to the holder’s account.

For those holders of ADP common stock who hold their shares through a broker, bank or other nominee, our transfer agent will credit the shares of our common stock to the accounts of those nominees who are registered holders, who, in turn, will credit their customers’ accounts with our common stock. We and ADP anticipate that brokers, banks and other nominees will generally credit their customers’ accounts with our common stock on the same day that their accounts are credited, which is expected to be the distribution date.

The distribution agent will not deliver any fractional shares of our common stock in connection with the distribution. Instead, the distribution agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur between the record date and the distribution date. Such holders will then receive a cash payment in an amount equal to their pro rata share of the total net proceeds of those sales. Such cash payments will be made to the holders in the same accounts in which the underlying shares are held. If you physically hold ADP stock certificates, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be included together with the account statement in the mailing that our transfer agent expects to send out on the distribution date.

None of ADP, our company, the distribution agent or our or ADP’s transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither our company nor ADP will pay any interest on the proceeds from the sale of fractional shares.

Material U.S. Federal Income Tax Consequences of the Distribution

The following discussion summarizes the material U.S. federal income tax consequences of the distribution for a beneficial owner of ADP common stock that holds such common stock as a capital asset for tax purposes. The discussion is of a general nature and does not purport to deal with persons in special tax situations, including, for example, financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax exempt entities, persons holding ADP common stock in a tax-deferred or tax-advantaged account or persons holding ADP common stock as a hedge against currency risk, as a position in a “straddle,” or as part of a “hedging” or “conversion” transaction for tax purposes.

This summary applies only to U.S. holders. A “U.S. holder” is a beneficial owner of ADP common stock that is (i) an individual U.S. citizen or resident, (ii) a U.S. domestic corporation or other entity taxable as a corporation, or (iii) otherwise subject to U.S. federal income tax on a net income basis in respect of such common stock.

This summary does not address all of the tax considerations that may be relevant to a holder of ADP common stock. In particular, we do not address:

•	the U.S. federal income tax consequences applicable to a stockholder of ADP that is treated as a partnership for U.S. federal income tax purposes;

•	the U.S. federal income tax consequences applicable to stockholders in, or partners, members or beneficiaries of, an entity that holds ADP common stock;

•	the U.S. federal estate, gift or alternative minimum tax consequences of the distribution;

•	the tax considerations relevant to U.S. holders whose functional currency is not the U.S. dollar;

•	the tax considerations relevant to holders of ADP employee stock options, restricted stock or other compensatory awards; or

•	any state, local or foreign tax consequences of the distribution.

This summary is based on laws, regulations, rulings, interpretations and decisions now in effect, all of which are subject to change, possibly on a retroactive basis. It is not intended to be tax advice.

You should consult your own tax advisor as to all of the tax consequences of the distribution to you in light of your own particular circumstances, including the consequences arising under state, local and foreign tax laws, as well as possible changes in tax laws that may affect the tax consequences described herein.

General

ADP has requested an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, its counsel, to the effect that, based on certain facts, assumptions, representations and undertakings set forth in the opinion, the distribution will qualify as a transaction that is tax-free under Section 355 and other related provisions of the Code, and the distribution is conditioned upon the receipt by ADP of such favorable opinion of counsel confirming the distribution’s tax-free status. ADP has also requested rulings from the IRS with respect to certain discrete and significant issues arising in connection with the transactions being effected in connection with the separation and distribution. Except as otherwise noted, it is assumed for purposes of the following discussion that the distribution will qualify as tax-free.

Subject to the discussion below relating to the receipt of cash in lieu of fractional shares, if the distribution qualifies as tax-free, then for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, and no amount will be includible in the income of, ADP as a result of the distribution, other than taxes arising out of foreign and other internal restructurings undertaken in connection with the separation and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account under Treasury regulations relating to consolidated returns;

•	no gain or loss will be recognized by, and no amount will be includible in the income of, a U.S. holder solely as a result of the receipt of our common stock in the distribution;

•	the holding period for our common stock received in the distribution will include the period during which the ADP common stock was held; and

•	the tax basis of the ADP common stock immediately prior to the distribution will be apportioned between such ADP common stock and the shares of our common stock received, including any fractional share of our common stock deemed received in the distribution, based upon relative fair market values at the time of the distribution.

An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court. The opinion will be based upon various factual representations and assumptions, as well as certain undertakings made by ADP and Dealer Services. If any of those factual representations or assumptions are untrue or incomplete in any material respect, any undertaking is not complied with, or the facts upon which the opinion will be based are materially different from the facts at the time of the distribution, the distribution may not qualify for tax-free treatment. If, on audit, the IRS were successful in asserting the position that the distribution is taxable, the above consequences would not apply and both ADP and its stockholders could be subject to tax.

If the distribution were taxable to ADP and its stockholders, then:

•	ADP would recognize a gain equal to the excess of the sum of the fair market value of our common stock on the date of the distribution and the amount of cash received in the cash distribution over ADP’s tax basis in our common stock;

•	each U.S. holder that receives shares of our common stock in the distribution would be treated as if the U.S. holder received a taxable distribution equal to the full value of the shares of our common stock received, which would be taxed (i) as a dividend to the extent of the U.S. holder’s pro rata share of ADP’s current and accumulated earnings and profits (including the gain to ADP described in the preceding bullet point), then (ii) as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its ADP common stock, and finally (iii) as capital gain with respect to the remaining value;

•	an individual U.S. holder would generally be subject to U.S. federal income tax at favorable rates with respect to the portion of the distribution that was treated as a dividend or capital gain, subject to exceptions for certain short-term and hedged positions (including positions held for one year or less, in the case of a capital gain), which could give rise to tax at ordinary income rates; and

•	a U.S. holder would not be subject to U.S. federal income tax with respect to the portion of the distribution that was treated as a return of capital, although its tax basis in its ADP common stock would be thereby reduced.

If the IRS were successful in asserting the position that the distribution is taxable, we could be required to indemnify ADP (including in respect of claims asserted by its stockholders) for the taxes described above and related losses. In addition, current tax law generally creates a presumption that the distribution would be taxable to ADP, but not to its stockholders, if we or our stockholders were to engage in a transaction that would result in a 50% or greater change by vote or by value in our stock ownership during the two-year period beginning on the distribution date, unless it is established that the distribution and the transaction are not part of a plan or series of related transactions to effect such a change in ownership. If the distribution were taxable to ADP due to such a 50% or greater change in our stock ownership, ADP would recognize a gain equal to the excess of the fair market value of our common stock on the date of the distribution over ADP’s tax basis therein and we could be required to indemnify ADP for the tax on such gain and related losses. See “Certain Relationships and Related Party Transactions— Related Party Transactions—Agreements with ADP—Tax Allocation Agreement.”

Cash in Lieu of Fractional Shares

No fractional shares of our common stock will be issued in the distribution. All fractional shares resulting from the distribution will be aggregated and sold by the distribution agent, and the proceeds will be distributed to the owners of such fractional shares. A holder that receives cash in lieu of a fractional share of our common stock as a part of the distribution will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the holder’s tax basis in the fractional share determined as described under “Distribution—General” above. An individual U.S. holder would generally be subject to U.S. federal income tax at favorable rates with respect to such a capital gain, assuming that the U.S. holder had held all of its ADP common stock for more than one year.

Payments of cash in lieu of a fractional share of our common stock made in connection with the distribution may, under certain circumstances, be subject to “backup withholding” and information reporting, unless a holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations and non-U.S. holders will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a holder’s U.S. federal income tax liability if the required information is supplied to the IRS.

Information Reporting

U.S. Treasury regulations require certain U.S. holders that receive our common stock pursuant to the distribution to attach to their U.S. federal income tax return for the year in which the distribution occurs a statement setting forth certain information relating to the distribution. Within a reasonable period after the distribution, ADP will provide stockholders who receive our common stock in the distribution with the information necessary to comply with such requirement. In addition, all U.S. holders are required to retain permanent records relating to the amount, basis, and fair market value of our common stock received in the distribution and to make those records available to the IRS upon request.

DIVIDEND POLICY

The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our businesses, legal requirements, regulatory constraints, industry practice and other factors that the board of directors deems relevant.

In addition, under Delaware law, our board of directors may declare dividends either out of our surplus, as defined in the relevant Delaware statutes, or if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value. The value of our capital may be adjusted from time to time by our board of directors but in no event will it be less than the aggregate par value of our issued stock. Our board of directors may base this determination on our financial statements, a fair valuation of our assets or another reasonable method. Our board of directors will seek to assure itself that the statutory requirements will be met before actually declaring dividends.

We are primarily a holding company and, as a result, our ability to pay dividends in the future will depend on receiving dividends from our subsidiaries. Our subsidiaries may be restricted in their ability to pay dividends to our company resulting from regulatory restrictions and restrictive provisions in our financing arrangements.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2014 on (i) an actual basis and (ii) a pro forma basis, assuming the separation, the distribution and the other transactions described in this information statement had occurred on March 31, 2014. The following table should be read in conjunction with the sections entitled “Unaudited Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes thereto included elsewhere in this information statement.

We are providing the capitalization table below for information purposes only, and it may not reflect the capitalization or financial condition that would have resulted had we been operating as a separate, independent entity on March 31, 2014 and is not necessarily indicative of our future capitalization or financial condition.

	As of March 31, 2014
	Historical	Pro forma
(in millions)
Cash and cash equivalents	$360.0	$

Capitalization:
Notes payable to affiliated parties	$21.8	$
Long-term debt	—
Equity:
Common stock, par value $0.01 per share	—
Additional paid-in capital	—
Parent company’s net investment	1,688.1
Accumulated other comprehensive income	73.4

Total stockholder’s equity	1,761.5

Total capitalization	$1,783.3	$

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements presented below have been derived from our audited combined financial statements for the year ended June 30, 2013 and from our unaudited combined financial statements as of and for the nine months ended March 31, 2014. The pro forma adjustments and notes to the pro forma combined financial statements give effect to the distribution of 100 percent of the common stock of Dealer Services by ADP and the other transactions contemplated by the separation and distribution agreement. These unaudited pro forma combined financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the notes to those statements included elsewhere in this information statement.

The unaudited pro forma combined financial statements are provided for illustrative and informational purposes only and are not necessarily indicative of our future financial condition or results of operations of an independent, publicly-traded company. The unaudited pro forma Combined Statements of Earnings for the year ended June 30, 2013 and the nine months ended March 31, 2014 have been prepared as though the separation and distribution had occurred as of July 1, 2012. The unaudited pro forma Combined Balance Sheet at March 31, 2014 has been prepared as though the separation and distribution had occurred on March 31, 2014. We will convert to a Delaware corporation just prior to the distribution. The unaudited pro forma combined financial statements presented below give effect to this conversion as though it occurred as of March 31, 2014. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the distribution and that are factually supportable, and, for purposes of the Combined Statements of Earnings, that are expected to have a continuing impact. However, such adjustments are subject to change based on the finalization of the terms of the spin-off and the transaction agreements. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Agreements with ADP—Separation and Distribution Agreement.” In addition, such adjustments are estimates and actual results may differ from these estimates.

The pro forma adjustments include the following items:

•	the settlement by ADP of $21.8 million of intercompany notes and related accrued interest owed by us to ADP and its affiliates and $39.0 million of intercompany notes and related accrued interest owed to us by ADP and its affiliates which will be settled prior to the distribution date; and

•	the elimination of the intercompany trademark royalty fee of $20.2 million for the year ended June 30, 2013 and $16.3 million for the nine months ended March 31, 2014 currently paid to ADP relating to our usage of the ADP trademark and brand name as these costs will not be incurred subsequent to the separation and distribution.

The following unaudited pro forma combined financial statements do not give pro forma effect to the following adjustments. We expect to finalize the items below and give pro forma effect to them in subsequent information statement filings.

•	The expenses reported in our Combined Statements of Comprehensive Income include allocations of certain ADP costs, including corporate costs, shared services, and other selling, general and administrative costs that benefit the company. As a stand-alone company, we anticipate incurring additional recurring costs that could be materially different from the allocations of ADP costs included within the carve-out historical Combined Statements of Comprehensive Income. While we do not currently know the exact impact of these stand-alone costs, we estimate them to be between $40.0 million and $50.0 million per year. The additional costs are for the following:

(i)	staff additions and increases in salaries to replace ADP support;

(ii)	corporate governance, including board of directors compensation and expenses, insurance costs, audit fees, annual report and proxy printing and filing fees, stock exchange fees, corporate compliance fees, and tax advisory fees;

(iii)	increased depreciation, amortization and maintenance costs in connection with information technology infrastructure investments resulting from the spin-off;

(iv)	the administration of our benefit plans and payroll functions; and

(v)	other corporate costs, including ongoing costs associated with treasury, mergers and acquisitions and corporate security activities and increased depreciation relating to additional property and equipment purchases in connection with the spin-off, which were estimated using ADP’s historical costs and adjusted for expected variations as applicable.

A number of factors could affect the amount of these stand-alone public company costs;

•	The expenses reported in our carve-out historical Combined Statement of Comprehensive Income include stock-based compensation expense for those employees directly attributable to our operations, as well as an allocation of stock-based compensation expense for ADP shared service functions that support the Dealer Services’ operations. However, as a stand-alone company, we expect that our stock-based compensation costs will increase from the amounts included within the Combined Statements of Comprehensive Income. This additional expense is primarily due to building out our own corporate functions. The increased stock-based compensation expense, which is excluded from the additional costs included above, are expected to be between $ million and $ million per year;

•	The issuance by us to ADP of million shares of our common stock;

•	The distribution of million shares of our common stock to holders of ADP common stock; and

•	The assumed incurrence of $ million of combined indebtedness in connection with the separation and distribution and the payment to ADP of $ million in the form of cash. The amount to be paid to ADP and the amount and term of the debt we will incur have not been fully determined, but will be determined prior to the separation and distribution. A number of factors could affect this final determination, and the amount of combined indebtedness ultimately incurred could change from the amount assumed in this information statement.

Unaudited Pro Forma Combined Statements of Earnings

Year Ended June 30, 2013

	Historical	Pro Forma Adjustment			Pro Forma
	(in millions, except per share amounts)
Revenues	$1,839.2		$—			$1,839.2

EXPENSES:
Costs of revenues	1,102.6			(e)
Selling, general, and administrative expenses	422.9		(20.2	)(c)(d)(e)
Interest expense	0.9			(a)

TOTAL EXPENSES	1,526.4		(20.2)

Other income, net	(1.6)		—			(1.6)

EARNINGS BEFORE INCOME TAXES	314.4
Provision for income taxes	115.0			(b)

NET EARNINGS	$199.4	$			$

Pro forma earnings per share:
Basic(f)	$—	$			$
Diluted(f)	$—	$			$
Pro forma shares outstanding
Basic(f)	—
Diluted(f)	—

See accompanying notes.

Unaudited Pro Forma Combined Statements of Earnings

Nine Months Ended March 31, 2014

	Historical	Pro Forma Adjustment			Pro Forma
	(in millions, except per share amounts)
Revenues	$1,469.3		$—			$1,469.3

EXPENSES:
Costs of revenue	899.1			(e)
Selling, general, and administrative expenses	308.3		(16.3	)(c)(d)(e)
Interest expense	0.7			(a)

TOTAL EXPENSES	1,208.1

Other income, net	(0.1)		—			(0.1)

EARNINGS BEFORE INCOME TAXES	261.3

Provision for income taxes	86.3			(b)

NET EARNINGS	$175.0	$			$

Pro forma earnings per share:
Basic(f)	$—	$			$
Diluted(f)	$—	$			$

Pro forma shares outstanding
Basic(f)	—
Diluted(f)	—

See accompanying notes.

Unaudited Pro Forma Combined Balance Sheet

As of March 31, 2014

	Historical	Pro Forma Adjustments			Pro Forma
	(in millions)
Assets
Current assets:
Cash and cash equivalents	$360.0		$17.2	(g)		$377.2
Accounts receivable, net	299.7		—			299.7
Notes receivable from affiliated parties	39.0		(39.0	)(g)		—
Other current assets	198.2		—			198.2

Total current assets	896.9		(21.8)			875.1
Property, plant and equipment, net	107.0		—			107.0
Other assets	262.4			(h)
Goodwill	1,217.6		—			1,217.6
Intangible assets, net	137.9		—			137.9

Total assets	$2,621.8	$			$

Liabilities and Group Equity
Current liabilities:
Accounts payable	$14.1		$—			$14.1
Accrued expenses and other current liabilities	157.8		—			157.8
Accrued payroll and payroll-related expenses	83.3		—			83.3
Short-term deferred revenues	231.1		—			231.1
Notes payable to affiliated parties	21.8		(21.8	)(g)		—

Total current liabilities	508.1		(21.8)			486.3
Long-term debt	—			(i)
Other liabilities	41.3		—			41.3
Deferred income taxes	69.0		—			69.0
Long-term deferred revenues	241.9		—			241.9

Total liabilities	860.3

Group Equity:
Parent company’s net investment	1,688.1			(j)
Accumulated other comprehensive income	73.4		—			73.4

Group equity	1,761.5

Total liabilities and group equity	$2,621.8	$			$

See accompanying notes.

Notes to Unaudited Pro Forma Combined Financial Statements

(a)	Reflects the adjustment to record interest expense on $ million of combined indebtedness to be incurred in connection with the spin-off. Pro forma interest expense was calculated based on an assumed average interest rate of %. Interest expense also includes amortization on approximately $ million of debt issuance costs that will be amortized on a straight-line basis over the term of the debt. The calculation of interest expense assumes constant debt levels throughout the period; actual interest expense may be higher or lower depending on fluctuations in debt balances, interest rates and actual credit ratings. Assuming other factors remain constant, a % change in interest rates would result in a $ million change in annual interest expense.

(b)	Represents the tax effect of pro forma adjustments using the statutory tax rate of 38.7% for the nine months ended March 31, 2014 and 38.1% for the year ended June 30, 2013 for U.S. transactions, which represent the majority of the pro forma adjustments recorded and the applicable international tax rate for the international portion of the pro forma adjustments.

(c)	Represents the estimated incremental costs associated with operating as a stand-alone company of $ million for the nine months ended March 31, 2014 and $ million for the year ended June 30, 2013. The estimated costs associated with operating as a stand-alone company include costs related to:

(i)	staff additions and increases in salaries to replace ADP support, which were calculated based on approved headcounts, expected compensation plans and current market compensation assumptions;

(ii)	corporate governance, including board of directors compensation and expenses, insurance costs, audit fees, annual report and proxy printing and filing fees, stock exchange fees, corporate compliance fees, and tax advisory fees, which were estimated using ADP historical costs, and adjusted for expected variations as applicable, or from insurance premium cost projections received from our insurance broker based on current market conditions;

(iii)	increased depreciation, amortization and maintenance costs in connection with information technology infrastructure investments resulting from the spin-off, which were calculated from a plan approved by management using vendor quotes as a basis;

(iv)	the administration of our benefit plans and payroll functions, which were estimated based upon written quotes received from potential providers; and

(v)	other corporate costs, including ongoing costs associated with treasury, mergers and acquisitions and corporate security activities and increased depreciation relating to additional property and equipment purchases in connection with the spin-off, which were estimated using ADP’s historical costs and adjusted for expected variations as applicable.

The information provided in the pro forma adjustment described in this footnote is forward-looking information based on our current plans and expectations and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Note Regarding Forward-Looking Statements” for further information.

(d)	Represents the elimination of $16.3 million for the nine months ended March 31, 2014 and $20.2 million for the year ended June 30, 2013 for the royalty paid by us to ADP for the utilization of the ADP trademark and brand. This expense will cease upon completion of the spin-off.

(e)	Represents incremental stock-based compensation costs associated with operating as a stand-alone company of $ million for the nine months ended March 31, 2014 and $ million for the year ended June 30, 2013. The increase on stock-based compensation expense is primarily due to staff additions to replace ADP support, which are based on approved headcount, expected compensation plans, and current market assumptions.

(f)

The calculation of pro forma basic earnings per share and shares outstanding is based on the number of shares of ADP common stock outstanding as of March 31, 2014 adjusted for the distribution ratio of shares of our common stock for every share of ADP common stock. The calculation of pro forma diluted earnings per share and shares outstanding for the periods presented is based on the number of shares of ADP common stock outstanding as of March 31, 2014 and diluted shares of common stock outstanding as of March 31, 2014 adjusted for the same distribution ratio. This calculation may not be indicative of the dilutive effect that will actually result from the replacement of ADP stock-based awards held by our employees and employees of ADP or the grant of new stock-based awards. The number of dilutive shares of our common stock that will result from ADP stock options, restricted stock awards and restricted stock units held by our employees will not be determined until immediately after the spin-off. However, we currently expect the number of dilutive shares resulting from the replacement of our employees’ ADP stock options, restricted stock awards, and restricted stock units could be greater than one dilutive share of our common stock after the spin-off for each dilutive share of ADP common stock held prior to the spin-off. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Agreements with ADP—Employee Matters Agreement” for further information.

(g)	Represents the settlement by ADP of $21.8 million of intercompany notes and related accrued interest owed by us to ADP and its affiliates and $39.0 million of intercompany notes and related accrued interest owed to us by ADP and its affiliates which will be settled prior to the distribution date.

(h)	Represents assumed debt issuance costs of $ million.

(i)	Represents the assumed incurrence of $ million of indebtedness in connection with the spin-off.

(j)	Represents the elimination of ADP’s net investment in us (which includes the settlement of certain intercompany balances between ADP and us described in (g) above) and the reductions to equity to reflect the expected payment of $ million to ADP which is expected to be funded through the planned incurrence of debt described in (i) above.

SELECTED COMBINED FINANCIAL DATA

The following table sets forth selected combined financial information from our unaudited condensed combined financial statements as of and for the nine months ended March 31, 2014 and 2013 and our audited combined financial statements as of and for the years ended June 30, 2013, 2012, and 2011, which are included elsewhere in this information statement, and from our unaudited combined financial statements as of and for the years ended June 30, 2010 and 2009, which are not included elsewhere in this information statement.

Our combined financial statements include various adjustments to amounts in our combined financial statements as a subsidiary of ADP. The selected combined financial data presented below should be read in conjunction with our combined financial statements and the accompanying notes included elsewhere in this information statement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including many changes that will occur in the operations and capitalization of our company as a result of our separation from ADP.

	As of and for the Nine Months Ended March 31,		As of and for the Twelve Months Ended June 30,
	2014	2013	2013	2012	2011	2010	2009
(in millions)
Income Statement Data
Revenues	$1,469.3	$1,368.4	$1,839.2	$1,696.3	$1,563.6	$1,238.0	$1,266.8
Total expenses	1,208.1	1,131.3	1,526.4	1,446.3	1,340.2	1,049.7	1,090.7
Other income, net	(0.1)	(1.4)	(1.6)	(2.6)	(1.6)	(3.1)	(5.9)
Earnings from continuing operations before income taxes	261.3	238.5	314.4	252.6	225.0	191.4	182.0
Provision for income taxes	86.3	87.0	115.0	91.8	90.0	67.7	58.4

Net earnings from continuing operations	$175.0	$151.5	$199.4	$160.8	$135.0	$123.7	$123.6

Balance Sheet Data
Cash and cash equivalents	$360.0	$284.5	$276.3	$223.1	$317.7	$254.1	$249.8
Total current assets	896.9	789.9	773.5	676.3	759.4	634.6	511.7
Property, plant and equipment, net	107.0	87.6	92.8	86.4	82.6	63.0	73.3
Total assets	2,621.8	2,436.4	2,427.1	2,337.5	2,353.2	1,768.9	1,657.1
Total current liabilities	508.1	511.0	529.1	525.4	519.5	458.0	344.1
Total liabilities	860.3	879.3	890.5	875.7	835.1	732.3	552.6
Group equity	1,761.5	1,557.1	1,536.6	1,461.8	1,518.1	1,036.6	1,104.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with selected combined financial data and combined financial statements and related notes included elsewhere in this information statement. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this information statement, particularly in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Business Overview

General

We are the largest global provider, both in terms of revenue and geographic reach, of integrated technology and digital marketing/advertising solutions to the automotive retail industry. We have over 40 years of experience in innovating, designing, and implementing solutions for automotive retailers and original equipment manufacturers (“OEMs”) to better manage, analyze, and grow their businesses. Our solutions automate and integrate critical workflow processes from pre-sale targeted advertising and marketing campaigns to the sale, financing, insurance, parts supply, repair and maintenance of vehicles, with an increasing focus on utilizing big data analytics and predictive intelligence. We believe the breadth of our integrated solutions allows us to more comprehensively address the varied needs of automotive retailers than any other single competitor in our industry.

Our solutions address the entire breadth of the automotive retailers’ value chain. Our automotive retail solutions offer technology that helps manage and generate additional efficiency on the supply side of the industry. These solutions were built through decades of innovation and experience in helping our clients with all aspects of the automotive retail process. We also offer digital marketing solutions to enable our clients to create demand for their products by designing and managing complete digital marketing and advertising strategies for their businesses. These solutions allow our clients to plan and automate sophisticated marketing campaigns, gather comprehensive data on these campaigns and further refine their strategies to maximize the effectiveness of their advertising spend.

We are organized into three reportable segments: Automotive Retail Solutions North America (“North American Automotive Retail”), Automotive Retail Solutions International (“International Automotive Retail”), and Digital Marketing Solutions (“Digital Marketing”). A brief description of each of these three segments’ operations is provided below.

Automotive Retail Solutions North America

Through our North American Automotive Retail segment, we provide technology-based solutions that help automotive retailers, OEMs, and other industry participants manage the sale, financing, insurance, parts supply, repair and maintenance of vehicles. Our solutions help our clients streamline their operations, better target and serve their customers and enhance the financial performance of their retail operations. In addition to providing solutions to retailers and manufacturers of automobiles, minivans, light trucks and sport utility vehicles, we also provide solutions to retailers and manufacturers of heavy trucks, construction equipment, agricultural equipment, motorcycles, boats and other marine vehicles and recreational vehicles.

Automotive Retail Solutions International

Through our International Automotive Retail segment, we provide technology-based solutions similar to those provided in our North American Automotive Retail segment in over 100 countries outside of the United States and Canada. The solutions provided to our clients within the International Automotive Retail segment of our business help streamline operations for their businesses and enhance the financial performance of their operations within their local marketplace, and in some cases where we deal directly with OEMs, across international borders. Clients of our International Automotive Retail segment include automotive retail dealers and OEMs across Europe, the Middle East, Asia, Africa and Latin America.

Digital Marketing Solutions

Through our Digital Marketing segment, we provide a suite of integrated digital marketing solutions for OEMs and automotive retailers, including websites and management of their digital advertising spend. These solutions provide a coordinated offering across multiple digital marketing channels to help achieve client marketing and sales objectives and coordinate execution between OEMs and their retailer networks. Our solutions are currently provided in the United States, Canada, Mexico, Australia and New Zealand.

Sources of Revenues and Expenses

Revenues. We generally receive fee-based revenues by providing services to clients. In our North American Automotive Retail and International Automotive Retail segments (together, our “Automotive Retail segments”), we receive monthly fees for software licenses, ongoing software support and maintenance of Dealer Management Systems (“DMSs”) and other integrated solutions that are either hosted or installed on-site at the customer’s location. Contracts include a monthly payment for software support, software maintenance, and a license fee. In our North American Automotive Retail segment, we also receive revenues on a fee per transaction processed basis, where we provide automotive retailers, primarily in the United States, solutions with third parties to process credit reports, vehicle registrations, data updates, and internet leads. We also receive revenues for installing on-site and hosted DMS solutions and for training and consulting with clients, in addition to monthly fees related to hosting DMS solutions in cases where clients outsource their information technology management activities to us. In our Digital Marketing segment, our revenue is primarily earned for advertising, search marketing, websites, and reputation management services delivered to automotive retailers and OEMs. We receive monthly recurring fees for services provided and we receive revenues for placement of automotive retail advertising. We also receive revenues for customization services and for training and consulting services.

Expenses. Our expenses generally relate to the cost of providing the services to clients in our three business segments. In our Automotive Retail segments, significant expenses include employee payroll and other labor related costs, the cost of hosting customer systems, third-party costs for transaction based solutions and licensed software utilized in our solution offerings, computer hardware, software, telecommunications, transportation, and distribution costs, and other general overhead items. In the Digital Marketing segment, our significant expenses include third-party content for website and other internet-based offerings such as advertising placements, employee payroll and other labor related costs, the cost of hosting customer websites, computer hardware, software, and other general overhead items. We also have some company-wide expenses attributable to management compensation and corporate overhead.

Potential Material Trends and Uncertainties in our Marketplace

A number of material trends and/or uncertainties in our marketplace could have an impact on our ability to conduct business, on our results of operations, and/or on our financial condition. Our revenue, operating results, and profitability have varied in the past as a result of these trends and uncertainties, and are likely to continue to vary from quarter to quarter, which may lead to volatility in our stock price. These trends or uncertainties could occur in a variety of different areas of our business and the marketplace, and have the potential to impact our liquidity, capital resources, or results of operations to varying degrees.

Changing market trends, including changes in the automotive marketplace, both in North America and internationally, could have a material impact on our business. From time to time, the economic trends of a region could have an impact on the volume of automobiles sold at retail within one or more of the geographic markets in which we operate. To some extent, our business is impacted by these trends, either directly through a shift in the number of transactions processed by clients of our transactional business, or indirectly through changes in our clients’ spending habits based on their own changes in profitability. Significant shifts in the automotive marketplace due to overall market or economic trends could have a material effect on our liquidity, capital resources, or results of operations.

Our presence in multiple markets internationally could pose challenges that would impact our business or results of operations. We currently operate in over 100 countries and derive a significant amount of our overall revenue from markets outside of North America. The geographic breadth of our presence exposes us to potential economic, social, regulatory and political shifts that could have a material impact on our overall results.

Our ability to bring new solutions to market, and to develop or acquire the data and technology that enables those solutions is important to our continued success. In fiscal 2013, we spent $156.4 million to develop and deploy new and enhanced solutions for our clients. In addition, our strategy includes the selective pursuit of acquisitions that support or complement our existing technology and solution set. An inability to invest in the continued development of new solutions for the automotive marketplace, or an inability to acquire new technology or solutions due to a lack of liquidity, could impair our strategic position and, over time, have a material and adverse effect on our financial and operational results.

Along with our development and acquisition expenditures, our success depends on our ability to maintain the security of our data and intellectual property, as well as our clients’ data. Although we maintain a clear focus on data and system security, and we incur significant costs securing our infrastructure annually in support of that focus, we may experience interruptions of service or potential security issues that may be beyond our control. Security breaches or loss of data or intellectual property, either our own or that of our clients, could have a material adverse effect on our overall results.

Factors Affecting Comparability of Financial Results

Our Separation from ADP

On April 10, 2014, ADP announced its intention to pursue the separation of our company through the distribution of our common stock to ADP’s stockholders. The distribution will take the form of a dividend on ADP’s common stock consisting of all of the shares of our common stock that ADP will own on the date of the distribution. These shares will represent 100 percent of our outstanding common stock immediately prior to the distribution. ADP has requested an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, its counsel, to the effect that, based on certain facts, assumptions, representations and undertakings set forth in the request, the distribution will qualify as a transaction that is tax-free under Section 355 and other related provisions of the Internal Revenue Code of 1986, as amended (the “Code”). The distribution is conditioned upon the receipt by ADP of such a favorable opinion of counsel confirming the distribution’s tax-free status. Following the distribution, we will be an independent publicly-owned company and ADP will no longer have a financial investment in us.

Historical ADP Cost Allocations Versus Dealer Services as a Stand-alone Company

Our historical combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These financial statements present the combined financial position and results of operations of the Dealer Services business of ADP, which are the subject of the separation and distribution. The combined financial statements include allocated costs for facilities, functions and services used by ADP’s Dealer Services business at shared ADP sites and costs for certain functions and services performed by centralized ADP organizations and directly charged to the Dealer Services business based on usage.

Specifically, these costs were allocated by ADP to us as follows:

•	cost of certain systems, such as for procurement and expense management, which were supported by ADP’s corporate information technology group, were allocated based on the approximate usage of information technology systems by the Dealer Services business in relation to ADP’s total usage;

•	corporate human resources costs were allocated based on the estimated percentage of usage by the Dealer Services business, including benefits, recruiting, global learning and development, employee relocation services and other human resources shared services;

•	travel department costs were allocated based on the estimated percentage of travel directly related to the Dealer Services business;

•	security department costs were allocated based on the estimated percentage of usage of security for the Dealer Services business in relation to ADP’s total security usage;

•	real estate department costs were allocated based on the estimated percentage of square footage of facilities for the Dealer Services business that were managed by the corporate real estate department in relation to ADP’s total managed facilities; and

•	all other allocations were based on an estimated percentage of support staff time related to the Dealer Services business in comparison to ADP as a whole.

Although we believe these allocation methods are reasonable, we also believe, for the reasons discussed below, that our costs for the same services will be higher as a stand-alone company.

Size and influence of ADP. We generally benefited from the size of ADP in negotiating many of our overhead costs and were able to leverage the ADP business as a whole in obtaining favorable pricing. ADP is a larger company than we are and, as such, is capable of negotiating large volume discounts. As a stand-alone company, we will also be seeking discounts, but our discounts may be less favorable because of lower volumes.

Shared corporate overhead. As a division of ADP, we were historically managed by the senior management of ADP. Moreover, ADP performed all public company obligations, including:

•	compensation of corporate headquarters management and of directors;

•	corporate investor relations staff and office space;

•	corporate accounting, treasury, internal audit, and tax staff and office space;

•	annual meetings of stockholders;

•	board of directors and committee meetings;

•	Exchange Act annual, quarterly, and current report preparation and filing, including reports to stockholders;

•	SEC and stock exchange corporate governance compliance;

•	stock exchange listing fees and transfer agent fees; and

•	directors and officers insurance.

As an independent public company, these obligations will be ours and we will need to bear all of these expenses directly. The historical allocation of ADP’s expenses to us may be significantly less than the actual costs we will incur as an independent public company. In addition to public company expenses, other general overhead transactions were handled for us by ADP, such as our data center services, which, after the separation and distribution may still be provided by ADP, but will be transitioned to us over a short transition period.

New Financing

We intend to enter into new financing arrangements in connection with the separation and distribution. We expect that we will incur up to $         million in new indebtedness, which may include bank debt, short-term and/or long-term notes or a combination thereof. Additionally, we expect to enter into a revolving credit facility, which we expect will be undrawn at the time the distribution is completed. Immediately prior to the separation, we expect to use the proceeds from such debt financing arrangements to fund a cash dividend payment to ADP of at least $         million, so the borrowings under our new financing arrangements prior to the separation will not directly benefit our business. This new indebtedness is not reflected within the accompanying combined financial statements appearing elsewhere in this information statement and is significantly more than our $21.8 million of notes payable, inclusive of accrued interest payable, outstanding as of March 31, 2014. Moreover, the notes payable on our balance sheet as of March 31, 2014 are payable to affiliates with interest charged based on ADP’s creditworthiness. By contrast, our new financing arrangements will be obtained on arm’s length terms, including interest charges, from unaffiliated financial institutions and/or investors who will judge our creditworthiness without the benefit of support from ADP. As a result, our interest expense and deferred financing costs will be significantly higher than they were when we were the Dealer Services business of ADP. For a description of our new financing arrangements, see “Description of Certain Indebtedness.”

Key Performance Measures

We regularly review the following key performance measures in evaluating our business results, identifying trends affecting our business and making operating and strategic decisions:

Dealer Management System Client Sites. We track the number of client sites that have an active DMS. Consistent with our strategy of growing our Automotive Retail client base, we view the number of client sites purchasing our DMS solutions as an indicator of market penetration for our Automotive Retail segments. Our DMS client site count includes automobile retailers as well as retailers of heavy trucks, motorcycles, and other DMS types and consists of all client sites that run a DMS provided by the applicable reporting segment. We consider a DMS to be active if we have received a subscription fee for that solution during the most recently ended calendar month.

Average Revenue Per Client. Our average revenue per Automotive Retail client is an indicator of the adoption of our solutions by our DMS clients, and we monitor changes in this metric to measure the effectiveness of our strategy to deepen our relationships with our current client base through upgrading and expanding solutions and increasing transaction volumes. With respect to each Automotive Retail segment, we calculate our average revenue per client by dividing the monthly revenue generated from our solutions in a period by the average number of client sites in the period.

Websites. For our Digital Marketing segment, we track the number of websites that we host and develop for our OEM and automotive retailer clients as an indicator of business activity. The number of websites as of a specified date is the total number of live and active websites that are currently accessible.

Average Revenue Per Website. We monitor changes in our average revenue per website as an indicator of the relative depth of our relationships in our Digital Marketing segment. We calculate our average revenue per website by dividing the monthly revenue generated from our Digital Marketing solutions in a period, excluding OEM advertising revenues, by the average number of client websites in the period.

OEM Advertising. For our Digital Marketing segment, we track the amount of advertising revenue generated from OEMs on either a national or regional scale as a measure of our effectiveness in delivering advertising services to the OEM market.

Results of Operations

The following is a discussion of the results of our combined operations for the nine months ended March 31, 2014 and 2013 and the twelve months ended June 30, 2013, 2012, and 2011 (“fiscal 2013,” “fiscal 2012” and “fiscal 2011,” respectively). For a discussion of the results of our operations by segment, see “Analysis of Reportable Segments.”

Nine Months Ended March 31, 2014 Compared to Nine Months Ended March 31, 2013

The table below presents combined statement of operations data for the periods indicated and the dollar change and percentage change between periods:

(in millions)	Nine Months Ended March 31,
	2014	2013	$ Change	% Change
Revenues	$1,469.3	$1,368.4	$100.9	7%

Costs of revenues	$899.1	$816.4	$82.7	10%
Selling, general and administrative expenses	308.3	314.2	(5.9)	(2)%
Interest expense	0.7	0.7	—	n/m

Total expenses	$1,208.1	$1,131.3	$76.8	7%

Other income, net	$(0.1)	$(1.4)	$(1.3)	n/m

Earnings before income taxes	$261.3	$238.5	$22.8	10%

Margin	17.8%	17.4%

Provision for income taxes	$86.3	$87.0	$(0.7)	(1)%
Effective tax rate	33.0%	36.5%

Net earnings	$175.0	$151.5	$23.5	16%

Non-GAAP Measures

We use certain adjusted results, among other measures, to evaluate our operating performance in the absence of certain items for planning and forecasting purposes. We believe that adjusted results provide relevant and useful information for investors because it allows investors to view performance in a manner similar to the method used by us and improves our ability to understand our operating performance. EBITDA is calculated as earnings before income taxes adjusted to exclude interest expenses, depreciation, and amortization. Since EBITDA is not a measure of performance that is calculated in accordance with GAAP, it should not be considered in isolation from, or as a substitute for, other metrics that are calculated in accordance with GAAP.

(in millions)	Nine Months Ended March 31,
	2014	2013	$ Change	% Change
Earnings before income taxes	$261.3	$238.5	$22.8	10%
Adjustments:
Interest expense	$0.7	$0.7
Depreciation and amortization	51.2	47.8

EBITDA	$313.2	$287.0	$26.2	9%

Revenues. Our revenues for the nine months ended March 31, 2014 were $1,469.3 million, an increase of $100.9 million, or 7%, compared to $1,368.4 million for the nine months ended March 31, 2013. The increase was due to an increase in North American Automotive Retail revenues of $45.8 million, or 5%, an increase in International Automotive Retail revenues of $9.2 million, or 4%, and an increase in Digital Marketing revenues of $46.7 million, or 21%. Our revenues increased by $7.4 million due to fluctuations in foreign currency exchange rates.

Total Expenses. Our combined total expenses for the nine months ended March 31, 2014 were $1,208.1 million, an increase of $76.8 million, or 7%, compared to $1,131.3 million for the nine months ended March 31, 2013. The increase in our combined total expenses was due to an increase in cost of revenues of $82.7 million, or 10%, for the nine months ended March 31, 2014. Costs of revenues grew at a higher rate than revenues due to investments in support, maintenance, and development of our solutions as well as increased costs for advertising placement. Selling, general and administrative expenses for the nine months ended March 31, 2014 decreased by $5.9 million, or 2%, due to the impact of fair value adjustments of an acquisition-related contingency that resulted in both $5.6 million lower expenses in the nine months ended March 31, 2014 and $3.5 million higher expenses in the nine months ended March 31, 2013. Included within costs of revenues are expenses related to developing client solutions of $123.4 million and $114.8 million for the nine months ended March 31, 2014 and 2013, respectively.

Earnings Before Income Taxes. Earnings before income taxes for the nine months ended March 31, 2014 were $261.3 million, an increase of $22.8 million, or 10%, compared to $238.5 million for the nine months ended March 31, 2013. The increase was due to the increase in revenues and expenses discussed above. Overall margin increased from 17.4% to 17.8% for the nine months ended March 31, 2014 as compared to the nine months ended March 31, 2013 due to an increase in operating scale, the impact of fair value adjustments of an acquisition-related contingency which increased margin by 80 basis points, partially offset by an increase in stock-based compensation, benefit expenses and severance charges, which together decreased margin by 70 basis points.

EBITDA. EBITDA for the nine months ended March 31, 2014 was $313.2 million, an increase of $26.2 million, or 9%, compared to $287.0 million for the nine months ended March 31, 2013. The increase was due to the increase in revenues and expenses discussed above.

Provision for Income Taxes. Our effective tax rate for the nine months ended March 31, 2014 was 33.0%, compared to 36.5% for the nine months ended March 31, 2013. The decrease in the effective tax rate is attributable to the reversal of a valuation allowance during the nine months ended March 31, 2014.

Net Earnings. Net earnings for the nine months ended March 31, 2014 were $175.0 million, an increase of $23.5 million, or 16%, compared to $151.5 million for the nine months ended March 31, 2013. The increase reflects the increase in revenues and expenses coupled with the impact of our lower effective tax rate, all of which have been described above.

Fiscal 2013 Compared to Fiscal 2012 and Fiscal 2012 Compared to Fiscal 2011

The table below presents combined statement of operations data for the periods indicated and the dollar change and percentage change between periods:

	Twelve Months Ended June 30,			$ Change		% Change
(in millions)	2013	2012	2011	2013	2012	2013	2012
Revenues	$1,839.2	$1,696.3	$1,563.6	$142.9	$132.7	8%	8%

Costs of revenues	1,102.6	1,021.6	943.3	81.0	78.3	8%	8%
Selling, general and administrative expenses	422.9	423.7	396.0	(0.8)	27.7	—%	7%
Interest expense	0.9	1.0	0.9	(0.1)	0.1	n/m	n/m

Total expenses	1,526.4	1,446.3	1,340.2	80.1	106.1	6%	8%

Other income, net	(1.6)	(2.6)	(1.6)	(1.0)	1.0	n/m	n/m

Earnings before income taxes	$314.4	$252.6	$225.0	$61.8	$27.6	24%	12%

Margin	17.1%	14.9%	14.4%

Provision for income taxes	115.0	91.8	90.0	23.2	1.8	25%	2%
Effective tax rate	36.6%	36.3%	40.0%

Net earnings	$199.4	$160.8	$135.0	$38.6	$25.8	24%	19%

Non-GAAP Measures

	Twelve Months Ended June 30,			$ Change		% Change
(in millions)	2013	2012	2011	2013	2012	2013	2012
Earnings before income taxes	$314.4	$252.6	$225.0	$61.8	$27.6	24%	12%
Adjustments:
Interest expense	0.9	1.0	0.9
Depreciation and amortization	63.6	59.9	59.6

EBITDA	$378.9	$313.5	$285.5	$65.4	$28.0	21%	10%

Fiscal 2013 Compared to Fiscal 2012

Revenues. Our revenues for fiscal 2013 were $1,839.2 million, an increase of $142.9 million, or 8%, compared to $1,696.3 million in fiscal 2012. The increase was due to an increase in North American Automotive Retail revenue of $91.6 million, or 8%, an increase in International Automotive Retail revenues of $12.5 million, or 4%, and an increase in Digital Marketing revenue of $46.9 million, or 18%. Revenues would have increased approximately 7% without the impact of acquisitions. Our revenues decreased by $8.9 million due to fluctuations in foreign currency exchange rates.

Total Expenses. Our combined total expenses for fiscal 2013 were $1,526.4 million, an increase of $80.1 million, or 6%, compared to $1,446.3 million for fiscal 2012. The increase in our combined total expenses was due to an increase in costs of revenues for fiscal 2013 which increased by $81.0 million, or 8%, due to higher operating expenses related to implementing and servicing new customers and products, as well as increased expenses incurred for solution development. Included within costs of revenues are expenses related to developing client solutions of $156.4 million and $140.3 million for fiscal 2013 and 2012, respectively.

Earnings Before Income Taxes. Earnings before income taxes for fiscal 2013 were $314.4 million, an increase of $61.8 million, or 24%, compared to $252.6 million during fiscal 2012. The increase was due to the increase in revenue discussed above. Overall margin increased by 220 basis points to 17.1% primarily due to increased operating scale and 100 basis points of margin improvement related to less severance costs incurred during fiscal 2013 than 2012, partially offset by adjustments to an acquisition related liability, which decreased margin by 10 basis points.

EBITDA. EBITDA for fiscal 2013 was $378.9 million, an increase of $65.4 million, or 21%, compared to $313.5 million for fiscal 2012. The increase was due to the increases in revenue and expenses discussed above.

Provision for Income Taxes. Our effective tax rate for fiscal 2013 was 36.6%, as compared to 36.3% for fiscal 2012. The increase in the effective tax rate is attributable to the resolution of certain tax matters during fiscal 2012, partially offset by a decrease in foreign taxes in fiscal 2013.

Net Earnings. Net earnings during fiscal 2013 were $199.4 million, an increase of $38.6 million, or 24%, compared to $160.8 million during fiscal 2012. The increase in net earnings reflects the increase in revenues and operating scale across our business segments coupled with impact of fiscal 2012 severance costs in International Automotive Retail and the fiscal 2012 acquisitions.

Fiscal 2012 Compared to Fiscal 2011

Revenues. Our total revenues for fiscal 2012 were $1,696.3 million, an increase of $132.7 million, or 8%, compared to $1,563.6 million in fiscal 2011. This increase was due to an increase in North American Automotive Retail revenue of $90.4 million, or 9%, an increase in International Automotive Retail revenues of $3.3 million, or 1%, and an increase in Digital Marketing revenue of $38.6 million, or 17%. Revenues would have increased approximately 5% without the impact of acquisitions.

Total Expenses. Our combined total expenses for fiscal 2012 were $1,446.3 million, an increase of $106.1 million, or 8%, compared to $1,340.2 million for fiscal 2011 due to higher operating expenses related to implementing and servicing new customers and products and the impact of acquisitions, as well as increased expenses incurred for solution development. Expenses would have increased approximately 5% without the impact of acquisitions. Included within costs of revenues are expenses related to developing client solutions of $140.3 million and $128.0 million for fiscal year 2012 and 2011, respectively.

Earnings Before Income Taxes. Earnings before income taxes for fiscal 2012 were $252.6 million, an increase of $27.6 million, or 12%, compared to $225.0 million during fiscal 2011. The increase was due to the increase in revenues and expenses discussed above. Overall margin increased by 50 basis points to 14.9% due to increased operating scale and was benefited by 50 basis points due to non-recurring costs incurred during fiscal 2011 related to our acquisition of Cobalt. Such increases were partially offset by a 80 basis points decrease due to additional severance charges taken in fiscal 2012 as compared to fiscal 2011.

EBITDA. EBITDA for fiscal 2012 was $313.5 million, an increase of $28.0 million, or 10%, compared to $285.5 million for fiscal 2011. The increase was due to the increase in revenues and expenses discussed above.

Provision for Income Taxes. Our effective tax rate for fiscal 2012 was 36.3%, compared to 40.0% for fiscal 2011. The decrease was attributable to the establishment of unrecognized tax benefits in fiscal 2011 and the resolution of certain tax matters during fiscal 2012.

Net Earnings. Net earnings for fiscal 2012 were $160.8 million, an increase of $25.8 million, or 19%, compared to $135.0 million for fiscal 2011. The increase reflects the increase in earnings before income taxes due to an increase in revenues and expenses as discussed above and the impact of the lower effective tax rate.

Analysis of Reportable Segments

The following is a discussion of the results of our operations by reportable segment for the nine months ended March 31, 2014 and 2013 and the twelve months ended June 30, 2013, 2012 and 2011. Additional information about each segment’s assets can be found in Note 13 to our combined financial statements.

Certain revenues and expenses are charged to the reportable segments at a standard rate for management reasons. Other costs are charged to the reportable segments based on management’s responsibility for the applicable costs.

The fiscal 2013, 2012, and 2011 reportable segments’ revenues and earnings before income taxes as well as the reportable segments’ revenues and earnings before income taxes for the nine months ended March 31, 2013, have been adjusted to reflect updated budgeted foreign exchange rates for the year ended June 30, 2014 (“fiscal 2014”). This adjustment is made for management purposes so that the reportable revenues for each segment are presented on a consistent basis without the impact of fluctuations in foreign currency exchange rates. This adjustment is a reconciling item to revenues and earnings before income taxes in order to eliminate the adjustment in consolidation.

Segment Revenues

The table below presents data on revenues by segment for the periods indicated and the dollar change and percentage change between periods:

(in millions)	Nine Months Ended March 31,
	2014	2013	$ Change	% Change
Automotive Retail Solutions North America	$947.2	$901.4	$45.8	5%
Automotive Retail Solutions International	244.1	234.9	9.2	4%
Digital Marketing Solutions	272.6	225.9	46.7	21%
Reconciling item:
Foreign exchange	5.4	6.2	(0.8)

Revenues	$1,469.3	$1,368.4	$100.9	7%

Segment Earnings before Income Taxes

The table below presents data on earnings before income taxes by segment for the periods indicated and the dollar change and percentage change between periods:

(in millions)	Nine Months Ended March 31,
	2014	2013	$ Change	% Change
Automotive Retail Solutions North America	$257.9	$235.9	$22.0	9%
Automotive Retail Solutions International	36.3	29.7	6.6	22%
Digital Marketing Solutions	17.7	16.2	1.5	9%
Other	(51.6)	(45.9)	(5.7)	12%
Reconciling item:
Foreign exchange	1.0	2.6	(1.6)

Total earnings before income taxes	$261.3	$238.5	$22.8	10%

Segment Revenues

The table below presents data on revenues by segment for the periods indicated and the dollar change and percentage change between periods:

	Twelve Months Ended June 30,			$ Change		% Change
(in millions)	2013	2012	2011	2013	2012	2013	2012
Automotive Retail Solutions North America	$1,206.8	$1,115.2	$1,024.8	$91.6	$90.4	8%	9%
Automotive Retail Solutions International	315.0	302.5	299.2	12.5	3.3	4%	1%
Digital Marketing Solutions	310.3	263.4	224.8	46.9	38.6	18%	17%
Reconciling item:
Foreign exchange	7.1	15.2	14.8	(8.1)	0.4

Revenues	$1,839.2	$1,696.3	$1,563.6	$142.9	$132.7	8%	8%

Segment Earnings Before Income Taxes

The table below presents data on earnings before income taxes by segment for the periods indicated and the dollar change and percentage change between periods:

	Twelve Months Ended June 30,			$ Change		% Change
(in millions)	2013	2012	2011	2013	2012	2013	2012
Automotive Retail Solutions North America	$313.4	$265.0	$241.0	$48.4	$24.0	18%	10%
Automotive Retail Solutions International	33.0	18.4	26.1	14.6	(7.7)	79%	(30)%
Digital Marketing Solutions	27.3	13.3	9.2	14.0	4.1	105%	45%
Other	(62.0)	(49.5)	(55.9)	(12.5)	6.4	25%	(11)%
Reconciling item:
Foreign exchange	2.7	5.4	4.6	(2.7)	0.8

Total earnings before income taxes	$314.4	$252.6	$225.0	$61.8	$27.6	24%	12%

Automotive Retail Solutions North America Segment

Nine Months Ended March 31, 2014 Compared to Nine Months Ended March 31, 2013

Revenues. North American Automotive Retail revenues for the nine months ended March 31, 2014 were $947.2 million, an increase of $45.8 million, or 5%, compared to $901.4 million for the nine months ended March 31, 2013. Our DMS client site count for the period ended March 31, 2014 was approximately 14,400 client sites, an increase of approximately 3% over the prior year number of approximately 14,000. The increase in DMS client sites contributed 3 percentage points of overall revenue growth in the period. In addition, we experienced a 5% growth in our average revenue per DMS client, driven by increased sales of new or expanded solutions to our existing client base, growth in certain transaction-based businesses, and price increases. This growth in revenue per DMS client contributed 2 percentage points of our overall revenue growth for the period. Overall revenue growth was offset in part by decreases in sales leads transactions.

Earnings Before Income Taxes. Earnings before income taxes for the nine months ended March 31, 2014, were $257.9 million, an increase of $22.0 million, or 9%, compared to $235.9 million for the nine months ended March 31, 2013. Overall margin increased from 26.2% to 27.2%, due to increased operating scale and the impact of fair value adjustments of an acquisition-related contingency.

Fiscal 2013 Compared to Fiscal 2012

Revenues. North American Automotive Retail revenues for fiscal 2013 were $1,206.8 million, an increase of $91.6 million, or 8%, compared to $1,115.2 million for fiscal 2012. DMS client site counts at year end were approximately 14,100 sites, up approximately 4% over the prior year. This increase accounted for 2 percentage points of our overall North American Automotive Retail revenue growth. Average revenue per DMS client grew 2% in fiscal 2013, which contributed 3 percentage points to overall revenue growth.

Earnings Before Income Taxes. Earnings before income taxes for fiscal 2013 were $313.4 million, an increase of $48.4 million, or 18%, compared to $265.0 million for fiscal 2012. Overall margin increased from 23.8% to 26.0% due to increased operating efficiencies and included approximately 60 basis points of margin improvement due to less severance costs in fiscal 2013 compared to fiscal 2012 and 10 basis points of margin improvement related to acquisitions completed in fiscal 2012.

Fiscal 2012 Compared to Fiscal 2011

Revenues. North American Automotive Retail revenues for fiscal 2012 were $1,115.2 million, an increase of $90.4 million, or 9%, compared to $1,024.8 million for fiscal 2011. As of the end of fiscal 2012, our DMS client site count was approximately 13,600, up approximately 3% over the prior year, which accounted for 2 percentage points of revenue growth. Average revenue per DMS client grew 3% in fiscal 2012, which contributed 3 percentage points to our overall revenue growth. Revenue growth was also favorably impacted by growth in other solutions such as our data aggregation, and certain transaction businesses.

Earnings Before Income Taxes. Earnings before income taxes for fiscal 2012 were $265.0 million, an increase of $24.0 million, or 10%, compared to $241.0 million for fiscal 2011 due to the increase in revenues for the period in relation to the increase in operating expenses. Margin increased from 23.5% to 23.8% due to operational scale, which was partially offset by a 40 basis point decline in margin due to increased severance costs in fiscal 2012 compared to fiscal 2011. Earnings before income taxes would have increased approximately 8% without the impact of acquisitions.

Automotive Retail Solutions International Segment

Nine Months Ended March 31, 2014 Compared to Nine Months Ended March 31, 2013

Revenues. International Automotive Retail revenues for the nine months ended March 31, 2014 were $244.1 million, an increase of $9.2 million, or 4%, compared to $234.9 million for the nine months ended March 31, 2013. The increase was primarily due to increased sales of new or expanded solutions to our existing client base.

Earnings Before Income Taxes. Earnings before income taxes for the nine months ended March 31, 2014 were $36.3 million, an increase of $6.6 million, or 22%, compared to $29.7 million for the nine months ended March 31, 2013. Margin increased from 12.6% to 14.9% due to operational efficiencies.

Fiscal 2013 Compared to Fiscal 2012

Revenues. International Automotive Retail revenues for fiscal 2013 were $315.0 million, an increase of $12.5 million, or 4%, compared to $302.5 million for fiscal 2012. Growth of our DMS client sites in new markets, mainly China and in the Middle East, more than offset DMS client site losses due to weak economic conditions in the southern European countries. Sales of new or expanded solutions to our existing client base also contributed to our revenue growth.

Earnings Before Income Taxes. Earnings before income taxes for fiscal 2013 were $33.0 million, an increase of $14.6 million, or 79%, compared to $18.4 million for fiscal 2012. Margin increased from 6.1% to 10.5% due to operational efficiencies and the impact of lower severance costs in fiscal 2013 compared to fiscal 2012, which contributed 330 basis points to margin improvement.

Fiscal 2012 Compared to Fiscal 2011

Revenues. International Automotive Retail revenues for fiscal 2012 were $302.5 million, an increase of $3.3 million, or 1%, compared to $299.2 million for fiscal 2011. Revenue growth was mainly driven by an increase in DMS client sites due to acquisitions.

Earnings Before Income Taxes. Earnings before income taxes for fiscal 2012 were $18.4 million, a decrease of $7.7 million, or 30%, compared to $26.1 million for fiscal 2011. The decrease is primarily due to severance charges incurred in fiscal 2012 partially offset by the increases in revenue over the period. Margin decreased from 8.7% to 6.1% due to increased severance costs in fiscal 2012 compared to fiscal 2011, which decreased margin by 320 basis points, partially offset by operational efficiencies.

Digital Marketing Solutions Segment

Nine Months Ended March 31, 2014 Compared to Nine Months Ended March 31, 2013

Revenues. Digital Marketing revenues for the nine months ended March 31, 2014 were $272.6 million, an increase of $46.7 million, or 21%, compared to $225.9 million for the nine months ended March 31, 2013. The increase was due to a 4% increase in the number of client websites which contributed 1 percentage point of growth. The average monthly revenue per website increased 20% resulting in an additional 15 percentage points of growth. OEM advertising increased 20% over the period which added another 5 percentage points of growth to the revenue.

Earnings Before Income Taxes. Earnings before income taxes for the nine months ended March 31, 2014 were $17.7 million, an increase of $1.5 million, or 9%, compared to $16.2 million for the nine months ended March 31, 2013. The increase was due to the increased revenues partially offset by increased investments in our digital marketing platforms, sales, and support.

Fiscal 2013 Compared to Fiscal 2012

Revenues. Digital Marketing revenues for fiscal 2013 were $310.3 million, an increase of $46.9 million, or 18%, compared to $263.4 million for fiscal 2012. The increase was due to a 12% increase in average monthly revenue per website which resulted in a 10 percentage point increase in revenue. OEM advertising increased 37% resulting in an additional 8 percentage points of revenue growth.

Earnings Before Income Taxes. Earnings before income taxes for fiscal 2013 were $27.3 million, an increase of $14.0 million, or 105%, compared to $13.3 million for fiscal 2012. This increase was due to improved operating scale achieved on the revenues discussed above.

Fiscal 2012 Compared to Fiscal 2011

Revenues. Digital Marketing revenues for fiscal 2012 were $263.4 million, an increase of $38.6 million, or 17%, compared $224.8 million for fiscal 2011. The increase was due to a 3% increase in the number of client websites which resulted in 1 percentage point of growth in the revenue. The average revenue per website increased 12% adding another 10 percentage points of revenue growth. OEM advertising increased 36% resulting in 6 percentage points of revenue growth.

Earnings Before Income Taxes. Earnings before income taxes for fiscal 2012 were $13.3 million, an increase of $4.1 million, or 45%, compared to $9.2 million for fiscal 2011. The increase was due to due the full year benefit of the August 2010 acquisition of Cobalt and acquisition-related costs incurred during fiscal 2011. Earnings before income taxes would have increased approximately 22% without the impact of acquisitions.

Other

The primary components of “Other” earnings before income taxes are certain costs that are not allocated to our reportable segments, such as stock-based compensation.

Financial Condition, Liquidity and Capital Resources

At March 31, 2014, cash and cash equivalents were $360.0 million and group equity was $1,761.5 million. At March 31, 2014, working capital was $388.8 million compared to $244.4 million at June 30, 2013. The increase in working capital is primarily due to the increase in cash and cash equivalents driven by our operating results of the Company during the nine months ended March 31, 2014, partially offset by net returns to ADP.

Our principal source of liquidity is derived from cash generated through operations. We intend to enter into new financing arrangements in connection with the separation and distribution. We expect that we will incur up to $         million in new indebtedness, which may include bank debt, short-term and/or long-term notes or a combination thereof. Immediately prior to the separation, we expect to use the proceeds from such debt financing arrangements to fund a cash dividend payment to ADP of at least $         million, so the borrowings under the new credit facility will not directly benefit our business. In addition, as described in more detail under “Description of Certain Indebtedness,” we intend to enter into new financing arrangements in connection with the separation and distribution, which we expect will include a revolving credit facility, which we further expect will be undrawn at the time the separation and distribution is completed and will provide us with additional liquidity going forward. We believe that our internally generated cash flows and new revolving credit facility will be adequate to support business operations and capital expenditures going forward. Cash held by foreign subsidiaries of approximately $331 million at March 31, 2014, if repatriated to the United States, would generally be subject to foreign withholding and U.S. income taxes, adjusted for foreign tax credits. Our intent is to permanently reinvest these funds outside of the United States and our current plans do not demonstrate a need to repatriate these funds to support our U.S. operations.

Cash Flows

The following table presents a summary of cash flows from operating and financing activities for the nine months ended March 31, 2014 and 2013 and the fiscal years ended June 30, 2013, 2012, and 2011.

	Nine Months Ended March 31,
	2014	2013	$ Change
Cash provided by (used in):
Net cash flows provided by operating activities	$149.0	$176.7	$(27.7)
Net cash flows used in investing activities(1)	(77.6)	(104.3)	26.7
Net cash flows provided by (used in) financing activities(1)	18.2	(11.8)	30.0
Effect of exchange rate changes on cash and cash equivalents	(5.9)	0.8	(6.7)

Net change in cash and cash equivalents	$83.7	$61.4	$22.3

	Twelve Months Ended June 30,			$ Change
	2013	2012	2011	2013	2012
Cash provided by (used in):
Net cash flows provided by operating activities	$263.3	$227.8	$233.6	$35.5	$(5.8)
Net cash flows used in investing activities(1)	(195.1)	(310.3)	(478.2)	115.2	167.9
Net cash flows (used in) provided by financing activities(1)	(11.8)	2.8	289.7	(14.6)	(286.9)
Effect of exchange rate changes on cash and cash equivalents	(3.2)	(14.9)	18.5	11.7	(33.4)

Net change in cash and cash equivalents	$53.2	$(94.6)	$63.6	$147.8	$(158.2)

(1)	As further discussed in Notes 1 to the condensed combined financial statements and the combined financial statements, our cash flows provided by or used in investing activities and financing activities include the net effect of the settlement of intercompany transactions between us and ADP or ADP’s affiliates, including the shared services allocation adjustments recorded in the preparation of the financial statements.

Net cash flows provided by operating activities were $149.0 million for the nine months ended March 31, 2014, compared to $176.7 million for the nine months ended March 31, 2013. This $27.7 million decrease was due to an increase in net earnings, adjusted for the comparative decrease in non-cash items and the comparative decrease in net working capital components. The increase in net earnings of $23.5 million was due to the increase in revenues relative to expenses coupled with the impact of our lower effective tax rate during the period. The comparative decrease in non-cash items of $15.2 million was primarily due to the non-cash reversal of a valuation allowance related to deferred income taxes. The changes in net working capital were primarily due to the timing of cash payments made to our vendors and employees, and cash payments received from our clients in the normal course of business. The comparative decrease of $36.0 million in net working capital components is the result of timing differences. Following the separation from ADP, we expect fiscal 2015 operating cash flows to be comparable to fiscal 2014 due to a similar increase in net earnings, offset by costs associated with being an independent public company and interest expense related to our expected debt issuance.

Net cash flows provided by operating activities were $263.3 million for fiscal 2013, compared to $227.8 million for fiscal 2012. This $35.5 million increase was due to an increase in net earnings, adjusted for the comparative decrease in non-cash items and the comparative increase in net working capital components. The increase in net earnings of $38.6 million was due to the increase in revenues and operating scale across our business segments coupled with the impact of 2012 severance costs in International Automotive Retail and acquisitions made during the period. The comparative decrease in non-cash items of $8.4 million was the result of a change in deferred taxes due primarily to timing differences between book and tax for the recognition of revenue, depreciation, and accrued expenses. The changes in net working capital were primarily due to the timing of cash payments made to our vendors and employees, and cash payments received from our clients in the normal course of business. The comparative increase of $5.3 million in net working capital components is the result of timing differences.

Net cash flows provided by operating activities were $227.8 million for fiscal 2012, compared to $233.6 million for fiscal 2011. This $5.8 million decrease was due to an increase in net earnings, adjusted for the comparative decrease in non-cash items and the comparative increase in net working capital components. The increase in net earnings of $25.8 million was due to the increase in revenues and expenses over the period and the impact of the lower effective tax rate. The comparative decrease in non-cash items of $31.2 million was due to a decrease of $19.3 million related to deferred income taxes, primarily related to cash tax deductions taken in fiscal 2011 for purchased net operating losses acquired as part of a fiscal 2011 acquisition. The changes in net working capital were primarily due to the timing of cash payments made to our vendors and employees, and cash payments received from our clients in the normal course of business. The comparative decrease of $0.4 million in net working capital components is the result of timing differences.

Net cash flows used in investing activities were $77.6 million for the nine months ended March 31, 2014, compared to $104.3 million for the nine months ended March 31, 2013. This $26.7 million decrease in cash used in investing activities was primarily due to net advances of investments to parent and affiliates in the nine months ended March 31, 2013, partially offset by business acquisitions and increased capital expenditures in the nine months ended March 31, 2014. Following the separation from ADP, we expect fiscal 2015 investing cash flows to include cash paid for capital expenditures, additions to intangibles and acquisitions. We expect cash paid for capital expenditures and additions to intangibles to be in line with fiscal 2014, while cash paid for acquisitions will depend upon the timing of such acquisitions not currently anticipated or known.

Net cash flows used in investing activities were $195.1 million for fiscal 2013, compared to $310.3 million for fiscal 2012. This $115.2 million decrease in cash used in investing activities was due to lower net advances of investments to parent and affiliates in fiscal 2013 compared to fiscal 2012 and cash payments related to business acquisitions in fiscal 2012 compared to none in fiscal 2013.

Net cash flows used in investing activities were $310.3 million for fiscal 2012, compared to $478.2 million for fiscal 2011. This $167.9 million decrease in cash used in investing activities was due to higher cash payments related to business acquisitions in fiscal 2011 compared to fiscal 2012, partially offset by net advances of investments to parent and affiliates in fiscal 2012.

Net cash flows provided by financing activities were $18.2 million for the nine months ended March 31, 2014 compared to $11.8 million of cash flows used in financing activities for the nine months ended March 31, 2013. This $30.0 million decrease in cash used in financing activities reflects a net return of investments from parent and affiliates in the nine month period ended March 31, 2014. Following the separation from ADP, we expect fiscal 2015 financing cash flows to include cash paid for dividends and share repurchases, offset by cash received for exercises of stock options. In addition, we expect the fiscal 2015 financing cash flows to include the impacts of debt servicing related to the borrowings contemplated.

Net cash flows used in financing activities were $11.8 million for fiscal 2013, compared to $2.8 million of cash flows provided by financing activities in fiscal 2012. This $14.6 million decrease in cash provided by financing activities is due to the fiscal 2013 payment of an earn-out of a previously consummated acquisition.

Net cash flows provided by financing activities were $2.8 million for fiscal 2012, compared to $289.7 million for fiscal 2011. This $286.9 million decrease in cash provided by financing activities reflects a net return of investment from parent and affiliates in 2011.

Contractual Obligations

The following table provides a summary of our contractual obligations as of June 30, 2013:

(in millions)	Payments due by period
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Unknown	Total
Debt obligations(1)	$22.0	$—	$—	$—	$—	$22.0
Operating lease and software license obligations(2)	$25.6	$31.3	$10.6	$7.5	$—	$75.0
Purchase obligations(3)	$2.2	$0.1	$—	$—	$—	$2.3
Other long-term liabilities reflected on our Combined Balance Sheets:
Acquisition-related obligations(4)	$10.0	$—	$—	$—	$—	$10.0

Total	$59.8	$31.4	$10.6	$7.5	$—	$109.3

(1)	These amounts represent the principal repayments and accrued interest of our related party debt and are included on our Combined Balance Sheets. Accrued interest on our related party debt was $1.4 million as of June 30, 2013. These debt obligations have various maturity dates but are set forth under the less than 1 year column in anticipation of their repayment by ADP prior to the separation.
(2)	Included in these amounts are various facilities and equipment leases and software license agreements. We enter into operating leases in the normal course of business relating to facilities and equipment, as well as the licensing of software. The majority of our lease agreements have fixed payment terms based on the passage of time. Certain facility and equipment leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices. Our future operating lease obligations could change if we exit certain contracts or if we enter into additional operating lease agreements. Included in the amounts above are facility lease agreements entered into by ADP for which we are the primary occupant and the lease is expected to be assigned to us post-spin. Such amounts are $7.4 million, $12.0 million, $4.9 million, and $2.8 million for fiscal 2014, fiscal 2015-2016, fiscal 2017-2018, and after 2018, respectively. These amounts are based on our current expectation of our facility-related plan post-separation.
(3)	Purchase obligations comprise obligations related to purchase and maintenance agreements on our software, equipment, and other assets.
(4)	Acquisition-related obligations relate to deferred purchase consideration payments at future dates. A liability is established at the time of the acquisition for these expected payments. Such amounts were paid during the nine months ended March 31, 2014.

In the normal course of business, we also enter into contracts in which we make representations and warranties that relate to the performance of our services and solutions. We do not expect any material losses related to such representations and warranties.

Quantitative and Qualitative Disclosures about Market Risk

We will be subject to interest rate risk related to the new financing arrangements that we enter into in connection with the separation and distribution to the extent those arrangements contain interest rates that are not fixed. A hypothetical change in short-term interest rates (e.g., 30 day LIBOR) of 25 basis points applied to the estimated average floating rate borrowings would result in an immaterial impact to earnings from continuing operations before income taxes over the ensuing twelve-month period ending September 30, 2015.

We operate and transact business in various foreign jurisdictions and are therefore exposed to market risk from changes in foreign currency exchange rates that could impact our financial position, results of operations, and cash flows. A hypothetical change in all foreign currency exchange rates of 10% would not result in a material impact on a consolidated basis to either revenues or earnings before income taxes.

We manage our exposure to these market risks through our regular operating and financing activities. We may in the future use derivative financial instruments as risk management tools.

Recently Issued Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-08,-“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU 2014-08 requires that a disposal representing a strategic shift that has (or will have) a major effect on an entity’s financial results or a business activity classified as held for sale should be reported as discontinued operations. ASU 2014-08 also expands the disclosure requirements for discontinued operations and adds new disclosures for individually significant dispositions that do not qualify as discontinued operations. ASU 2014-08 is effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2014. The impact of ASU 2014-08 is dependent upon the nature of dispositions, if any, after adoption.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 requires netting of unrecognized tax benefits against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax position. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective adoption is permitted. The adoption of ASU 2013-11 will not have a material impact on our combined results of operations, financial condition, or cash flows.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires entities to disclose the amount of income (loss) reclassified out of accumulated other comprehensive income to each respective line item on the income statement. The guidance allows companies to elect whether to disclose the reclassification either on the face of the income statement or in the notes to the financial statements, including cross-referencing other disclosures which provide additional details about these amounts. The adoption of ASU 2013-02 will not have an impact on our combined results of operations, financial condition, or cash flows.

In July 2012, we adopted ASU 2011-08, “Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that the fair value of a reporting unit is less than its carrying value based upon the qualitative assessment, it is necessary to perform the currently prescribed two-step goodwill impairment test. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. The adoption of ASU 2011-08 did not have an impact on our combined results of operations, financial condition, or cash flows.

In July 2012, we adopted ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” ASU 2011-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net earnings and other comprehensive income. We have elected to present net earnings and other comprehensive income on one continuous statement. The adoption of ASU 2011-05 did not have an impact on our combined results of operations, financial condition, or cash flows.

In April 2011, we adopted ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.” ASU 2010-29 requires an entity to disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations that occur on or after the beginning of the first annual reporting period beginning after December 15, 2010. The adoption of ASU 2010-29 did not have an impact on the company’s combined results of operations, financial condition, or cash flows.

In July 2010, we adopted ASU 2009-13, “Multiple Deliverable Revenue Arrangements,” and ASU 2009-14, “Certain Revenue Arrangements that Include Software Elements.” ASU 2009-13 modifies the guidance related to accounting for arrangements with multiple deliverables by providing an alternative when vendor specific objective evidence (“VSOE”) or third-party evidence (“TPE”) does not exist to determine the selling price of a deliverable. The alternative when VSOE or TPE does not exist is management’s best estimate of the selling price of the deliverable. Consideration for multiple deliverables is then allocated based upon the relative selling price of the deliverables and revenue is recognized as earned for each deliverable. ASU 2009-14 modifies the scope of the software revenue recognition guidance to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s functionality. The adoption of ASU 2009-13 and ASU 2009-14 did not have a material impact on the company’s combined results of operations, financial condition or cash flows.

Critical Accounting Policies

Our combined financial statements and accompanying notes have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates, judgments, and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses. We continually evaluate the accounting policies and estimates used to prepare the combined financial statements. The estimates are based on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates made by management. Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below.

Revenue Recognition

Our revenues are primarily generated from fees for providing services: revenue is generated from software licenses, hosting arrangements, hardware sales and rentals, support and maintenance, professional services, advertising and digital marketing, as well as certain transactional services.

We recognize software related revenue (on-site) in accordance with the provisions of Accounting Standards Codification (“ASC”) 985-605, “Software—Revenue Recognition” and non-software related revenue and software delivered under a hosted model in accordance with ASC 605, Revenue Recognition.

The following are our major components of revenue:

•	Bundled sales of our DMS and integrated solutions—In our North America Automotive Retail and International Automotive Retail segments, we receive fees for product installation, monthly fees for software licenses, ongoing software support and maintenance of DMS and other integrated solutions that are either hosted by us or installed on-site at the client’s location. We also offer various hardware elements in connection with DMS and integrated solution sales.

•	Transactional revenues—We receive revenues on a fee-per-transaction-processed basis in connection with providing auto retailers interfaces with third parties to process credit reports, vehicle registrations, data updates, and sales leads.

•	Digital Marketing services revenues—We receive revenues from our placement of advertising for clients and providing websites and related advertising and marketing services.

In general, revenue is recognized when all of the following criteria have been met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	our fee is fixed or determinable; and

•	collection of the revenue is reasonably assured.

Our sales of DMS solutions are accounted for using the provisions of ASC 985, or, in the case of our hosted solutions, using the provisions of ASC 605. The majority of our Automotive Retail solutions are sold on a term basis and provide software licenses, hardware, installation, and support and maintenance. The arrangement fees for these term licenses are recognized ratably over the software license term, as VSOE of the fair values of the individual elements in the sales arrangement does not exist. Revenue recognition commences at the installation dates, when client acceptance has occurred, and collectability of a determinable amount is probable. In the case of hosted applications, the client does not have the contractual right to take possession of the software and the items delivered at the outset of the contract (e.g., hardware, installation, training, etc.) do not have value to the client without the software license and ongoing support and maintenance. Any upfront fees charged in the case of hosted arrangements are recognized ratably over the expected benefit period of the arrangement, which is typically five years.

Transactional revenues and Digital Marketing services are recorded in accordance with ASC 605 when persuasive evidence of the arrangement exists, the services have been rendered, the fee is fixed or determinable, and collection is reasonably assured. Delivery occurs at the time the services are rendered. To the extent our transactional services are executed with the original software license arrangement, we account for these services as non-software elements in accordance with ASC 985-605. To the extent our transactional services are executed with our hosting arrangements, we account for these services as a separate unit of accounting in accordance with ASC 605.

Deferred revenue represents the unrecognized portion of the revenue elements discussed above. Costs to deliver services are expensed to cost of revenues as incurred with the exception of specific costs directly related to transition or installation activities, including the payroll related costs for our implementation and training teams, as well as commission costs for the sale. These costs are deferred and expensed proportionately over the same period that the deferred revenue is recognized as revenue. The amount of deferred cost will never exceed the amount of deferred revenue at any given point in time. Deferred amounts are monitored regularly for impairment. Impairment losses are recorded when projected remaining undiscounted operating cash flows of the related contract are not sufficient to recover the carrying amount of the contract assets.

Goodwill

We account for goodwill in accordance with ASC 350-10, which states that goodwill should not be amortized, but instead tested for impairment annually and whenever events or changes in circumstances indicate the carrying value may not be recoverable. We perform this impairment test by first comparing the fair value of each reporting unit to its carrying amount. If the carrying value for a reporting unit exceeds its fair value, we then compare the implied fair value of our goodwill to the carrying amount in order to determine the amount of the impairment, if any. We determine the fair value of our reporting units using a weighted blended approach, which combines the income approach, which is the present value of expected cash flows, discounted at a risk-adjusted weighted-average cost of capital; and the market approach, which is based on using market multiples of companies in similar lines of business. Significant assumptions used in determining the fair value of our reporting units include projected revenue growth rates, profitability projections, working capital assumptions, the weighted average cost of capital, the determination of appropriate market comparison companies, and terminal growth rates. We had $1,217.6 million of goodwill as of March 31, 2014. Based upon the fair value analysis completed in the fourth quarter of fiscal year 2013, management concluded that the fair value exceeded the carrying value of each reporting unit and that no reporting units were at risk of a goodwill impairment. However, given the significance of our goodwill, an adverse change to the fair value of goodwill and intangible assets could result in an impairment charge which could be material to our combined earnings if we are unable to generate the anticipated revenue growth, synergies and/or cost savings associated with our acquisitions.

Income Taxes

We compute the provision for income taxes as if we have filed a separate tax return (“Separate Return Method”). The Separate Return Method applies the accounting guidance for income taxes to the stand-alone financial statements as if we were a separate taxpayer and a stand-alone enterprise for the periods presented. Our operations are included in the income tax returns of ADP for U.S. federal income tax purposes and with respect to certain consolidated, combined, unitary or similar group filings for U.S. state or local or certain foreign income tax jurisdictions. The payment of income tax by ADP on our behalf is recorded within group equity on our balance sheets. We may also file on a stand-alone basis with respect to certain other state or local or foreign tax jurisdictions in accordance with the taxing jurisdiction’s filing requirements.

We account for income taxes by recognizing the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in our combined financial statements or tax returns (e.g., realization of deferred tax assets, changes in tax laws or interpretations thereof). In addition, we are subject to the continuous examination of income tax returns by the IRS and other tax authorities. A change in the assessment of the outcomes of such matters could materially impact our combined financial statements.

We apply the financial statement recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Specifically, the likelihood of our tax benefits being sustained must be “more likely than not” assuming that those positions will be examined by taxing authorities with full knowledge of all relevant information prior to recording the related tax benefit in the financial statements. If a tax position drops below the “more likely than not” standard, we do not recognize the benefit. Assumptions, judgment and the use of estimates are required in determining if the “more likely than not” standard has been met when developing the provision for income taxes.

If certain pending tax matters settle within the next twelve months, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Stock-Based Compensation

As an operating unit of ADP, certain of our employees (a) have been granted stock options to purchase shares of ADP’s common stock, (b) have been granted restricted stock under which shares of ADP common stock have been sold to the employees for nominal consideration, and (c) participate in ADP’s stock purchase plan pursuant to which such employees have the ability to purchase shares of ADP common stock at 95% of the market value at the date the purchase price for the offering is determined.

We recognize stock-based compensation expense in net earnings based on the fair value of the award on the date of the grant. We determine the fair value of stock options issued using a binomial option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate, and employee exercise behavior. Expected volatilities utilized in the binomial option-pricing model are based on a combination of implied market volatilities, historical volatility of ADP’s stock price, and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option-pricing model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of a stock option grant is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We intend to enter into new financing arrangements in connection with the separation and distribution. We expect that we may incur up to $         million in new indebtedness, which may include bank debt, long-term notes or a combination thereof. Additionally, we expect to enter into a $         million revolving credit facility, which we expect will be undrawn at the time the distribution is completed. Immediately prior to the separation, we expect to use the proceeds from such debt financing arrangements to fund a cash dividend payment to ADP of approximately $         million.

BUSINESS

Our Company

We are the largest global provider, both in terms of revenue and geographic reach, of integrated information technology and digital marketing/advertising solutions to the automotive retail industry. We have over 40 years of experience in innovating, designing and implementing solutions for automotive retailers and original equipment manufacturers (“OEMs”) to better manage, analyze and grow their businesses. Our solutions automate and integrate critical workflow processes from pre-sale targeted advertising and marketing campaigns to the sale, financing, insurance, parts supply, repair and maintenance of vehicles, with an increasing focus on utilizing big data analytics and predictive intelligence. We believe the breadth of our integrated solutions allows us to more comprehensively address the varied needs of automotive retailers than any other single competitor in our industry.

Our solutions address the entire breadth of the automotive retailers’ value chain. Our automotive retail solutions offer technology that helps manage and generate additional efficiency on the supply side of the retail value chain. These solutions were built through decades of innovation and experience in helping our clients with all aspects of the automotive retail process. We also offer digital marketing solutions to enable our clients to create demand for their products by designing and managing complete digital marketing and advertising strategies for their businesses. These solutions allow our clients to plan and automate sophisticated marketing campaigns, gather comprehensive data on these campaigns and further refine their strategies to maximize the effectiveness of their advertising spend.

We organize our operations into two main businesses: Automotive Retail Solutions (“Automotive Retail”) and Digital Marketing Solutions (“Digital Marketing”). Our Automotive Retail business offers technologies that help manage and generate additional efficiency on the supply side of the industry. Our Digital Marketing business helps automotive retailers attract customers and provides tools to effectively drive and manage demand.

Automotive Retail. Through our Automotive Retail business, we provide technology-based solutions that help automotive retailers, OEMs and other industry participants manage the sale, financing, insurance, parts supply, repair and maintenance of vehicles. Our solutions help our clients streamline their operations, better target and serve their customers and enhance the financial performance of their retail operations. We provide solutions to a diverse client base throughout the United States and in over 100 additional countries internationally, serving about 26,000 retail locations and most OEMs. These clients range from privately held, single-store retailers to large, publicly traded retailer groups. In the United States, our clients include 7 of the 10 largest and 57 of the top 100 largest automotive retailer groups by total new vehicle sales units. In addition to providing solutions to retailers and manufacturers of automobiles, minivans, light trucks and sport utility vehicles, we also provide solutions to retailers and manufacturers of heavy trucks, construction equipment, agricultural equipment, motorcycles, boats and other marine vehicles and recreational vehicles.

Digital Marketing. Through our Digital Marketing business, we provide a suite of integrated digital marketing solutions for OEMs and automotive retailers, including websites and management of their digital advertising spend. These solutions provide a coordinated offering across multiple digital marketing channels to help achieve client marketing and sales objectives and coordinate execution between OEMs and their retailer networks. Our solutions are currently provided in the United States, Canada, Mexico, Australia and New Zealand. Our Digital Marketing business has endorsement relationships with 10 national car brands in the United States (specifically Buick, BMW, Cadillac, Chevrolet, GMC, Hyundai, Kia, Lexus, MINI and Volkswagen), and we provide solutions directly to automotive retailers in other OEM networks as well.

We generate revenues primarily from subscription and transaction fees paid by automotive retailers and OEMs. Total revenues were $1,469.3 million for the nine months ended March 31, 2014, compared to total revenues of $1,368.4 million for the nine months ended March 31, 2013. Net earnings were $175.0 million for the nine months ended March 31, 2014, compared to $151.5 million for the nine months ended March 31, 2013.

Our History and the Development of Our Company

On May 6, 2014, we were formed as a Delaware limited liability company and wholly owned subsidiary of ADP. We will convert to a Delaware corporation on                 , 2014.

We are currently the Dealer Services business of ADP. We have a 42-year history of providing innovative solutions to the automotive retail industry, tracing our roots to 1972, when ADP Dealer Services became ADP’s third major business unit, offering accounting, service management and inventory processing services to automotive retailers. We have since expanded our role in the industry to encompass the full automotive retail value chain by developing integrated DMSs and other solutions that help retailers manage and grow their businesses. In 2005, we expanded our international footprint through our acquisition of Kerridge, which provided us with a multi-country DMS platform in Europe, Asia, Africa and the Middle East and has become the basis for the international operations of our Automotive Retail business. In 2010, we acquired Cobalt, a leading provider of automotive digital marketing solutions, which has enabled us to solidify and expand our digital marketing capabilities.

Our Market Opportunity

Industry Overview

We compete in the information technology and digital marketing/advertising markets serving the automotive retail industry. While industry growth patterns and trends influence our business, each of the specific geographies in which we compete has unique structures, trends and dynamics.

The automotive retail industry is one of the largest global consumer retail market segments, with total new vehicle unit sales of over 81 million in 2013, according to IHS. This figure includes the sale of new cars, light trucks, minivans and sport utility vehicles. Vehicle sales are widely distributed around the world in both developed and emerging market countries, with total 2013 new vehicle unit sales in emerging market countries (Brazil, Russia, India and China) exceeding those in developed market countries (United States, Canada and Western Europe). We believe that continued growth in emerging market countries, combined with an anticipated recovery in developed market countries, creates a compelling growth opportunity for the industry.

The global automotive industry utilizes franchised automotive retailers as the primary retail channel to sell and distribute vehicles and parts to consumers. The automotive retail industry is a highly fragmented and competitive marketplace, with over 17,600 franchised automotive retail locations in the United States as of January 2013, according to the NADA. This number has stabilized after the business disruptions and retailer closings related to the global economic downturn of 2008 and 2009. In addition, as of December 2012, there were over 37,000 independent used vehicle retailers in the United States, according to NIADA. Further demonstrating the fragmentation of the automotive retailer marketplace, the 50 largest franchised automotive retail groups (based on new vehicle retail sales units) in the United States generated less than 15% of total new vehicle unit sales in 2013, according to Automotive News and IHS. Many of the remaining sales are attributable to smaller private franchised automotive retail groups and single location franchised automotive retailers. There continues to be a shift in size and influence from smaller automotive retailers to larger automotive retail groups, which tend to invest more heavily in information technology and digital marketing/advertising.

The automotive retail industry shares many common characteristics in Europe and the United States. The largest difference is that OEMs exert greater influence over the retail channel in Europe. Furthermore, European retailers tend to be smaller than their American counterparts. In 2011, average new vehicle sales per European Union franchised automotive retail locations was under 300, significantly below the U.S. figure of over 700, according to Urban Science, IHS and ICDP. As of January 2012, the European Union had approximately 51,000 franchised automotive retailer locations and approximately 23,000 independent automotive retail locations, as reported by ICDP. Consolidation and attrition of franchised retailers has occurred at a measured pace, a trend that we expect to continue for the foreseeable future.

In emerging market countries, OEMs tend to have an even stronger influence on the retail channel as a means of ensuring their and their retailers’ success. This greater level of control often allows OEMs to make procurement decisions on behalf of their franchised automotive retailers. China had over 21,000 franchises as of January 2013, according to Urban Science, and we expect to see continued growth in franchised automotive retail locations as OEMs expand outside of urban areas. Overall, the rapid growth in these countries is reflected not just in increasing vehicle volumes and new retail locations, but also in an evolution of product and service needs and buying patterns.

Automotive Retail Information Technology

The automotive retail information technology market consists of software, applications and other solutions designed to optimize supply and demand management and transaction processing for automotive retailers. While DMSs, which consist of the management information systems designed to streamline major back office functions, comprise the backbone of automotive retailers’ operations, automotive retailers can turn to a range of additional technology solutions to improve the effectiveness and efficiency of their operations. As automotive retailers become more sophisticated, their adoption of more advanced capabilities, such as front office/vehicle sales management, fixed operations management, and powerful ancillary solutions, such as integrated telephony, is increasing. These solutions are increasingly integrated, enabling automotive retailers to better manage their workflows, reduce costs and improve the shopping experience for the consumer. Based on the relationship between information technology spend by automotive retailers and OEMs and revenues from new vehicle sales, we estimate the automotive retail information technology spend from retailers and OEMs in the countries we serve to be approximately $14 billion in 2013 and, assuming that spending on automotive retail information technology grows consistently with projected increases in new vehicle sales, we estimate that it will reach approximately $16.4 billion by 2017, representing a CAGR of approximately 4%.

Automotive Digital Marketing/Advertising

Due to its highly competitive nature, the automotive retail industry accounted for approximately 9% of the total worldwide advertising spend, or $20 billion, for the first three quarters of 2013, according to the Nielsen Global Adview Q3 2013 report. Additionally, Nielsen reports that Ford Motor Company, General Motors, Toyota Motor and Volkswagen Group are each in the top 10 of all enterprises in worldwide advertising spend, while Honda Motor and Nissan are in the top 20. Automotive retailers and retailer trade associations often sponsor their own marketing campaigns in conjunction with OEM advertising to drive consumers to their retail locations. OEMs, retailers and trade associations are increasingly devoting their marketing budgets to digital media due to the increased return on investment they receive, the ability to directly track the impact of their spend and to meet the rising role of online media consumption and research in consumer buying decisions. Internet website design and hosting, search engine optimization, display advertising, mobile platforms and social media are among the largest segments of automotive digital media spend. According to eMarketer, advertising spend in paid digital media by the U.S. auto industry will exceed $5.1 billion in 2013 and will reach approximately $9.3 billion by 2017, representing a CAGR of approximately 15.7%.

Key Industry Trends

Growing Automotive Sales in North America

North American (United States and Canada) new vehicle sales in 2014 are expected to return to pre-recessionary volumes of 17.8 million (after declining to a low of 11.9 million in 2009), according to IHS. Retailer consolidation during the last recession has resulted in increased revenue and profitability for U.S. automotive retailers. Urban Science reports that the average number of new vehicles sold per franchised automotive retail location in the United States has increased from 564 in 2009 to an estimated 877 in 2013. Additionally, NADA reported the average U.S. franchised automotive retailer net profit as a percentage of net worth was 28% in 2012, compared to 12% in 2008. We believe that the global economic downturn has created a healthier, right-sized retail structure that benefits both automotive retailers and OEMs. This increased profitability enables retailers to invest in their businesses and supports the expansion of the information technology and digital marketing/advertising markets. We believe that there will be continued unit growth in the United States due to an aging vehicle population, increased demand for new vehicles by consumers, a better consumer credit environment and the planned introduction of new vehicle models by OEMs.

Significant Growth in Emerging Market Countries

Emerging market countries continue to experience significant growth. For example, new vehicle sales in China in 2014 are expected to be 8.9% higher than in 2013, according to IHS. China new vehicle sales volume eclipses that of the United States and Japan combined, with 21.4 million new vehicles sold in China in 2013, growing at a 7.1% CAGR to an anticipated 28.0 million in 2017. As a result, many OEMs continue to invest in China in order to gain access to a sizable and growing pool of vehicle buyers. Because automotive retailers in many emerging market countries have not historically invested in their technology solutions, we believe there is an opportunity for us to help retailers in China and other emerging market countries streamline their businesses and more effectively reach their target customers.

Additionally, emerging market countries continue to experience automotive retailer consolidation into larger, more sophisticated automotive retail groups. These growing automotive retail groups are likely to seek more robust technology solutions that can help them consolidate and optimize their business operations. We believe that, as automotive retail groups in emerging markets mature, their appetite for robust automotive retail solutions will increase, particularly for those groups that seek to access public capital markets.

Migration to Retail Workflow-Based Solutions

Historically, DMSs were created primarily as a system of discreet functions and records used by automotive retailers to store and organize information about their business operations. This design made it difficult for retailers to adapt their business processes to accommodate fast-changing customer expectations and to benefit from innovations in mobile technologies, social media and data analytics. Today, automotive retailers understand the power of technology to drive every aspect of their business and increasingly demand sophisticated solutions that allow them to manage their entire workflow to drive efficiency, target customers and improve the automotive retail experience. Solutions are no longer based primarily on their ability to accurately manage transactions but also on their ability to integrate the various individual elements of the retailing process into one seamless workflow. Likewise, consumers increasingly expect a simple, smooth, technologically enabled sales process. Technology-enabled workflow-based solutions can help retailers deliver on this expectation and integrate the consumer’s journey from the web to the in-store retail transaction while utilizing mobile and social media technologies.

Growing Adoption of Data-Based Analytics

We believe that the use of integrated technology solutions across the automotive retail value chain creates a significant opportunity for the pervasive use of data and sophisticated analytics. The ability to provide real-time data analytics, insight and predictive modeling presents a significant business opportunity, as automotive retailers will desire these actionable insights in order to make rapid, informed and effective decisions to win in a competitive marketplace. For example, our Front Office Edge Lot Management solution analyzes DMS historical data, market pricing data and regional transaction data to deliver stocking recommendations to retailers based on their prior sales of similar vehicles, current sales of similar vehicles by other retailers and factors such as regional market supply and pricing trends for similar vehicles.

Accelerating Shift to Digital Marketing

As with overall advertising spend, automotive advertising is increasingly focused on digital media. Consumers are using digital channels such as branded websites, search engines and social media to discover, research, compare and make decisions about vehicle purchases. According to a 2013 Google study, 95% of U.S. vehicle buyers now use the internet before purchasing a vehicle. According to a 2013 Polk Automotive Buyer Influence Study, automotive retailers allocated 27% of their advertising spend to digital media while 75% of automotive buyers utilized digital media in their vehicle research. As OEMs and retailers adapt to evolving media consumption and purchase patterns, we expect their media spending mix to continue to shift significantly towards digital.

OEMs and retailers are also focusing on digital marketing due to its increased effectiveness as compared to traditional marketing. Because advertising is among the largest cost items for both OEMs and automotive retailers, targeting advertising spend and maximizing its impact is critical. As these advertisers seek to maximize the effectiveness of their campaigns, the attractiveness of traditional advertising media, such as outdoor billboards, newspapers, magazines, radio and television, is declining relative to digital advertising. This decline is due to several inherent limitations in traditional advertising, such as its limited ability to target specific audiences and measure audience reach and, in some cases, its limited geographic range. Digital marketing is evolving quickly to deliver coordinated, personalized consumer experiences from general brand awareness to direct retailer interactions, all informed by sophisticated data analytics.

The automotive retail industry’s allocation of advertising spend to digital media continues to lag behind consumer shopping behavior and preferences. We expect the share of digital automotive advertising spend to shift to reflect the corresponding share of consumer behavior over time, representing significant future growth potential in digital automotive advertising. By 2017, eMarketer forecasts that U.S. digital automotive advertising spend will reach $9.3 billion, representing a 15.7% CAGR from 2013 spend. While consumers increasingly turn to the internet for automotive research and discovery, actual automotive retail transactions are almost exclusively carried out in person. Given the relative infrequency with which consumers purchase vehicles, we believe that the ability for an automotive retailer to efficiently inform and target prospective buyers on an ongoing basis is critical to generating future sales and building long-term customer relationships.

Our Competitive Strengths

We believe the following attributes differentiate us from our competitors and have enabled us to become the largest information technology and digital marketing/advertising solutions provider to the automotive retail industry.

Breadth of Integrated Solutions

We offer a broad suite of solutions that enable our automotive retail clients to address most of their technology needs through a single provider. We believe the breadth of our integrated automotive retail solutions enable us to function as a strategic partner for our clients globally and allows us to more comprehensively address the varied needs of automotive retailers than any other single competitor in the automotive retail industry. Our product portfolio provides integrated solutions across the entire breadth of the automotive retail value chain. Because of the difficulty in integrating solutions across multiple providers, our ability to provide the broadest solution set is a meaningful differentiator for our clients. Furthermore, our individual offerings are increasingly integrated improving value for our clients when they purchase multiple solutions from us while increasing overall retention rates.

Innovative, Intuitive and Scalable Technology

Our solutions have been built through decades of focused research, development and investment. These offerings are generally supported by a flexible, secure and scalable infrastructure, and our team of over 1,400 engineers and data scientists is dedicated to developing and enhancing our offerings. In addition, we have augmented many of our offerings by utilizing big data-driven predictive analytics to yield incremental return on investment and a differentiated, optimized client experience for both automotive retailers and OEMs.

Our innovative solutions aim to improve the efficiency of the retailer and redefine the way consumers experience automotive retail. For the retailer, our solutions increase the efficiency of workflows, reducing the labor time dedicated to each transaction and improving their sales force effectiveness. For the consumer, we can enhance the purchase process by substantially reducing the number of steps and the wait times throughout the process. In addition, we offer an integrated online, mobile, social and physical experience to meet the evolving demands of consumers. We have invested in dedicated user experience and user interface teams that focus on ensuring that our solutions deliver an intuitive user experience that meaningfully differentiates us from our competitors. Intuitive solutions are easy to use, with low learning curves, reducing training requirements and resulting in a cost effective and efficient solution.

Our business generally utilizes agile product development methodologies to deliver new technology. We are focused on the use of multi-tenant SaaS and mobile-centric solutions that are highly functional, flexible and fast. With these SaaS and mobile-centric solutions, our clients benefit by moving beyond the limitations associated with traditional on-premises software to highly configurable software solutions that are accessed over the internet. This shift substantially reduces the need for our clients to buy and support a broad range of IT infrastructure, which results in lower total cost of ownership, increased ease of deployment and adoption and improved return on investment. More importantly, this result helps to ensure that our solutions are inherently scalable and more readily adapted to the evolving needs of our client base.

Leading Position with Global Capabilities and Local Industry Expertise

We are the largest global provider, both in terms of revenue and geographic reach, of integrated information technology and digital marketing/advertising solutions to the automotive retail industry, with business relationships with automotive retailers and OEMs in over 100 countries. We continue to win new clients around the world in our Automotive Retail business and, in the United States, in our Digital Marketing business. Our robust technology platforms enable us to take advantage of our scale to more effectively integrate and deliver technology-based solutions that enhance commercial performance on a global basis. As a result, we believe we are uniquely positioned to partner with OEMs on global initiatives and to provide integration across countries while supplying local retail value chain expertise. In addition, we believe that our geographic diversity helps reduce our exposure to business cycles, individual market disruptions and other risks.

Strong Client Relationships with Automotive OEMs and Retail Groups

We have deep client relationships with some of the largest OEMs in the world and their associated franchised retail networks, which we believe reflect the strength of our solutions and our global scale. We maintain long-standing relationships and high renewal rates with our clients due to the value of the services and solutions we provide. Our clients include 7 of the 10 largest and 57 of the top 100 largest automotive retailer groups in the United States by total new vehicle sales units. The ability to serve about 26,000 retail locations worldwide creates significant opportunity to expand the scope of our solutions we provide to clients.

Attractive and Resilient Business Model with a Proven Track Record

We believe our business model is attractive due to the scalability of our solutions, the recurring nature of our revenue, strong operating margins, low capital intensity and high free cash flow conversion. Our global infrastructure and automotive retail focus enables us to provide large-scale technology and service solutions to clients rapidly and cost-effectively. Our recurring revenues have historically been highly resilient, even during cyclical downturns in the automotive industry. For example, during the global economic downturn, our North America revenue (excluding acquisitions) declined by 4% between fiscal year 2009 and fiscal year 2010, while U.S. car sales volumes declined 21% from calendar year 2008 to 2009 and the entire automotive retail industry experienced a significant decline in profitability. We believe that our significant recurring revenues, combined with our leading market position and new offerings, will continue to contribute to our long-term growth and strong operating margins.

Deep and Experienced Management Team

We are led by a talented and experienced global senior management team that has successfully grown our business both organically and through a series of strategic acquisitions and alliances, including the acquisition of Cobalt, which led to our leadership position in digital marketing. The members of our senior management team have a deep understanding of the unique dynamics of the automotive retail industry and have an average of 18 years of experience in their respective areas of expertise.

Our Growth Strategy

We intend to leverage our broad portfolio, client relationships and industry expertise through various growth initiatives. The key elements of our growth strategy are highlighted below.

Continue to Expand Our Client Base

We have a diversified base of about 26,000 retail locations in over 100 countries. With our acquisition of Cobalt in 2010, we expanded our client value proposition and now address a broader opportunity with sophisticated digital marketing solutions. Through the combination of our leading technology platforms and deep industry expertise, we have built growth platforms that position us to be a more complete partner to our clients and allow us to offer flexible solutions designed to appeal to all retailers. Key elements of this strategy include:

Expand North American Automotive Retailer and OEM Client Base. In North America, we currently have relationships with approximately 8,400 out of nearly 21,000 franchised automotive retail locations. We believe that there is a substantial opportunity to further penetrate the North American retailer base in both our Automotive Retail and Digital Marketing businesses through network-wide solutions purchased or sponsored by OEMs and through direct sales to automotive retailers. OEMs and automotive retailers are seeking to deliver an efficient and differentiated automotive retail experience that delivers on their brand promise. We intend to leverage our direct channel of over 700 sales professionals, over 1,500 solution delivery experts and over 1,600 client support specialists to take advantage of this opportunity.

Expand International OEM Client Base and Achieve Increased Share of Associated Automotive Retailers. In the international arena, particularly in emerging market countries, OEMs typically have a stronger influence on the retail channel than in North America. As a result, we intend to partner with OEMs, financing partners and other industry participants to deliver OEM-branded or approved solutions and drive adoption of our solutions across those OEMs’ automotive retail networks. As an industry leader, we believe our existing relationships with OEMs provide a powerful platform to help increase our client base internationally.

Deepen Our Relationship with our Existing Client Base

We intend to utilize our broad portfolio of automotive capabilities to deepen our relationships with our existing client base by addressing more of their needs. We are focused on creating deep client relationships and believe that when satisfied clients view us as a strategic partner across the entire automotive retail value chain, they buy more of our solutions. We believe that our growth in average revenue per client location over the last three years reflects both the success of our growing solutions portfolio and our commitment to high levels of client satisfaction.

We also believe that our Digital Marketing solutions complement our Automotive Retail solutions and that this presents an additional opportunity to deepen our relationships with our existing Automotive Retail client base. A significant number of our Automotive Retail clients do not use our Digital Marketing solutions, and vice versa. A large cross-selling opportunity exists across the two client bases for our integrated solutions.

Strengthen and Extend Our Solutions Portfolio

By leveraging our technology platform, industry knowledge and client relationships, we seek to enhance our existing solutions and develop additional solutions that address evolving client demands and provide additional cross-selling opportunities. We will seek to further augment the integration capabilities of our existing solution set, which we believe will further reduce the cost of ownership and increase return on investment for our clients. We will also continue to focus on innovation and delivering solutions that service the unmet needs of the industry. For example, within our Automotive Retail solution set, we engineered our Front Office Edge solution suite with highly optimized workflow built on a common platform of shared services to help ensure the accuracy of data, simplify the user experience and increase utilization, while at the same time reducing end user training and support needs. In our Digital Marketing business, we are focused on evolving our technology platforms to deliver fully personalized consumer experiences with high conversion to sales results.

We intend to continue investing in our data science capabilities to provide big data-driven predictive analytics and generate actionable insights through all levels of the automotive retail value chain. We believe this area represents a substantial opportunity as our clients require increased differentiation to compete effectively within the global automotive marketplace, and we believe that our broad reach and deep industry expertise uniquely position us to provide these data science and predictive technologies.

Drive Additional Operational Efficiency

We are focused on the continued integration of our broad solution portfolio to simplify the delivery of our solution offerings. We believe this simplification will enable us to optimize the cost-efficiency of our solutions by reducing the need for multiple offerings and complex system support, in turn enabling us to reduce fixed costs to improve profitability. We apply a disciplined and agile approach to product development, have executed on strategic plans for each of our businesses and have invested significantly to integrate, develop and streamline our solutions. We expect to continue enhancing the efficiency of our operations and believe there is an opportunity to drive further improvements in operating margins.

Selectively Pursue Strategic Acquisitions

We have and expect to continue to acquire assets and businesses that strengthen our value proposition to clients. We have developed internal capabilities to source, evaluate and integrate acquisitions and key partnerships. Since 2000, we have completed 30 acquisitions, and we intend to continue to seek acquisitions and strategic partnerships that provide attractive growth opportunities for our portfolio, primarily in the areas of technology platforms, data assets and geographic expansion.

Our Solutions

Our solutions help automotive retailers effectively manage their operations, optimize supply levels, generate customer demand and efficiently process automotive retail sales transactions. Over time, our solutions have evolved to adapt to our clients’ needs. We believe we have the broadest and most comprehensive portfolio of automotive retail and digital marketing solutions, enabling our clients to manage and improve efficiency across the entire automotive retail industry value chain.

Automotive Retail Solutions

Clients

We serve a broad and diverse client base in the automotive retail industry. Our clients include most major OEMs and a significant number of their associated franchised retail locations. Our client base also includes lenders, aftermarket providers and other service and information providers to the automotive retail industry.

Automotive Retailers. We serve both franchised and independent automotive retailers in North America and internationally. We work primarily with four types of automotive retailer organizations:

•	Public Franchised Automotive Retail Groups—clients in this group are publicly traded companies that own multiple automotive retail locations and have multiple franchises;

•	Private Franchised Automotive Retail Groups—clients in this group own two or more automotive retail locations consisting of two or more franchises;

•	Private Single-Location Franchised Automotive Retailers—clients in this group own and manage a single automotive retail location consisting of one or more franchises;

•	OEM Company-Owned Retail Locations—clients in this group are OEMs who own and operate one or more automotive retail locations; and

•	Independent Used Car Retailers—clients in this group own and manage one or more retail locations. Independent used car retailers do not have OEM franchises for new vehicle sales and authorized services and instead sell only used cars and related financing, insurance, parts and repair and maintenance services.

OEMs. We directly sell data management, business intelligence, benchmarking and DMS integration services to OEMs. In addition, we coordinate with OEMs to offer, on either a mandatory or elective basis, branded and/or endorsed solutions for their associated franchised automotive retail networks.

Other Application, Service and Information Providers. Through a certified integration program for our ADP Drive DMS solution in North America, we enable third-party application and service providers to deliver their solutions more broadly into our DMS client base. Currently, we have over 100 third-party application and service providers that integrate into our ADP Drive DMS solution through this program.

Services

The following table includes a list and summary description of the primary solutions we provide as part of our Automotive Retail business.

Solutions	Description
Dealer Management Systems	Integrated suite of features and services to manage the information systems and process workflows involved in running automotive retail operations

Front Office/Vehicle Sales Solutions	Technology tools and services to streamline the entire vehicle inventory, sales and finance and insurance (“F&I”) process

Fixed Operations Solutions	Solutions to create and efficiently manage service sales leads and communicate with customers through multiple channels

Customer Relationship Management Solutions	A system that provides instant access to manage interactions with current and prospective customers

Financial Management Solutions*	Value-added capabilities for accounts payable, payments and payroll

Document Management Solutions*	Document creation and archiving solutions to address the complex automotive retail sales process

Network Management Solutions	Wired and wireless network solutions to support dealer connectivity and security efforts

Integrated Telephony Management Solutions*	Integrated telephony solutions that allow automotive retailers to connect and communicate via presence, instant messaging, voice and video

Data Management & Business Intelligence Solutions	Solutions to extract, cleanse, normalize, enhance and distribute data and to provide actionable insights

Implementation and Training Solutions*	Solution delivery and configuration services and development of end user utilization skills and productivity

Client Support*	Full range of award-winning support services

Professional Services	Consulting services that provide in-depth analysis and recommendations on optimizing retail workflows

*	Indicates solutions that require purchase of our Dealer Management Solution.

Dealer Management Systems

Our DMSs form the core of our Automotive Retail offerings and generate a substantial portion of our revenue from those businesses. DMSs are enterprise technology solutions that provide an integrated suite of features and services that enable our clients to manage the information systems and process workflows involved in running automotive retail operations. These DMSs facilitate the sale of new and used vehicles, consumer financing, repair and maintenance services and vehicle and parts inventory management. Additionally, these solutions enable company-wide accounting, financial reporting, cash flow management and payroll services. Our DMSs are typically integrated with OEM data processing systems that enable automotive retailers to order vehicles and parts, receive vehicle records, process warranties and check recall campaigns and service bulletins while helping them to fulfill their franchisee responsibilities to their OEM franchisors.

Front Office/Vehicle Sales Solutions

Our full suite of Front Office/Vehicle Sales Solutions helps automotive retailers streamline the vehicle inventory, sales and F&I process. Our solutions integrate new and used vehicle sales workflows with supporting services to deliver a seamless and streamlined retail transaction. Additionally, we provide automotive retailers with tools to help them purchase, stock and price new and used vehicle inventory. At the conclusion of a retail sales transaction, our majority-owned subsidiary, Computerized Vehicle Registration (“CVR”), enables our retailer clients in 25 U.S. states to register sold vehicles with the appropriate state department of motor vehicles. Our Front Office/Vehicle Sales Solutions are designed to be integrated with the automotive retailer’s DMS.

Fixed Operations Solutions

Our Fixed Operations Solutions help automotive retailers create and manage new service sales leads, reduce the effort required to manage those leads and communicate with their customers through multiple channels (including e-mail, text, voice, mobile and direct mail). Because vehicle repair and maintenance services are a vital element of our clients’ revenue and profit streams, we enable automotive retailers to manage the entire workflow in the parts, repair and maintenance profit centers. Managing vehicle service activities helps automotive retailers strengthen their relationships with their customers and drive the profitability of a single vehicle sale beyond the original transaction. Our Fixed Operations Solutions work in conjunction with the automotive retailer’s DMS.

Customer Relationship Management Solutions

Our Customer Relationship Management (“CRM”) Solutions provide automotive retailers the ability to manage leads for vehicle sales, parts and service while automating business development processes and managing marketing campaigns for current and prospective customers. We enable data warehouse technology to aggregate customer, vehicle and transaction information in order to provide key performance indicators for the retailer. Our CRM Solutions work in conjunction with the automotive retailer’s DMS.

Financial Management Solutions

We deliver true multi-company accounting capabilities in our North American and international DMSs. In addition to the finance and accounting capabilities in our DMSs, we provide value-added Financial Management Solutions for automotive retailers in North America to enable optimized capabilities for accounts payable, payments and payroll. Our solutions are integrated with most of our DMSs in order to provide a unified user experience.

Document Management Solutions

ADP’s Document Management Solutions address the needs of complex sales processes that require multiple certifications and contracts across our clients’ retail operations. We are a single source to automotive retailers for laser document printing, custom and standard forms development, scanning, storing and archiving of important automotive retail documents.

Network Management Solutions

We offer a wide variety of wired and wireless network solutions to support retailer connectivity and security efforts. Our Network Management Solutions deliver the connectivity and dependability required for automotive retailers to conduct their operations while helping to protect their information systems from unauthorized access, use, disclosure and disruption.

Integrated Telephony Management Solutions

We provide an integrated telephony solution that allows automotive retailers to connect and communicate via presence, instant messaging, voice and video. Our telephony service is a cloud-based solution that can help minimize costs, provides scale to match growing businesses and deploys applications faster. Our Integrated Telephony Management Solutions are fully integrated with most of our DMSs, Front Office/Vehicle Sales Solutions, Fixed Operations Solutions, and CRM Solutions.

Data Management and Business Intelligence Solutions

We provide an extensive portfolio of solutions that enable automotive retailers, OEMs and other participants in the automotive retail industry to solve problems associated with the highly fragmented systems and data across the industry. In conjunction with OEM or third party sponsored programs (and with automotive retailer consent), we use our highly automated capabilities to extract data from various DMSs, which we then cleanse, normalize and enhance to distribute to public and private franchised automotive retail groups, OEMs, consumer-facing websites and other industry participants. In addition, we provide data integration capabilities that link disparate industry systems and provide them with the ability to exchange data securely, reliably and in real time. Many OEMs and other industry participants in North America utilize our data management solutions to process millions of transactions every month. As an extension of our data management capabilities, we also provide various capabilities in business intelligence, which help us to turn complex data into actionable insights for our clients.

Implementation and Training Solutions

Our Implementation and Training Solutions are designed to deliver and configure technology and to develop and enhance end user utilization skills and productivity. Better technology utilization helps our clients optimize business results faster.

Client Support

We provide a full range of award-winning support services to our clients around the world. In many countries, clients can call a local support specialist or submit an inquiry online, respond to updates using web chat, find answers to hundreds of frequently asked questions, download documentation and access important resources to help improve employee productivity and increase system utilization.

Professional Services

We provide consulting services to our clients, offering in-depth analysis and recommendations for optimizing automotive retail processes. We help clients increase revenue opportunities, reduce expenses, mitigate risks and enhance customer sales transaction experiences in all areas of their retail business.

Digital Marketing Solutions

Clients

Our principal clients in our Digital Marketing business are automotive retailers and OEMs, with a particular focus on North America. We provide integrated marketing solutions for OEMs and their retail networks, as well as automotive retail groups. As a result, our clients are concentrated in the 10 OEM brands for which we have OEM endorsements. This network strategy enables us to offer coordinated marketing solutions with higher performance and value to our clients, in turn increasing network penetration and reducing client churn. We have approximately 7,900 active client websites in our Digital Marketing business. Our most significant OEM client is General Motors. We generate slightly more revenue in Digital Marketing Solutions from OEMs than from automotive retailers.

Services

We provide digital marketing solutions that allow retailers and OEMs to connect with customers and manage their brands. Our integrated digital marketing solutions help streamline the consumer’s path to our clients’ retail locations, linking spend in advertising by OEMs, maximizing exposure for the retailers’ message and minimizing competitive distractions by giving buyers the information they need. We benefit from an intimate understanding of the modern consumer purchase journey and have deep insights into shopper behavior with what we believe is the industry’s most comprehensive suite of digital marketing and predictive analytics solutions. As a result, we provide our clients with tangible and quantifiable business results, such as increased brand awareness and additional revenue, and consistently help them to improve their marketing return on investment.

Revenue in our Digital Marketing business is predominately generated from website services and digital advertising. Website services include development, management and hosting of websites, and related consulting. These revenues are generally based on monthly contractual subscriptions. Advertising revenues are based on contracted digital advertising spend levels from both automotive retailers and OEMs. We generate slightly more revenue from digital advertising than from website services.

The following table includes a list and summary description of the solutions we provide as part of our Digital Marketing business.

Solutions	Description
Websites	Proprietary internet content delivery platform

Advertising	Multi-channel advertising delivered through a proprietary advertising technology platform

Business Intelligence	Actionable insights delivered through advanced dashboards that use performance indicators

Marketing Services and Expertise	Digital marketing strategy consultancy and execution

Websites

We offer a highly scalable proprietary internet content delivery platform that delivers compelling, dynamic, personalized content to consumers on their device of choice in a manner that is coordinated across national, regional and local entities. This platform provides the automotive retailer with greater flexibility, control and results from their web presence while providing the OEM or automotive retailer network-wide visibility into marketing performance.

The content platform is offered with a range of added value solutions, such as advanced design customization and merchandising features, premium search engine optimization, reputation management and social media marketing. Our OEM clients have the ability to tailor the platform to reflect their brand, marketing and sales practices. With a wide variety of professional designs, our clients get a website that clearly and effectively communicates their brand and value proposition and differentiates them from the competition. We make it easy to add functionality and drive client engagement through advanced “drag and drop” design tools, configurable functionality and hundreds of third-party solutions that enable our clients to continue innovating and managing their digital storefront across desktop, tablet and smartphone devices.

Advertising

Our Digital Marketing business provides solutions that help automotive retailers and OEMs to more effectively communicate and establish the first point of contact with in-market prospective car buyers. Our advertising solutions are designed to optimize both (i) direct-response campaigns focused on generating specific consumer vehicle or repair and maintenance purchases or responses and (ii) brand campaigns geared towards lifting brand metrics. We conduct market research regularly to identify trends in the marketplace and understand shifting buyer preferences, which we translate into powerful insights for our clients. Our complete solution begins with an advertising service that allows our clients to amplify their brand awareness and manage online marketing campaigns. These multi-channel advertising packages can consist of a variety of media, such as paid search, display advertising, display remarketing, mobile content and campaign landing pages, among others.

Underlying these advertising services is a proprietary advertising technology platform designed for the unique structure of the automotive retail industry that dynamically adjusts content, spend and bidding across multiple marketing channels to optimize retail sales outcomes. As one of the largest purchasers of automotive retail advertising inventory, we leverage our relationships with premium content providers, shopping destinations and advertising channels, such as Amazon, Edmunds, Google and Yahoo, to optimize both reach and value for our clients.

Business Intelligence

Our Digital Marketing business employs over 100 business intelligence and data science professionals to develop insights and report on results from our proprietary data warehouse. These insights are delivered to our clients through advanced dashboards that use performance indicators that we believe are better correlated with sales outcomes than current standard industry practice. These insights are also used to develop models for our website and advertising execution, which optimize advertising return on investment for all of our clients. Additionally, we develop proprietary analytic models with high predictive value to inform our OEM clients of opportunities to improve their future business performance.

Marketing Services and Expertise

We provide digital marketing strategy consultancy and execution for our digital marketing clients through more than 500 marketing professionals who proactively engage our retailer clients, complementing their organizations with cost-effective outsourced digital marketing expertise from merchandizing and promotion through brand strategy. These services are both contracted by OEMs on behalf of their retailer networks and by retailers to supplement their internal resources and are an important contributor to client satisfaction and retention.

Sales and Marketing

Our sales and marketing functions are managed and organized to provide local agility and expertise. We primarily utilize direct sales channels for our Automotive Retail business, which target North America, Europe, Asia, the Middle East, Africa and Latin America. In addition, we make limited use of reseller and distributor relationships to sell in some smaller geographic markets where we have limited or no direct presence. We organize, locate and manage our sales professionals in discrete territories in our targeted geographies. Our direct sales groups focus on:

•	OEM Relationships—we have a team of professionals assigned to establish relationships with automotive OEMS, sell our solutions and manage our relationships beyond the initial sale, with targets for account performance and satisfaction; and

•	Public Franchised Automotive Retail Groups, Private Franchised Automotive Retail Groups, Private Single-Location Automotive Retailers, OEM Company-Owned Retail Locations and Independent Used Car Retailers—we target these automotive retailers through our sales force of over 700 sales professionals, who are responsible for lead generation, sales and account management for automotive retailers in North America and internationally.

Our sales strategy leverages our existing client relationships to enable us to offer additional solutions that help make our clients more competitive.

In our Digital Marketing business, we target OEMs and their retail networks and provide expert advice on managing both their online presence and digital marketing efforts. We have a dedicated team of over 100 Digital Marketing sales professionals whose goal is to identify and address the digital solutions needs of our larger clients. We measure the performance of our Digital Marketing business sales strategy by analyzing both the number of accounts managed and the dollar amount spent on digital marketing in those accounts. Our goal is to increase both the number of accounts and their digital marketing spend.

In connection with the separation and distribution, we will change our corporate name and operate under a new brand name. Under a separation and distribution agreement we will enter into with ADP prior to the distribution, we will obtain the right to use the ADP name and trademark in our business for a transitional period of approximately 12 months, except for the use of ADP trademark or logo on tangible materials acquired by us, which will be for a transitional period of approximately six months, while we phase out the use of such trademark in the operation of our business. We intend to market and enhance our new brand by, among other things, applying the new brand assets to our websites, search engine listings, traditional and digital marketing campaigns, social media accounts, printed marketing collateral, facilities signage, employee business cards, email signatures, trade show booths and our software solutions portfolio.

Though our business is not highly cyclical, it is seasonal. Our revenues experience volatility around seasonal consumer vehicle shopping activity. We address this cyclicality in sales by establishing annual quotas for each of our sales professionals. While this volatility is experienced throughout the industry, it is amplified in our Digital Marketing business, where advertising spend may vary significantly throughout the year given the increasing importance to OEMs and automotive retailers of capturing buyer attention during certain seasonal periods and major events such as the launch of a new vehicle model.

Our marketing group structure comprises approximately 80 professionals and is also aligned to our two primary businesses. It focuses on market research and analysis, developing new sales opportunities through a range of marketing communications including campaigns and trade exhibitions, and the positioning and branding of our solutions in the markets that we serve.

Technology and Operations

We have several information processing systems that serve as the foundation of our technology architecture. We are committed to maintaining extremely high levels of quality service through the use of our technology and people within an environment of continuous improvement.

Our mission-critical applications are designed to provide high levels of availability, scalability, reliability and flexibility. They operate on industry-standard enterprise architecture platforms that provide high degrees of horizontal and vertical scaling, enabling us to provide high degrees of system availability.

Many of our technology solutions are hosted in SSAE16 and ISAE3402 certified data centers. We seek to ensure the safety and integrity of our solutions utilizing industry best practices and resources, including clean and redundant power sources, redundant diesel generators, professional security staff, biometric scanners, secure and redundant networks, fire detection and suppression, a 24x7x365 operations center and secure and reliable storage area network for data backup and recovery. Our technology platforms are designed to be compatible with a host of desktop environments and are optimized to run on our servers. We currently employ over 300 IT professionals globally to develop and maintain our technology infrastructure.

Additionally, we are a leader in providing mobile applications for our Automotive Retail and Digital Marketing clients. The core value of these mobile applications lies in their ability to communicate with and operate in the automotive retail industry. We focus on both the compatibility and the operational efficiency of our mobile applications with our desktop applications in order to create seamlessly integrated solutions for our clients.

While the majority of our installed base of DMS solutions is hosted applications, our development focus and therefore our newest offerings, including our Website solutions and our most recent Front Office and Fixed Operations platforms, are cloud-based. We believe the combination of big data, predictive and prescriptive analytics and cloud technologies provide promise for a highly optimized suite of solutions. Consequently, we have invested heavily in hiring and developing over 100 business intelligence and data science professionals across our Automotive Retail and Digital Marketing businesses. We have also invested in hardware and software infrastructure (e.g., EMC Storage Area Networks, Greenplum and Tableau) to support the development of our data science capabilities.

Some of our key technology partnerships include Cisco, EMC Corporation, Google, Hewlett Packard, Microsoft, Pivotal, Puppet Labs, VMware and Yahoo.

Competition

Our industry is highly competitive and fragmented. We compete with a broad and diverse range of information, technology, services and consulting companies, as well as with the in-house capabilities of OEMs. Our competitors range from local providers to regional and global competitors. We believe, however, that no competitor provides the same combination of geographical reach and breadth of solutions that we do.

Automotive Retail

In our Automotive Retail business, our competitors vary by capabilities within the automotive retail value chain. They include:

•	DMS providers, including Reynolds and Reynolds, Dealertrack Technologies, Incadea, Auto/Mate, AutoSoft and various local and regional providers globally;

•	sales, marketing and F&I software and service providers, including Dealertrack Technologies, First Look, Market Scan Information Systems, StoneEagle Group, vAuto, VinSolutions and various local and regional providers globally;

•	providers of vehicle electronic registration solutions that compete with CVR, including AVRS, ELS, MVSC, TitleTec and triVIN (Dealertrack Technologies); and

•	providers of web-based automotive finance credit application and eContracting processors that compete with our Open Dealer Exchange joint venture with Reynolds and Reynolds, including Dealertrack Technologies and RouteOne.

The most significant competitive factors that we face in our Automotive Retail business are price, brand, breadth of features and functionality, scalability and service capability.

Digital Marketing

The primary competitors of our Digital Marketing business for OEM network endorsements are Dealer.com (Dealertrack Technologies), AutoTrader.com, Dominion Enterprises and Naked Lime (Reynolds and Reynolds). Several hundred specialty vendors and agencies offer website, digital marketing and third-party applications that can be alternatives to our services with individual automotive retailers and groups. We also compete with traditional marketing channels, such as print, radio and television, for a share of the automotive retailer’s marketing budget. The most significant competitive factors that we face in our Digital Marketing business are brand, breadth of features and functionality, scalability and service capability.

Regulation

The automotive retail industry is highly regulated and automotive retailers and OEMs are subject to a broad array of complex regulations governing virtually every aspect of their operations. Our clients must ensure their compliance with their regulatory requirements, and, in turn, we must ensure that our solutions effectively address their regulatory compliance needs.

Privacy and Data Security Laws

We are subject to a number of federal, state, and foreign laws and regulations regarding data governance and the privacy and protection of personal data. For example, under the GLB Act, automotive retailers are generally deemed to be regulated financial institutions and therefore are subject to the GLB Act and applicable regulations, including the FTC’s Privacy Rule and Safeguards Rule. In our capacity as a service provider to automotive retailers, we generally commit to our clients that we will process and use non-public personal information, such as information regarding their customers that we process in their DMS, consistent with the GLB Act and the related regulations. Similarly, many U.S. states and foreign jurisdictions have adopted regulations that require notification to individuals of a security breach relating to their sensitive personal data or that mandate minimum security standards with respect to the handling and transmission of such data. For a discussion of privacy and data security regulation and the potential impacts on our business, see “Risk Factors—Risks Relating to Our Business—Changes in regulations or consumer concerns regarding privacy and protection of consumer data, or any failure to comply with privacy and data protection obligations, could negatively impact our business, results of operations and financial condition.”

Automotive Retail Regulation

Because our Automotive Retail business delivers solutions across a broad spectrum of automotive retailer operations, our activities are impacted by a wide variety of federal, state, local and international laws and regulations. Central to the value of our Document Management Solutions, for example, is that the forms we provide for our clients meet the requirements of their applicable laws. Likewise, within our Front Office Solutions, our CVR service is dependent on our compliance with complex and detailed regulatory requirements. Across our portfolio of automotive retail solutions, we are focused on ensuring that we meet our regulatory compliance obligations and that our solutions enable our clients to comply with the laws and regulations applicable to them. See “Risk Factors—Risks Relating to Our Business—We are directly and indirectly subject to, and impacted by, extensive and complex regulation in the United States and abroad, and new regulations and/or changes to existing regulations may negatively impact our business, results of operations and financial condition,” for additional information regarding the application and impact of laws and regulations on our operations.

Digital Marketing Regulation

Our Digital Marketing clients must comply with an array of state and local laws specific to the advertising of automobiles, finance and insurance and related services. The advertising of automobile financing in the United States is generally subject to the federal Truth in Lending Act and attendant regulations, while the advertising of consumer automobile leases is subject to similar regulations under the Consumer Leasing Act and enabling regulations. In each case, the regulations prescribe the information, such as payment amount, payment period, term and interest rate, to be disclosed to a consumer in connection with the advertising of vehicle financing or a vehicle lease. Similarly, state and local laws establish requirements with respect to the advertising of vehicles and vehicle attributes, from the required elements of pricing information to the presentation of fuel efficiency data.

Some of our solutions include email marketing as a component, which is governed by a variety of U.S. federal, state, and foreign laws and regulations. In the United States, for example, the CAN-SPAM Act establishes requirements, such as mandatory opt-out mechanisms, for the distribution of “commercial” email messages for the primary purpose of advertising or promoting commercial products or services and provides for criminal and civil penalties for failure to comply. Individual states as well as some foreign jurisdictions, such as Australia, Canada and the European Union, have also enacted laws that regulate sending commercial email, some of which are more restrictive than the CAN-SPAM Act.

As with the majority of our solutions, the compliance obligation lies with our client and, in purchasing our solutions, our clients agree to use our services in compliance with applicable laws. Nonetheless, we strive to ensure that our solutions enable our clients to achieve and maintain that compliance.

Properties

As of March 31, 2014, we own or lease approximately 1.2 million square feet of real estate, consisting of office and other commercial facilities around the world. We own and maintain our global headquarters, totaling approximately 155,000 square feet, in Hoffman Estates, Illinois. We also own or lease 23 U.S. locations and 45 international locations. We regularly add or reduce facilities as necessary or appropriate to accommodate changes in our business operations. We believe that our facilities are adequate to meet our immediate needs, and that, if and when needed, we will be able to secure adequate additional space to accommodate future expansion.

Employees

As of March 31, 2014, we had a total of approximately 9,000 employees worldwide. None of our employees are represented by a collective bargaining agreement. We believe that relations with our employees are good.

Legal Proceedings

From time to time, we are involved in legal, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our business activities. We do not expect that an adverse outcome in one or more of these proceedings will have a material adverse effect on our business, results of operations, financial condition or liquidity.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding individuals who are expected to serve as our directors and executive officers following the distribution, including their anticipated positions with our company following the distribution. Each of our directors will serve for a term of one year.

All of our executive officers currently are officers and/or employees of ADP or its subsidiaries. After the distribution, none of these individuals will be employees of ADP.

Name	Age	Position(s)
Steven J. Anenen	60	Chief Executive Officer
Alfred A. Nietzel	52	Chief Financial Officer
Robert N. Karp	53	President, Automotive Retail North America
Andrew Dean	57	President, Automotive Retail International
Kenneth J. Gladish	50	General Counsel

Steven J. Anenen. Mr. Anenen is expected to serve as Chief Executive Officer of Dealer Services Holdings, Inc. Mr. Anenen has been with ADP for 39 years and was promoted to Group President of ADP Dealer Services, Inc. in 2004. Prior to this promotion, he held the position of Senior Vice President, North America Systems, ADP Dealer Services North America. In this role, which Mr. Anenen held for six years, he was responsible for sales, implementation and support of ADP Dealer Services’ major markets, which comprise over 80% of the dealer network in North America. Previously, Mr. Anenen was Vice President of the Major Markets Segment of ADP Dealer Services, Inc. He served as a General Manager of the Chicago Region for Dealer Services where he was Crystal Award recipient for Top Region of the Year five times. Mr. Anenen has held positions of increasing responsibility during his 38-year tenure with ADP. Prior to joining Dealer Services, he held positions of Director of Client Relations with ADP’s Employer Services Division, as well as General Manager of the Manufacturing/Wholesale Distribution Services Division.

Alfred A. Nietzel. Mr. Nietzel is expected to serve as Chief Financial Officer of Dealer Services Holdings, Inc. after serving as Chief Financial Officer and Chief Administrative Officer for ADP Dealer Services, Inc. Mr. Nietzel has been with ADP since 2001 and has served as Senior Vice President, Chief Financial Officer for Dealer Services, Chief Financial Officer for Employer Services Division and ADP’s Corporate Controller. Prior to joining ADP, Mr. Nietzel enjoyed a 17-year career with Gillette in numerous financial management roles in the United States, United Kingdom and Australia.

Robert N. Karp. Mr. Karp is expected to serve as our President, Automotive Retail North America, after serving as Senior Vice President, North America Operations and Sales, ADP Dealer Services. Mr. Karp joined ADP Dealer Services 1994. He has held a variety of roles within ADP Dealer Services, including Senior Vice President, eCommerce, Senior Vice President, North America Operations, Vice President, Strategic Accounts, Vice President, Alliance Segment, and Vice President, Client Relations. Prior to joining ADP Dealer Services, Mr. Karp held various general management and operations roles with IBM and PRC Corporation.

Andrew Dean. Dr. Dean is expected to serve as our President, Automotive Retail International, after serving as President, ADP Dealer Services International. Dr. Dean joined ADP Dealer Services in December 2005 following the acquisition of Kerridge Computer Company Limited. Prior to joining ADP Dealer Services, he was a Director of Kerridge, joining in 2002, managing their services business. Since joining ADP Dealer Services in 2005, he has held positions of increasing responsibility, including General Manager of Russia and the Middle East and Vice President of the U.K. and Ireland, until he was promoted to his current role in May 2011.

Kenneth J. Gladish. Mr. Gladish is expected to serve as General Counsel of Dealer Services Holdings, Inc. after serving as Vice President and Associate General Counsel for ADP Dealer Services, Inc., the General Counsel for the Dealer Services Business. Mr. Gladish has been with ADP since 1996, when he joined as Corporate Counsel. He was promoted to Senior Corporate Counsel in 1999, and then to his current role in 2001. Before joining ADP, Mr. Gladish was a corporate transactional associate with the law firm Sonnenschein Nath & Rosenthal LLP.

Board Structure

Our by-laws will provide that the number of directors on our board of directors will be determined by the board of directors. Each director will hold office until a successor is elected and qualified or until the director’s death, resignation or removal. Our directors may be removed for cause or no cause by a majority vote of stockholders. We expect that upon completion of the distribution,             will be independent, non-management directors who meet the criteria for independence required by NASDAQ. Except for             , we do not expect that any members of our board of directors will be employees of our company. Our board of directors limits membership of the Audit Committee, Compensation Committee and Nominating and Governance Committee to independent, non-management directors.

Our board of directors plans to adopt Corporate Governance Guidelines that, along with the charters of our board committees and our Code of Business Conduct and Ethics for employees and directors, will provide the framework for the governance of our company.

Board Committees

Audit Committee

Our Audit Committee will include at least three members, all of whom satisfy the independence, financial literacy, experience and expertise requirements of our Corporate Governance Guidelines, Section 10A-3 of the Exchange Act, NASDAQ and any other applicable regulatory requirements currently in effect. The principal functions of the Audit Committee are to:

•	oversee our accounting and financial reporting processes and related internal controls, the audit of our financial statements, and other matters as mandated under applicable laws, rules and regulations;

•	appoint, compensate, retain and oversee the work of the independent auditors (including resolution of disagreements between management and the independent auditors regarding financial reporting), including for the purpose of preparing its audit report;

•	review in advance and pre-approve all services to be provided by the independent auditors, as permitted by Section 10A of the Exchange Act, and to approve all related fees and other terms of engagement;

•	review and approve disclosures required to be included in our periodic reports filed under the Exchange Act;

•	review the performance of the internal auditors and the independent auditors on at least an annual basis; and

•	review, approve or ratify related person transactions pursuant to our related person transaction policy.

Compensation Committee

Our Compensation Committee will include at least three members, all of whom satisfy the independence requirements of our Corporate Governance Guidelines, NASDAQ and any other applicable regulatory requirements currently in effect. The principal functions of the Compensation Committee are to:

•	evaluate our Chief Executive Officer’s performance and set the Chief Executive Officer’s compensation based on such evaluation;

•	evaluate our other executive officers’ performance and set their compensation based on such evaluations; and

•	review and administer our compensation plans.

Nominating and Governance Committee

Our Nominating and Governance Committee will include at least three members, all of whom satisfy the independence requirements of our Corporate Governance Guidelines, NASDAQ and any other applicable regulatory requirements currently in effect. The principal functions of the Nominating and Governance Committee are to:

•	identify individuals qualified to become members of our board of directors;

•	recommend to the board of directors director nominees;

•	develop and recommend to the board of directors corporate governance guidelines applicable to the us; and

•	oversee the evaluation of the board of directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The following Compensation Discussion & Analysis (“CD&A”) discusses the material elements of fiscal year 2013 executive compensation programs for the following persons, who will be our named executive officers (“NEOs”).

•	Steven J. Anenen, our Chief Executive Officer;

•	Alfred A. Nietzel, our Chief Financial Officer;

•	John W.P. Holt, our Senior Vice President, Digital Marketing;

•	Robert N. Karp, our Senior Vice President, North American Operations and Sales; and

•	Andrew Dean, our Senior Vice President, Dealer Services International.

For clarity, throughout this Executive Compensation section, the foregoing persons are sometimes referred to as “our NEOs” or the “Dealer NEOs” in order to differentiate them from the named executive officers in ADP’s most recent proxy statement, who are sometimes referred to as the “ADP NEOs.”

Prior to the separation and distribution, we have been a business segment of ADP. As such, the compensation of our NEOs was determined by ADP’s senior management and the compensation committee of ADP’s board of directors, which we refer to in this CD&A as the “ADP compensation committee.” The compensation elements and processes discussed in this CD&A reflect ADP programs and processes that were in place prior to the separation and distribution with respect to compensation for fiscal year 2013. Following the separation and distribution, we will form our own Compensation Committee that will be responsible for approval and oversight of our executive compensation programs, which may differ from the compensation programs discussed below that were in place for fiscal year 2013.

The CD&A also provides an overview of ADP’s executive compensation philosophy and explains how the ADP compensation committee arrived at specific compensation decisions involving the NEOs. In addition, the CD&A explains how ADP’s executive compensation programs are designed and operate with respect to our NEOs by discussing the following fundamental aspects of ADP’s compensation programs:

•	compensation principles;

•	cash compensation;

•	long-term incentive compensation; and

•	other compensation components and considerations (including retirement benefits and deferred compensation).

Mr. Anenen, our Chief Executive Officer, is also an ADP NEO. The ADP compensation committee approved compensation for Mr. Anenen and the other Dealer NEOs (in addition to the other ADP NEOs) during fiscal year 2013. When making these decisions, the ADP compensation committee considered recommendations from the chief executive officer of ADP. As described in more detail below, the ADP compensation committee approved the annual bonus plan targets and objectives for Mr. Anenen (and Mr. Anenen approved the annual bonus plan targets and objectives for the other Dealer NEOs).

Executive Summary

Fiscal Year 2013 Business Highlights

ADP achieved solid results for fiscal year 2013, reflecting the strength of its underlying business model, including the diversity of its client base and products, against the uneven global economic recovery. ADP’s organic revenue growth improved each quarter during fiscal year 2013. ADP’s focus on product innovation and improvements in sales force productivity has led to growth in new business bookings ahead of its expectations to 11% for the year. Worldwide client revenue retention in ADP’s Employer Services segment increased to 91.3%, a new record level. Aided by its strong financial performance, ADP returned nearly $1.5 billion in excess cash to its stockholders through cash dividends and share buybacks during fiscal year 2013 in line with its longstanding commitment to stockholder friendly actions. ADP’s common stock generated a total stockholder return of 27% in fiscal year 2013, compared to a total stockholder return of 21% for the S&P 500 Index over the same period. The ADP compensation committee considered ADP’s strong financial performance in its discussion regarding ADP’s incentive plans, and believes that incentive plan payouts (including payouts to Mr. Anenen and the other Dealer NEOs) are commensurate with ADP’s performance.

ADP’s financial performance in fiscal year 2013 impacted the compensation of Mr. Anenen and the other Dealer NEOs in several ways, most notably the annual cash bonus plan and performance-based restricted stock program (or in the case of Mr. Dean, the performance-based restricted unit program). The ADP compensation committee’s determination of incentive compensation under ADP’s cash bonus program for all of its executive officers, not just our NEOs, was based on fiscal year 2013 revenue growth of 7.1% compared to a target of 7%, excluding the effect of foreign exchange movement, and adjusted operating income growth of 4.2% compared to a target of 4.5%. The incentive compensation under the performance-based restricted stock program (or in the case of Mr. Dean, the performance-based restricted unit program) was based on fiscal year 2013 adjusted earnings per share growth of 6.3% compared to a target of >5% to 7%. The actual operating income and earnings per share results considered by the ADP compensation committee exclude the impact of certain non-recurring items consisting of a goodwill impairment charge in fiscal year 2013 related to the acquisition of the ADP AdvancedMD® business in the third quarter of fiscal year 2011 and a gain resulting from the sale of certain assets completed in the second quarter of fiscal year 2012. In fiscal year 2013, our NEOs received cash bonuses that averaged approximately 106.7% of target. ADP’s one-year earnings per share growth for fiscal year 2013 resulted in awards to Mr. Anenen and the other Dealer NEOs of restricted stock under the performance-based restricted stock program (or in the case of Mr. Dean, restricted units under the performance-based restricted unit program) at 100% of target.

Good Governance and Best Practices

ADP is committed to ensuring that its compensation programs reflect principles of good governance. The following practices are key aspects of ADP’s programs:

•	Pay for performance: ADP designs our compensation programs to link pay to performance and levels of responsibility, to encourage our executive officers to remain focused on both the short-term and long-term operational and financial goals of the company, and to link executive performance to stockholder value.

•	Clawback policy: ADP maintains a compensation recovery—or “clawback” —provision in its 2008 Omnibus Award Plan.

•	Stock ownership guidelines: ADP maintains stock ownership guidelines to encourage equity ownership by its executive officers and certain other executives (including the Dealer NEOs other than Mr. Dean). Under this ADP policy, Mr. Anenen is subject to a stock ownership guideline of three times base salary, and the other Dealer NEOs (other than Mr. Dean) are subject to a stock ownership guideline of one times base salary. Executives whose ownership levels are below targeted ownership levels are required to retain as shares of common stock at least (i) 75% of post-tax net gains on stock option exercises and (ii) 75% of shares (net of taxes) received upon vesting of restricted stock.

•	Double trigger on change in control payments: ADP’s Change in Control Severance Plan for Corporate Officers (in which Mr. Anenen and the other Dealer NEOs (other than Mr. Dean), as well as the ADP NEOs, participate) is based on a “double trigger,” such that payments of cash and vesting of equity awards occur only if termination of employment without cause or with good reason occurs during the 3-year period after a change in control.

•	Limited perquisites: ADP provides limited, reasonable perquisites that are viewed as consistent with its overall compensation philosophy.

•	Corporate governance: As part of ADP’s commitment to principles of good governance, it adheres to the following policies and practices:

•	Anti-hedging policy: ADP prohibits its directors and executive officers from engaging in any hedging or similar transactions involving ADP securities.

•	Anti-pledging policy: ADP prohibits its directors and executive officers from holding ADP securities in a margin account or pledging ADP securities as collateral for a loan.

•	No repricing of underwater stock options: ADP does not lower the exercise price of any outstanding stock options.

•	No discount stock options: The exercise price of stock options is not less than 100% of the fair market value of ADP common stock on the date of grant.

•	No Internal Revenue Code Section 280G or 409A tax gross-ups: ADP does not provide tax gross-ups under our change in control provisions.

•	Independence of ADP’s compensation committee and advisor: The compensation committee of ADP’s board of directors, which is made up solely of independent directors, utilized the services of Frederic W. Cook & Co., Inc. (“Cook & Co.”), as an independent compensation consultant. Cook & Co. reports to the ADP compensation committee, does not perform any other services for ADP other than in connection with an annual review of competitive director compensation for the nominating/corporate governance committee of ADP’s board of directors and has no economic or other ties to the company or the management team that could compromise their independence and objectivity.

We are equally committed to principles of good governance, and we expect that, following the separation and distribution, our compensation programs will be generally consistent with the foregoing principles.

Fiscal Year 2013 Executive Compensation Highlights

For fiscal year 2013, ADP maintained annual cash bonus targets at fiscal year 2012 levels and increased the base salary of Mr. Anenen and the other Dealer NEOs by an average of 3.1%. The design and targeted mix of ADP’s performance-based restricted stock (“PBRS”), or in the case of Mr. Dean, performance-based restricted units (“PBRUs”), and stock option programs remained unchanged from fiscal year 2012. However, the vesting period for PBRS grants and PBRU grants that applies after the conclusion of the 12-month performance period was extended to 12 months from 6 months. Further, the cash payment in respect of PBRUs earned in respect of fiscal years 2012 and prior were valued at the U.S. dollar value of one share of ADP common stock on the date on which the earned units were issued to participants under the PBRU program (i.e., September 2012 in respect of 2012 performance). The cash payment in respect of PBRUs earned in respect of fiscal year 2013 will equal the U.S. dollar value of one share of ADP common stock on the date on which the earned units vest under the PBRU program (i.e., September 2014 in respect of 2013 performance). A summary of fiscal year 2013 total direct compensation for our NEOs is set forth in the following table, and additional detail is presented in the subsequent discussion as well as the tables and narratives that follow this CD&A:

Named Executive Officer	Base Salary	Annual Bonus	PBRS/PBRU(1)	Stock Options(1)	Total
Mr. Anenen	$462,376	$332,726	$514,350	$155,160	$1,464,612
Mr. Nietzel	$321,980	$213,923	$182,880	$68,960	$787,653
Mr. Holt	$423,330	$210,151	$779,695	$68,960	$1,482,136
Mr. Karp	$291,203	$150,817	$211,455	$68,960	$722,435
Mr. Dean(2)	$287,690	$140,967	$154,893	$26,722	$610,272

(1)	Equity amounts are the grant date fair values for the fiscal year 2013 equity awards, which are the same amounts disclosed in the “Summary Compensation Table for Fiscal Year 2013” in this information statement. Mr. Holt’s amount includes a time-based restricted stock award with a grant date fair value of $568,240.
(2)	The dollar amount of all cash compensation delivered to Mr. Dean as disclosed herein was calculated by converting to U.S. dollars the actual amounts delivered to him in British pounds based on the spot foreign exchange rate on June 30, 2013, of 1.5213 U.S. dollar to 1 British pound.

Compensation Principles

ADP believes that compensation should be designed to create a direct link between performance and stockholder value. Five principles that guide ADP’s decisions involving executive compensation are that compensation should be:

•	based on (i) the overall performance of the company, (ii) the performance of such executive’s business unit, and (iii) each executive’s individual performance;

•	closely aligned with the short-term and long-term financial and strategic objectives that build sustainable long-term stockholder value;

•	competitive, in order to attract and retain executives critical to ADP’s long-term success;

•	consistent with high standards of corporate governance and best practices; and

•	designed to discourage the incentive for executives to take excessive risks or to behave in ways that are inconsistent with ADP’s strategic planning processes and high ethical standards.

ADP’s compensation programs are designed so that target pay reflects relative levels of responsibility among its key executives, and such that the proportion of pay tied to operating performance and changes in stockholder value varies directly with the level of responsibility and accountability to stockholders. ADP assigns all executives to pay grades by comparing their position-specific duties and responsibilities with market data and our internal management structure. Each pay grade has a base salary range and a total annual cash compensation range, as well as ranges for annual equity grants. Executives are positioned within these ranges based on a variety of factors, most notably their experience and skill set and their performance over time.

ADP designs its performance-based compensation so that actual, realized compensation will vary relative to the target award opportunity based on performance. As such, actual compensation amounts may vary above or below targeted levels depending on performance of a business unit and achievement of individual performance goals. ADP has adopted this compensation design to provide meaningful incentives for its key executives to achieve excellent results. ADP also believes that it is important for its executive officers and other senior executives (which include the Dealer NEOs, other than Mr. Dean) to have an ongoing long-term investment in the company as outlined in this information statement under “Stock Ownership Guidelines.”

Growth in revenue and operating income are important performance measures in annual cash bonus determinations, and earnings per share growth is used to determine the number of shares earned in a performance period under ADP’s PBRS program (or in the case of Mr. Dean, units earned in a performance period under ADP’s PBRU program). These performance criteria were chosen by ADP for the variable incentive plans because they focus participants (including Mr. Anenen and the other Dealer NEOs, as well as the ADP NEOs) on the company’s long-term strategic goals of increasing the growth and profitability of its business, which are the key drivers of sustainable increases in stockholder value. ADP uses diluted earnings per share from continuing operations as the earnings per share measurement.

Elements of Compensation

The following table summarizes the major elements of ADP’s fiscal year 2013 executive officer compensation programs.

Compensation Element	Objectives	Key Characteristics
Base Salary	To provide a fixed amount for performing the duties and responsibilities of the position	Determined based on overall performance, level of responsibility, pay grade, competitive compensation data, and comparison to other company executives

Annual Cash Bonus	To motivate executive officers to achieve individual, business unit, and company-wide business goals	Payment based on achievement of target individual, business unit, and company-wide business goals

Performance-Based Restricted Stock (PBRS) Awards and Performance-Based Restricted Unit (PBRU) Awards	To motivate executive officers to achieve certain longer-term goals and create long-term alignment with stockholders	• Awards based on target growth in earnings per share • Shares (or, for PBRUs, cash) issued following applicable performance period, subject to an additional vesting period

Stock Options	To align the interests of executive officers with long-term stockholders’ interests and ensure that realized compensation occurs only when there is a corresponding increase in stockholder value	• Granted annually based on pay grades and individual performance • Grants vest over four years

Consistent with a pay for performance philosophy, compensation for Mr. Anenen and the other Dealer NEOs is structured with a significant portion of their total compensation at risk and paid based on the performance of ADP and the performance of the Dealer Services business unit. The mix of total direct compensation (base salary, cash bonus, and long-term incentive awards) for fiscal year 2013 was designed to deliver the following approximate proportions of total compensation to Mr. Anenen, our chief executive officer, and the other Dealer NEOs (on average) if company and individual target levels of performance are achieved.

Compensation Consultant

The ADP compensation committee has engaged Cook & Co. to provide assistance with the design of ADP’s compensation programs. The specific matters on which Cook & Co. provided advice in fiscal year 2013 were the design of executive compensation programs and practices, including the changes to long-term incentives and ADP chief executive officer pay levels. In June 2012, Cook & Co. examined the mix of proposed PBRS awards (or in the case of Mr. Dean, PBRU awards) and stock option grants for Mr. Anenen and the other ADP NEOs in fiscal year 2013 and confirmed that the proposals for them appeared reasonable and customary, given ADP’s size and structure.

As part of its ongoing support to the ADP compensation committee, Cook & Co. also reviews executive compensation disclosures, reviews and provides comments on changes to the committee’s charter, advises on emerging trends and the implications of regulatory and governance developments, and reviews and provides commentary on materials and proposals prepared by management that are presented at the committee’s meetings.

The ADP compensation committee determined that the work of Cook & Co. did not raise any conflicts of interest in fiscal 2013. In making this assessment, the ADP compensation committee considered the independence factors enumerated in Rule 10C-1(b) under the Exchange Act and applicable NASDAQ listing standards, including the fact that Cook & Co. does not provide any other services to ADP, the level of fees received from ADP as a percentage of Cook & Co.’s total revenue, policies and procedures employed by Cook & Co. to prevent conflicts of interest, and whether the individual Cook & Co. advisers to the ADP compensation committee own any stock of ADP or have any business or personal relationships with members of the ADP compensation committee or ADP’s executive officers.

Compensation Review and Determination

ADP’s annual pay review focuses on base salary, annual cash bonus, and long-term equity incentives. In determining the compensation of Mr. Anenen and the other Dealer NEOs, the ADP compensation committee considers the type of business we are in and the nature of our organization. The ADP compensation committee also considers market data provided by its independent compensation consultant and by management. The ADP compensation committee examines summary compensation sheets detailing the amounts and mix of base salary, cash bonus, and equity grants for each of the ADP NEOs, including Mr. Anenen, and also for the Dealer NEOs, which compare the amounts and mix to competitive compensation practices. ADP generally targets base salary, annual cash bonus, and long-term equity incentives at the median of competitive compensation levels, but will set targets above or below the median when warranted in the judgment of the ADP compensation committee. The degree to which target compensation ranges above or below the median competitive rate is based on each executive’s skill set and experience relative to market peers. Executives who are new in their roles and therefore less experienced than market peers are typically positioned lower in the range, whereas executives with long tenure in their role may be positioned higher in the range.

ADP consults different sets of compensation data reflecting the levels and practices of different groups of businesses to determine competitive compensation levels for Mr. Anenen, as well as the other Dealer NEOs.

With respect to the total cash and long-term incentive compensation for Mr. Anenen, as well as the other Dealer NEOs, ADP management provided the ADP compensation committee with competitive compensation market data based on compensation surveys reflecting the pay practices of publicly traded companies. The surveys used were the Towers Watson U.S. General Industry Executive Database, the Hewitt Associates Executive Total Compensation by Industry Survey, the Mercer Human Resources U.S. General Industry Executive Database, and the Equilar Inc. Top 25 Database. The number of companies included in the surveys ranged from 12 to 190. The companies included were based on a revenue range such that the median company revenue approximates the annual revenue of ADP.

Differences in Compensation of Our Named Executive Officers

When determining the compensation level for our Chief Executive Officer, the ADP compensation committee reviews each individual compensation element based on the previous year’s level, as well as how the proposed level for that individual element would compare to the other executive officers. The aggregate level for our Chief Executive Officer’s compensation is compared against the executive’s previous year’s totals and against compensation of other executive officers of ADP. Mr. Anenen conducted a similar process with respect to the determination of compensation for the other Dealer NEOs.

Cash Compensation

Base Salary

Base salaries are a fixed amount paid to each executive for performing his normal duties and responsibilities. ADP determined the amount based on the executive’s overall performance, level of responsibility, pay grade, competitive compensation practices data, and comparison to other company executives. Based on these criteria, our NEOs received the following annual salary increases in fiscal year 2013:

Named Executive Officer	Fiscal Year 2012 Salary	Increase	Fiscal Year 2013 Salary
Mr. Anenen	$450,000	2.8%	$462,376
Mr. Nietzel	$312,602	3.0%	$321,980
Mr. Holt	$412,000	2.8%	$423,330
Mr. Karp	$280,002	4.0%	$291,203
Mr. Dean	$279,311	3.0%	$287,690

These salary increases were made effective July 1, 2012, the first day of the 2013 fiscal year.

Annual Cash Bonus

Overview

ADP paid Mr. Anenen and the other Dealer NEOs cash bonuses for fiscal year 2013 based on the attainment of individual, Dealer Services business unit, and ADP company-wide business goals established at the beginning of the fiscal year.

For each NEO, ADP established a target bonus amount, which was initially expressed as a percentage of projected year-end annual base salary. This target bonus percentage ranged from 40% to 70% of base salary. ADP also assigned a percentage value to each bonus component of each NEO’s annual cash bonus plan and then determined the target bonus amount linked to each component. ADP established these performance ranges to provide Mr. Anenen and the other Dealer NEOs with a strong incentive to exceed the targets. The maximum bonus payment to our NEOs is 175% of their respective target bonus levels. There is no minimum payment level, and the entire award opportunity is forfeited if threshold performance goals are not achieved.

The ADP compensation committee established and approved the annual target bonus objectives and award opportunities for each of the ADP NEOs, including Mr. Anenen. In making these determinations, the ADP compensation committee considered a variety of factors including market data, each officer’s relative level of responsibility, and the ADP chief executive officer’s recommendations for executives other than himself. The annual target bonus objectives and award opportunities for the other Dealer NEOs were developed and established by Mr. Anenen, based largely on the objectives and opportunities that were applicable to Mr. Anenen. Mr. Anenen and the other Dealer NEOs participate in the discussions surrounding their bonus objectives so that they can provide their input and understand the expectations of each bonus plan component, but they did not participate in the setting of the target award opportunities. Each NEO receives a final version of his individualized bonus plan after it has been approved by the ADP compensation committee (or by Mr. Anenen, for the other Dealer NEOs). Except in extraordinary circumstances, ADP does not modify bonus objectives during the fiscal year, and no bonus objectives were modified during fiscal year 2013.

The ADP compensation committee reviewed the performance of Mr. Anenen relative to his annual fiscal year target bonus plan objectives at its regularly scheduled August meeting, which is the first meeting following the end of the fiscal year. Based on this review, the ADP compensation committee determined and approved the annual cash bonus for Mr. Anenen. Mr. Anenen reviewed the performance and approved the annual cash bonuses for each of the other Dealer NEOs.

Named Executive Officers’ Fiscal Year 2013 Bonuses

Following the conclusion of fiscal year 2013, the ADP compensation committee considered the performance of ADP, the business units (including Dealer Services), and Mr. Anenen for the 2013 fiscal year against his bonus objectives, and assessed which of the individual bonus targets were met, exceeded, or not fully achieved. Mr. Anenen performed a similar review for the other Dealer NEOs. The chart below sets forth the approved annual cash bonuses for our NEOs:

Named Executive Officer	Target Bonus as % of Base Salary	Target Bonus Amount	Maximum Bonus as % of Target	Actual Bonus Amount	Bonus Amount as % of Target
Mr. Anenen	70%	$323,700	175%	$332,726	102.8%
Mr. Nietzel	63%	$202,847	175%	$213,923	105.5%
Mr. Holt	50%	$211,665	175%	$210,151	99.3%
Mr. Karp	50%	$145,601	175%	$150,817	103.6%
Mr. Dean	40%	$115,076	175%	$140,967	122.5%

Fiscal Year 2013 Target Bonus Objectives

Each objective for our NEOs was satisfied as set forth below:

	Mr. Anenen		Mr. Nietzel		Mr. Holt		Mr. Karp		Mr. Dean
Bonus Objectives	Target Weight	Payout as % of Target	Target Weight	Payout as % of Target	Target Weight	Payout as % of Target	Target Weight	Payout as % of Target	Target Weight	Payout as % of Target
Revenue Growth	15.0%	102.8%	—	—	—	—	—	—	—	—
Operating Income Growth	20.0%	96.4%	—	—	—	—	—	—	—	—
Division Financial Performance	35.0%	100.9%
Strategic Objectives	30.0%	109.3%
Dealer Revenue Growth	—	—	15.0%	99.3%	10.0%	101.6%	10.0%	99.3%	4.5%	99.3%
Dealer Operating Income Growth	—	—	20.0%	98.4%	15.0%	91.8%	15.0%	98.4%	5.5%	98.4%
Divisional Sales Growth	—	—	15.0%	120.7%	7.5%	113.1%	7.5%	107.5%	10.0%	187.4%
Divisional Revenue Growth	—	—	—	—	7.5%	91.1%	7.5%	101.2%	10.0%	94.6%
Divisional Operating Income Growth	—	—	—	—	10.0%	22.3%	10.0%	91.8%	20.0%	151.5%
Business Retention	—	—	10.0%	107.8%	10.0%	148.2%	10.0%	105.5%	10.0%	66.3%
Leadership and Human Capital	—	—	10.0%	120.0%	10.0%	120.0%	10.0%	115.0%	10.0%	130.0%
Individual Objectives	—	—	30.0%	100.0%	30.0%	103.3%	30.0%	106.7%	30.0%	115.0%

The bonus objectives were designed to reward achievement of goals that are aligned with the key components of ADP’s operational and strategic success, the degree to which Mr. Anenen and the other Dealer NEOs have responsibility over overall ADP performance or individual Dealer Services division results, and to provide a set of common objectives that facilitate collaborative engagement. The ADP compensation committee established the following financial goals for Mr. Anenen:

Revenue Growth: 7% as a target objective, 200% of target was to be awarded for revenue growth of 11% or more, and 0% of target was to be awarded for revenue growth below 2.5%.

Operating Income: 4.5% as a target objective, 200% of target was to be awarded for operating income growth of 8.5% or more, and 0% of target was to be awarded for negative operating income growth.

Division Financial Performance: Successfully achieve net operating income, client retention and sales, equal to Dealer Services target results for fiscal year 2013.

Strategic Objectives for Mr. Anenen:

•	Increase percent of new product R&D spend as a percent of total R&D.

•	Complete platform migration and rationalizations planned for fiscal year 2013.

•	Improve market share gains against key competitors.

•	Establish a business process improvement program.

•	Achieve at least 1% of plan revenue through strategic acquisitions and pursue strategic divestitures.

•	Solidify leadership team and build talent pipeline. Build a solid succession plan for senior leadership team. Continue to drive improvement in diversity. Achieve positive year-over-year improvement in associate survey engagement scores.

Mr. Anenen established the following goals for the other Dealer NEOs:

•	Dealer Services Revenue Growth

•	Dealer Services Operating Income Growth

•	Divisional Sales Growth

•	Divisional Revenue Growth

•	Divisional Operating Income Growth

•	Business Retention

•	Human Capital and Leadership Development

In addition, Mr. Anenen established the following individual objectives for the other Dealer NEOs:

Mr. Nietzel:

•	Establish a business process improvement program.

•	Successful execution and/or integration of acquisitions.

•	Improve margins for the Digital Marketing Group and develop sustainable programs for fiscal year 2013 and beyond.

•	Increase percent of new product R&D spend as a percent of total R&D.

•	Move to transaction- versus user-based pricing models.

•	Drive corporate-sponsored decision support.

Mr. Holt:

•	Sign and implement renewed General Motors relationship with significant revenue lift.

•	Improve margins for the Digital Marketing business and develop sustainable programs for fiscal year 2013 and beyond.

•	Expand internationally and penetrate top dealer groups.

•	Increase the percentage of dealers using Digital Marketing solutions.

Mr. Karp:

•	Improve Net Promotor Scores.

•	Grow market share.

•	Successful execution and growth of Service Edge solution.

•	Seamless integration of Front Office Edge solutions.

•	Move to transaction- versus user-based pricing models.

•	Drive corporate-sponsored decision support.

Mr. Dean:

•	Grow market share.

•	Increase percent of new product R&D spend as a percent of total R&D.

•	Successful execution of Autoline priorities.

•	Integrated solutions success (BI/Transparent Workshop/Mobile).

•	Improve margins.

•	Develop strategy for Russia and AutoMaster.

Long-Term Incentive Compensation Programs

ADP believes that long-term incentive compensation is a significant factor in attracting and retaining key executives and in aligning their interests directly with the interests of ADP’s stockholders. For fiscal year 2013, long-term incentives were awarded in the form of PBRS/PBRU awards and stock option grants. The ADP compensation committee selected these awards because they ensure that the overall long-term incentive program is tied closely to changes in stockholder value and the degree to which critical operating objectives are attained, and they support ADP’s talent retention objectives.

Based on a long-term incentive compensation study conducted with the assistance of Cook & Co., ADP rebalanced the weighting of PBRS awards (or in the case of Mr. Dean, PBRU awards) and stock option grants. As a result, for Mr. Anenen and each of the other Dealer NEOs (except for Mr. Dean), ADP targeted a long-term incentive compensation mix of 70% PBRS and 30% stock options. For Mr. Dean, ADP targeted a long-term incentive mix of 80% PBRUs and 20% stock options.

The ADP compensation committee may also from time to time grant discretionary awards of time-based restricted stock. These awards are for special situations and are not considered in the target allocation of total long-term incentive compensation between PBRS awards and stock option grants. No such awards were made to Mr. Anenen or the other Dealer NEOs in fiscal year 2013.

As part of ADP’s annual market analysis of compensation data, ADP compares its long-term equity incentive grant values with competitive levels. ADP establishes share grant target amounts or ranges of target amounts for each executive level by setting such target amounts, and the midpoints of such ranges of target amounts, at the market median levels. The ADP compensation committee expects to review the share grant targets and target ranges annually to ensure that the resulting awards based on current stock price and option fair value remain generally consistent with ADP’s median compensation philosophy.

Prior to the beginning of each fiscal year, ADP analyzes the target PBRS award (or in the case of Mr. Dean, PBRU award) and stock option grant levels to confirm that its desired target long-term incentive compensation values are appropriate in the context of the compensation studies referred to under “Compensation Review and Determination” above. When comparing ADP’s desired values to these compensation studies, ADP looks at both equity elements in total.

At its August 2012 meeting, the ADP compensation committee approved target awards of one-year performance-based restricted stock (or in the case of Mr. Dean, performance-based restricted units) for fiscal year 2013 for ADP corporate officers and executives (including Mr. Anenen and the other Dealer NEOs). At its January 2013 meeting, the ADP compensation committee approved stock option grants for ADP corporate officers and executives (including Mr. Anenen and the other Dealer NEOs). PBRS awards (or in the case of Mr. Dean, PBRU awards), at target, and stock option grants for fiscal year 2013 are summarized in the table below:

Named Executive Officer	Target PBRS/PBRU Award	Stock Options
Mr. Anenen	9,000	18,000
Mr. Nietzel	3,200	8,000
Mr. Holt	3,700	8,000
Mr. Karp	3,700	8,000
Mr. Dean	2,650	3,100

Performance-Based Restricted Stock and Performance-Based Restricted Units

ADP uses a performance-based restricted stock program (or in the case of Mr. Dean, a performance-based restricted unit program), in which vesting occurs over a multi-year period, to align the compensation of its key executives with long-term company operating performance, to create commonality of interest between executives and stockholders, and to support talent retention objectives.

With respect to the PBRS and PBRU program, ADP communicates in the first quarter of each fiscal year the target number of shares of restricted stock (or units) subject to a PBRS (or PBRU) award if ADP achieves 100% of the designated performance objective. After the conclusion of the one-year performance period, the ADP compensation committee determines the extent to which the performance objective was achieved, and the applicable percentage of the number of target shares (or units), if any, that have been earned. The earned shares will be issued in the following September (i.e., September 2013 in respect of fiscal year 2013 performance) in the form of restricted stock (and in the case of the PBRU awards, in the form of restricted units), which are subject to time-based vesting. The fiscal year 2013 PBRS and PBRU programs require a one-year vesting period (such that the restricted shares and units earned in respect of fiscal year 2013 performance would vest in September 2014). In the case of the PBRUs, the earned units will be settled by a cash payment (at the same time that the restricted shares under the PBRS program would vest). The cash payment in respect of each earned unit will equal the U.S. dollar value of one share of ADP common stock on the date on which the earned units vest under the PBRU program (i.e., September 2014 in respect of 2013 performance), converted to the participant’s local currency on the date of payment.

In August 2012, ADP established that earnings per share growth for fiscal year 2013 of more than 5% would be required to receive the awards at the target level, and the awards would be adjusted upward or downward at the end of the performance period as follows:

Earnings Per Share Growth	Restricted Stock/Unit Grant as Percentage of Target
0% or under	0%
>0% to 1%	50%
>1% to 3%	75%
>3% to 5%	85%
>5% to 7%	100%
>7% to 9%	115%
>9% to 11%	125%
Over 11%	150%

ADP’s earnings per share growth for fiscal year 2013 was 6.3%, resulting in awards of restricted stock (or in the case of Mr. Dean, restricted units) at 100% of target level. These shares of restricted stock were issued in September 2013 and will vest fully in September 2014 subject to the executive’s continued employment through the vesting date, and Mr. Dean’s restricted units will be settled in cash in September 2014 subject to his continued employment through the payment date. Dividends are paid only with respect to shares of restricted stock that have been issued (and are not payable in respect of PBRUs).

Stock Options

ADP grants stock options to Mr. Anenen and the other Dealer NEOs based upon their pay grades. Stock options generally vest over four years. The grant level for each pay grade is determined based on ADP’s annual review of its long-term incentive compensation program. ADP’s chief executive officer will recommend to the ADP compensation committee the number of stock options for Mr. Anenen and the other Dealer NEOs.

While the ADP compensation committee can consider a stock option grant at any time, it makes its regularly scheduled stock option grants at its first meeting in January of each calendar year. The ADP compensation committee generally sets its calendar of meetings in August of each year, and does not coordinate the January meeting date, or any other meeting dates, with any regularly scheduled announcement or corporate event. Additional stock option grants may be made to assist ADP in recruiting, promoting, or retaining executives.

Time-Based Restricted Stock

The ADP compensation committee may from time to time grant discretionary awards of time-based restricted stock to assist us in the recruitment, promotion, and retention of executives. Mr. Holt (but not any of the other Dealer NEOs) received a time-based restricted stock grant in fiscal year 2013.

Other Compensation Components and Considerations

In addition to the compensation components discussed above and the opportunity to participate in the same ADP Employees’ Savings-Stock Purchase Plan and the same ADP health and welfare benefits available to ADP’s U.S. associates generally (or in the case of Mr. Dean, to ADP’s U.K. associates generally), ADP offers Mr. Anenen and the other Dealer NEOs retirement benefits, deferred compensation, limited perquisites, and (except for Mr. Dean) change in control protection. ADP believes these additional benefits are fair, competitive, consistent with its overall compensation philosophy, and designed to ensure that we can effectively retain Mr. Anenen and the other Dealer NEOs as well as effectively compete for executive talent.

Retirement Benefits

Prior to the separation and distribution, all of our U.S.-based executive officers were eligible to participate in the Automatic Data Processing, Inc., Retirement and Savings Plan (ADP’s 401(k) plan) and were automatically enrolled in the Automatic Data Processing, Inc., Pension Retirement Plan (a tax-qualified, defined benefit, cash balance pension plan). These plans are generally available to all ADP U.S. associates. Prior to the separation and distribution, our executive officers (other than Mr. Dean) also participate in the Automatic Data Processing, Inc., Supplemental Officers Retirement Plan, which provides retirement benefits in excess of those generally available under ADP’s qualified cash balance pension plan. The Automatic Data Processing, Inc., Supplemental Officers Retirement Plan enables ADP to attract and retain experienced senior executive talent necessary to achieve growth by providing for their financial security following their retirement and provides these executive officers with a retirement benefit targeted to a competitive income replacement ratio at normal retirement age. Mr. Dean participates in a defined contribution retirement plan maintained for the benefit of ADP’s U.K.-based employees.

Deferred Compensation

Prior to the separation and distribution, all of our executive officers (other than Mr. Dean) were eligible to defer into a deferred compensation account all or a portion of their annual cash bonuses. ADP makes this program available to our executive officers to be competitive, to facilitate the recruitment of new executives, and to provide our executive officers with a tax-efficient way to save for retirement. ADP does not match deferrals by these executive officers or otherwise contribute any amounts to Mr. Anenen’s or the other Dealer NEOs’ deferred compensation amounts. ADP generally does not consider the executive’s deferred account balances, or investment earnings or losses on such balances, when it makes compensation decisions because the value of such accounts reflects the contributions made by the individual executives and the earnings thereon.

Perquisites

ADP provides Mr. Anenen and the other Dealer NEOs with the use of automobiles leased by ADP. Consistent with its policy towards all attendees, ADP pays for the spouses of our executive officers to accompany them to our annual sales President’s Club events. In addition, the ADP Foundation has historically made contributions that match the charitable gifts made by our executive officers up to a maximum which varies by the officer’s position (to as much as $20,000 per calendar year).

ADP did not make any tax gross-up payments to our NEOs in fiscal year 2013.

Change in Control and Severance Arrangements

The Automatic Data Processing, Inc., Change in Control Severance Plan for Corporate Officers is designed (i) to retain ADP’s corporate officers and staff vice presidents and (ii) to align their interests with ADP’s stockholders’ interests so that they can consider transactions that are in the best interests of ADP stockholders and maintain their focus without concern regarding how any such transaction might personally affect them. Mr. Anenen and each of the other Dealer NEOs (other than Mr. Dean) participate in this plan.

As described below under “Potential Payments To Named Executive Officers Upon Termination or Change of Control,” our participating executive officers have separation entitlements under the Automatic Data Processing, Inc., Change in Control Severance Plan for Corporate Officers that differ from one another.

The severance formulas used for participating executive officers are each designed to provide the level of temporary replacement income ADP feels is appropriate for that office, but the compensation our executive officers may receive after termination of employment or a change in control is not taken into account when current compensation levels are determined.

Accounting and Tax Considerations

ADP considers accounting and tax implications when it designs its equity-based and cash compensation programs and when it makes awards or grants. In particular, Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to “covered employees” (which are defined as a public company’s NEOs, other than the chief financial officer). However, qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. ADP strives to make only those equity-based awards and grants that qualify as performance-based compensation or that it can otherwise deduct when determining its corporate taxes. However, the overriding consideration when evaluating the pay level or design component of any portion of its executives’ compensation is the effectiveness of the component and the stockholder value that management and the ADP compensation committee believe that the pay component reinforces. The ADP compensation committee may, however, award compensation that is not deductible under Section 162(m) when, in the exercise of the committee’s judgment, it would be in the best interests of ADP and its stockholders to do so.

ADP’s 2008 Omnibus Award Plan is intended to permit ADP to make equity-based awards and cash bonuses that may qualify as performance-based compensation for purposes of Section 162(m).

We intend to adopt, effective as of the completion of the separation and distribution, a 2014 Omnibus Award Plan for the purpose of enabling us to make equity-based awards and cash bonuses to Mr. Anenen and the other Dealer NEOs following the separation and distribution that may constitute qualifying performance-based compensation for purposes of Section 162(m). As a newly public company, we intend to take advantage of a special transition rule that exempts from the deduction limitations of Section 162(m) certain compensation that is paid or granted prior to the first meeting of our stockholders at which our board of directors will be elected that occurs more than 12 months after the separation and distribution.

Compensation Recovery (Clawback)

ADP’s stock option and restricted stock award agreements pursuant to its 2008 Omnibus Award Plan permit the ADP compensation committee to cause a recipient’s award to be forfeited, and to require the recipient to pay to ADP any option gain or the value of vested restricted stock, as applicable, if the recipient engages in activity that is in conflict with or adverse to ADP’s interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

Stock Ownership Guidelines

ADP has established stock ownership guidelines to encourage equity ownership by its executive officers in order to reinforce the link between their financial interests and those of our stockholders. The stock ownership guidelines were set on the basis of each executive officer’s pay grade, expressed as a multiple of the executive officer’s base salary on the first day of the fiscal year. Stock ownership (as defined under the guidelines) consists of stock owned outright by the executive officer or beneficially through ownership by direct family members (spouses and dependent children), or stock owned through ADP’s Retirement and Savings Plan.

Under the ADP stock ownership guidelines, Mr. Anenen is expected to own an amount of ADP stock equal in value to three times his base salary. In addition, Messrs. Nietzel, Holt and Karp are expected to own an amount of ADP stock equal in value to one times their respective base salaries. Mr. Dean is not subject to stock ownership guidelines. Executive officers whose ownership levels are below the minimum required levels are required to retain as shares of ADP common stock at least 75% of post-tax net gains on stock option exercises, and 75% of shares (net of taxes) received upon vesting of restricted stock. As of the end of fiscal year 2013, Mr. Anenen and the other Dealer NEOs (who were subject to the stock ownership guidelines) met the stock ownership guidelines.

Compensation of Executive Officers

The following table summarizes the compensation of our NEOs for fiscal year 2013.

Summary Compensation Table for Fiscal Year 2013

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Steven J. Anenen Chief Executive Officer	2013	$462,376	$0	$514,350	$155,160	$332,726	$199,410	$31,957	$1,695,979
Alfred A. Nietzel Chief Financial Officer	2013	$321,980	$0	$182,880	$68,960	$213,923	$35,267	$26,199	$849,209
John W. P. Holt SVP Digital Marketing Group	2013	$423,330	$0	$779,695	$68,960	$210,151	$99,741	$41,960	$1,623,837
Robert N. Karp SVP North American Operations & Sales	2013	$291,203	$0	$211,455	$68,960	$150,817	$50,864	$43,326	$816,625
Andrew Dean(5) SVP—Dealer International	2013	$287,690	$0	$154,893	$26,722	$140,967	$0	$74,968	$685,239

(1)	Amounts set forth in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of awards granted in fiscal year 2013 computed in accordance with FASB ASC Topic 718, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 10 to ADP’s audited consolidated financial statements for the fiscal year ended June 30, 2013, included in ADP’s annual report on Form 10-K for the fiscal year ended June 30, 2013. The amounts shown in the Stock Awards column reflect the grant date fair value of performance-based restricted stock (or in the case of Mr. Dean, performance-based restricted units) based upon the probable outcome of the performance condition as of the grant date. The maximum value of the performance-based restricted stock awards granted in fiscal year 2013 assuming achievement of the highest level of performance are: Mr. Anenen, $771,525; Mr. Nietzel, $274,320; Mr. Holt, $317,183; Mr. Karp, $317,183; and Mr. Dean, $232,339.
(2)	Performance-based bonuses paid under the annual cash bonus program are shown in this column. A discussion of our annual cash bonus program may be found in our Compensation Discussion and Analysis under “Cash Compensation—Annual Cash Bonus.”
(3)	Amounts shown reflect the aggregate increase during the last fiscal year in the present value of the executive’s benefit under our tax-qualified cash balance pension plan, the Automatic Data Processing, Inc., Pension Retirement Plan, and our non-qualified supplemental retirement plan, the Supplemental Officers Retirement Plan. There were no above-market or preferential earnings on nonqualified deferred compensation. The Pension Retirement Plan and the Supplemental Officers Retirement Plan provide benefits in the form of a lump sum and/or an annuity. We calculated the present value as of June 30, 2012, based on the RP-2000 white collar mortality table (projected to 2019), a 3.25% interest crediting rate for the pension plan, and a 3.90% discount rate; the present value as of June 30, 2013, is based on the RP-2000 white collar mortality table (projected to 2020), a 3.25% interest crediting rate for the pension plan, and a 4.5% discount rate.
(4)	Please refer to the “All Other Compensation for Fiscal Year 2013” table below for further information.

(5)	The dollar amount of all cash compensation delivered to Mr. Dean as disclosed herein was calculated by converting to U.S. dollars the actual amounts delivered to him in British pounds based on the spot foreign exchange rate on June 30, 2013, of 1.5213 U.S. dollar to 1 British pound.

All Other Compensation for Fiscal Year 2013

Name	Other Benefits(1)	Matching Charitable Contributions(2)	Total
Steven J. Anenen	$31,957	$0	$31,957
Alfred A. Nietzel	$26,199	$0	$26,199
John W. P. Holt	$23,460	$18,500	$41,960
Robert N. Karp	$43,126	$200	$43,326
Andrew Dean	$74,968	$0	$74,968

(1)	Other Benefits include:
(a)	Actual cost to the company of leasing automobiles (and covering related maintenance, registrations and insurance fees) used for personal travel: Mr. Anenen, $14,710; Mr. Nietzel, $15,072; Mr. Holt, $15,099; Mr. Karp, $26,155; and Mr. Dean $17,156.
(b)	Amount paid by the company on behalf of the executives and their spouses or significant others who accompanied them in connection with travel sponsored by the company: Mr. Anenen, $5,894; and Mr. Karp, $5,894.
(c)	Matching contributions to the company’s Retirement and Savings Plan (available to the company’s associates generally): Mr. Anenen, $10,605; Mr. Nietzel, $10,605; Mr. Holt, $7,575; and Mr. Karp, $10,605. Company contributions to the UK defined contribution plan: Mr. Dean, $57,538.
(d)	Life insurance and accidental death and dismemberment premiums paid by the company (available to the company’s associates generally): Mr. Anenen, $748; Mr. Nietzel $522; Mr. Holt, $686; and Mr. Karp, $472.
(e)	Allowance for home internet connection: Mr. Dean, $274.
(2)	Reflects matching charitable contributions made by the ADP Foundation in an amount not to exceed $20,000 in a calendar year in respect of any given named executive officer’s charitable contributions for that calendar year.

Grants of Plan-Based Awards Table for Fiscal Year 2013

		Plan Under which Grant was Made	Estimate Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units #	All Other Option Awards: Number of Securities Underlying Options #	Exercise or Base Price of Option Awards ($/ Share)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date		Threshold $	Target #	Maximum $	Threshold #	Target #	Maximum #
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Steven J. Anenen		Cash Bonus	$0	$323,700	$566,475
	9/19/2012	PBRS				0	9,000	13,500				$514,350
	1/25/2013	Stock Options								18,000	$59.89	$155,160

Alfred A. Nietzel		Cash Bonus	$0	$202,847	$354,983
	9/19/2012	PBRS				0	3,200	4,800				$182,880
	1/25/2013	Stock Options								8,000	$59.89	$68,960

John W.P. Holt		Cash Bonus	$0	$211,665	$370,414
	9/19/2012	PBRS				0	3,700	5,550				$211,455
	5/21/2013	TBRS							8,000			$568,240
	1/25/2013	Stock Options								8,000	$59.89	$68,960

Robert N. Karp		Cash Bonus	$0	$145,601	$254,802
	9/19/2012	PBRS				0	3,700	5,550				$211,455
	1/25/2013	Stock Options								8,000	$59.89	$68,960

Andrew Dean		Cash Bonus	$0	$115,076	$201,383
	9/19/2012	PBRUs				0	2,650	3,975				$154,893
	1/25/2013	Stock Options								3,100	$59.89	$26,722

In the foregoing Grants of Plan-Based Awards Table, PBRS refers to performance-based restricted stock, PBRUs refers to performance-based restricted units, and TBRS refers to time-based restricted stock, each granted under the ADP 2008 Omnibus Award Plan. Stock options were also granted under the ADP 2008 Omnibus Award Plan.

The grant dates shown in column (b) of the table were determined pursuant to FASB ASC Topic 718. ADP computed the grant date fair value of each restricted stock award and option grant shown in column (l) in accordance with FASB ASC Topic 718, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 10 to ADP’s audited consolidated financial statements for the fiscal year ended June 30, 2013, included in ADP’s annual report on Form 10-K for the fiscal year ended June 30, 2013.

Restricted Stock

ADP grants restricted stock under its 2008 Omnibus Award Plan. Restricted stock awards granted in connection with ADP’s performance-based restricted stock program will vest 12 months following issuance. Performance-based restricted units settle in cash 12 months following issuance for an amount equal to the per-share value of ADP common stock on the date of issuance. Other restricted stock awards will vest over periods determined by the ADP compensation committee. Holders of shares of restricted stock will be entitled to receive dividends paid only with respect to shares of restricted stock that have been earned. ADP requires that executives agree to be bound by a restrictive covenant containing non-compete, non-solicitation, and confidentiality obligations as a condition to the grant.

Restricted stock awards under ADP’s 2008 Omnibus Award Plan allow the compensation committee to cause a recipient’s award to be forfeited, and to require the recipient to pay to ADP any gain realized on the award (the fair market value, on the applicable vesting date, of the shares delivered to the participant), if the recipient engages in an activity that is in conflict with or adverse to ADP’s interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

Stock Options

ADP grants stock options under its 2008 Omnibus Award Plan with an exercise price equal to ADP’s closing stock price on the date of grant. No option may be exercised after the expiration of its ten-year term. ADP requires that executives agree to be bound by a restrictive covenant containing non-compete, non-solicitation, and confidentiality obligations as a condition to the grant.

Stock options granted under ADP’s 2008 Omnibus Award Plan become fully vested and exercisable upon the death or disability of an option holder who (i) is an active employee, (ii) satisfied the company’s retirement criteria and retired on or after age 55 with 10 years of service (Normal Retirement), or (iii) retired in the previous twelve months on or after age 55 with between five and 10 years of service. Stock options will continue to vest following a Normal Retirement that occurs after the first anniversary of an option’s grant date.

Vested options granted under ADP’s 2008 Omnibus Award Plan may generally be exercised for up to 60 days following an option holder’s termination of employment with ADP, provided that:

•	option holders who retire on or after Normal Retirement will have 37 months following retirement to exercise their vested options (subject to extension in the case of subsequent death);

•	option holders who retire on or after age 55 with between five and 10 years of service will have twelve months following retirement to exercise their vested options (subject to extension in the case of subsequent death);

•	option holders who die or become disabled on or after eligibility for Normal Retirement will have 36 months following their death or disability to exercise their vested options (subject to extension in the case of subsequent death following a disability); and

•	option holders who were not eligible for Normal Retirement on the date of death or disability will have twelve months following their death or disability to exercise their vested options (subject to extension in the case of subsequent death following a disability).

Stock option awards under ADP’s 2008 Omnibus Award Plan allow the ADP compensation committee to cause a recipient’s award to be forfeited, and to require the recipient to pay to ADP any option gain, if the recipient engages in an activity that is in conflict with or adverse to ADP’s interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

Outstanding Equity Awards for Fiscal Year-End 2013

		Option Awards					Stock Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) (Exercisable)(2)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Steven J. Anenen	1/27/2006	18,657			$40.70	1/26/2016
	1/26/2007	18,657			$42.94	1/25/2017
	1/31/2008	13,600	3,400		$40.28	1/30/2018
	2/10/2009	17,000			$37.58	2/9/2019
	2/9/2010	12,750	4,250		$40.70	2/8/2020
	2/8/2011	7,500	7,500		$49.52	2/7/2021
	1/26/2012	3,750	11,250		$55.82	1/25/2022
	1/25/2013		18,000		$59.89	1/24/2023
	2/10/2009						5,000	$344,300
	9/3/2013						9,000	$619,740
Alfred A. Nietzel	1/31/2008	2,000	2,000		$40.28	1/30/2018
	2/9/2010	2,500	2,500		$40.70	2/8/2020
	2/8/2011	1,750	3,500		$49.52	2/7/2021
	1/26/2012	1,750	5,250		$55.82	1/25/2022
	1/25/2013		8,000		$59.89	1/24/2023
	2/10/2009						2,000	$137,720
	9/3/2013						3,200	$220,352
John W.P. Holt	9/23/2010		6,000		$41.62	9/22/2020
	1/26/2012		5,250		$55.82	1/25/2022
	1/25/2013		8,000		$59.89	1/24/2023
	8/17/2010						4,000	$275,440
	5/21/2013						8,000	$550,880
	9/3/2013						3,700	$254,782
Robert N. Karp	1/27/2005	10,975			$39.40	1/26/2015
	1/27/2006	10,975			$40.70	1/26/2016
	1/26/2007	10,975			$42.94	1/25/2017
	1/31/2008	8,000	2,000		$40.28	1/30/2018
	2/10/2009	10,000			$37.58	2/9/2019
	2/9/2010	7,500	2,500		$40.70	2/8/2020
	2/8/2011	3,500	3,500		$49.52	2/7/2021
	1/26/2012	1,750	5,250		$55.82	1/25/2022
	1/25/2013		8,000		$59.89	1/24/2023
	2/10/2009						3,000	$206,580
	9/3/2013						3,700	$254,782
Andrew Dean	1/27/2006	2,195			$40.70	1/26/2016
	1/26/2007	1,317			$42.94	1/25/2017
	1/31/2008	2,400			$40.28	1/30/2018
	2/10/2009	1,200			$37.58	2/9/2019
	2/9/2010	861	289		$40.70	2/8/2020
	2/8/2011	500	500		$49.52	2/7/2021
	1/26/2012	575	1,725		$55.82	1/25/2022
	1/25/2013		3,100		$59.89	1/24/2023
	9/3/2013						2,650	$182,479

(1)	We have included in the table awards under ADP’s one-year performance-based restricted stock program for fiscal year 2013. Such awards were formally made on September 3, 2013.
(2)	The option awards and exercise price of options granted prior to March 30, 2007 have been adjusted to reflect the spin-off of ADP’s former Brokerage Services Group business on March 30, 2007.
(3)	Market value based on June 28, 2013, closing price of ADP’s common stock of $68.86 per share.

Outstanding Equity Vesting Schedule for Fiscal Year-End 2013

	Option Awards		Stock Awards
	Grant Date	Vesting from Grant date	Grant or Award Date	Vesting Schedule
Steven J. Anenen	1/27/2006	20% vested on 1/27/2008	2/10/2009	17% vested 2/10/2013
		20% vested on 1/27/2009		83% vested 2/10/2014
		20% vested on 1/27/2010	9/3/2013	100% vests on 9/3/2014
20% vested on 1/27/2011
20% vested on 1/27/2012
	1/26/2007	20% vested on 1/26/2009
20% vested on 1/26/2010
20% vested on 1/26/2011
20% vested on 1/26/2012
20% vested on 1/26/2013
	1/31/2008	20% vested on 1/31/2010
20% vested on 1/31/2011
20% vested on 1/31/2012
20% vested on 1/31/2013
20% vested on 1/31/2014
	2/10/2009	25% vested on 2/10/2010
25% vested on 2/10/2011
25% vested on 2/10/2012
25% vested on 2/10/2013
	2/9/2010	25% vested on 2/9/2011
25% vested on 2/9/2012
25% vested on 2/9/2013
25% vested on 2/9/2014
	2/8/2011	25% vested on 2/8/2012
25% vested on 2/8/2013
25% vested on 2/8/2014
25% vests on 2/8/2015
	1/26/2012	25% vested on 1/26/2013
25% vested on 1/26/2014
25% vests on 1/26/2015
25% vests on 1/26/2016
	1/25/2013	25% vested on 1/25/2014
25% vests on 1/25/2015
25% vests on 1/25/2016
25% vests on 1/25/2017
Alfred A. Nietzel	1/31/2008	20% vested on 1/31/2010	2/10/2009	20% vested 2/11/2013
		20% vested on 1/31/2011		80% vested 2/10/2014
		20% vested on 1/31/2012	9/3/2013	100% vests on 9/3/2014
20% vested on 1/31/2013
20% vested on 1/31/2014
	2/9/2010	25% vested on 2/9/2011
25% vested on 2/9/2012
25% vested on 2/9/2013
25% vested on 2/9/2014
	2/8/2011	25% vested on 2/8/2012
25% vested on 2/8/2013
25% vested on 2/8/2014
25% vests on 2/8/2015

	Option Awards		Stock Awards
	Grant Date	Vesting from Grant date	Grant or Award Date	Vesting Schedule
	1/26/2012	25% vested on 1/26/2013
25% vested on 1/26/2014
25% vests on 1/26/2015
25% vests on 1/26/2016
	1/25/2013	25% vested on 1/25/2014
25% vests on 1/25/2015
25% vests on 1/25/2016
25% vests on 1/25/2017
John W.P. Holt	9/23/2010	25% vested on 9/23/2011	8/17/2010	33% vested on 1/2/2012
		25% vested on 9/23/2012		33% vested on 1/2/2013
		25% vested on 9/23/2013		33% vested on 1/2/2014
		25% vests on 9/23/2014	5/21/2013	50% vests on 8/1/2014
	1/26/2012	25% vested on 1/26/2013		50% vests on 8/1/2015
		25% vested on 1/26/2014	9/3/2013	100% vests on 9/3/2014
25% vests on 1/26/2015
25% vests on 1/26/2016
	1/25/2013	25% vested on 1/25/2014
25% vests on 1/25/2015
25% vests on 1/25/2016
25% vests on 1/25/2017
Robert N. Karp	1/27/2005	20% vested on 1/27/2007	2/10/2009	14% vested 2/11/2013
		20% vested on 1/27/2008		86% vested 2/10/2014
		20% vested on 1/27/2009	9/3/2013	100% vests on 9/3/2014
20% vested on 1/27/2010
20% vested on 1/27/2011
	1/27/2006	20% vested on 1/27/2008
20% vested on 1/27/2009
20% vested on 1/27/2010
20% vested on 1/27/2011
20% vested on 1/27/2012
	1/26/2007	20% vested on 1/26/2009
20% vested on 1/26/2010
20% vested on 1/26/2011
20% vested on 1/26/2012
20% vested on 1/26/2013
	1/31/2008	20% vested on 1/31/2010
20% vested on 1/31/2011
20% vested on 1/31/2012
20% vested on 1/31/2013
20% vested on 1/31/2014
	2/10/2009	25% vested on 2/10/2010
25% vested on 2/10/2011
25% vested on 2/10/2012
25% vested on 2/10/2013
	2/9/2010	25% vested on 2/9/2011
25% vested on 2/9/2012
25% vested on 2/9/2013
25% vested on 2/9/2014

	Option Awards		Stock Awards
	Grant Date	Vesting from Grant date	Grant or Award Date	Vesting Schedule
	2/8/2011	25% vested on 2/8/2012
25% vested on 2/8/2013
25% vested on 2/8/2014
25% vests on 2/8/2015
	1/26/2012	25% vested on 1/26/2013
25% vested on 1/26/2014
25% vests on 1/26/2015
25% vests on 1/26/2016
	1/25/2013	25% vested on 1/25/2014
25% vests on 1/25/2015
25% vests on 1/25/2016
25% vests on 1/25/2017
Andrew Dean	1/27/2006	20% vested on 1/27/2008	9/3/2013	100% vests on 9/3/2014
20% vested on 1/27/2009
20% vested on 1/27/2010
20% vested on 1/27/2011
20% vested on 1/27/2012
	1/26/2007	20% vested on 1/26/2009
20% vested on 1/26/2010
20% vested on 1/26/2011
20% vested on 1/26/2012
20% vested on 1/26/2013
	1/31/2008	20% vested on 1/31/2010
20% vested on 1/31/2011
20% vested on 1/31/2012
20% vested on 1/31/2013
20% vested on 1/31/2014
	2/10/2009	25% vested on 2/10/2010
25% vested on 2/10/2011
25% vested on 2/10/2012
25% vested on 2/10/2013
	2/9/2010	25% vested on 2/9/2011
25% vested on 2/9/2012
25% vested on 2/9/2013
25% vested on 2/9/2014
	2/8/2011	25% vested on 2/8/2012
25% vested on 2/8/2013
25% vested on 2/8/2014
25% vests on 2/8/2015
	1/26/2012	25% vested on 1/26/2013
25% vested on 1/26/2014
25% vests on 1/26/2015
25% vests on 1/26/2016
	1/25/2013	25% vested on 1/25/2014
25% vests on 1/25/2015
25% vests on 1/25/2016
25% vests on 1/25/2017

Option Exercises and Stock Vested Table for Fiscal Year 2013

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
(a)	(b)	(c)	(d)	(e)
Steven J. Anenen(1)	18,657	$466,449	14,000	$886,760
Alfred A. Nietzel(2)	13,640	$279,401	5,200	$329,331
John W.P. Holt(3)	4,750	$62,455	7,700	$456,491
Robert N. Karp(4)	10,562	$256,230	6,700	$427,586
Andrew Dean(5)	0	$0	2,100	$116,959

(1)	Mr. Anenen exercised options to purchase 18,657 shares on March 14, 2013, with an exercise price of $39.40 and a market price of $64.40. He acquired 1,000 shares with a market price of $60.93 on February 10, 2013, 9,000 shares with a market price of $61.83 on March 4, 2013, and 4,000 shares with a market price of $67.34 on April 30, 2013, each upon lapse of restrictions.
(2)	Mr. Nietzel exercised options to purchase 8,945 shares on August 17, 2012, with a weighted average exercise price of $42.98 and a market price of $58.53, 4,695 shares on May 13, 2013 with a weighted average exercise price of $40.09 and a market price of $69.95. He acquired 500 shares with a market price of $60.93 on February 11, 2013, 3,200 shares with a market price of $61.83 on March 4, 2013, and 1,500 shares with a market price of $67.34 on April 30, 2013, each upon lapse of restrictions.
(3)	Mr. Holt exercised options to purchase 4,750 shares on January 29, 2013, with a weighted average exercise price of $46.85 and a market price of $60.00. He acquired 4,000 shares with a market price of $56.93 on January 29, 2013, and 3,700 shares with a market price of $61.83 on March 4, 2013, each upon lapse of restrictions.
(4)	Mr. Karp exercised options to purchase 10,562 shares on January 29, 2013, with an exercise price of $35.74 and a market price of $60.00. He acquired 500 shares with a market price of $60.93 on February 11, 2013, 3,700 shares with a market price of $61.83 on March 4, 2013, and 2,500 shares with a market price of $67.34 on April 30, 2013, each upon lapse of restrictions.
(5)	Mr. Dean was paid cash on March 4, 2013, upon the lapse of restrictions on 2,100 units with a notional value of $58.10 (the per-share price of ADP common stock on the date in September 2012 on which such units were earned and issued). This fixed amount of $122,010 was paid to Mr. Dean in British pounds. The dollar amount shown in this column was calculated by re-converting this amount of British pounds to U.S. dollars based on the spot foreign exchange rate on June 30, 2013, of 1.5213 U.S. dollar to 1 British pound.

Pension Benefits for Fiscal Year 2013

Name	Plan Name	Number of Years Credited Service(1)	Present Value of Accumulated Benefit(2)(3)(4)	Payments During Last Fiscal Year
(a)	(b)	(c)	(d)	(e)
Steven J. Anenen	Automatic Data Processing, Inc. Pension Retirement Plan	36.50	$439,580	$0
	Supplemental Officers Retirement Plan	14.08	$2,666,888	$0
Alfred A. Nietzel	Automatic Data Processing, Inc. Pension Retirement Plan	10.50	$96,450	$0
	Supplemental Officers Retirement Plan	6.66	$473,907	$0
John W.P. Holt	Automatic Data Processing, Inc. Pension Retirement Plan	2.50	$19,626	$0
	Supplemental Officers Retirement Plan	2.83	$263,274	$0
Robert N. Karp	Automatic Data Processing, Inc. Pension Retirement Plan	17.50	$172,632	$0
	Supplemental Officers Retirement Plan	5.41	$318,916	$0
Andrew Dean	N/A	N/A	N/A	N/A

(1)	Consists of the number of years of service credited as of June 30, 2013, for the purpose of determining benefit service under the applicable pension plan. Credited service is defined in the Supplemental Officers Retirement Plan as the number of months elapsed from the later of a participant’s entry into the plan and January 1, 1989, and subject, in the case of vesting, to a schedule set forth in the Supplemental Officers Retirement Plan. Executives must be selected for participation in the Supplemental Officers Retirement Plan. Credited service under the Pension Retirement Plan is defined as elapsed time of employment with the company starting on January 1 following the completion of six months of service.
(2)	The Pension Retirement Plan and Supplemental Officers Retirement Plan provide benefits in the form of a lump sum and/or an annuity. We calculated a present value of the executive’s benefit using an interest crediting rate, a discount rate and a mortality assumption. We calculated the actuarial present values of accumulated benefits as of June 30, 2013, under the Pension Retirement Plan and the Supplemental Officers Retirement Plan using the RP-2000 white collar mortality table (projected to 2020) and a 4.50% discount rate. For the Pension Retirement Plan only, we also used a 3.25% interest crediting rate.
(3)	Cash balances under the Pension Retirement Plan are included in the present values shown for the Pension Retirement Plan in column (d) and, at June 30, 2013, are as follows: Mr. Anenen, $416,434; Mr. Nietzel, $113,422; Mr. Holt, $21,716; and Mr. Karp, $200,221.
(4)	The present values of accumulated benefits for the Pension Retirement Plan and the Supplemental Officers Retirement Plan were determined based on the retirement at age of 65 (the normal retirement age under these plans).

Automatic Data Processing, Inc., Pension Retirement Plan

The Automatic Data Processing, Inc., Pension Retirement Plan is a tax-qualified defined benefit plan covering substantially all U.S. employees of ADP. Under the Pension Retirement Plan, the company credits participants’ notional accounts with annual contributions, which are determined based upon base salary and years of service. The contributions range from 2.1% to 10% of base salary, and the accounts earn interest based upon the ten-year U.S. Treasury constant maturity rates. Compensation used to determine the benefits in any given year is limited to calendar year base salary up to the IRS compensation limit in effect for the plan year. A participant must have three years of service to receive any benefit.

Automatic Data Processing, Inc., Supplemental Officers Retirement Plan

ADP sponsors a Supplemental Officers Retirement Plan, which is a non-qualified defined benefit plan that pays a lump sum or an annuity upon retirement. Eligible participants include Mr. Anenen and the other Dealer NEOs other than Mr. Dean (as well as the ADP NEOs) and other officers of ADP with titles of corporate vice president and above.

On August 14, 2008, ADP’s board of directors approved amendments to the Supplemental Officers Retirement Plan. These amendments included changes to the Supplemental Officers Retirement Plan benefits formula and the early retirement factors, in each case, used for any active employee not already earning a benefit by January 1, 2008 or any participant who had not attained age 50 by January 1, 2009 (we refer to such participants as “non-grandfathered participants,” and to all other participants as “grandfathered participants”), as well as changes relating to the forms of benefit available for all current and future participants.

On November 10, 2009, ADP’s board of directors approved additional amendments effective January 1, 2010, to (1) exclude performance-based restricted stock awards from the definition of final average compensation of grandfathered participants, (2) change the formulas used to compute benefits for grandfathered participants after 2009, (3) provide that for both benefit accrual and vesting credit, service will be determined based on the number of months elapsed from the later of a participant’s entry into the plan and January 1, 1989, and subject, in the case of vesting, to a schedule set forth in the Supplemental Officers Retirement Plan, and (4) provide that effective after December 31, 2009, ADP’s chief executive officer would no longer be able to grant service credit in his discretion to Supplemental Officers Retirement Plan participants who are involuntarily terminated or who receive severance from the company.

In January 2014, ADP’s board of directors approved an amendment to close the Supplemental Officers Retirement Plan to new participants.

All participants must have at least five years of service to receive any benefit under the Supplemental Officers Retirement Plan. After 10 years of service, a participant will qualify for the full annual benefit. We refer to the percentage of the benefit that has been earned by a participant as the “vested percentage.” The vested percentage is determined using a schedule set forth in the Supplemental Officers Retirement Plan.

Supplemental Officers Retirement Plan benefits begin on the earliest of (i) the later of attainment of age 60 and the first day of the seventh month following separation from service, (ii) disability, and (iii) death. Participants can receive their benefits in the form of a single life annuity, a 25%, 50%, 75%, or 100% joint and survivor annuity with a beneficiary, or a ten-year certain and life annuity. Subject to rules required under Section 409A of the Code, participants may generally also elect to have either 25% or 50% of their benefits paid in a single lump sum. A participant who terminates employment by reason of disability is eligible to receive an unreduced benefit payable as of the participant’s termination. Upon the death of a participant, the participant’s surviving spouse or other designated beneficiary is eligible to receive a 50% survivor benefit, payable as a life annuity or, if elected, a guaranteed payment for 120 months only. Under certain circumstances, annual benefits are subject to reduction for payments from social security, the Pension Retirement Plan, and the Retirement and Savings Plan, and any retirement benefits from a former or subsequent employer of the participant.

For grandfathered participants, prior to January 1, 2010, the amount of the annual benefit is determined by multiplying the average annual compensation of a participant for the five full consecutive calendar years during which he received the highest amount of compensation (we refer to such average annual compensation as “final average annual pay”) by a factor of 1.5%, the number of years of service, and his vested percentage. The maximum annual plan benefit that may be paid to grandfathered participants was limited to 25% of a participant’s final average annual pay (which we express as a maximum service period of 16.67 years).

Since January 1, 2010, the Supplemental Officers Retirement Plan benefits of Mr. Anenen, who is our only NEO who is a grandfathered participant, are equal to the product of (i) the participant’s final average annual pay,

(ii) future service period up to 18.75 years, (ii) 2.4%, and (iv) the participant’s vested percentage. The annual plan benefit for Mr. Anenen cannot exceed 45% of the participant’s final average annual pay.

A grandfathered participant’s benefit under the Supplemental Officers Retirement Plan will not be less than the participant’s benefit determined as of December 31, 2009, taking into account the participant’s actual vesting service through the date of his termination of employment.

Early retirement benefits for grandfathered participants will be calculated using the factors applicable to non-grandfathered participants, except when determining the protected early retirement benefit accrued as of December 31, 2009.

For grandfathered participants, compensation covered under the Supplemental Officers Retirement Plan includes base salary and bonus amounts (paid or deferred) and, for periods before January 1, 2010, compensation realized from restricted stock vesting during the fiscal year. A grandfathered participant whose benefit payments begin before the first day of the month on or after the participant’s 65th birthday will receive payments which are reduced at a rate of 5/12 of 1% per month for each full month by which the participant’s benefit commencement precedes the participant’s 65th birthday.

For non-grandfathered participants, the amount of the annual benefit is determined by multiplying such participant’s final average annual pay by a factor of 2%, the number of years of service (up to 20 years), and his vested percentage. For non-grandfathered participants with more than 20 years of service only, added to that first amount will be an amount equal to such participant’s final average annual pay multiplied by 1%, up to five additional years of service, and his vested percentage. Final average annual pay for non-grandfathered participants will be based on salary, bonuses, and incentive payment awards, excluding restricted stock and other stock-based awards. The maximum annual plan benefit that may be paid to non-grandfathered participants will be limited to 45% of a participant’s final average annual pay. A non-grandfathered participant whose benefit payments begin before the first day of the month on or after the participant’s 65th birthday will receive payments which are reduced at a rate of 4/12 of 1% per month for each month (up to 36 months) by which the participant’s benefit commencement precedes the participant’s 65th birthday, and, if applicable, further reduced at a rate of 5/12 of 1% for each month by which the benefit commencement precedes the participant’s 62nd birthday. Non-grandfathered participants cannot receive a benefit less than the benefit they had accrued on December 31, 2008, under the formula applicable to grandfathered participants.

If within 24 months after a participant’s employment terminates he violates the non-competition provisions of any agreement such participant has entered into with the company, such participant will forfeit all of his benefits under the Supplemental Officers Retirement Plan.

Automatic Data Processing, Inc., Deferred Compensation Program

Under the Automatic Data Processing, Inc., Deferred Compensation Plan, all U.S. executives of ADP (including Mr. Anenen and the other Dealer NEOs who are U.S. employees) can defer into a deferred compensation account all or a portion of their annual cash bonuses and performance-based restricted stock. They can choose two investment options for their cash bonus deferrals: a fixed income fund or a fund designed to track the performance of the Standard & Poor’s index of 500 leading U.S. companies. The fixed fund rate is adjusted each fiscal year. For fiscal year 2013, the fixed fund rate was 1.25%. ADP does not match deferrals by Mr. Anenen and the other Dealer NEOs or otherwise contribute any amounts to their deferred compensation accounts.

The program does not allow changes to the investment fund choice once the annual deferral is made to the account. Each participant has the option of making a one-time election changing the timing and/or the form of distributions from his account. Any such change is required to comply with the “redeferral rules” in effect under Section 409A of the Code and may be used only to delay the timing and/or change the number of payments to be received.

Participants may elect to receive payments of their deferred funds or stock either in a lump sum payment or in installments. However, in the event of death, disability, or termination of employment prior to age 65, or age 55 with 10 years of service, payments are made in a lump sum regardless of a participant’s election. Deferred funds and the earnings on such deferrals made for fiscal year 2005 and later may be distributed to a participant following separation from service only after a six-month delay. Distributions are subject to federal, state, and local income taxes on both the principal amount and investment earnings at the ordinary income rate in the year in which such payments are made.

Non-Qualified Deferred Compensation for Fiscal Year 2013

Name	Executive Contributions in 2013(1)	Aggregate Earnings in 2013(2)	Aggregate Withdrawals/ Distributions in 2013	Aggregate Balance at June 30, 2013(3)
(a)	(b)	(d)	(e)	(f)
Steven J. Anenen	$186,500	$140,383	$0	$1,794,923
Alfred A. Nietzel	$66,366	$27,355	($148,252)	$305,333
John W.P. Holt	$0	$0	$0	$0
Robert N. Karp	$0	$0	$0	$0
Andrew Dean	$0	$0	$0	$0

(1)	The amounts listed in column (b) reflect 50% and 30% of the annual bonuses for fiscal year 2012 that were payable in fiscal year 2013, but that were deferred by Messrs. Anenen and Nietzel, respectively; the amount for Mr. Anenen was reported as compensation in the Summary Compensation Table for fiscal year 2012. In addition, 50% and 15% of the annual bonuses earned for fiscal year 2013 by Messrs. Anenen ($166,363) and Nietzel ($32,088), respectively, that were paid in August 2013 were also deferred by Messrs. Anenen and Nietzel; these amounts were reported as compensation in the Summary Compensation Table for fiscal year 2013. As the amount in respect of the fiscal year 2013 bonus was not deferred until after we concluded fiscal year 2013, such amount is not included in columns (b) and (f).
(2)	The earnings amounts are not reported as compensation in fiscal year 2013 in the Summary Compensation Table, as they do not represent above-market or preferential earnings on deferred compensation.
(3)	The following amounts were previously reported as compensation in the Summary Compensation Table for previous years: Mr. Anenen, $413,150.

Potential Payments to Named Executive Officers Upon Termination or Change in Control

Automatic Data Processing, Inc., Change in Control Severance Plan for Corporate Officers

ADP maintains the Automatic Data Processing, Inc., Change in Control Severance Plan for Corporate Officers, which provides for the payment of specified benefits to officers selected by the board of directors if their employment terminates under certain circumstances after a change in control of ADP. Mr. Anenen and the other Dealer NEOs (other than Mr. Dean) participate in the ADP change in control plan. As of June 30, 2013, there were 28 eligible participants in the ADP change in control plan.

The ADP change in control plan provides that:

•	Participants who are involuntarily terminated by ADP without cause or who leave for good reason during the two-year period following the occurrence of a change in control will receive:

•	A lump sum payment equal to 150% of such participant’s current total annual compensation;

•	Full vesting of his stock options;

•	Full vesting of restricted shares issued under the time-based restricted stock program, to the extent that such vesting restrictions would otherwise have lapsed within two years after the date of termination; and

•	The number of restricted shares the participant would have been entitled to receive under the then ongoing performance-based restricted stock programs had the performance goals been achieved at 100% target rate.

•	Participants who are involuntarily terminated by ADP without cause or who leave for good reason during the third year following the occurrence of a change in control will receive:

•	A lump sum payment equal to 100% of such participant’s current total annual compensation;

•	Full vesting of his stock options, to the extent that such options would have otherwise vested within one year after the date of termination; and

•	Full vesting of restricted shares issued under the time-based restricted stock program, to the extent that such vesting restrictions would otherwise have lapsed within one year after the date of termination.

A participant’s current total annual compensation equals his highest rate of annual salary during the calendar year in which his employment terminates or the year immediately prior to the year of such termination, plus his average annual bonus compensation earned in respect of the two most recent calendar years immediately preceding the calendar year in which his employment terminates.

The ADP change in control plan defines “good reason” as the occurrence of any of the following events after a change in control without the participant’s written consent:

•	material diminution in the value and importance of a participant’s position, duties, responsibilities, or authority as of the date immediately prior to the change in control; or

•	a reduction in a participant’s aggregate compensation or benefits; or

•	a failure of any successor of ADP to assume in writing the obligations under the change in control plan.

The ADP change in control plan defines “cause” as:

•	gross negligence or willful misconduct by a participant, which is materially injurious to ADP, monetarily or otherwise;

•	misappropriation or fraud with regard to ADP or its assets; or

•	conviction of, or the pleading of guilty or nolo contendere to, a felony involving the assets or business of ADP.

The ADP change in control payments potentially due to Mr. Anenen and the other Dealer NEOs (other than Mr. Dean) are payable solely pursuant to the terms of the change in control plan.

A “change in control” will have occurred under the ADP change in control plan if:

•	any “person” (as defined in Section 3(a)(9) of the Exchange Act), excluding the company, any subsidiary of ADP, or any employee benefit plan sponsored or maintained by ADP (including any trustee of any such plan acting in its capacity as trustee), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of securities of ADP representing 35% or more of the total combined voting power of ADP’s then-outstanding securities;

•	there occurs a merger, consolidation, or other business combination of ADP (a “transaction”), other than a transaction immediately following which the stockholders of ADP, immediately prior to the transaction, continue to be the beneficial owners of securities of the resulting entity representing more than 65% of the voting power in the resulting entity, in substantially the same proportions as their ownership of ADP voting securities immediately prior to the transaction; or

•	there occurs the sale of all or substantially all of ADP’s assets, other than a sale immediately following which the stockholders of ADP immediately prior to the sale are the beneficial owners of securities of the purchasing entity representing more than 65% of the voting power in the purchasing entity, in substantially the same proportions as their ownership of ADP voting securities immediately prior to the transaction.

If instructed by a participant, ADP will reduce payments under the ADP change in control plan to avoid the application of excise taxes pursuant to Section 4999 of the Internal Revenue Code.

Health Coverage

Certain executives, including Mr. Anenen and the other Dealer NEOs (other than Mr. Dean), who terminate employment with ADP after they have attained age 55 and been credited with 10 years of service are eligible to participate in ADP’s executive retiree medical plan.

Deferred Compensation

Under the Automatic Data Processing, Inc., Deferred Compensation Plan, all U.S. executives of ADP (including Mr. Anenen and the other Dealer NEOs, other than Mr. Dean) can defer into a deferred compensation account all or a portion of their annual cash bonuses and performance-based restricted stock to be payable following separation from the company. For a description of the Automatic Data Processing, Inc., Deferred Compensation Plan and aggregate deferred compensation for Mr. Anenen and the other Dealer NEOs at June 30, 2013, see “Automatic Data Processing, Inc., Deferred Compensation Program” above.

Termination and Change in Control Tables

The following tables set forth the payments that each of Mr. Anenen and the other Dealer NEOs who were serving as executive officers as of June 30, 2013, would have received under various termination scenarios on June 30, 2013. Pension benefits, which are described under “Pension Benefits for Fiscal Year 2013” above, and deferred compensation balances, which are described under “Automatic Data Processing, Inc., Deferred Compensation Program” above, are not included in the tables below in accordance with applicable information statement disclosure requirements except to the extent of any incremental value payable in any of such termination scenarios. With regard to the payments on a change in control, the amounts detailed below presume that (x) the change in control includes a change in control of ADP and (y) each NEO’s employment was terminated by the company without cause or by the executive for good reason within two years following the change in control occurring on June 30, 2013.

Potential Payments upon Termination or Change in Control for

Steven J. Anenen

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment(1)	$1,268,074	$0	$0	$0	$0
Stock Options(2)	670,062	670,062	670,062	0	0
Restricted Stock(3)	964,040	619,740	619,740	0	0
Supplemental Officers Retirement Plan(4)	0	0	668,235	0	0
Health Coverage(5)	104,000	0	104,000	104,000	104,000

Total	$3,006,176	$1,289,802	$2,062,037	$104,000	$104,000

(1)	Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($462,376) and (ii) average annual bonus for the two most recently completed calendar years ($383,007).

(2)	Assumes all unvested options immediately vested and were exercised on June 28, 2013, when the closing price of a share of ADP common stock on the NASDAQ Global Select Market was $68.86 per share. If Mr. Anenen’s employment is terminated due to retirement, then any stock options granted to him under ADP’s 2008 Omnibus Award Plan more than one year prior to such retirement shall remain outstanding and shall become exercisable on their regularly scheduled vesting dates as if his employment had not terminated.
(3)	Amount in the Termination Following Change in Control column includes $344,300 attributable to the vesting of time-based restricted stock and $619,740 attributable to the one-year performance-based restricted stock program for fiscal year 2013, and assumes that performance goals of this program will be achieved at 100% target rate. Amounts in Death and Disability columns are attributable to the fiscal year 2013 one-year performance-based restricted stock program and assume that performance goals will be achieved at 100% target rate.
(4)	Represents present value of the benefit as of June 30, 2013, using the RP-2000 white collar mortality table (projected to 2020) and a 4.50% discount rate.
(5)	Represents the present value of Mr. Anenen’s health coverage under ADP’s retiree medical plan using a discount rate of 3.13% and a medical inflation rate beginning at 7.35% for 2013-2014 and ultimately settling at 4.50% by 2028.

Potential Payments upon Termination or Change in Control for

Alfred A. Nietzel

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment(1)	$828,785	$0	$0	$0	$0
Stock Options(2)	335,470	335,470	335,470	0	0
Restricted Stock(3)	358,072	220,352	220,352	0	0
Supplemental Officers Retirement Plan(4)	0	0	834,261	0	0

Total	$1,522,327	$555,822	$1,390,083	$0	$0

(1)	Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($321,980) and (ii) average annual bonus for the two most recently completed calendar years ($230,543).
(2)	Assumes all unvested options immediately vested and were exercised on June 28, 2013, when the closing price of a share of ADP common stock on the NASDAQ Global Select Market was $68.86 per share.
(3)	Amount in the Termination Following Change in Control column includes $137,720 attributable to the vesting of time-based restricted stock and $220,352 attributable to the one-year performance-based restricted stock program for fiscal year 2013, and assumes that performance goals of this program will be achieved at 100% target rate. Amounts in Death and Disability columns are attributable to the fiscal year 2013 one-year performance-based restricted stock program and assume that performance goals will be achieved at 100% target rate.
(4)	Represents present value of the benefit as of June 30, 2013, using the RP-2000 white collar mortality table (projected to 2020) and a 4.50% discount rate.

Potential Payments upon Termination or Change in Control for John W.P. Holt

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment(1)	$939,207	$0	$0	$0	$0
Stock Options(2)	303,660	303,660	303,660	0	0
Restricted Stock(3)	1,067,330	516,450	516,450	0	0
Supplemental Officers Retirement Plan(4)	0	0	481,653	0	0
Health Coverage(5)	180,000	0	180,000	180,000	180,000

Total	$2,490,197	$820,110	$1,481,763	$180,000	$180,000

(1)	Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($423,330) and (ii) average annual bonus for the two most recently completed calendar years ($202,808).
(2)	Assumes all unvested options immediately vested and were exercised on June 28, 2013, when the closing price of a share of ADP common stock on the NASDAQ Global Select Market was $68.86 per share. If Mr. Holt’s employment is terminated due to retirement, then any stock options granted to him under ADP’s 2008 Omnibus Award Plan more than one year prior to such retirement shall remain outstanding and shall become exercisable on their regularly scheduled vesting dates as if his employment had not terminated.
(3)	Amount in the Termination Following Change in Control column includes $550,880 attributable to the vesting of time-based restricted stock and $516,450 attributable to the one-year performance-based restricted stock program for fiscal year 2013, and assumes that performance goals of this program will be achieved at 100% target rate. Amounts in Death and Disability columns are attributable to the fiscal year 2013 one-year performance-based restricted stock program and assume that performance goals will be achieved at 100% target rate.
(4)	Represents present value of the benefit as of June 30, 2013, using the RP-2000 white collar mortality table (projected to 2020) and a 4.50% discount rate.
(5)	Represents the present value of Mr. Holt’s health coverage under ADP’s retiree medical plan using a discount rate of 3.13% and a medical inflation rate beginning at 7.35% for 2013-2014 and ultimately settling at 4.50% by 2028.

Potential Payments upon Termination or Change in Control for Robert N. Karp

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment(1)	$682,049	$0	$0	$0	$0
Stock Options(2)	335,470	335,470	335,470	0	0
Restricted Stock(3)	461,362	254,782	254,782	0	0
Supplemental Officers Retirement Plan(4)	0	0	551,828	0	0

Total	$1,478,881	$590,252	$1,142,080	$0	$0

(1)	Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($291,203) and (ii) average annual bonus for the two most recently completed calendar years ($163,497).
(2)	Assumes all unvested options immediately vested and were exercised on June 28, 2013, when the closing price of a share of ADP common stock on the NASDAQ Global Select Market was $68.86 per share.
(3)	Amount in the Termination Following Change in Control column includes $206,580 attributable to the vesting of time-based restricted stock and $254,782 attributable to the one-year performance-based restricted stock program for fiscal year 2013, and assumes that performance goals of this program will be achieved at 100% target rate. Amounts in Death and Disability columns are attributable to the fiscal year 2013 one-year performance-based restricted stock program and assume that performance goals will be achieved at 100% target rate.
(4)	Represents present value of the benefit as of June 30, 2013, using the RP-2000 white collar mortality table (projected to 2020) and a 4.50% discount rate.

Potential Payments upon Termination or Change in Control for Andrew Dean

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Stock Options(1)	$0	$68,109	$68,109	$0	$0
Restricted Stock(2)	0	182,479	182,479	0	0

Total	$0	$250,588	$250,588	$0	$0

(1)	Assumes all unvested options immediately vested and were exercised on June 28, 2013, when the closing price of a share of ADP common stock on the NASDAQ Global Select Market was $68.86 per share. If Mr. Dean’s employment is terminated due to retirement, then any stock options granted to him under ADP’s 2008 Omnibus Award Plan more than one year prior to such retirement shall remain outstanding and shall become exercisable on their regularly scheduled vesting dates as if his employment had not terminated.
(2)	Amounts in Death and Disability columns are attributable to the fiscal year 2013 one-year performance-based restricted unit program and assume that performance goals will be achieved at 100% target rate.

Compensation of Non-Employee Directors

Prior to the spin-off, none of the members of our board of directors received any compensation for service on our board of directors. Following the spin-off, the compensation of our board of directors will be determined by our board of directors with the assistance of its compensation committee.

Equity Compensation Plan Information

We did not have any compensation plans in effect as of June 30, 2013 under which our equity securities were authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders	$	$	$
Equity compensation plans not approved by stockholders	$	$	$

Total	$	$	$

Compensation Risk Oversight

Following the spin-off, it is expected that our compensation committee will oversee risks related to compensation matters. Prior to the spin-off, the ADP compensation committee considered the risks presented by ADP’s compensation policies and practices at its meeting in August 2013 and believes that such policies and practices of compensating employees do not encourage excessive or unnecessary risk-taking for the following reasons:

•	the ADP incentive plans have diverse performance measures, including company and business unit financial measures, operational measures, and individual goals;

•	the ADP compensation programs balance annual and long-term incentive opportunities;

•	the ADP incentive plan payouts are capped within a reasonable range;

•	the mix of performance-based restricted stock and stock options in the ADP long-term incentive programs serves the best interests of stockholders and the company;

•	the ADP stock ownership guidelines link the interests of executive officers to those of stockholders; and

•	the compensation recovery policy for equity awards provides for the clawback of the value of awards in the event that an employee engages in conduct contributing to a financial restatement.

Treatment of ADP Stock Options, ADP Restricted Stock, and ADP Restricted Stock Units Held by Our Employees

We will convert ADP’s existing equity grants into grants from us so that, at the time of the distribution, a holder will have an equivalent intrinsic value in our equity as he or she has in ADP equity. This conversion will cover ADP stock options, restricted share grants, PBRS awards, PSU awards, and PBRU awards.

ADP Stock Options: Many of our employees have stock options, both vested and unvested, in ADP. We will substitute these option grants with options on our common stock at the time of the distribution. All vested and unvested ADP options held by our employees will be substituted with options for our common stock with the same term date, vesting schedule, and intrinsic value as existing on the distribution date. Vesting terms will not be accelerated.

ADP Restricted Shares and Restricted Stock Units: Unvested restricted share grants and restricted stock units held by our employees that were made by ADP (including unvested grants made under PBRS, PSU, and PBRU programs) will be substituted with restricted share grants or restricted stock units, as applicable, from us with the same intrinsic value and vesting terms as the ADP grants.

All awards will be adjusted accordingly to preserve their intrinsic value as existing on the distribution date. Our total equity value of the replacement equity awards from us after the distribution is intended to be equivalent to the equity value of the ADP awards prior to the distribution. Once the conversion from ADP awards to our awards occurs, the total value of our employees’ holdings will vary over time with changes in our stock price.

Treatment of Participants in ADP’s Nonqualified Retirement Plan

Participants in ADP’s nonqualified retirement plan who become our employees will have their benefits under ADP’s nonqualified retirement plan frozen on the effective date of the distribution. We do not intend to adopt a similar retirement plan.

Change in Control Severance Plan for Corporate Officers

To help us retain our officers, we expect to have a Change in Control Severance Plan for Corporate Officers (the “CIC Plan”). Our CIC Plan will provide for the payment of specified benefits to officers selected by the

Board of Directors if their employment terminates after a “change in control.” All of our corporate officers (“CIC Plan Participants”) will participate in the CIC Plan. Upon completion of the distribution, we expect that there will be 10 CIC Plan Participants. We expect that the terms of the CIC Plan will initially be substantially similar to the ADP change in control plan described above.

Deferred Compensation Program

In connection with the distribution, we intend to adopt the Deferred Compensation Plan. The program will be available to select members of our senior management and will allow participants to defer the receipt of up to 100% of their annual bonus and performance-based restricted stock. We expect that the terms of the Deferred Compensation Plan will initially be substantially similar to the ADP deferred compensation plan described above, except that there are not currently expected to be any company matching contributions to any employees under our Deferred Compensation Plan.

Summary Description of the 2014 Omnibus Award Plan

Administration. Our 2014 Omnibus Award Plan is administered by a committee (which we refer to as the “Committee”) approved by our board of directors (or, if no Committee has been appointed, by the board of directors). Our Compensation Committee is expected to be appointed as the Committee and to administer the 2014 Omnibus Award Plan. The Committee has the authority to determine the terms and conditions of any agreements evidencing any awards granted under our 2014 Omnibus Award Plan and to establish, amend, suspend, or waive any rules and regulations relating to our 2014 Omnibus Award Plan. The Committee has full discretion to administer and interpret the 2014 Omnibus Award Plan and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. All of our employees, directors, officers, consultants, and advisors, and those of our affiliates, are eligible for awards under the 2014 Omnibus Award Plan. The Committee has the sole authority to determine who will be granted an award under the 2014 Omnibus Award Plan.

Number of Shares Authorized. The 2014 Omnibus Award Plan provides for an aggregate of                  shares of our common stock. No participant may be granted awards of options and stock appreciation rights with respect to more than                  shares of our common stock in any consecutive 36-month period. No more than                  shares of our common stock may be granted under our 2014 Omnibus Award Plan with respect to performance compensation awards to any single participant for a single fiscal year during a performance period or, if the award is paid in cash, other securities or other awards under the 2014 Omnibus Award Plan, no more than the fair market value of                  shares of our common stock on the last day of the performance period to which the award relates. The maximum amount payable to a participant pursuant to a cash bonus under our 2014 Omnibus Award Plan for any single fiscal year during a performance period is $        . No more than an aggregate of                  shares of our common stock, plus the number of shares of our common stock that remained available for awards under the prior plans on the day the 2014 Omnibus Award Plan was originally approved by the stockholders (i.e., an aggregate of                  shares of our common stock), may be issued in the aggregate in respect of incentive stock options under our 2014 Omnibus Award Plan. All of the shares of our common stock available for awards under the 2014 Omnibus Award Plan are available for incentive stock options. If any award granted under the 2014 Omnibus Award Plan expires, terminates, or is canceled or forfeited without being settled or exercised, or if a stock appreciation right is settled in cash or otherwise without the issuance of shares, shares of our common stock subject to such award will again be made available for future grant. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grant under the 2014 Omnibus Award Plan. If there is any change in our corporate capitalization, the Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under our 2014 Omnibus Award Plan, the number of shares covered by awards then outstanding under our 2014 Omnibus Award Plan, the limitations on awards under our 2014 Omnibus Award Plan, the exercise price of outstanding options, and such other substitution or adjustments as it may determine to be equitable.

The 2014 Omnibus Award Plan has a term of ten years from its original effective date (i.e., ending                 , 2024), and no further awards may be granted after that date.

Awards Available for Grant. The Committee may grant awards of nonqualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), or any combination of the foregoing.

Options. The Committee is authorized to grant options to purchase shares of common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of Code for incentive stock options, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under our 2014 Omnibus Award Plan will be subject to the terms and conditions established by the Committee. Under the terms of our 2014 Omnibus Award Plan, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant. Options granted under the 2014 Omnibus Award Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement. The maximum term of an option granted under the 2014 Omnibus Award Plan is ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder). Payment in respect of the exercise of an option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise), through a “net exercise,” or the Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism or by such other method as the Committee may determine to be appropriate. The Committee may, in its sole discretion, accelerate the exercisability of a stock option upon a change in control, death, disability, retirement, or any other termination of a participant’s employment.

In-the-money options that have not been exercised by the option’s expiration date will be automatically exercised by means of a net exercise.

Stock Appreciation Rights. The Committee is authorized to award stock appreciation rights (referred to in this registration statement as “SARs”) under the 2014 Omnibus Award Plan. SARs will be subject to the terms and conditions established by the Committee and reflected in the award agreement. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares, or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2014 Omnibus Award Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. The Committee may, in its sole discretion, accelerate the exercisability of a SAR upon a change in control, death, disability, retirement, or any other termination of a participant’s employment.

In-the-money SARs that have not been exercised by the SAR’s expiration date will be automatically settled at that time.

Restricted Stock. The Committee is authorized to award restricted stock under the 2014 Omnibus Award Plan. Awards of restricted stock will be subject to the terms and conditions established by the Committee. Restricted stock is common stock that is subject to such restrictions as may be determined by the Committee for a specified period. If any dividends in respect of restricted stock have been withheld by the company during the restricted period, those dividends will be paid in cash or, at the discretion of the Committee, in common stock when the restricted period ends, unless the restricted stock has previously been forfeited. The Committee will determine the treatment of any unvested portion of a restricted stock award upon termination of a participant’s employment or service (and may, in its sole discretion, accelerate the lapse of any or all restrictions upon a change in control, death, disability, retirement, or any other termination of a participant’s employment).

Restricted Stock Unit Awards. The Committee is authorized to award restricted stock unit awards. Restricted stock unit awards will be subject to the terms and conditions established by the Committee. At the election of the

Committee, the participant will receive a number of shares of common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares at the expiration of the period over which the units are to be earned or at a later date selected by the Committee. If a restricted stock unit award agreement so provides, the restricted stock unit award will be credited with dividend equivalents in respect of the common stock underlying the restricted stock units. Any such dividend equivalents will be paid in cash or, at the discretion of the Committee, in common stock when the restricted period ends, unless the restricted stock unit has previously been forfeited. The Committee will determine the treatment of any unvested portion of restricted stock unit awards upon termination of a participant’s employment or service (and may, in its sole discretion, accelerate the lapse of any or all restrictions upon a change in control, death, disability, retirement, or any other termination of a participant’s employment).

Other Stock-Based Awards. The Committee is authorized to award unrestricted common stock and restricted stock under our Performance-Based Restricted Stock Program or other incentive programs that we may maintain from time to time. These awards may be granted either alone or in tandem with other awards with such terms and conditions as the Committee may determine.

Deferred Stock Units. Our non-employee directors will be granted deferred stock units. Deferred stock units entitle the director to receive a number of shares of our common stock on a deferred basis that are equal in value to the portion of the director’s annual retainer set by the board to be paid in deferred stock units. The board of directors may also permit directors to defer payment of any portion of the remainder of their annual retainers. In addition, directors will be allowed to defer payment of any portion of their meeting fees or fees they earn for serving as a board committee chairperson. Directors may choose to have meeting fees so deferred credited as cash or deferred stock units. Each of our directors will be credited with deferred stock units equal to the fixed portion of the retainer to be deferred and any elective portion the director has elected to defer. Directors’ deferred stock unit accounts will be credited with dividend equivalents whenever we pay dividends on our common stock. Dividend equivalents will accrue interest, and meeting fees deferred by our directors will also be credited with interest. Deferred stock units, meeting fees and dividend equivalents will all be paid to the directors 30 days after they cease serving as a member of our board of directors.

Performance Compensation Awards. The Committee may grant any award other than a stock option or a SAR under the 2014 Omnibus Award Plan in the form of a performance compensation award by conditioning the vesting of the award on the satisfaction of certain performance goals. The Committee may establish these performance goals with reference to one or more of the following:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	net revenue or net revenue growth;

•	gross revenue, gross revenue growth;

•	gross profit or gross profit growth;

•	net operating profit (before or after taxes);

•	return measures (including, but not limited to, return on investment, assets, capital, invested capital, equity, or sales);

•	cash flow measures (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital);

•	earnings before or after taxes, interest, depreciation, and/or amortization;

•	gross or operating margins;

•	productivity ratios;

•	share price (including, but not limited to, growth measures and total stockholder return);

•	expense targets;

•	operating efficiency;

•	objective measures of customer satisfaction;

•	working capital targets;

•	measures of economic value added;

•	inventory control;

•	stockholder return;

•	sales;

•	enterprise value;

•	client retention;

•	competitive market metrics;

•	employee retention;

•	timely completion of new product rollouts;

•	timely launch of new facilities;

•	objective measures of personal targets, goals, or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions, expansions of specific business operations, and meeting divisional or project budgets); and

•	any combination of the foregoing.

Transferability. Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s legal guardian or representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution, except that awards (other than incentive stock options) may in the sole discretion of the Committee be transferred without consideration and on such other terms and conditions as set forth by the Committee.

Amendment. Our board of directors may amend, suspend, or terminate our 2014 Omnibus Award Plan at any time; however, stockholder approval to amend our 2014 Omnibus Award Plan may be necessary if the law so requires. Also, we would need stockholder approval if the Committee intended to amend an award agreement in a way that would either reduce the exercise price or strike price of a stock option or SAR, or cancel and replace an outstanding stock option or SAR with a new option or SAR or other award or cash in a way that would constitute a “repricing” for financial statement reporting purposes or otherwise fail to qualify for equity accounting treatment, or take any other action that is considered a “repricing” for purposes of any stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted, and in either case was not otherwise permitted by the provisions of the plan relating to adjustments of awards in the case of changes in our capital structure and similar events. No amendment, suspension, or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under our 2014 Omnibus Award Plan and the disposition of shares acquired pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local, or payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options. The Code requires that, for treatment of an option as a qualified option, shares of our common stock acquired through the exercise of a qualified option cannot be disposed of before the later of (i) two years from the date of grant of the option and (ii) one year from the date of exercise. Holders of qualified options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the qualified option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of a qualified option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise and the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an otherwise qualified option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the qualified option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of a non-qualified stock option. Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act.) We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Deferred Stock Units and Restricted Stock Units. A participant will not be subject to tax upon the grant of a deferred stock unit award or a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a deferred stock unit award or a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) he actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

SARs. No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Other Stock-Based Awards. A participant will have taxable compensation equal to the difference between the fair market value of the shares on the date the award is settled (whether in shares or cash, or both) over the amount the participant paid for such shares, if any. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the three other officers besides the chief financial officer whose compensation is disclosed in its registration statement, subject to certain exceptions. The 2014 Omnibus Award Plan is intended to satisfy an exception with respect to grants of options and SARs to covered employees. In addition, the 2014 Omnibus Award Plan is designed to permit certain awards of restricted stock, restricted stock units, cash bonus awards and other awards to be awarded as performance compensation awards intended to qualify under the “performance-based compensation” exception to Section 162(m) of the Code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

The Distribution

The distribution will be accomplished by ADP distributing all of the shares of our common stock that it owns to holders of ADP common stock entitled to such distribution, as described under “Distribution.” Completion of the distribution will be subject to satisfaction or waiver by ADP of the conditions to the separation and distribution described below under “—Agreements with ADP—Separation and Distribution Agreement.” After the distribution, we will be an independent, publicly owned company.

Agreements with ADP

We have provided below a summary description of the separation and distribution agreement and the key related agreements we will enter into with ADP prior to the distribution. These agreements effect the separation and distribution and also provide a framework for our ongoing relationship with ADP. This description, which summarizes the material terms of these agreements, is not necessarily complete. You should read the full text of these agreements, forms of which have been filed with the SEC as exhibits to the registration statement of which this information statement forms a part.

Because the separation and distribution involves the separation of ADP’s existing businesses, we negotiated these agreements with ADP while we were a wholly owned subsidiary of ADP. Accordingly, during this time our directors and officers were directors, officers and employees of ADP and, as such, had an obligation to serve the interests of ADP. We believe our officers and officers of ADP negotiated these arrangements in good faith taking into account the interests of their respective companies in the separation.

Separation and Distribution Agreement

The separation and distribution agreement will contain the key provisions relating to the separation of our business from that of ADP and the distribution. The separation and distribution agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to us by ADP and by us to ADP in the separation, and it will describe when and how these transfers, assumptions and assignments will occur. In addition, it will include procedures by which ADP and we will become separate and independent companies. It will also contain the conditions that must be satisfied, or waived by ADP, prior to completion of the separation and distribution.

In addition, we will enter into certain ancillary agreements with ADP governing various interim and ongoing relationships between ADP and us following the distribution date. These ancillary agreements will include the following:

•	tax allocation agreement;

•	transition services agreement;

•	data center outsourcing services agreement;

•	intellectual property transfer agreement; and

•	employee matters agreement.

ADP and we intend to execute the separation and distribution agreement and the ancillary agreements before the distribution.

Pre-Distribution Occurrences. The separation and distribution agreement will provide, subject to the terms and conditions contained in the agreement and prior to the distribution, that the following will occur:

•	the consolidation of our international and domestic subsidiaries that are engaged in ADP’s Dealer Services business under Dealer Services Holdings LLC, a wholly owned subsidiary of ADP;

•	our conversion from a Delaware limited liability company to a Delaware corporation; and

•	the completion by us of new debt financing arrangements, under which we will borrow approximately $ million and use the proceeds, together with other cash on hand, to pay a dividend to ADP.

Distribution. The separation and distribution agreement will provide that the completion of the separation and distribution are subject to several conditions that must be satisfied, or waived by ADP, including:

•	the board of directors of ADP shall have given final approval of the separation and distribution, which approval the board of directors of ADP may give in its sole and absolute discretion;

•	the SEC shall have declared effective the registration statement of which this information statement forms a part, and no stop order shall be in effect with respect to the registration statement;

•	the actions and filings necessary or appropriate to comply with federal and state securities and blue sky laws and any comparable foreign laws shall have been taken and where applicable become effective or been accepted;

•	NASDAQ shall have accepted for listing the shares of our common stock to be issued in the distribution, subject to official notice of issuance;

•	no order by any court or other legal or regulatory restraint preventing completion of the separation or the distribution shall be threatened or in effect;

•	ADP shall have received an opinion from its counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, satisfactory to ADP, to the effect that the distribution of our shares by ADP to its stockholders will qualify as a distribution that is tax-free under Section 355 and other related provisions of the Code;

•	all consents and governmental or other regulatory approvals required in connection with the transactions contemplated by the separation and distribution agreement shall have been received;

•	each of the tax allocation agreement, transition services agreement, data center outsourcing services agreement, intellectual property transfer agreement and employee matters agreement shall have been entered into prior to the distribution and remain in full force and effect;

•	ADP shall have established the record date for determining stockholders of ADP entitled to receive shares of our common stock pursuant to the distribution;

•	the distribution will not violate or result in a breach of law or any material agreement;

•	each of the other pre-distribution occurrences shall have occurred; and

•	the board of directors of ADP shall not have determined that any event or development has occurred or exists that makes it inadvisable to effect the distribution.

Assumption of Liabilities and Indemnification. In general, under the separation and distribution agreement, we will indemnify ADP and its representatives and affiliates against certain liabilities, to the extent relating to, arising out of or resulting from:

•	our failure to pay, perform or otherwise promptly discharge any of our liabilities or any of our contracts or agreements in accordance with their respective terms;

•	any of our liabilities, any of our assets or the operation of our business, whether prior to or after the distribution;

•	any breach by us of the separation and distribution agreement;

•	any untrue statement or alleged untrue statement of a material fact or material omission or material alleged omission to state a material fact required to be stated in the registration statement of which this information statement forms a part or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case other than certain information relating to ADP and the distribution;

•	our failure to substitute a subsidiary or affiliate, owned by us immediately prior to the distribution but after the reorganization, for any subsidiary or affiliate of ADP, owned by ADP immediately after the distribution, as guarantor or primary obligor for any of our agreements or liabilities; and

•	our failure to perform in connection with any contribution, assignment, transfer, conveyance, delivery or assumption related to the distribution that has (i) not been consummated as of the time and date of the distribution and (ii) is held by ADP for our benefit or account.

In general, under the separation and distribution agreement, ADP will indemnify us and our representatives and affiliates against certain liabilities to the extent relating to, arising out of or resulting from:

•	the failure of ADP to pay, perform or otherwise promptly discharge any liability of ADP or any ADP contract or agreement in accordance with its respective terms;

•	any of ADP’s liabilities, any of its assets or the operation of its retained business, whether prior to or after the distribution;

•	any breach by ADP of the separation and distribution agreement;

•	any untrue statement or alleged untrue statement of a material fact or material omission or material alleged omission to state a material fact required to be stated in the registration statement of which this information statement forms a part or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case only for certain information relating to ADP and the distribution;

•	the failure by ADP to substitute a subsidiary or affiliate of ADP, owned by ADP immediately after the distribution, for any of our subsidiaries or affiliates, owned by us immediately prior to the distribution but after the reorganization, as guarantor or primary obligor for any ADP agreement or liability; and

•	the failure by ADP to perform in connection with any contribution, assignment, transfer, conveyance, delivery or assumption related to the distribution that has (i) not been consummated as of the time and date of the distribution and (ii) is held by us for the benefit or account of ADP.

Indemnification with respect to taxes will be governed by the tax allocation agreement.

Further Action and Delayed Transfers. The separation and distribution agreement will provide that ADP and we will cooperate to effect any contributions, assignments, transfers or assumptions not completed on the distribution date, due to approval, consent or other issues, as promptly following that date as is practicable. Until these contributions, assignments, transfers or assumptions can be completed, the party retaining the assets, liabilities or contracts to be contributed, assigned, transferred or assumed will hold in trust for the benefit of the other party any such assets, liabilities or contracts. In an effort to place each party, insofar as reasonably possible, in the same position as that party would have been had the contributions, assignments, transfers or assumptions occurred at the time contemplated by the separation and distribution agreement, the separation and distribution agreement provides that the economic benefit or detriment associated with those assets, liabilities or contracts will generally be passed on to the party that would have received the assets, liabilities or contracts if the contributions, assignments, transfers or assumptions had occurred as contemplated.

Access to Information. Under the separation and distribution agreement, the following terms govern access to information:

•	after the distribution, subject to applicable confidentiality provisions and other restrictions, we and ADP will each give the other any information within that company’s possession that the requesting party reasonably needs (a) to comply with the requirements imposed on the requesting party by a governmental authority, (b) for use in any proceeding to satisfy audit, accounting, insurance claims, regulatory, litigation or other similar requirements, (c) to comply with its obligations under the separation and distribution agreement or the ancillary agreements or (d) to enable the requesting party’s auditors to be able to complete their audit and preparation of financial statements and to meet the requesting party’s timetable for dissemination of its financial statements;

•	we and ADP will retain certain information owned or in our respective possession in accordance with our and ADP’s policies relating to such information; and

•	we and ADP will, subject to applicable confidentiality provisions and other restrictions, use reasonable best efforts to make available to the other party, our respective past and present directors, officers, employees and other personnel and agents to the extent reasonably required in connection with any proceedings in which the other party may become involved.

Limited Representations and Warranties. Pursuant to the separation and distribution agreement, we and ADP will make customary representations and warranties only with respect to our capacity to enter into and the validity and enforceability of the separation and distribution agreement and the ancillary agreements. Except as otherwise agreed, we both will take all assets and liabilities “as is, where is” and bear the economic risk relating to conveyance of, title to or the assumption of the assets and liabilities conveyed to one another.

Termination and Amendment. The separation and distribution agreement may be terminated or amended at any time prior to the distribution by ADP, in its sole discretion. In the event of the termination of the separation and distribution agreement, neither party shall have any further liability to the other party.

Expenses. In general, ADP will be responsible for expenses incurred in connection with the transactions contemplated in the separation and distribution agreement prior to the distribution.

Tax Allocation Agreement

The tax allocation agreement will govern both our and ADP’s rights and obligations after the distribution with respect to taxes for both pre- and post-distribution periods. Under the tax allocation agreement, ADP generally will be required to indemnify us for any income taxes attributable to its operations or our operations and for any non-income taxes attributable to its operations, in each case for all pre-distribution periods as well as any taxes arising from transactions effected to consummate the separation and distribution, and we generally will be required to indemnify ADP for any non-income taxes attributable to our operations for all pre-distribution periods and for any taxes attributable to our operations for post-distribution periods.

We will generally be required to indemnify ADP against any tax resulting from the distribution (and against any claims made against ADP in respect of any tax imposed on its stockholders), in each case if that tax results from (i) an issuance of a significant amount of our equity securities, a redemption of a significant amount of our equity securities or our involvement in other significant acquisitions of our equity securities (excluding the distribution described in this information statement), (ii) other actions or failures to act by us (such as those described in the following paragraph) or (iii) any of our representations or undertakings referred to in the tax allocation agreement being incorrect or violated. ADP will generally be required to indemnify us for any tax resulting from the distribution if that tax results from (a) ADP’s issuance of its equity securities, redemption of its equity securities or involvement in other acquisitions of its equity securities, (b) other actions or failures to act by ADP or (c) any of ADP’s representations or undertakings referred to in the tax allocation agreement being incorrect or violated.

In addition, to preserve the tax-free treatment to ADP of the distribution, for specified periods of up to 30 months following the distribution, we will generally be prohibited, except in specified circumstances, from:

•	issuing, redeeming or being involved in other significant acquisitions of our equity securities (excluding the distribution described in this information statement);

•	transferring significant amounts of our assets;

•	amending our certificate of incorporation or by-laws in any material respect;

•	failing to comply with the IRS requirement for a spin-off that we engage in the active conduct of a trade or business after the spin-off; or

•	engaging in other actions or transactions that could jeopardize the tax-free status of the distribution.

Though valid as between the parties, the tax allocation agreement is not binding on the IRS and does not affect the several liability of ADP and us for all U.S. federal taxes of the consolidated group relating to periods before the distribution date.

Transition Services Agreement

We will enter into a transition services agreement with ADP prior to the distribution under which ADP, its affiliates or third-party service providers will provide us with certain specified services on an interim basis. Among the principal services to be provided are operational and administrative infrastructure-related services, such as use of the e-mail domain “adp.com,” accounts payable processing, procurement support and human resources administrative services.

We will pay fees to ADP for any services provided, which fees are generally intended to be equal to the applicable allocable cost of ADP’s services to the Dealer Services Business prior to the distribution.

Data Center Outsourcing Services Agreement

We will enter into an arm’s length data center outsourcing services agreement with ADP prior to the distribution under which ADP will provide us with certain data center services relating to the provision of information technology and delivery network services. The term of the agreement will expire on                    .

Intellectual Property Transfer Agreement

We will enter into an intellectual property transfer agreement with ADP and certain of its subsidiaries prior to the distribution. Under the agreement, the parties will assign to one another a limited number of patents, trademarks, copyrights and other intellectual property (i) developed by the other party and (ii) of which such other party is the primary or exclusive user today or the anticipated primary or exclusive user in the future. Where the development costs have been shared, (a) we will enter into royalty-free cross licenses of certain intellectual property rights to ADP and certain of its subsidiaries, and (b) ADP and certain of its subsidiaries will enter into royalty-free cross licenses of certain intellectual property rights to us. In addition, the parties will grant to each other the option to acquire additional license rights to certain intellectual property at fair market value.

Employee Matters Agreement

We will enter into an agreement with ADP prior to the distribution pursuant to which certain employee benefits matters will be addressed, such as the treatment of ADP options held by our employees after the separation and the treatment of benefits for our management employees who participate in and have accrued benefits under the ADP Supplemental Officers Retirement Plan. The agreement will also, to the extent provided therein, delineate the benefit plans and programs in which our employees will participate following the separation. ADP will remain responsible for the payment of all benefits under the ADP benefit plans.

Other Transactions with ADP

In addition to the transactions with ADP described above, we will use human resources, payroll and benefits administration services provided by ADP in the ordinary course of its business to third-party entities on terms and conditions that we believe will be similar to those we could obtain from other providers of these services.

Related Party Transactions Policies and Procedures

After the distribution, we will adopt a written Related Person Transactions Policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee will have overall responsibility for implementation of and compliance with the policy. For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or Compensation Committee or group of independent directors of the Company performing a similar function.

The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting or, in those instances in which the legal department, in consultation with the Chief Executive Officer or the Chief Financial Officer, determines that it is not practicable or desirable for us to wait until the next Audit Committee meeting, to the Chair of the Audit Committee. Under the policy, our Audit Committee or the Chair of the Audit Committee, as applicable, may approve only those related person transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee or Chair of the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders.

Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

PRINCIPAL STOCKHOLDERS

As of the date hereof, all of the outstanding shares of our common stock are owned by ADP. After the distribution, ADP will own none of our common stock, except that ADP may be deemed to beneficially own shares of our common stock that its affiliates receive in the distribution in respect of ADP common stock held by them. ADP has informed us that it disclaims all such beneficial ownership pursuant to Rule 13d-4 of the Exchange Act.

The following table provides information with respect to the anticipated beneficial ownership of our common stock by (i) each stockholder who is expected to be a beneficial owner of more than five percent of our outstanding common stock immediately following the distribution, (ii) each of our directors, (iii) each of our executive officers named in the Summary Compensation Table (our “named executive officers”) and (iv) all of our directors and named executive officers as a group. We base the percentage of class amounts on each person’s beneficial ownership of ADP stock as of                , 2014 unless we indicate some other basis for the share amounts. Unless otherwise noted in the footnotes following the table, (i) the persons as to whom the information is given had sole voting and investment power over the ADP stock shown as beneficially owned and (ii) the address for each beneficial owner listed below is: c/o Dealer Services Holdings LLC, 1950 Hassell Road, Hoffman Estates, IL 60169.

The amounts and percentages of common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
5% Stockholders

Directors and Named Executive Officers
Steven J. Anenen
Al Nietzel
Robert N. Karp
Andrew Dean
John W.P. Holt

Directors and officers as a group ( persons)

*	Indicates less than one percent.
(1)	Excludes shares that may be acquired upon the exercise of options issued by ADP that will be converted into options from us upon the distribution.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning our capital stock, including a summary of certain material terms and provisions of our certificate of incorporation and our by-laws. You should read these documents in full for complete information on our capital stock. They are included as exhibits to the registration statement of which this information statement forms a part.

Common Stock

Shares Outstanding. At the time of the distribution we will be authorized to issue up to million shares of common stock, par value $0.01 per share. Based on the                 shares of ADP common stock outstanding as of                 , 2014, it is expected that we will have                 shares of common stock issued and outstanding immediately following the distribution.

Dividends. Subject to prior dividend rights of the holders of any preferred shares, holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.

Voting Rights. Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock do not have cumulative voting rights. This means a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our board of directors. It also means the holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all directors standing for election and the holders of the remaining shares will not be able to elect any directors.

Other Rights. In the event of any liquidation, dissolution or winding up of our company, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not currently entitled to pre-emptive rights.

Fully Paid. The issued and outstanding shares of our common stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of our common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Preferred Stock

At the time of the distribution we will be authorized to issue up to         million shares of preferred stock from time to time in one or more series and with such rights and preferences as determined by our board of directors with respect to each series. No shares of our preferred stock will be issued and outstanding immediately following the distribution.

Limitation on Liability of Directors and Officers

Immediately prior to the distribution, we will be converted into a Delaware corporation. Our certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed only for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, including through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our certificate of incorporation will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company in connection with any threatened, pending or completed action, suit or proceeding to which such person is, or is threated to be made, a party, whether civil or criminal, administrative or investigative, arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision in connection with any proceeding, including in advance of its final disposition, to the fullest extent permitted by law. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We expect to maintain insurance for our officers and directors against certain liabilities, including liabilities under the Securities Act, under insurance policies, the premiums of which will be paid by us. The effect of these will be to indemnify any officer or director of the Company against expenses, judgments, attorney’s fees and other amounts paid in settlements incurred by an officer or director arising from claims against such persons for conduct in their capacities as officers or directors of the Company.

Anti-Takeover Effects of Our Certificate of Incorporation and By-laws and Delaware Law

Some provisions of our certificate of incorporation and by-laws and Delaware law could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Size of Board and Vacancies

Our by-laws provide that our board of directors will have one or more members, which number will be determined by resolution of our board of directors. Directors are elected at each annual meeting of stockholders by the vote of a majority of the shares present. Any director may be removed at any time, with or without cause, upon the affirmative vote of holders of a majority of the outstanding shares of our stock. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our board of directors resulting from death, resignation, retirement, removal from office or other cause may be filled by the majority vote of our remaining directors in office, or by the sole remaining director, or by a majority vote of our stockholders at a special meeting called for that purpose. If at such special meeting no person nominated to fill the vacancy receives a majority of such votes, then such vacancy will be filled by the majority of remaining directors in office.

Elimination of Stockholder Action by Written Consent

Our certificate of incorporation eliminates the right of our stockholders to act by written consent following the distribution. Stockholder action must take place at the annual or a special meeting of our stockholders.

Stockholder Meetings

Under our by-laws, only our chairman, chief executive officer or our board of directors may call special meetings of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Delaware Anti-Takeover Law

Upon the distribution, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

No Cumulative Voting

Neither our certificate of incorporation nor our by-laws provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization of our undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Forum for Adjudication of Disputes

Our certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting breach of a fiduciary duty owed by any of our director, officer or other employee, any action asserting a claim arising pursuant to the Delaware General Corporation Law or any action asserting a claim governed by the internal affairs doctrine. Although we will include a choice of forum provision in our certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable. In addition, this provision would not affect the ability of our stockholders to seek remedies under the federal securities laws.

Transfer Agent and Registrar

Our transfer agent and registrar is Wells Fargo Shareowner Services.

Listing

Our shares of common stock will be listed on NASDAQ under the ticker symbol “                 .”

Recent Sales of Unregistered Securities

In May 2014, in connection with our formation, we issued 100 limited liability company membership interests to ADP for an aggregate consideration of $100. These securities were issued in reliance on the exemption contained in Section 4(2) of the Securities Act on the basis that the transaction did not involve a public offering. No underwriters were involved in the sale.

In connection with our conversion to a Delaware corporation on                 , 2014, we will issue to ADP                  shares of our common stock in consideration of the cancellation of our outstanding limited liability company membership interests held by ADP. These shares of common stock will be issued in reliance on the exemption contained in Section 4(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

DELIVERY OF INFORMATION STATEMENT

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for information statements with respect to two or more stockholders sharing the same address by delivering a single information statement to those stockholders. This process, known as “householding,” is intended to provide greater convenience for stockholders, and cost savings for companies, by reducing the number of duplicate documents that stockholders receive. Unless contrary instructions from one or more stockholders sharing an address have been received, only one copy of this information statement will be delivered to those multiple stockholders sharing an address.

If, at any time, a stockholder no longer wishes to participate in “householding” and would prefer to receive separate copies of the information statement, the stockholder should notify his or her intermediary or, if shares are registered in the stockholder’s name, should contact us at the address and telephone number provided below. Any stockholder who currently receives multiple copies of the information statement at his or her address and would like to request “householding” of communications should contact his or her intermediary or, if shares are registered in the stockholder’s name, should contact us at the address and telephone number provided below. Additionally, we will deliver, promptly upon written or oral request directed to the address or telephone number below, a separate copy of the information statement to any stockholders sharing an address to which only one copy was mailed.

Automatic Data Processing, Inc.

One ADP Boulevard

Roseland, NJ 07068

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that ADP stockholders will receive in the distribution. This information statement forms a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our company and the distribution, reference is made to the registration statement and the exhibits to the registration statement.

After the distribution, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing combined financial statements certified by an independent public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public on the internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

We maintain an internet site at                 . Our website and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement.

Dealer Services Business of Automatic Data Processing, Inc.

Condensed Combined Statements of Comprehensive Income

(In millions)

(Unaudited)

	Nine Months Ended March 31,
	2014	2013
Revenues	$1,469.3	$1,368.4
EXPENSES:
Cost of revenues	899.1	816.4

Selling, general, and administrative expenses	308.3	314.2
Interest expense	0.7	0.7

TOTAL EXPENSES	1,208.1	1,131.3

Other income, net	(0.1)	(1.4)

EARNINGS BEFORE INCOME TAXES	261.3	238.5

Provision for income taxes	86.3	87.0

NET EARNINGS	$175.0	$151.5

Other comprehensive income/(loss)
Currency Translation Adjustments	30.4	(1.1)

Other comprehensive income/(loss)	$30.4	$(1.1)

Comprehensive income	$205.4	$150.4

Dealer Services Business of Automatic Data Processing, Inc.

Condensed Combined Balance Sheets

(In millions)

(Unaudited)

	ADP Dividend Pro Forma March 31, 2014	March 31, 2014	June 30, 2013
Assets
Current assets:
Cash and cash equivalents	$—	$360.0	$276.3
Accounts receivable (net of allowance for doubtful accounts of $9.2 million and $10.3 million, respectively)	—	299.7	263.2
Notes receivable from affiliated parties	—	39.0	35.0
Other current assets	—	198.2	199.0

Total current assets	—	896.9	773.5
Property, plant and equipment, net	—	107.0	92.8
Other assets	—	262.4	246.3
Goodwill	—	1,217.6	1,167.3
Intangible assets, net	—	137.9	147.2

Total assets	$—	$2,621.8	$2,427.1

Liabilities and Group Equity
Current Liabilities:
Accounts payable	$—	$14.1	$16.0
Accrued expenses and other current liabilities	—	157.8	166.3
Accrued payroll and payroll-related expenses	—	83.3	100.6
Short-term deferred revenues	—	231.1	224.2
Notes payable to affiliated parties	—	21.8	22.0
Dividend payable to ADP	—	—	—

Total current liabilities	—	508.1	529.1
Other liabilities	—	41.3	45.4
Deferred income taxes	—	69.0	76.1
Long-term deferred revenues	—	241.9	239.9

Total liabilities	—	860.3	890.5

Group Equity:
Parent company’s net investment	—	1,688.1	1,493.6
Accumulated other comprehensive income	—	73.4	43.0

Group equity	—	1,761.5	1,536.6

Total liabilities and group equity	$—	$2,621.8	$2,427.1

Dealer Services Business of Automatic Data Processing, Inc.

Condensed Combined Statements of Cash Flows

(In millions)

(Unaudited)

	Nine Months Ended March 31,
	2014	2013
Cash Flows From Operating Activities
Net earnings	$175.0	$151.5
Adjustments to reconcile net earnings to net cash flows provided by operating activities:
Depreciation and amortization	51.2	47.8
Deferred income taxes	(14.7)	1.6
Stock-based compensation expense	15.0	11.4
Net pension expense	2.9	4.4
Other	(0.7)	3.7
Changes in operating assets and liabilities, net of effects from acquisitions and divestitures of businesses:
Increase in accounts receivable	(34.9)	(40.3)
Increase in other assets	(9.5)	(18.4)
(Decrease)/increase in accounts payable	(2.5)	0.6
(Decrease)/increase in accrued expenses and other liabilities	(32.8)	14.4

Net cash flows provided by operating activities	149.0	176.7

Cash Flows From Investing Activities
Capital expenditures	(44.8)	(30.0)
Additions to intangibles	(4.6)	(2.6)
Acquisitions of businesses, net of cash acquired	(25.7)	—
Advances for notes receivable with parent and affiliates	(2.5)	(3.7)
Net advances of investments to parent and affiliates	—	(68.0)

Net cash flows used in investing activities	(77.6)	(104.3)

Cash Flows From Financing Activities
Borrowings of notes payable with parent and affiliates	1.0	—
Repayments of notes payable to parent and affiliates	(2.1)	(2.0)
Other	7.2	(9.8)
Net returns of investments from parent and affiliates	12.1	—

Net cash flows provided by (used in) financing activities	18.2	(11.8)

Effect of exchange rate changes on cash and cash equivalents	(5.9)	0.8

Net change in cash and cash equivalents	83.7	61.4
Cash and cash equivalents, at beginning of year	276.3	223.1

Cash and cash equivalents, at end of year	$360.0	$284.5

Dealer Services Business of Automatic Data Processing, Inc.

Notes to the Condensed Combined Financial Statements

(Tabular dollars in millions, except per share amounts)

(Unaudited)

NOTE 1. BASIS OF PRESENTATION

A. Proposed Spin-off. On April 9, 2014, the board of directors of Automatic Data Processing, Inc. (“ADP” or the “Parent”) approved the spin-off of Dealer Services Holdings LLC (the “Company” or “Dealer Services”) to its stockholders as an independent, publicly-traded company (the “Distribution”). ADP has requested an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, its counsel, to the effect that, based on certain facts, assumptions, representations and undertakings set forth in the request, the distribution will qualify as a transaction that is tax-free under Section 355 and other related provisions of the Code. The distribution is conditioned upon the receipt by ADP of such a favorable opinion of counsel confirming the distribution’s tax-free status. Immediately following the Distribution, ADP will no longer have a financial investment in the Company.

The Company and ADP will enter into several agreements providing for the separation of the companies and various existing governing relationships between the Company and ADP.

B. Description of Business. The Company is a global provider of integrated technology solutions to the information technology and marketing/advertising markets of the automotive retail industry. The Company’s solutions enable automotive retailers and original equipment manufacturers (“OEMs”) to better manage, analyze and grow their businesses. The Company classifies its operations into the following reportable segments: Automotive Retail Solutions North America, Automotive Retail Solutions International and Digital Marketing Solutions. In addition, the Company has an “Other” segment, the primary components of which are non-recurring gains and losses and certain charges and expenses that have not been allocated to the reportable segments, such as stock-based compensation expense.

C. Basis of Preparation. The condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These Financial Statements present the condensed combined financial position and results of operations of the Dealer Services Business (the “Company”) of Automatic Data Processing, Inc. (“ADP” or the “Parent”), which is under common control and common management by ADP. The historical financial results in the condensed combined financial statements presented may not be indicative of the results that would have been achieved had the Company operated as a separate, stand-alone entity. The condensed combined financial statements included herein do not reflect any changes that may occur in the financing and operations of the company as a result of the Distribution. The Company is expected to have a capital structure different from the capital structure in the condensed combined financial statements and, accordingly, interest expense is not necessarily indicative of the interest expense that the Company would have incurred as a separate, independent company. However, management believes that the condensed combined financial statements include all adjustments necessary for a fair presentation of the business. The Company has eliminated all intercompany balances with ADP and its affiliates with the exception of notes receivable from affiliated parties and notes payable to affiliated parties (see Note 6), with the exception of notes between the Company and ADP or ADP’s affiliates, all intercompany transactions between the Company and ADP are considered to be effectively settled in the condensed combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected as a financing or investing activity, as applicable, in the Condensed Combined Statements of Cash Flows and as Parent’s net investment in the Condensed Combined Balance Sheets. Notes between the Company and ADP or ADP’s affiliates will be settled prior to the Distribution.

The accompanying condensed combined financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods. These condensed combined financial statements should be read in conjunction with the combined financial statements and related notes of the

Company as of and for the year ended June 30, 2013. The Company incurs expenses related to its internal use software and computer software to be sold, leased or otherwise marketed. Such expenses were $123.4 million and $114.8 million for the nine months ended March 31, 2014 and 2013, respectively.

The results of operations for the nine months ended March 31, 2014 may not be indicative of the results to be expected for the fiscal year ended June 30, 2014.

The condensed combined financial statements include costs for facilities, functions, and services used by the Company at shared ADP sites and costs for certain functions and services performed by centralized ADP organizations and directly charged to the Company based on revenue and headcount. The expenses allocated to the Company for these services are not necessarily indicative of the expenses that would have been incurred if the Company had been a separate, independent entity and had otherwise managed these functions. The Company’s condensed combined financial statements include the following transactions with ADP or its affiliates:

Overhead Expenses: The Condensed Combined Statements of Comprehensive Income of the Company include an allocation of certain general expenses of ADP and its affiliates, which were in support of the Company, including departmental costs for travel, procurement, treasury, tax, internal audit, risk management, real estate, benefits, and other corporate and infrastructure costs. The Company was allocated $21.9 million and $20.7 million of these overhead costs related to ADP’s shared functions for the nine months ended March 31, 2014 and 2013, respectively, which are primarily reported in selling, general and administrative expenses. These allocations were based on a variety of factors. The allocation of the travel department costs is based on the estimated percentage of travel directly related to the Company. The allocation of benefits is based on the approximate benefit claims or payroll costs directly related to the company as compared to ADP’s total claims and payroll costs. The allocation of real estate management costs were allocated based on the estimated percentage of square footage of facilities for the Dealer Services business that were managed by the corporate real estate department in relation to ADP’s total managed facilities. All other allocations are based on an estimated percentage of support staff time in comparison to ADP as a whole. Management believes that these allocations were made on a reasonable basis.

Royalty Fees: The Condensed Combined Statements of Comprehensive Income include a trademark royalty fee charged by ADP to the Company based on revenues for licensing fees associated with the use of the ADP trademark. The Company was charged $16.3 million and $15.0 million for the nine months ended March 31, 2014 and 2013, respectively, for such trademark royalty fees. These charges were included in selling, general, and administrative expenses on the Condensed Combined Statements of Comprehensive Income. Management believes that these allocations were made on a reasonable basis.

Services Received from Affiliated Companies: Certain systems development functions have been outsourced to an ADP shared services facility located in India. This facility provides services to the Company as well as to other ADP affiliates. The Company purchased $14.2 million and $9.6 million of services from this facility for the nine months ended March 31, 2014 and 2013. The charge for these services is included within costs of revenues. Management believes that these allocations were made on a reasonable basis.

Notes Receivable from Affiliated Parties and Notes Payable to Affiliated Parties: The amounts recorded in the combined financial statements as notes receivables from affiliated parties and notes payable to affiliated parties represent amounts that are receivable or payable to affiliated parties under contractual arrangements. Interest income and interest expense on these transactions with affiliated companies is included within other income, net and Interest Expense on the Combined Statements of Comprehensive Income, respectively. Refer to Notes 3 and 6 for further information.

Other Services: The Company receives other services from ADP and its affiliates (e.g., payroll processing services). The Company is primarily charged at a fixed rate per employee per month for such payroll processing services. Expenses incurred for such services was $0.9 million for the nine months ended March 31, 2014 and 2013, and is included in the Condensed Combined Statements of Comprehensive Income in selling, general and administrative expenses.

Unaudited Pro Forma Balance Sheet for ADP Dividend: In connection with the separation from ADP, the Company expects to enter into a $ million interim term facility. At or prior to the distribution, the Company intends to transfer $ million to ADP. The accompanying unaudited pro forma balance sheet as of March 31, 2014 gives effect to the $ million dividend expected to be paid to ADP.

NOTE 2. NEW ACCOUNTING PRONOUNCEMENTS

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU 2014-08 requires that a disposal representing a strategic shift that has (or will have) a major effect on an entity’s financial results or a business activity classified as held for sale should be reported as discontinued operations. ASU 2014-08 also expands the disclosure requirements for discontinued operations and adds new disclosures for individually significant dispositions that do not qualify as discontinued operations. ASU 2014-08 is effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2014. The impact of ASU 2014-08 is dependent upon the nature of dispositions, if any, after adoption.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 requires netting of unrecognized tax benefits against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax position. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective adoption is permitted. The adoption of ASU 2013-11 will not have a material impact on the Company’s results of operations, financial condition, or cash flows.

In July 2013, the Company adopted ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires entities to disclose the amount of income (loss) reclassified out of accumulated other comprehensive income to each respective line item on the income statement. The guidance allows companies to elect whether to disclose the reclassification either on the face of the income statement or in the notes to the Financial Statements, including cross-referencing other disclosures which provide additional details about these amounts. The Company has elected to disclose the reclassification in the notes to the Financial Statements with cross-references to other disclosures which provide additional details about the amounts. The adoption of ASU 2013-02 did not have an impact on the Company’s combined results of operations, financial condition, or cash flows.

In July 2012, the Company adopted ASU 2011-08, “Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that the fair value of a reporting unit is less than its carrying value based upon the qualitative assessment, it is necessary to perform the currently prescribed two-step goodwill impairment test. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. The adoption of ASU 2011-08 did not have an impact on the Company’s combined results of operations, financial condition, other comprehensive income, or cash flows.

In July 2012, the Company adopted the FASB’s ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” ASU 2011-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net earnings and other comprehensive income. The Company has elected to present net earnings and other comprehensive income on one continuous statement. The adoption of ASU 2011-05 did not have an impact on the Company’s combined results of operations, financial condition, or cash flows.

NOTE 3. OTHER INCOME, NET

Other income, net consists of the following:

	Nine Months Ended March 31,
	2014	2013
Interest income on notes receivable from affiliated parties	$(0.6)	$(0.5)
Interest income on corporate investments	(1.7)	(1.1)
Foreign exchange (gain) loss	2.3	0.4
Other	(0.1)	(0.2)

Other income, net	$(0.1)	$(1.4)

NOTE 4. ACQUISITIONS AND DIVESTITURES

The purchase price allocations for acquisitions were based on estimates of the fair value of tangible and intangible assets acquired and liabilities assumed, utilizing recognized valuation techniques, including the income and market approaches. Assets acquired and liabilities assumed in business combinations were recorded on the Company’s Condensed Combined Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Company’s Condensed Combined Statements of Comprehensive Income since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when the Company receives final information, including appraisals and other analyses.

The Company acquired two businesses during the nine months ended March 31, 2014 for approximately $28.5 million, net of cash acquired. The acquisitions were not material to the Company’s results of operations, financial position, or cash flows. The Company did not acquire any businesses during the nine month period ended March 31, 2013.

NOTE 5. GOODWILL AND INTANGIBLE ASSETS, NET

Changes in goodwill for the nine months ended March 31, 2014 are as follows:

	Automotive Retail Solutions North America	Automotive Retail Solutions International	Digital Marketing Solutions	Total
Balance as of June 30, 2013	$376.9	$414.3	$376.1	$1,167.3
Additions	22.7	—	—	22.7
Purchase price adjustments	—	—	—	—
Cumulative translation adjustments	(1.8)	29.4	—	27.6

Balance as of March 31, 2014	$397.8	$443.7	$376.1	$1,217.6

Components of intangible assets, net are as follows:

	March 31,			June 30,
	2014			2013
	Original Cost	Accumulated Amortization	Intangible Assets, net	Original Cost	Accumulated Amortization	Intangible Assets, net
Software	$101.9	$(85.8)	$16.1	$93.9	$(78.2)	$15.7
Client lists	220.8	(119.1)	101.7	212.6	(102.3)	110.3
Trademarks	27.1	(7.0)	20.1	26.8	(5.6)	21.2
Other intangibles	6.0	(6.0)	—	5.9	(5.9)	—

	$355.8	$(217.9)	$137.9	$339.2	$(192.0)	$147.2

Other intangibles consist primarily of purchased rights, covenants, and patents (acquired directly or through acquisitions). All of the intangible assets have finite lives and, as such, are subject to amortization. The weighted average remaining useful life of the intangible assets is seven years (three years for software and software licenses, seven years for customer contracts and lists, and 11 years for trademarks). Amortization of intangibles was $7.1 million and $7.0 million for the three months ended March 31, 2014 and 2013, respectively, and $21.7 million and $20.9 million for the nine months ended March 31, 2014 and 2013, respectively. Estimated amortization expenses of the Company’s existing intangible assets are as follows:

Amount
Three months ended June 30, 2014	$8.1
Twelve months ended June 30, 2015	$27.2
Twelve months ended June 30, 2016	$22.9
Twelve months ended June 30, 2017	$17.4
Twelve months ended June 30, 2018	$15.5
Twelve months ended June 30, 2019	$10.8

NOTE 6. NOTES RECEIVABLE/PAYABLE FROM/TO AFFILIATED PARTIES

The following is a listing of all notes receivable and payable to affiliates at March 31, 2014 and June 30, 2013, respectively:

Type of Issue	Interest Rate	Date of Maturity	March 31, 2014	June 30, 2013
Notes receivable denominated in a foreign currency:
Note receivable from affiliate	0.6%	10/1/2014	$9.6	$9.1
Note receivable from affiliate	0.3%	11/29/2014	11.8	11.2
Note receivable from affiliate	2.8%	8/13/2014	1.8	1.8
Note receivable from affiliate	2.8%	8/13/2014	1.0	1.0
Note receivable from affiliate	2.8%	8/13/2014	1.3	1.3
Note receivable from affiliate	3.6%	1/17/2015	1.3	1.3
Note receivable from affiliate	3.6%	1/17/2015	1.3	1.4
Note receivable from affiliate	3.6%	1/17/2015	0.7	0.7
Note receivable from affiliate	6.0%	4/8/2015	1.8	1.7
Note receivable from affiliate	6.0%	8/19/2015	1.8	1.7
Note receivable from affiliate	6.0%	10/21/2015	1.4	1.4
Note receivable from affiliate	6.0%	1/20/2016	0.9	0.8
Note receivable from affiliate	5.5%	2/29/2016	1.8	—
Note receivable from affiliate	5.5%	2/29/2016	0.8	1.6
Note receivable from affiliate	5.5%	12/5/2016	1.7	—

			$39.0	$35.0

Notes payable denominated in a foreign currency:
Note payable to affiliate	4.9%	1/16/2024	$20.8	$19.9
Note payable to affiliate	3.0%	11/18/2013	—	1.6

			$20.8	$21.5

Notes payable denominated in US dollars:

Note payable to affiliate	0.8%	8/16/2015	$1.0	$—

Notes payable denominated in US dollars:

Note payable to affiliate	0.5%	8/16/2013	$—	$0.5

Total notes receivable from affiliated parties			$39.0	$35.0

Total notes payable to affiliated parties			$21.8	$22.0

Notes payable to affiliates and notes receivable from affiliates are to be repaid prior to the spin-off date. Accordingly, they have been classified as current liabilities or current assets, as applicable, on the Condensed Combined Balance Sheets. Interest expense on notes payable to affiliates was $0.7 million and $0.7 million for the nine months ended March 31, 2014 and 2013, respectively, and is reported in interest expenses on the Condensed Combined Statements of Comprehensive Income. Interest income on notes receivable from affiliates was $0.6 million and $0.5 million for the nine months ended March 31, 2014 and 2013, respectively, and is reported in other income, net on the Condensed Combined Statements of Comprehensive Income (See Note 3).

NOTE 7. EMPLOYEE BENEFIT PLANS

A. Defined Benefit Pension Plans. Certain employees of the Company are covered by ADP’s domestic defined benefit plans. In addition, certain employees of the Company are part of ADP’s Supplemental Officers Retirement Plan (“SORP”). The SORP is a defined benefit plan pursuant to which ADP will pay supplemental pension benefits to certain key officers upon retirement based upon the officers’ years of service and compensation. Liabilities and assets related to these plans will remain with the Parent. Domestic pension expense allocated to the Company for the nine months ended March 31, 2014 and 2013 was $2.3 million and $4.0 million, respectively. SORP expense allocated to the Company for the nine months ended March 31, 2014 and 2013 was $1.3 million and $1.2 million, respectively.

B. Defined Contribution Savings Plans. ADP has a defined contribution plan that covers most of its domestic employees. This 401(k) plan provides company matching under various formulas. The costs allocated to the Company for the domestic associates for the nine months ended March 31, 2014 and 2013 was $9.5 million and $8.7 million, respectively.

C. International Savings Plans. The Company’s foreign subsidiaries have retirement savings-type plans that cover certain international employees. These retirement savings-type plans provide company matching under various formulas. The Company’s expense for these plans for the nine months ended March 31, 2014 and 2013 was $8.8 million and $8.6 million, respectively.

NOTE 8. INCOME TAXES

The Company is routinely examined by the Internal Revenue Service (the “IRS”) in conjunction with the IRS audit of the Parent and examined by tax authorities in countries in which it conducts business, as well as states in which it has significant business operations. The tax years under examination vary by jurisdiction. The Company is included in the IRS examination of the Parent for the years ended June 30, 2009 through the year ended June 30, 2013. In fiscal 2014, the Company reached agreements with the IRS regarding all outstanding tax audit issues in dispute for the tax years through and including June 30, 2012, which did not have a material impact to the consolidated financial statements of the Company. The Company regularly considers the likelihood of assessments in each of the jurisdictions resulting from examinations. The Company has established tax reserves which it believes are adequate in relation to the potential assessments. Once established, reserves are adjusted when there is more information available, when an event occurs necessitating a change to the reserves or the statute of limitations for the relevant taxing authority to examine the tax position has expired. The resolution of tax matters should not have a material effect on the combined financial condition of the Company, the Company’s Combined Statements of Earnings for a particular future period or on the Company’s effective tax rate.

Our effective tax rate for the nine months ended March 31, 2014 was 33.0%, compared to 36.5% for the nine months ended March 31, 2013. The decrease in the effective tax rate is attributable to the reversal of a valuation allowance during the nine months ended March 31, 2014.

NOTE 9. COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims and litigation in the normal course of business. When a loss is considered probable and reasonably estimable, the Company records a liability in the amount of its best estimate for the ultimate loss. There can be no assurance that these matters will be resolved in a manner that is not adverse to the Company.

It is not the Company’s business practice to enter into off-balance sheet arrangements. In the normal course of business, the Company may enter into contracts in which it makes representations and warranties that relate to the performance of the Company’s services and products. The Company does not expect any material losses related to such representations and warranties.

NOTE 10. ACCUMULATED OTHER COMPREHENSIVE INCOME (“AOCI”)

Comprehensive income is a measure of income that includes both net earnings and other comprehensive income (loss). Other comprehensive income (loss) results from items deferred on the Combined Condensed Balance Sheets in group equity. The Company’s other comprehensive income for the nine months ended March 31, 2014 and AOCI balances as of March 31, 2014 and June 30, 2013 was comprised solely of currency translation adjustments. For the nine months ended March 31, 2014, Other comprehensive income was $30.4 million. There were no items of AOCI reclassified to Net Earnings on the Combined Condensed Statements of Comprehensive Income.

NOTE 11. INTERIM FINANCIAL DATA BY SEGMENT

The Company manages its business operations through strategic business units. Based upon similar economic characteristics and operational characteristics, the Company’s strategic business units are aggregated into the following three reportable segments: Automotive Retail Solutions North America, Automotive Retail Solutions International and Digital Marketing Solutions. The primary components of “Other” are corporate allocations and other expenses not recorded in segment results such as stock-based compensation expense. Certain revenues and expenses are charged to the reportable segments at a standard rate for management reasons. Other costs are recorded based on management responsibility. The prior year’s reportable segments’ net revenues and earnings before income taxes have been adjusted to reflect updated fiscal 2014 budgeted foreign exchange rates. Foreign exchange differences are a reconciling item between the actual foreign exchange rates and fiscal 2014 budgeted foreign exchange rates. This adjustment is eliminated in combination and as such represents a reconciling difference to net revenues and earnings from continuing operations before income taxes.

Segment Results:

	Revenues
	Nine Months Ended March 31,
	2014	2013
Automotive Retail Solutions North America	$947.2	$901.4
Automotive Retail Solutions International	244.1	234.9
Digital Marketing Solutions	272.6	225.9
Foreign exchange	5.4	6.2

Total	$1,469.3	$1,368.4

	Earnings before Income Taxes
	Nine Months Ended March 31,
	2014	2013
Automotive Retail Solutions North America	$257.9	$235.9
Automotive Retail Solutions International	36.3	29.7
Digital Marketing Solutions	17.7	16.2
Other	(51.6)	(45.9)
Foreign exchange	1.0	2.6

Total	$261.3	$238.5

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Automatic Data Processing, Inc.

Roseland, New Jersey

We have audited the accompanying combined balance sheets of Dealer Services Business of Automatic Data Processing, Inc. (the “Company”) as of June 30, 2013 and 2012, and the related combined statements of comprehensive income, group equity, and cash flows for each of the three years in the period ended June 30, 2013. Our audits also included the financial statement schedule listed in the Index at Page F-1. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the combined financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the combined financial statements, the Company is comprised of the assets and liabilities used in managing and operating the Company. The combined financial statements include expense allocations for certain corporate functions historically provided by Automatic Data Processing, Inc. (“ADP”). These allocations may not be reflective of the actual expenses which would have been incurred had the Company operated as a separate entity apart from ADP.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

June 9, 2014

Dealer Services Business of Automatic Data Processing, Inc.

Combined Statements of Comprehensive Income

(In millions)

	Years Ended June 30,
	2013	2012	2011
Revenues	$1,839.2	$1,696.3	$1,563.6
EXPENSES:
Costs of revenues	1,102.6	1,021.6	943.3

Selling, general, and administrative expenses	422.9	423.7	396.0
Interest expense	0.9	1.0	0.9

TOTAL EXPENSES	1,526.4	1,446.3	1,340.2

Other income, net	(1.6)	(2.6)	(1.6)

EARNINGS BEFORE INCOME TAXES	314.4	252.6	225.0

Provision for income taxes	115.0	91.8	90.0

NET EARNINGS	$199.4	$160.8	$135.0

Other comprehensive (loss) income
Currency Translation Adjustments	(1.1)	(32.6)	58.8

Other comprehensive (loss) income	$(1.1)	$(32.6)	$58.8

Comprehensive income	$198.3	$128.2	$193.8

Dealer Services Business of Automatic Data Processing, Inc.

Combined Balance Sheets

(In millions)

	June 30, 2013	June 30, 2012
Assets
Current assets:
Cash and cash equivalents	$276.3	$223.1
Accounts receivable (net of allowance for doubtful accounts of $10.3 million and $9.4 million, respectively)	263.2	234.3
Notes receivable from affiliated parties	35.0	28.5
Other current assets	199.0	190.4

Total current assets	773.5	676.3
Property, plant and equipment, net	92.8	86.4
Other assets	246.3	233.6
Goodwill	1,167.3	1,169.5
Intangible assets, net	147.2	171.7

Total assets	$2,427.1	$2,337.5

Liabilities and Group Equity
Current liabilities:
Accounts payable	$16.0	$15.2
Accrued expenses and other current liabilities	166.3	172.0
Accrued payroll and payroll-related expenses	100.6	96.3
Short-term deferred revenues	224.2	218.4
Notes payable to affiliated parties	22.0	23.5

Total current liabilities	529.1	525.4
Other liabilities	45.4	49.3
Deferred income taxes	76.1	81.1
Long-term deferred revenues	239.9	219.9

Total liabilities	890.5	875.7

Group Equity:
Parent company’s net investment	1,493.6	1,417.7
Accumulated other comprehensive income	43.0	44.1

Group equity	1,536.6	1,461.8

Total liabilities and group equity	$2,427.1	$2,337.5

Dealer Services Business of Automatic Data Processing, Inc.

Combined Statements of Group Equity

(In millions)

	Parent Company’s Net Investment	Accumulated Other Comprehensive Income (Loss)	Group Equity
Balance at June 30, 2010	$1,018.7	$17.9	$1,036.6
Net earnings	135.0	—	135.0
Foreign currency translation adjustments	—	58.8	58.8
Net contributions from Parent	287.7	—	287.7

Balance at June 30, 2011	1,441.4	76.7	1,518.1
Net earnings	160.8	—	160.8
Foreign currency translation adjustments	—	(32.6)	(32.6)
Net distributions to Parent	(184.5)	—	(184.5)

Balance at June 30, 2012	1,417.7	44.1	1,461.8
Net earnings	199.4	—	199.4
Foreign currency translation adjustments	—	(1.1)	(1.1)
Net distributions to Parent	(123.5)	—	(123.5)

Balance at June 30, 2013	$1,493.6	$43.0	$1,536.6

Dealer Services Business of Automatic Data Processing, Inc.

Combined Statements of Cash Flows

(In millions)

	Years Ended June 30,
	2013	2012	2011
Cash Flows From Operating Activities
Net earnings	$199.4	$160.8	$135.0
Adjustments to reconcile net earnings to net cash flows provided by operating activities:
Depreciation and amortization	63.6	59.9	59.6
Deferred income taxes	(5.8)	10.3	29.6
Stock-based compensation expense	14.1	14.3	13.2
Pension expense	6.1	5.4	6.1
Other	8.0	4.5	17.1
Changes in operating assets and liabilities, net of effects from acquisitions and divestitures of businesses:
Increase in accounts receivable	(33.8)	(10.9)	(18.3)
(Increase)/decrease in other assets	(22.2)	(11.9)	1.0
Increase /(decrease) in accounts payable	0.7	(2.9)	(11.8)
Increase/(decrease) in accrued expenses and other liabilities	33.2	(1.7)	2.1

Net cash flows provided by operating activities	263.3	227.8	233.6

Cash Flows From Investing Activities
Capital expenditures	(44.3)	(40.5)	(43.5)
Additions to intangibles	(3.4)	(2.8)	(3.3)
Acquisitions of businesses, net of cash acquired	—	(60.8)	(429.6)
Proceeds from notes receivable with parent and affiliates	—	—	0.8
Advances for notes receivable with parent and affiliates	(5.3)	(3.5)	(2.6)
Net advances of investments to parent and affiliates	(142.1)	(202.7)	—

Net cash flows used in investing activities	(195.1)	(310.3)	(478.2)

Cash Flows From Financing Activities
Borrowings of notes payable from parent and affiliates	—	2.0	3.5
Repayments of notes payable to parent and affiliates	(2.0)	(2.7)	(8.4)
Other	(9.8)	3.5	0.1
Net returns of investments from parent and affiliates	—	—	294.5

Net cash flows (used in) provided by financing activities	(11.8)	2.8	289.7

Effect of exchange rate changes on cash and cash equivalents	(3.2)	(14.9)	18.5

Net change in cash and cash equivalents	53.2	(94.6)	63.6
Cash and cash equivalents, at beginning of year	223.1	317.7	254.1

Cash and cash equivalents, at end of year	$276.3	$223.1	$317.7

Supplemental disclosure of cash flow information:
Cash payments made for interest	$0.1	$0.2	$—
Cash payments made for income taxes	$14.2	$10.2	$9.0

Dealer Services Business of Automatic Data Processing, Inc.

Notes to the Combined Financial Statements

(Tabular dollars in millions, except per share amounts)

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

A. Proposed Spin-off. On April 9, 2014, the board of directors of Automatic Data Processing, Inc. (“ADP” or the “Parent”) approved the spin-off of Dealer Services Holdings LLC (the “Company” or “Dealer Services”) to its stockholders as an independent, publicly-traded company (the “Distribution”). ADP has requested an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, its counsel, to the effect that, based on certain facts, assumptions, representations and undertakings set forth in the request, the distribution will qualify as a transaction that is tax-free under Section 355 and other related provisions of the Code. The distribution is conditioned upon the receipt by ADP of such a favorable opinion of counsel confirming the distribution’s tax-free status. Immediately following the Distribution, ADP will no longer have a financial investment in the Company.

The Company and ADP will enter into several agreements providing for the separation of the companies and various existing governing relationships between the Company and ADP.

B. Description of Business. The Company is a global provider of integrated technology solutions to the information technology and marketing/advertising markets of the automotive retail industry. The Company’s solutions enable automotive retailers and original equipment manufacturers (“OEMs”) to better manage, analyze and grow their businesses. The Company classifies its operations into the following reportable segments: Automotive Retail Solutions North America, Automotive Retail Solutions International and Digital Marketing Solutions. In addition, the Company has an “Other” segment, the primary components of which are non-recurring gains and losses and certain charges and expenses that have not been allocated to the reportable segments, such as stock-based compensation expense.

C. Basis of Preparation. The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These financial statements present the combined financial position and results of operations of the Company, which is under common control and common management by ADP. The historical financial results in the combined financial statements presented may not be indicative of the results that would have been achieved had the Company operated as a separate, stand-alone entity. The combined financial statements included herein do not reflect any changes that may occur in the financing and operations of the Company as a result of the Distribution. The Company is expected to have a capital structure different from the capital structure in the combined financial statements and, accordingly, interest expense is not necessarily indicative of the interest expense that the Company would have incurred as a separate, independent company. However, management believes that the combined financial statements include all adjustments necessary for a fair presentation of the business. The Company has excluded all intercompany balances with ADP and its affiliates with the exception of notes receivable from affiliated parties and notes payable to affiliated parties (see Note 7). With the exception of notes between the Company and ADP or ADP’s affiliates, all intercompany transactions between the Company and ADP are considered to be effectively settled in the combined financial statements at the time the intercompany transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected as a financing or investing activity, as applicable, in the Combined Statements of Cash Flows and as Parent’s net investment in the Combined Balance Sheets. Notes between the Company and ADP or ADP’s affiliates will be settled prior to the Distribution.

The accompanying historical financial statements reflect the assets, liabilities, revenues and expenses that were attributable to the Company as it was operated within ADP. The combined financial statements include costs for facilities, functions and services used by the Company at shared ADP sites and costs for certain functions and services performed by centralized ADP organizations and directly charged to the Company based on approximate usage. The expenses allocated to the Company for these services are not necessarily indicative of the expenses that would have been incurred if the Company had been a separate, independent entity and had otherwise managed these functions. The Company’s combined financial statements include the following transactions with ADP or its affiliates:

Overhead Expenses: The Combined Statements of Comprehensive Income of the Company include an allocation of certain general expenses of ADP and its affiliates, which were in support of the Company, including departmental costs for travel, procurement, treasury, tax, internal audit, risk management, real estate, benefits, and other corporate and infrastructure costs. The Company was allocated $27.9 million, $26.3 million, and $22.7 million of these overhead costs related to ADP’s shared functions for the years ended June 30, 2013, 2012, and 2011 (“fiscal 2013,” “fiscal 2012,” and “fiscal 2011,” respectively), respectively, which are primarily reported in selling, general and administrative expenses. These allocations were based on a variety of factors. The allocation of the travel department costs is based on the estimated percentage of travel directly related to the Company. The allocation of benefits is based on the approximate benefit claims or payroll costs directly related to the Company as compared to ADP’s total claims and payroll costs. The allocation of real estate management costs were allocated based on the estimated percentage of square footage of facilities for the Dealer Services business that were managed by the corporate real estate department in relation to ADP’s total managed facilities. All other allocations are based on an estimated percentage of support staff time in comparison to ADP as a whole. Management believes that these allocations were made on a reasonable basis.

Royalty Fees: The Combined Statements of Comprehensive Income include a trademark royalty fee charged by ADP to the Company based on revenues for licensing fees associated with the use of the ADP trademark. The Company was charged $20.2 million, $16.0 million, and $12.3 million for fiscal 2013, fiscal 2012, and fiscal 2011, respectively, for such trademark royalty fees. These charges were included in selling, general, and administrative expenses on the Combined Statements of Comprehensive Income. Management believes these charges and allocations were made on a reasonable basis.

Services Received from Affiliated Companies: Certain systems development functions have been outsourced to an ADP shared services facility located in India. This facility provides services to the Company as well as to other ADP affiliates. The Company purchased $13.6 million, $10.7 million, and $5.8 million of services from this facility in fiscal 2013, fiscal 2012, and fiscal 2011, respectively. The charge for these services is included within costs of revenues. Management believes that these charges were made on a reasonable basis.

Notes Receivable from Affiliated Parties and Notes Payable to Affiliated Parties: The amounts recorded in the combined financial statements as notes receivables from affiliated parties and notes payable to affiliated parties represent amounts that are receivable or payable to affiliated parties under contractual arrangements. Interest income and interest expense on these transactions with affiliated companies is included within other income, net and Interest Expense on the Combined Statements of Comprehensive Income, respectively. Refer to Notes 3 and 7 for further information.

Other Services: The Company receives other services from ADP and its affiliates (e.g., payroll processing services). The Company is primarily charged at a fixed rate per employee per month for such payroll processing services. Expense incurred for such services was $1.3 million, $1.2 million, and $1.2 million for fiscal 2013, fiscal 2012, and fiscal 2011, respectively, and is included in the Combined Statements of Comprehensive Income in selling, general, and administrative expenses. Management believes that these charges were made on a reasonable basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Preparation. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the assets, liabilities, revenue, costs, expenses, and accumulated other comprehensive income that are reported in the combined financial statements and footnotes thereto. Actual results may differ from those estimates.

B. Revenue Recognition. Revenue is generated from software licenses, hosting arrangements, hardware sales and rentals, support and maintenance, professional services, advertising and digital marketing, as well as certain transactional services.

The Company recognizes software related revenue (on-site) in accordance with the provisions of Accounting Standards Codification (“ASC”) 985-605, “Software—Revenue Recognition” and non-software related revenue and software delivered under a hosted model in accordance with ASC 605, Revenue Recognition.

The following are the Company’s major components of revenue:

•	Bundled sales of Dealer Management Systems (“DMS”) and integrated solutions—In the Company’s Automotive Retail Solutions North America and Automotive Retail Solutions International segments, the Company receives fees for product installation, monthly fees for software licenses, ongoing software support and maintenance of DMS and other integrated solutions that are either hosted by the Company or installed on-site at the client’s location. The Company also offers various hardware elements in connection with DMS and integrated solution sales.

•	Transactional revenues—The Company receives revenues on a fee-per-transaction-processed basis in connection with providing auto retailers interfaces with third parties to process credit reports, vehicle registrations, data updates, and sales leads.

•	Digital Marketing services—The Company receives revenues from the placement of advertising for clients and providing websites and related advertising and marketing services.

In general, revenue is recognized when all of the following criteria have been met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	our fee is fixed or determinable; and

•	collection of the revenue is reasonably assured.

The Company’s sales of DMS solutions are accounted for using the provisions of ASC 985, or, in the case of our hosted solutions, using the provisions of ASC 605. The majority of the Company’s software arrangements are sold on a term basis and provide software licenses, hardware, installation, and support and maintenance. The revenues for these term licenses are recognized ratably over the software license term, as vendor-specific objective evidence (“VSOE”) of the fair values of the individual elements in the sales arrangement does not exist. Revenue recognition commences at the installation dates, when client acceptance has occurred, and collectability of a determinable amount is probable. In the case of hosted applications, the client does not have the contractual right to take possession of the software and the items delivered at the outset of the contract (e.g., hardware, installation, training, etc.) do not have value to the client without the software license and ongoing support and maintenance. Any upfront fees charged in the case of hosted arrangements are recognized ratably over the expected benefit period of the arrangement, typically five years.

Transactional revenues and Digital Marketing Solution services are recorded in accordance with ASC 605 when persuasive evidence of the arrangement exists, the services have been rendered, the fee is fixed or determinable, and collection is reasonably assured. Delivery occurs at the time the services are rendered.

Deferred revenue represents the unrecognized portion of the revenue elements discussed above. Costs to deliver services are expensed to cost of revenues as incurred with the exception of specific costs directly related to transition or installation activities, including the payroll related costs for our implementation and training teams, as well as commission costs for the sale. These costs are deferred and expensed proportionately over the same period that the deferred revenue is recognized as revenue. The amount of deferred cost will never exceed the amount of deferred revenue at any given point in time. Deferred amounts are monitored regularly for impairment. Impairment losses are recorded when projected remaining undiscounted operating cash flows of the related contract are not sufficient to recover the carrying amount of the contract assets.

C. Cash and Cash Equivalents. Investment securities with a maturity of three months or less at the time of purchase are considered cash equivalents. The fair value of cash and cash equivalents approximates carrying value. ADP uses a centralized approach to cash management and financing of operations. The Company’s cash was available for use and was regularly “swept” by ADP. Transfers of cash both to and from ADP are reflected as a financing activity in the Combined Statements of Cash Flows and as Parent company’s net investment in the Combined Balance Sheets.

D. Property, Plant and Equipment. Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. The estimated useful lives of assets are primarily as follows:

Buildings	20 to 40 years
Furniture & Fixtures	3 to 7 years
Data Processing Equipment	2 to 5 years

E. Notes Receivable from Affiliated Parties and Notes Payable to Affiliated Parties. Notes Receivable and Payable consist of loans to and from ADP. The interest rate on these notes is based on the AA rating for the currency of the loan and is based on market indices from Bloomberg (average yield for debt outstanding of similar maturities). The standard term of these notes is two years and can be extended by a year for a maximum of two additional years. These notes have been classified as current assets and current liabilities on the Combined Balance Sheets as these notes are expected to be settled in cash prior to the spin-off date.

F. Goodwill and Other Intangible Assets. The Company accounts for goodwill in accordance with ASC 350-10. Goodwill is not amortized, but is instead tested for impairment annually and whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company performs this impairment test by first comparing the fair value of each reporting units to its carrying amount. If the carrying value for a reporting unit exceeds its fair value, the Company would then compare the implied fair value of goodwill to the carrying amount in order to determine the amount of the impairment, if any. The Company determines the estimated fair value of its reporting units using a weighted blended approach, which combines the income approach, which is the present value of expected cash flows, discounted at a risk-adjusted weighted-average cost of capital; and the market approach, which is based on using market multiples of companies in similar lines of business. Significant assumptions used in determining the fair value of the Company’s reporting units include projected revenue growth rates, profitability projections, working capital assumptions, the weighted average cost of capital, the determination of appropriate market comparison companies, and terminal growth rates.

G. Impairment of Long-Lived Assets. Long-lived assets are reviewed for impairment in accordance with ASC 360-10 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

H. Foreign Currency Translation. The net assets of the Company’s foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect for each period, and revenues and expenses are translated at average exchange rates in the periods. Gains or losses from balance sheet translation are included in accumulated other comprehensive income on the Combined Balance Sheets. Currency transaction gains or losses, which are included in the results of operations, are immaterial for all periods presented, and are included within other income, net.

I. Stock-Based Compensation. As an operating unit of ADP, certain employees of the Company (a) have been granted stock options to purchase shares of ADP’s common stock, (b) have been granted restricted stock pursuant to which shares of ADP common stock have been sold to the employees for nominal consideration, and (c) participate in ADP’s stock purchase plan under which employees have the ability to purchase shares of ADP common stock at 95% of the market value at the date the purchase price for the offering is determined.

The Company recognizes stock-based compensation expense in net earnings based on the fair value of the award on the date of the grant. The Company determines the fair value of stock options issued using a binomial option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate, and employee exercise behavior. Expected volatilities utilized in the binomial option-pricing model are based on a combination of implied market volatilities, historical volatility of ADP’s stock price, and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option-pricing model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of a stock option grant is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

J. Internal Use Software and Computer Software to be Sold, Leased or Otherwise Marketed.

Internal Use Software.

The Company’s policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company’s policy also provides for the capitalization of certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance, and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

Computer Software to be Sold, Leased or Otherwise Marketed. The Company’s policy provides for the capitalization of certain costs of computer software to be sold, leased, or otherwise marketed. The Company’s policy provides for the capitalization of all software production costs upon reaching technological feasibility for a specific product. Technological feasibility is attained when software products have a completed working model whose consistency with the overall product design has been confirmed by testing. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. The establishment of technological feasibility requires judgment by management and in many instances is only attained a short time prior to the general release of the software. Maintenance-related costs are expensed as incurred.

Pursuant to these policies, the Company incurred expenses of $156.4 million, $140.3 million and $128.0 million for fiscal 2013, 2012 and 2011, respectively.

K. Income Taxes. The provision for income taxes is computed as if the Company has filed a separate tax return (“Separate Return Method”). The Separate Return Method applies the accounting guidance for income taxes to the standalone financial statements as if the Company was a separate taxpayer and a standalone enterprise for the periods presented. The Company’s operations are included in the income tax returns of the Parent for U.S. federal income tax purposes and with respect to certain consolidated, combined, unitary, or similar group filings for U.S. state or local or certain foreign income tax jurisdictions. The payment of income tax by the Parent on behalf of the Company is recorded within group equity on the Balance Sheets. The Company may also file on a standalone basis with respect to certain other state or local or foreign tax jurisdictions in accordance with the taxing jurisdiction’s filing requirements.

The Company accounts for income taxes by recognizing the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in the Company’s combined financial statements or tax returns (e.g., realization of deferred tax assets, changes in tax laws or interpretations thereof). In addition, the Company is subject to the continuous examination of income tax returns by the Internal Revenue Service (the “IRS”) and other tax authorities. A change in the assessment of the outcomes of such matters could materially impact the Company’s combined financial statements.

The Company applies the financial statement recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Specifically, the likelihood of the Company’s tax benefits being sustained must be “more likely than not” assuming that those positions will be examined by taxing authorities with full knowledge of all relevant information prior to recording the related tax benefit in the financial statements. If a tax position drops below the “more likely than not” standard, the Company does not recognize the benefit. Assumptions, judgment, and the use of estimates are required in determining if the “more likely than not” standard has been met when developing the provision for income taxes.

If certain pending tax matters settle within the next twelve months, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

L. Recently Issued Accounting Pronouncements. In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU 2014-08 requires that a disposal representing a strategic shift that has (or will have) a major effect on an entity’s financial results or a business activity classified as held for sale should be reported as discontinued operations. ASU 2014-08 also expands the disclosure requirements for discontinued operations and adds new disclosures for individually significant dispositions that do not qualify as discontinued operations. ASU 2014-08 is effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2014. The impact of ASU 2014-08 is dependent upon the nature of dispositions, if any, after adoption.

In July 2013, the FASB issued Accounting Standards Update ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 requires netting of unrecognized tax benefits against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax position. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective adoption is permitted. The adoption of ASU 2013-11 will not have a material impact on the Company’s results of operations, financial condition, or cash flows.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires entities to disclose the amount of income (loss) reclassified out of accumulated other comprehensive income to each respective line item on the income statement. The guidance allows companies to elect whether to disclose the reclassification either on the face of the income statement or in the notes to the financial statements, including cross-referencing other disclosures which provide additional details about these amounts. The adoption of ASU 2013-02 will not have an impact on the Company’s combined results of operations, financial condition, or cash flows.

M. Recently Adopted Accounting Pronouncements. In July 2012, the Company adopted ASU 2011-08, “Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that the fair value of a reporting unit is less than its carrying value based upon the qualitative assessment, it is necessary to perform the currently prescribed two-step goodwill impairment test. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. The adoption of ASU 2011-08 did not have an impact on the Company’s combined results of operations, financial condition, or cash flows.

In July 2012, the Company adopted ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” ASU 2011-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net earnings and other comprehensive income. The Company has elected to present net earnings and other comprehensive income on one continuous statement. The adoption of ASU 2011-05 did not have an impact on the Company’s combined results of operations, financial condition, or cash flows.

In April 2011, the Company adopted ASU 2010-29, “ Disclosure of Supplementary Pro Forma Information for Business Combinations.” ASU 2010-29 requires an entity to disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations that occur on or after the beginning of the first annual reporting period beginning after December 15, 2010. The adoption of ASU 2010-29 did not have an impact on the Company’s combined results of operations, financial condition, or cash flows.

In July 2010, the Company adopted the FASB’s ASU 2009-13, “Multiple Deliverable Revenue Arrangements,” and ASU 2009-14, “Certain Revenue Arrangements that Include Software Elements.” ASU 2009-13 modifies the guidance related to accounting for arrangements with multiple deliverables by providing an alternative when vendor specific objective evidence VSOE or third-party evidence TPE does not exist to determine the selling price of a deliverable. The alternative when VSOE or TPE does not exist is management’s best estimate of the selling price of the deliverable. Consideration for multiple deliverables is then allocated based upon the relative selling price of the deliverables and revenue is recognized as earned for each deliverable. ASU 2009-14 modifies the scope of the software revenue recognition guidance to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s functionality. The adoption of ASU 2009-13 and ASU 2009-14 did not have a material impact on the Company’s combined results of operations, financial condition, or cash flows.

NOTE 3. OTHER INCOME, NET

Other income, net consists of the following:

	Years Ended June 30,
	2013	2012	2011
Interest income on notes receivable from affiliated parties	$(0.7)	$(0.7)	$(0.4)
Interest income on corporate investments	(1.7)	(2.4)	(2.2)
Foreign exchange loss	1.0	0.6	1.1
Other	(0.2)	(0.1)	(0.1)

Other income, net	$(1.6)	$(2.6)	$(1.6)

NOTE 4. ACQUISITIONS AND DIVESTITURES

The purchase price allocations for acquisitions were based on estimates of the fair value of tangible and intangible assets acquired and liabilities assumed, utilizing recognized valuation techniques, including the income and market approaches. Assets acquired and liabilities assumed in business combinations were recorded on the Company’s Combined Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Company’s Combined Statements of Comprehensive Income since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when the Company receives final information, including appraisals and other analyses.

The Company did not acquire any businesses during fiscal 2013.

The Company acquired one business in fiscal 2012 for $84.7 million, net of cash acquired. This acquisition was not material to the Company’s operations, financial position, or cash flows.

In August 2010, the Company acquired Cobalt Holding Company (“Cobalt”), a provider of digital marketing and advertising services, for approximately $405.4 million, net of cash acquired. The results of Cobalt are primarily included within the Digital Marketing Solutions segment. The total revenues and earnings before income taxes from the acquisition included in the Combined Statements of Comprehensive Income for fiscal 2011 were $276.0 million and $15.1 million, respectively. Due to the timing of the acquisition, the results of the Company’s combined fiscal 2011 revenues and earnings would not have been significantly impacted if the acquisition was consummated on July 1, 2009.

The final purchase price allocation for Cobalt was as follows:

Accounts receivable, net	$42.5
Goodwill	293.5
Identifiable intangible assets	111.6
Other assets	37.5

Total assets acquired	$485.1

Total liabilities acquired	$58.0

Goodwill for Cobalt, which is not deductible for tax purposes, resulted from the expected impact to Dealer Services’ long-term growth strategy. Intangible assets for Cobalt, which totaled $111.6 million, included customer contracts and lists, software, and trademarks that are being amortized over a weighted average life of approximately 11 years. There was no contingent consideration relating to the Cobalt acquisition. The Company expensed approximately $7.2 million of acquisition related costs in fiscal 2011 related to the Cobalt acquisition. Such costs were included on the Statements of Comprehensive Income within selling, general, and administrative expenses.

The Company also acquired two other businesses in fiscal 2011 for $24.2 million. These acquisitions were not material to the Company’s operations, financial position, or cash flows.

As of June 30, 2013, the Company had approximately $15.6 million of acquisition-related contingencies. The Company paid $10.0 million during the nine months ended March 31, 2014 and reversed $5.6 million during the nine months ended March 31, 2014.

There were no divestitures in fiscal 2013, 2012, or 2011.

NOTE 5. PROPERTY, PLANT AND EQUIPMENT, NET

Depreciation and amortization expense for property, plant and equipment was $35.7 million, $32.8 million, and $31.2 million for fiscal 2013, 2012, and 2011, respectively. Property, plant, and equipment at cost and accumulated depreciation at June 30, 2013 and 2012 are as follows:

	June 30,
	2013	2012
Property, plant and equipment:
Land and buildings	$35.5	$29.7
Data processing equipment	284.6	285.8
Furniture and fixtures, leasehold improvements, and other	52.7	51.1

	372.8	366.6
Less: Accumulated depreciation	280.0	280.2

Property, plant and equipment, net	$92.8	$86.4

NOTE 6. GOODWILL AND INTANGIBLE ASSETS, NET

Changes in goodwill for fiscal 2013 and 2012 are as follows:

	Automotive Retail Solutions North America	Automotive Retail Solutions International	Digital Marketing Solutions	Total
Balance as of June 30, 2011	$364.6	$432.0	$314.2	$1,110.8
Additions	14.7	—	61.6	76.3
Purchase price adjustments	(1.9)	—	—	(1.9)
Cumulative translation adjustments	(0.7)	(15.0)	—	(15.7)

Balance as of June 30, 2012	$376.7	$417.0	$375.8	$1,169.5

Additions	$—	$—	$—	$—
Purchase price adjustments	0.5	—	0.3	0.8
Cumulative translation adjustments	(0.3)	(2.7)	—	(3.0)

Balance as of June 30, 2013	$376.9	$414.3	$376.1	$1,167.3

During fiscal 2013, 2012, and 2011, the Company performed the required impairment tests of goodwill and determined that there was no impairment.

Components of intangible assets, net are as follows:

	June 30,
	2013			2012
	Original Cost	Accumulated Amortization	Intangible Assets, net	Original Cost	Accumulated Amortization	Intangible Assets, net
Software	$93.9	$(78.2)	$15.7	$91.3	$(71.2)	$20.1
Client lists	212.6	(102.3)	110.3	213.1	(84.6)	128.5
Trademarks	26.8	(5.6)	21.2	26.8	(3.7)	23.1
Other intangibles	5.9	(5.9)	—	5.9	(5.9)	—

	$339.2	$(192.0)	$147.2	$337.1	$(165.4)	$171.7

Other intangibles consist primarily of purchased rights, covenants, and patents (acquired directly or through acquisitions). All of the intangible assets have finite lives and, as such, are subject to amortization. The weighted average remaining useful life of the intangible assets is eight years (two years for software and software licenses, eight years for customer contracts and lists, and 11 years for trademarks). Amortization of intangibles totaled $27.9 million, $27.1, million and $28.4 million for fiscal 2013, 2012, and 2011, respectively. Estimated amortization expenses of the Company’s existing intangible assets are as follows:

Amount
Twelve months ended June 30, 2014	$26.8
Twelve months ended June 30, 2015	$24.6
Twelve months ended June 30, 2016	$20.0
Twelve months ended June 30, 2017	$16.0
Twelve months ended June 30, 2018	$14.5

NOTE 7. NOTES RECEIVABLE/PAYABLE FROM/TO AFFILIATED PARTIES

The following is a listing of all notes receivable from and payable to affiliates at June 30, 2013 and 2012, respectively:

Type of Issue	Interest Rate	Date of Maturity	Receivable/Payable Balance Outstanding as of June 30,
			2013	2012
Notes receivable denominated in a foreign currency:
Note receivable from affiliate	0.6%	10/1/2014	$9.1	$8.8
Note receivable from affiliate	0.3%	11/29/2014	11.2	10.8
Note receivable from affiliate	2.8%	8/13/2014	1.8	1.7
Note receivable from affiliate	2.8%	8/13/2014	1.0	1.0
Note receivable from affiliate	2.8%	8/13/2014	1.3	1.3
Note receivable from affiliate	3.6%	1/17/2015	1.3	1.3
Note receivable from affiliate	3.6%	1/17/2015	1.4	1.4
Note receivable from affiliate	3.6%	1/17/2015	0.7	0.6
Note receivable from affiliate	6.0%	4/8/2015	1.7	—
Note receivable from affiliate	6.0%	8/19/2015	1.7	—
Note receivable from affiliate	6.0%	10/21/2015	1.4	—
Note receivable from affiliate	6.0%	1/20/2016	0.8	1.6
Note receivable from affiliate	5.5%	2/29/2016	1.6	—

			$35.0	$28.5

Notes payable denominated in a foreign currency:
Note payable to affiliate	4.9%	1/16/2024	$19.9	$19.4
Note payable to affiliate	3.0%	11/18/2013	1.6	2.1
Note payable to affiliate	1.5%	12/14/2012	—	1.5

			$21.5	$23.0

Notes payable denominated in US dollars:

Note payable to affiliate	0.5%	8/16/2013	$0.5	$0.5

Total notes receivable from affiliated parties			$35.0	$28.5

Total notes payable to affiliated parties			$22.0	$23.5

Notes payable to affiliates and notes receivable from affiliates are to be repaid prior to the spin-off date. Accordingly, they have been classified as current liabilities or current assets, as appropriate, on the Combined Balance Sheets for both June 30, 2013 and 2012.

Interest expense on notes payable to affiliates was $0.9 million, $1.0 million, and $0.9 million for the years ended June 30, 2013, 2012, and 2011, respectively, and is reported in interest expense in the Combined Statements of Comprehensive Income. Interest income on notes receivable from affiliates was $0.7 million, $0.7 million, and $0.4 million for the years ended June 30, 2013, 2012, and 2011, respectively, and is reported in other income, net in the Combined Statements of Comprehensive Income. Refer to Note 3.

NOTE 8. STOCK-BASED COMPENSATION

Stock-based compensation consists of the following:

Stock Options: Stock options are granted to employees at exercise prices equal to the fair market value of ADP’s common stock on the dates of grant. Stock options are issued under a graded vesting schedule and have a term of 10 years. Options granted prior to July 1, 2008 generally vest ratably over five years and options granted after July 1, 2008 generally vest ratably over four years. Compensation expense is measured based on the fair value of the stock option on the grant date and recognized over the requisite service period for each separately vesting portion of the stock option award. Stock options are forfeited if the employee ceases to be employed by the Company or ADP prior to vesting.

Restricted Stock:

Time-Based Restricted Stock and Time-Based Restricted Stock Units: Time-based restricted stock and restricted stock units granted prior to fiscal 2013 are subject to vesting periods of up to five years and awards granted during fiscal 2013 are subject to a vesting period of two years. Awards are forfeited if the employee ceases to be employed by the Company or ADP prior to vesting.

Time-based restricted stock cannot be transferred during the vesting period. Compensation expense relating to the issuance of time-based restricted stock is measured based on the fair value of the award on the grant date and recognized on a straight-line basis over the vesting period. Employees are eligible to receive dividends on shares awarded under the time-based restricted stock program.

Time-based restricted stock units are settled in cash. Compensation expense relating to the issuance of time-based restricted stock units is recorded over the vesting period and is initially based on the fair value of the award on the grant date; and is subsequently remeasured at each reporting date during the vesting period. No dividend equivalents are paid on units awarded under the time-based restricted stock unit program.

Performance-Based Restricted Stock and Performance-Based Restricted Stock Units: Performance-based restricted stock and performance-based restricted stock units generally vest over a one year performance period and a subsequent service period ranging from six months to 26 months. Under these programs, ADP communicates “target awards” at the beginning of the performance period with possible payouts at the end of the performance period ranging from 0% to 150% of the “target awards.” Awards are forfeited if the employee ceases to be employed by the Company or ADP prior to vesting.

Performance-based restricted stock cannot be transferred during the vesting period. Compensation expense relating to the issuance of performance-based restricted stock is measured based upon the fair value of the award on the grant date and recognized on a straight-line basis over the vesting period, based upon the probability that the performance target will be met. After the performance period, if the performance targets are achieved, employees are eligible to receive dividends on shares awarded under the performance-based restricted stock program.

Performance-based restricted stock units are settled in cash. Compensation expense relating to the issuance of performance-based restricted stock units is recorded over the vesting period and is initially based on the fair value of the award on the grant date; and is subsequently remeasured at each reporting date during the one-year performance period, based upon the probability that the performance target will be met. No dividend equivalents are paid on awards under the performance-based restricted stock unit program.

Employee Stock Purchase Plan: The Company’s employees have the option to participate in ADP’s employee stock purchase plan which allows eligible employees to purchase shares of common stock at a price equal to 95% of the market value for the Company’s common stock on the last day of the offering period. This plan has been deemed non-compensatory and therefore, no compensation expense has been recorded.

The following table represents stock-based compensation expense and related income tax benefits in each of fiscal 2013, 2012, and 2011, respectively:

Years ended June 30,	2013	2012	2011
Operating expenses	$2.7	$2.8	$2.4
Selling, general and administrative expenses	9.2	9.2	8.8
System development and programming costs	2.2	2.3	2

Total pretax stock-based compensation expense	$14.1	$14.3	$13.2

Income tax benefit	$4.9	$5.0	$4.6

As of June 30, 2013, the total remaining unrecognized compensation cost related to non-vested stock options, restricted stock units, and restricted stock awards amounted to $1.2 million, $3.9 million, and $8.4 million, respectively, which will be amortized over the weighted-average remaining requisite service periods of 1.9 years, 1.3 years, and 1.3 years, respectively.

In fiscal 2013, the following activity occurred for the Company employees under ADP’s existing plans:

Stock Options:

Year ended June 30, 2013	Number of Options (in thousands)	Weighted Average Price (in dollars)
Options outstanding, beginning of year	2,006	$39
Options granted	153	$60
Options exercised	(756)	$37
Options canceled	(6)	$40

Options outstanding, end of year	1,397	$43

Option exercisable, end of year	1,042	$39

Time-Based Restricted Stock and Time-Based Restricted Stock Units:

Year ended June 30, 2013	Number of Shares (in thousands)	Number of Units (in thousands)
Restricted shares/units outstanding at July 1, 2012	66	—
Restricted shares/units granted	166	57
Restricted shares/units vested	(36)	—
Restricted shares/units forfeited	(12)	(1)

Restricted shares/units outstanding at June 30, 2013	184	56

Performance-Based Restricted Stock and Performance-Based Restricted Stock Units:

Year ended June 30, 2013	Number of Shares (in thousands)	Number of Units (in thousands)
Restricted shares/units outstanding, beginning of year	189	59
Restricted shares/units granted	58	6
Restricted shares/units vested	(178)	(55)
Restricted shares/units forfeited	(13)	(2)

Restricted shares/units outstanding, end of year	56	8

The aggregate intrinsic value of stock options outstanding and exercisable as of June 30, 2013 was $36.3 million and $30.7 million, respectively, which has a remaining life of 4.7 and 3.4, respectively. The aggregate intrinsic value for stock options exercised in fiscal 2013, 2012, and 2011 was $19.0 million, $13.7 million, and $16.2 million, respectively.

The fair value of each stock option issued is estimated on the date of grant using a binomial option pricing model. The binomial model considers a range of assumptions related to volatility, risk-free interest rate, and employee exercise behavior. Expected volatilities utilized in the binomial model are based on a combination of implied market volatilities, historical volatility of the Company’s stock price, and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grant is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

The fair value for stock options granted was estimated at the date of grant using the following assumptions:

	2013	2012	2011
Risk-free interest rate	0.8% -1.0%	0.9%	1.4% - 2.4%
Dividend yield	2.7% - 2.9%	2.8%	2.9% - 3.3%
Weighted average volatility factor	23.5% -24.4%	25.4%	24.5% - 24.9%
Weighted average expected life (in years)	5.3 - 5.4	5.3	5.1 - 5.2
Weighted average fair value (in dollars)	$8.62	$8.81	$8.05

The weighted average fair values of shares granted were as follows:

Year ended June 30,	2013	2012	2011
Performance-based restricted stock	$55.02	$45.42	$40.01
Time-based restricted stock	$59.08	$53.20	$40.85

NOTE 9. EMPLOYEE BENEFIT PLANS

A. Defined Benefit Pension Plans. Certain employees of the Company are covered by ADP’s domestic defined benefit plans. In addition, certain employees of the Company are part of ADP’s Supplemental Officer Retirement Plan (“SORP”). The SORP is a defined benefit plan pursuant to which ADP will pay supplemental pension benefits to certain key officers upon retirement based upon the officers’ years of service and compensation. Liabilities and assets related to these plans will remain with the Parent. Domestic pension expense allocated to the Company for the years ended June 30, 2013, 2012, and 2011 was $5.3 million, $4.6 million, and $5.3 million, respectively. SORP expense allocated to the Company for the years ended June 30, 2013, 2012, and 2011 was $1.7 million, $1.0 million, and $0.8 million, respectively.

B. Defined Contribution Savings Plans. ADP has a defined contribution plan that covers most of its domestic employees. This 401(k) plan provides company matching under various formulas. The costs allocated to the Company for the domestic associates for the years ended June 30, 2013, 2012, and 2011 were $11.4 million, $10.5 million, and $9.4 million, respectively.

C. International Savings Plans. The Company’s foreign subsidiaries have retirement savings-type plans that cover certain international employees. These retirement savings-type plans provide company matching under various formulas. The Company’s expense for these plans were approximately $11.5 million, $11.5 million, and $11.3 million for the years ended June 30, 2013, 2012, and 2011 respectively.

NOTE 10. INCOME TAXES

The Company’s operations are included in separate income tax returns filed with the appropriate taxing jurisdictions, except for U.S. federal and certain state, local and foreign jurisdictions in which the Company’s operations are included in the income tax returns of the Parent or an affiliate.

The provision for income taxes on earnings from continuing operations is computed as if the Company filed on a combined stand-alone or separate tax return basis, as applicable. The provision for income taxes on earnings from continuing operations does not reflect the Company’s inclusion in the tax returns of the Parent or an affiliate. Certain income taxes of the Company are paid by the Parent or an affiliate on behalf of the Company. The payment of income taxes by the Parent or affiliate on behalf of the Company is recorded within group equity on the Combined Balance Sheets.

Earnings from continuing operations before income taxes shown below are based on the geographic location to which such earnings are attributable.

	Years Ended June 30,
	2013	2012	2011
Earnings from continuing operations before income taxes:
United States	$249.7	$221.0	$175.3
Foreign	64.7	31.6	49.7

	$314.4	$252.6	$225.0

The provision for income taxes consists of the following components:

	Years Ended June 30,
	2013	2012	2011
Current:
Federal	$87.5	$58.7	$29.5
Foreign	20.4	12.9	25.2
State	12.9	9.9	5.7

Total current	$120.8	$81.5	$60.4
Deferred:
Federal	$(4.3)	$11.8	$31.9
Foreign	(1.8)	(3.6)	(4.5)
State	0.3	2.1	2.2

Total deferred	$(5.8)	$10.3	$29.6

Total provision for income taxes	$115.0	$91.8	$90.0

A reconciliation between the Company’s effective tax rate on earnings from continuing operations and the U.S. federal statutory rate is as follows:

	Years Ended June 30,
	2013	%	2012	%	2011	%
Provision for taxes at U.S. statutory rate	$110.1	35.0%	$88.4	35.0%	$78.7	35.0%
Increase (decrease) in provision from:
State taxes, net of federal tax	8.6	2.7%	7.8	3.1%	5.1	2.3%
Foreign rate differential	(3.2)	(1.0)%	1.2	0.5%	(0.9)	(0.4)%
Tax on repatriated earnings	—	—%	3.0	1.2%	0.4	0.2%
Utilization of foreign tax credits	(0.7)	(0.2)%	(3.8)	(1.5)%	(1.3)	(0.6)%
Resolution of tax matters	—	—%	(3.5)	(1.4)%	—	—%
Tax settlements	—	—%	(1.6)	(0.6)%	3.5	1.6%
Other	0.2	0.1%	0.3	—%	4.5	1.9%

	$115.0	36.6%	$91.8	36.3%	$90.0	40.0%

The balance sheet classification and significant components of deferred income tax assets and liabilities are as follows:

	June 30,
	2013	2012
Classification:
Current deferred tax assets (included in other current assets)	$13.6	$14.6
Current deferred tax liabilities (included in other current liabilities)	(8.1)	(9.1)
Long term deferred tax assets (included in other non-current assets)	10.2	10.1
Long term deferred tax liabilities (included in deferred income taxes)	(76.1)	(81.1)

Net deferred tax liabilities	$(60.4)	$(65.5)

Components:
Deferred tax assets:
Accrued expenses not currently deductible	$43.7	$43.1
Compensation and benefits not currently deductible	10.7	11.8
Net operating losses	23.0	23.3
Other	—	0.5

	77.4	78.7
Less: Valuation allowances	(15.1)	(15.0)

Deferred tax assets—net	62.3	63.7

Deferred tax liabilities:
Deferred revenue	28.0	31.8
Fixed assets and intangible assets	89.3	92.3
Prepaid expenses	2.5	2.8
Other	2.9	2.3

Deferred tax liabilities	122.7	129.2

Net deferred tax liabilities	$(60.4)	$(65.5)

Income taxes have not been provided on undistributed earnings of foreign subsidiaries in an aggregate amount of approximately $259.2 million as of June 30, 2013, as the Company considers such earnings to be permanently reinvested outside of the United States. The additional U.S. income tax that would arise on the repatriation of the remaining undistributed earnings could be offset, in part, by the foreign tax credits on such repatriation. However, it is impractical to estimate the amount of net income tax that might be payable.

The Company has estimated foreign net operating loss carry forwards of approximately $56.5 million as of June 30, 2013, of which $17.0 million expires in 2018 through 2033 and $39.5 million which has an indefinite utilization period. In addition, the Company has estimated federal net operating losses of approximately $14.9 million as of June 30, 2013 which expires in 2016 through 2020. The Company has state net operating loss carry-forwards of approximately $9.4 million as of June 30, 2013, which expire through 2026.

The Company has recorded valuation allowances of $15.1 million and $15.0 million at June 30, 2013 and 2012, respectively, because the Company does not believe that it is more likely than not that it will be able to utilize net operating loss carry-forwards and deferred tax assets of certain subsidiaries to offset future taxable earnings.

Income tax payments were approximately $14.2 million, $10.2 million, and $9.0 million for the years ended June 30, 2013, 2012, and 2011, respectively, for payments made directly by the Company. The income tax payments exclude payments made by the Parent or an affiliate on behalf of the Company as these amounts are recorded within group equity on the Combined Balance Sheets. For the years ended June 30, 2013, 2012, and 2011, income tax payments that were paid on behalf of the Company by the Parent or an affiliate were $100.6 million, $71.9 million, and $43.4 million, respectively, and are included within group equity on the Combined Balance Sheets.

As of June 30, 2013, 2012, and 2011, the Company’s liabilities for unrecognized tax benefits, which include interest and penalties, were $3.7 million, $5.5 million, and $11.0 million, respectively. The amount that, if recognized, would impact the effective tax rate is $3.7 million, $4.7 million, and $11.0 million, respectively. The remainder, if recognized, would principally affect deferred taxes.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	June 30,
	2013	2012	2011
Unrecognized tax benefits at beginning of the year	$5.5	$11.0	$0.4
Additions for tax positions	—	0.7	—
Reductions for tax positions	—	—	—
Additions for tax positions of prior periods	0.2	0.4	10.8
Reductions for tax positions of prior periods	(0.3)	(6.3)	—
Settlement with tax authorities	(1.7)	(0.1)	(0.2)
Expiration of the statute of limitations	—	—	—
Impact of foreign exchange rate fluctuations	—	(0.2)	—

Unrecognized tax benefit at end of year	$3.7	$5.5	$11.0

Penalties and interest expense associated with uncertain tax positions have been recorded in the provision for income taxes on the Statements of Combined Comprehensive Income. During the fiscal years ended June 30, 2013, 2012, and 2011, the Company recorded (benefits) penalties of $(0.3) million, $(1.0) million, and $2.1 million, respectively. Interest incurred during fiscal years ended June 30, 2013, 2012, and 2011 was not material.

At June 30, 2013 and 2012, the Company had an insignificant amount of accrued interest, which was included within other liabilities on the Combined Balance Sheets. At June 30, 2013, the Company had an insignificant amount of accrued penalties recorded within other liabilities. At June 30, 2012, the Company had $0.5 million of accrued penalties recorded within other liabilities and $0.5 million of accrued penalties recorded within accrued expenses and other current liabilities on the Combined Balance Sheets.

The Company is routinely examined by the IRS in conjunction with the IRS audit of the Parent and examined by tax authorities in countries in which it conducts business, as well as states in which it has significant business operations. The tax years under examination vary by jurisdiction. The Company is included in the IRS examination of the Parent for the year ended June 30, 2009 through the year ended June 30, 2013. In fiscal 2014, the Company reached agreements with the IRS regarding all outstanding tax audit issues in dispute for the tax years through and including June 30, 2012, which did not have a material impact to the combined financial statements of the Company. The Company regularly considers the likelihood of assessments in each of the jurisdictions resulting from examinations. The Company has established tax reserves which it believes are adequate in relation to the potential assessments. Once established, reserves are adjusted when there is more information available, when an event occurs necessitating a change to the reserves or the statute of limitations for the relevant taxing authority to examine the tax position has expired. The resolution of tax matters should not have a material effect on the combined financial condition of the Company, the Company’s Combined Statements of Comprehensive Income for a particular future period or on the Company’s effective tax rate.

NOTE 11. COMMITMENTS AND CONTINGENCIES

The Company has obligations under various facilities and equipment leases and software license agreements. Total expense under these agreements was approximately $28.0 million, $26.0 million, and $21.9 million in fiscal 2013, 2012, and 2011, respectively, with minimum commitments at June 30, 2013 as follows:

Years Ending June 30,	Amount
2014	$25.6
2015	19.9
2016	11.4
2017	7.0
2018	3.6
Thereafter	7.5

$75.0

In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

As of June 30, 2013, the Company has purchase commitments and obligations related to purchase and maintenance agreements on our software, equipment, and other assets, of approximately $2.3 million, of which $2.2 million relates to the fiscal year ending June 30, 2014, and $0.1 million relates to the fiscal year ending June 30, 2015.

The Company is subject to various claims and litigation in the normal course of business. When a loss is considered probable and reasonably estimable, the Company records a liability in the amount of its best estimate for the ultimate loss. There can be no assurance that these matters will be resolved in a manner that is not adverse to the Company.

It is not the Company’s business practice to enter into off-balance sheet arrangements. In the normal course of business, the Company may enter into contracts in which it makes representations and warranties that relate to the performance of the Company’s services and products. The Company does not expect any material losses related to such representations and warranties.

NOTE 12. ACCUMULATED OTHER COMPREHENSIVE INCOME (“AOCI”)

Comprehensive income is a measure of income that includes both net earnings and other comprehensive income (loss). Other comprehensive income (loss) results from items deferred on the Combined Balance Sheets in group equity. The Company’s other comprehensive income (loss) for fiscal 2013, 2012, and 2011 and AOCI balances as of June 30, 2013, 2012, and 2011 was comprised solely of currency translation adjustments. Other comprehensive (loss) income was $(1.1) million, $(32.6) million, and $58.8 million in fiscal 2013, 2012, and 2011, respectively. The accumulated balances reported in AOCI on the Combined Balance Sheets for currency translation adjustments was $43.0 million, $44.1 million, and $76.7 million at June 30, 2013, 2012, and 2011, respectively.

NOTE 13. FINANCIAL DATA BY SEGMENT

The Company manages its business operations through strategic business units. The Company’s reportable segments represent its strategic business units, or operating segments, which include: Automotive Retail Solutions North America, Automotive Retail Solutions International and Digital Marketing Solutions. The primary components of “Other” are corporate allocations and other expenses not recorded in the segment results, such as stock-based compensation expense. Certain revenues and expenses are charged to the reportable segments at a standard rate for management reasons. Other costs are recorded based on management responsibility. The fiscal 2013, 2012, and 2011 reportable segments’ revenues and earnings before income taxes have been adjusted to reflect updated budgeted foreign exchange rates for the year ended June 30, 2014 (“fiscal 2014”). This adjustment is made for management purposes so that the reportable revenues for each segment are presented on a consistent basis without the impact of fluctuations in foreign currency exchange rates. This adjustment is a reconciling item to revenues and earnings before income taxes in order to eliminate the adjustment in consolidation.

	Automotive Retail Solutions North America	Automotive Retail Solutions International	Digital Marketing Solutions	Other	Foreign Exchange	Total
Year ended June 30, 2013
Revenues	$1,206.8	$315.0	$310.3	$—	$7.1	$1,839.2
Earnings before income taxes	313.4	33.0	27.3	(62.0)	2.7	314.4
Assets	1,053.7	966.8	403.5	3.1	—	2,427.1
Capital expenditures	34.4	9.0	0.7	0.2	—	44.3
Depreciation and amortization	39.3	12.4	11.2	—	0.7	63.6

Year ended June 30, 2012
Revenues	$1,115.2	$302.5	$263.4	$—	$15.2	$1,696.3
Earnings before income taxes	265.0	18.4	13.3	(49.5)	5.4	252.6
Assets	940.6	997.1	398.1	1.7	—	2,337.5
Capital expenditures	31.4	6.8	2.3	—	—	40.5
Depreciation and amortization	34.9	12.9	11.3	—	0.8	59.9

Year ended June 30, 2011
Revenues	$1,024.8	$299.2	$224.8	$—	$14.8	$1,563.6
Earnings before income taxes	241.0	26.1	9.2	(55.9)	4.6	225.0
Assets	886.2	1,037.8	428.0	1.2	—	2,353.2
Capital expenditures	35.2	7.5	0.8	—	—	43.5
Depreciation and amortization	35.8	14.1	8.9	—	0.8	59.6

Revenues and assets by geographic area are as follows:

	United States	Canada	Europe	Other	Total
Year ended June 30, 2013
Revenues	$1,426.0	$91.5	$241.1	$80.6	$1,839.2
Assets	$1,292.4	$168.0	$879.8	$86.9	$2,427.1

Year ended June 30, 2012
Revenues	$1,292.5	$86.4	$248.0	$69.4	$1,696.3
Assets	$1,239.8	$100.6	$911.2	$85.9	$2,337.5

Year ended June 30, 2011
Revenues	$1,168.0	$81.7	$262.5	$51.4	$1,563.6
Assets	$1,142.3	$173.2	$954.2	$83.5	$2,353.2

NOTE 14. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

Summarized quarterly results of operations for the fiscal years ended June 30, 2013 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended June 30, 2013
Revenues	$449.7	$453.5	$465.2	$470.8
Earnings before income taxes	71.3	81.7	85.6	75.9
Net earnings	$45.6	$51.7	$54.2	$47.9

Year ended June 30, 2012
Revenues	$417.8	$411.8	$433.4	$433.3
Earnings before income taxes	61.8	68.0	70.1	52.6
Net earnings	$37.7	$41.1	$47.8	$34.2

DEALER SERVICES BUSINESS OF AUTOMATIC DATA PROCESSING, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Column A	Column B	Column C			Column D		Column E
		Additions
	Balance at beginning of period	(1) Charged to costs and expenses	(2) Charged to other accounts		Deductions		Balance at end of period
Year ended June 30, 2013:
Accounts receivable allowance for doubtful accounts	$9,365	$5,030	$—		$(4,096	)(A)	$10,299
Deferred tax valuation allowance	$15,010	$2,213	$(1,494	)(B)	$(662)		$15,067
Year ended June 30, 2012:
Accounts receivable allowance for doubtful accounts	$12,775	$1,540	$—		$(4,950	)(A)	$9,365
Deferred tax valuation allowance	$14,629	$2,541	$(1,907	)(B)	$(253)		$15,010
Year ended June 30, 2011:
Accounts receivable allowance for doubtful accounts	$8,255	$10,332	$—		$(5,812	)(A)	$12,775
Deferred tax valuation allowance	$12,001	$1,666	$1,964	(B)	$(1,002)		$14,629

(A)	Doubtful accounts written off, less recoveries on accounts previously written off.
(B)	Includes amounts related to foreign exchange fluctuation.